As filed with the Securities and Exchange Commission on February 11, 2016

Registration No. 333-208780

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2 TO

REGISTRATION STATEMENT UNDER SCHEDULE B

OF

THE SECURITIES ACT OF 1933

REPUBLIC OF THE PHILIPPINES

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Hon. Mario Lopez de Leon, Jr.

Consul General

Philippine Consulate General

556 Fifth Avenue

New York, New York 10036-5095

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

Jeffrey Cohen, Esq. Pamela Shores, Esq. Linklaters 10th Floor, Alexandra House 18 Chater Road Hong Kong SAR	Sung K. Kang, Esq. Robert K. Williams, Esq. c/o Cleary Gottlieb Steen & Hamilton LLP 37th Floor, Hysan Place 500 Hennessy Road Hong Kong SAR

Approximate date of commencement of proposed sale to the public:

From time to time after the Registration Statement becomes effective.

The securities being registered herein are to be offered on a delayed or continuous basis pursuant to

Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price (per Unit(1))	Proposed maximum aggregate offering (Price(1)(2))	Amount of registration fee
Debt Securities and Warrants	$5,000,000,000(3)	100%(3)	$5,000,000,000(3)	$503,500(3)

Notes:

(1)	Estimated for purpose of determining the registration fee.
(2)	Exclusive of accrued interest, if any.
(3)	This Registration Statement and the prospectus contained herein relate to $5,000,000,000 aggregate principal amount of debt securities and/or warrants, of which $579,986,795 aggregate principal amount of debt securities and/or warrants have been previously registered under (i) the Registrant’s Registration Statement No. 333-171038 filed on December 8, 2010 and (ii) the Registrant’s Registration Statement No. 333-201380 filed on January 6, 2015. $20,946.73 of the total registration fee paid by the Registrant with Registration Statement No. 333-171038 and calculated in accordance with the fees then in effect (which relates to $293,783,095 aggregate principal amount of debt securities and/or warrants) and $33,256.87 of the total registration fee paid by the Registrant with Registration Statement No. 333-201380 and calculated in accordance with the fees then in effect (which relates to $286,203,700 aggregate principal amount of debt securities and/or warrants) has been applied to the registration fee to be paid with this Registration Statement pursuant to Rule 457 under the Securities Act of 1933. The remaining fee of $445,095.33 (calculated in accordance with the fees currently in effect) is being paid herewith for an aggregate principal amount of $4,420,013,205 of additional debt securities and/or warrants to be registered hereunder.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to debt securities and/or warrants having an aggregate principal amount of (i) $293,783,095 registered under the Registrant’s Registration Statement No. 333-171038 under Schedule B and not previously sold in the United States for which the Registrant paid a registration fee of $20,946.73 and (ii) $286,203,700 registered under the Registrant’s Registration Statement No. 333-201380 under Schedule B and not previously sold in the United States for which the Registrant paid a registration fee of $33,256.87. This Registration Statement, which is a new Registration Statement, also constitutes Post-Effective Amendment No. 2 to Registration Statement No. 333-201380 and such post-effective amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(c) of the Securities Act of 1933.

The information in this prospectus is not complete and may be changed. We may not issue the securities offered in this prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 11, 2016

Republic of the Philippines

$5,000,000,000

Debt Securities and/or Warrants

The Republic will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer or sell securities unless accompanied by a supplement. The Republic may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should not assume that information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than its date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated                         .

i

CERTAIN DEFINED TERMS AND CONVENTIONS

Statistical information included in this prospectus is the latest official data publicly available at the date of this prospectus. Financial data provided in this prospectus may be subsequently revised in accordance with the Republic’s ongoing maintenance of its economic data, and that revised data will not be distributed by the Republic to any holder of the Republic’s securities. As used in this prospectus, the term “N/A” identifies statistical or financial data that is not available.

All references in this prospectus (a) to the “Republic” or the “Philippines” are to the Republic of the Philippines, (b) to the “Government” are to the national government of the Philippines and (c) to “Bangko Sentral” or “BSP” are to Bangko Sentral ng Pilipinas, the central bank of the Philippines.

“GOCCs” are corporations at least 51% of the capital stock of which is owned by the Government, directly or indirectly, through its instrumentalities.

The fiscal year of the Government commences on January 1 of each year and ends on December 31 of such year.

Unless otherwise indicated, all references in this prospectus to “Philippine Pesos,” “pesos” or “(Peso)” are to the lawful national currency of the Philippines, those to “dollars,” “U.S. dollars” or “$” are to the lawful currency of the United States of America, those to “euro” and “€” are to the currency introduced on January 1, 1999 at the start of the third stage on European Economic and Monetary Union and those to “Japanese yen,” “yen” or “JPY” are to the lawful national currency of Japan. References to “SDR” are to Special Drawing Rights of the International Monetary Fund (the “IMF”).

This prospectus contains translations of some peso amounts into U.S. dollars for the convenience of the reader. Unless otherwise specified, the translations were made at the exchange rate as stated in the Bangko Sentral Reference Exchange Rate Bulletin published by the Treasury Department of Bangko Sentral on the relevant date. No representation is made that the peso amounts actually represent the U.S. dollar amounts or could have been converted into U.S. dollars at the rates indicated, at any particular rate or at all.

Economists show Gross Domestic Product (“GDP”) and Gross National Income (“GNI”) in both current and constant market prices. GDP and GNI at current market prices value a country’s output using the actual prices for each year, whereas GDP and GNI at constant market prices (also referred to as “real” GDP and GNI) value output using the prices from a base year, thereby eliminating the distorting effects of inflation and deflation. In the first quarter of 2011, the standards under the Philippine System of National Accounts (the “PSNA”) for the calculation of GDP and GNI (known as gross national product (“GNP”) prior to the 2011 revisions) were revised, changing the constant base year for these calculations from 1985 to 2000. The revision of the base year for GDP and GNI was part of a number of changes to the PSNA methodology, which also included changes to the Republic’s classification systems and the designation of economic categories and subcategories. See “Republic of the Philippines—GDP and Major Financial Indicators.” In this prospectus, unless otherwise specified, data has been presented on the basis of the PSNA standards as revised in 2011, and certain real GDP and GNI figures for years prior to the 2011 revisions have been restated based on the 2000 base year. As a result, these figures may be different from data previously reported by the Republic. Unless otherwise specified, GDP and GNI figures in this prospectus and any prospectus supplement are real GDP and GNI figures, respectively, using the year ended December 31, 2000 as the base year. Unless otherwise specified, growth figures for GDP and GNI in this prospectus and any prospectus supplement are period-on-period comparisons of real GDP and GNI, respectively, using the year ended December 31, 2000 as the base year.

The balance of payments statistics released by Bangko Sentral are based on the trade-in-goods statistics compiled by the National Statistics Office (the “NSO”). However, for purposes of inclusion in the overall balance of payments, the trade-in-goods statistics reported by the NSO are adjusted by Bangko Sentral to exclude temporary exports and imports and returned goods. This adjustment is intended to bring the balance of payments results in line with the fifth edition of the IMF’s Balance of Payments Manual (“BPM5”). In March 2013, Bangko Sentral adopted the sixth edition of the IMF’s Balance of Payments Manual (“BPM6”) framework covering balance of payments statistics for 2011 onwards, pursuant to which the property income and expense accounts have been revised. In March 2014, Bangko Sentral restated the balance of payments statistics for the years 2005 to 2010 on a BPM6 basis. The key changes in these restated balance of payment statistics from the BPM5 methodology to the BPM6 methodology include (i) reclassification of goods for processing and other consigned items from the trade in goods account to the trade in services account; (ii) reclassification of repairs on goods from the trade in goods account to the trade in services account; (iii) reclassification of goods under merchanting from the trade in services account to the trade in goods account; (iv) reclassification of financial intermediation services indirectly measured data from the primary income account to the trade in services account; (v) exclusion of migrants’ transfers in both receipts and payments under the capital account; (vi) change in the computation of balances in the financial account from liabilities less assets to assets less liabilities; and (vii) organization of data under the direct investment account according to whether the investment relates to an asset or a liability, as opposed to the prior approach under which direct investment was shown as either direct investment abroad or direct investment in the reporting economy.

Unless otherwise specified, balance of payments statistics in this prospectus and any prospectus supplement are presented on a BPM6 basis. As a result, these statistics may be different from data previously reported by the Republic.

In May 2013, the National Statistical Coordination Board (the “NSCB”) revised GNI and net primary income figures from 2010 onward. These revisions were part of the NSCB’s periodic updates of the Republic’s National Income Accounts in response to new data, in particular the latest data from the Philippine Overseas Employment Agency in relation to compensation inflow, which includes salaries from overseas foreign workers (“OFWs”). As a result, estimates of GNI and net primary income presented in this prospectus and any prospectus supplement are not presented on the same basis as GNI and net primary income figures previously reported for years prior to 2010.

In July 2013, Bangko Sentral adopted a new system for compiling and reporting monetary statistics called the Standardized Report Forms (the “SRF”) format as part of Bangko Sentral’s adherence to international best practices in statistical compilation. The SRF is a unified international framework for reporting monetary and financial statistics to the IMF. Under the SRF, foreign and domestic assets reported by Bangko Sentral are no longer presented net of liabilities; rather, liabilities are reported separately. The presentation of general Government assets, however, remains net of liabilities. The adoption of the SRF system did not result in any change to overall monetary balances. However, Bangko Sentral has, in connection with the adoption of the SRF, also implemented certain recommendations from the IMF pertaining to the inclusion of unsecured subordinated debt and accrued interest expense, which has given rise to minor changes in amounts previously reported.

Any discrepancies in the tables included herein between the amounts listed and the totals thereof are due to rounding.

FORWARD-LOOKING STATEMENTS

Some of the statements contained in this prospectus under “Republic of the Philippines” are forward looking. They include statements concerning, among others:

•	the Republic’s economic, business and political conditions and prospects;

•	the Republic’s financial stability;

•	the depreciation or appreciation of the peso;

•	changes in interest rates; and

•	governmental, statutory, regulatory or administrative initiatives.

Actual results may differ materially from those suggested by the forward-looking statements due to various factors. These factors include, but are not limited to:

•

adverse external factors, such as high international interest rates and recession or low growth in the economies of the Republic’s trading partners. High international interest rates could increase the Republic’s current account deficit and budgetary expenditures. Recession or low growth in the economies of the Republic’s trading partners could lead to fewer exports from the Republic and, indirectly, lower growth in the Republic;

•

instability or volatility in the international financial markets. This could lead to domestic volatility, making it more difficult for the Government to achieve its macroeconomic goals. This could also lead to declines in foreign direct and portfolio investment inflows;

•

adverse domestic factors, such as a decline in domestic savings and investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility. Each of these factors could lead to lower growth or lower international reserves; and

•

other adverse factors, such as climatic or seismic events, the recurrence of the outbreak of diseases such as severe acute respiratory syndrome, middle east respiratory syndrome and avian influenza and political uncertainty.

DATA DISSEMINATION

The Republic is a subscriber to the IMF’s Special Data Dissemination Standard (“SDDS”), which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar.” For the Republic, precise dates or “no-later-than dates” for the release of data under the SDDS are disseminated three months in advance through the Advance Release Calendar, which is published on the Internet under the IMF’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the Dissemination Standards Bulletin Board. The Internet website for the Republic’s Advance Release Calendar and metadata is located at http://dsbb.imf.org/Pages/SDDS/CtyCtgList.aspx?ctycode=PHL.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, the net proceeds from sales of securities will be used for the general purposes of the Republic, including for budget support and to repay a portion of the Government’s borrowings.

RATINGS

Ratings included herein are not a recommendation to purchase, hold or sell securities and may be changed, suspended or withdrawn at any time. The Republic’s current credit ratings and rating outlooks are dependent upon economic conditions and other factors affecting credit risk that are outside the control of the Republic. Each rating should be evaluated independently of the others. Detailed explanations of the ratings may be obtained from the rating agencies. The Republic discloses these ratings because, though the Republic has no control over ratings, they are important to the Republic’s ability to obtain the financing that it needs on terms that are favorable to it. A decision by a rating agency to downgrade the Republic’s credit rating may have an adverse impact on its ability to access funding and may increase its borrowing costs, while an upgrade in its rating may improve its access to funding and reduce its borrowing costs.

PROSPECTUS SUMMARY

REPUBLIC OF THE PHILIPPINES

General

The Philippine archipelago has over 7,000 islands with a total land area of approximately 300,000 square kilometers. The islands are grouped into three geographic regions: Luzon, the largest island, in the north, covering an area of 141,395 square kilometers; Visayas in the central region, covering an area of 56,606 square kilometers; and Mindanao in the south, covering an area of 101,999 square kilometers. Manila is the Republic’s capital. As of the 2010 Census of Population and Housing (the “2010 Census”) conducted by the NSO, the Republic’s population was estimated at approximately 92.3 million.

Government and Politics

The Republic’s current constitution (the “Constitution”) was adopted by plebiscite in 1987. The ratification of the new Constitution in 1987 restored a presidential form of government consisting of three branches: executive, legislative and judiciary. Executive power is vested in the President, who is elected by direct popular vote and who may serve one term of six years. Legislative authority is vested in the Congress of the Philippines, which consists of the Senate and the House of Representatives. Judicial power is vested in the Supreme Court and in various lower courts.

President Benigno S. Aquino III was elected in May 2010, and he commenced serving his current six-year term on June 30, 2010. Accordingly, President Aquino’s term will end on June 30, 2016. President Aquino was a former member of the House of Representatives and the Senate prior to his election as President. President Aquino is the chairman of the Liberal Party.

On July 27, 2015, President Aquino delivered his sixth and final State of the Nation Address. The President highlighted that from 2010 to 2014, the Republic posted an average GDP growth of 6.2%, the fastest period of economic growth in the Philippines for the past 40 years. The President spoke at length about the efforts his administration has made in fighting corruption over the past five years, including the impeachment of Renato Corona, Chief Justice of the Supreme Court and his replacement by Associate Justice Maria Lourdes Sereno as the new Chief Justice and the appointments of Conchita Carpio-Morales, a former Justice of the Supreme Court, as the Ombudsman, Chairperson Grace Pulido-Tan to the Commission on Audit, Commissioner Kim Henares to the Bureau of Internal Revenue (the “BIR”) and Secretary Leila de Lima to the Department of Justice. The President cited the recent opening of the Muntinlupa-Cavite Expressway, the first public-private partnership approved under the Aquino administration and the first such project to open to the public, as an example of the success of the public-private partnership initiative. He also enumerated other recent successful infrastructure projects, including bridges, roadways, channel improvements and flood control projects.

President Aquino also highlighted the continued efforts to reduce the number of GOCCs, increase dividends collected and ensure more responsible management. The President noted the increase in revenue collection by the BIR under his administration and highlighted the upgrade of the Republic’s credit ratings to investment-grade by each of Moody’s Investor Service, Inc. (“Moody’s”), Standard & Poor’s Ratings Services (“Standard & Poor’s”) and Fitch Ratings Ltd. (“Fitch”). He also mentioned the growth rate in the manufacturing subsector, the fall in unemployment to 6.8% in 2014, the lowest level recorded in a decade, and the progress made in improving education under his administration, including implementation of an international standard 12-year, kindergarten-to-twelfth grade, basic education cycle. President Aquino also spoke of the numerous upgrades in recent years to the equipment of the Armed Forces of the Philippines (the “AFP”) and the Philippine National Police (the “PNP”) to enable the Republic to conduct relief operations more efficiently and to better safeguard the Republic in the future. Finally, the President encouraged Congress to pass the Bangsamoro Basic Law to ensure the continued progress in the Autonomous Region in Muslim Mindanao (the “ARMM”).

Economy

The Philippines has a mixed economy in which the Government is directly engaged in certain economic activities through GOCCs and Government financial institutions (“GFIs”). The Government actively encourages domestic and foreign private investment. The Philippines has undertaken liberalization of trade and investment in tandem with the deregulation of the financial system, foreign exchange liberalization, tax reforms, acceleration of privatization, enhancement of competition in the provision and operation of public utilities, and deregulation of the oil and power industries.

The three principal sectors of the Philippine economy are (i) service, (ii) industry and (iii) agriculture, hunting, forestry and fishing. The service sector accounted for 57.0% of GDP in 2015, including the subsectors of trade and repair of motor vehicles, motorcycles, personal and household goods (16.7% of GDP) and real estate, renting and business activities (11.4% of GDP). The industry sector accounted for 33.5% of GDP in 2015, including the subsectors of construction and mining and quarrying (6.1% and 1.0%, respectively, of GDP) and the agriculture, hunting, forestry and fishing sector accounted for 9.5%.

In 2015, GDP grew by 5.8%, compared with growth of 6.1% in 2014. The decrease in the rate of growth in 2015 was primarily due to slower growth in the manufacturing subsector, which experienced a decline from growth of 8.3% in 2014 to a growth of 5.7% in 2015, largely as a result of lower global demand. Decreased rates of growth in the public administration and defense and compulsory social security subsector and the agriculture and forestry subsector, from growth of 3.6% and 2.0%, respectively, in 2014 to growth of 0.6% and 0.7%, respectively, in 2015, were also significant contributors to this decline. The mining and quarrying subsector and fishing subsector each experienced a contraction in 2015, and the real estate, renting and business activities subsector, financial intermediation subsector and construction subsector also all posted lower growth rates in 2015 as compared to 2014. Partially offsetting the performance of these subsectors was an increase in the rate of growth in the other services subsector, from growth of 3.3% in 2014 to growth of 8.0% in 2015. Growth in the trade and repair of motor vehicles, motorcycles, personal and household goods subsector also increased from growth of 5.7% in 2014 to growth of 6.9% in 2015. GNI in 2015 grew by 5.4% compared to growth of 5.8% in 2014. GNI growth was lower compared to GDP growth due to relatively lower growth in net primary income of 3.6% in 2015 compared to GDP growth in 2015. The growth in net primary income of 3.6% in 2015 represented a 12.0% decrease from the 4.1% growth in net primary income in 2014.

Foreign trade is important to the Philippine economy. In 2015, exports of goods as reported by the Philippine Statistics Authority (the “PSA”) were equal to 30.6% of the country’s GNI, and imports were equal to 33.4% of GNI. Total exports of goods on a BPM5 basis as reported by the PSA were $62.1 billion and $44.3 billion in 2014 and the first nine months of 2015, respectively, of which manufactured goods accounted for 84.5% and 87.1%, respectively. Electronics, machinery and transport equipment, garments and wood manufacturing have historically been the Republic’s leading manufactured exports.

Preliminary data indicate that in the first nine months of 2015, the overall balance of payments position of the Republic recorded a surplus of $1.8 billion, which was a reversal from the $3.4 billion deficit recorded in the first nine months of 2014. The reversal was primarily the result of a decrease of 45.9% in the net outflow in the financial account. The financial account recorded net outflows of $3.1 billion in the first nine months of 2015, compared to a $5.8 billion net outflow in the first nine months of 2014. The decrease in net outflows was due primarily to the reversal in other investments from net outflows of $4.5 billion to net inflows of $3.3 billion.

After maintaining the overnight borrowing or reverse repurchase (“RRP”) rate and the overnight lending or repurchase (“RP”) rate at 3.50% and 5.50%, respectively, throughout 2013 and the first half of 2014, in July 2014, the Monetary Board of Bangko Sentral increased the RRP rate to 3.75% and increased the RP rate to 5.75%, citing inflationary pressures and elevated inflationary expectations. In September 2014, the Monetary Board again increased the RRP rate to 4.0% and the RP rate to 6.0% based on its inflation outlook. The Monetary Board has since maintained its policy rates at 4.0% for the RRP rate and 6.0% for the RP rate.

The average interest rates for 91-day Treasury bills in 2015 increased to 1.8% from an average of 1.2% in 2014, compared to 0.3% in 2013 and 1.6% in 2012.

In 2015, the average exchange rate was (Peso)45.5 per U.S. dollar, compared to (Peso)44.4 in 2014, (Peso)42.4 in 2013 and (Peso)42.2 in 2012.

As of February 10, 2016, the Philippine Stock Exchange composite index closed at 6,637.5 compared to a close of 6,952.1 on December 29, 2015, 7,230.6 on December 29, 2014, 5,889.8 on December 27, 2013, 5,812.7 on December 28, 2012, 4,372.0 on December 29, 2011 and 4,201.1 on December 30, 2010.

As of September 30, 2015, the Republic’s outstanding external debt approved by Bangko Sentral was $75.6 billion, a 2.7% decrease from the $77.7 billion recorded as of December 31, 2014. The decrease was mainly due to a 10.4% decrease in short-term loans in the Republic, from $16.2 billion as of December 31, 2014 to $14.6 billion as of September 30, 2015. Loans to the banking system also decreased by 5.5%, from $18.6 billion as of December 31, 2014 to $17.6 billion as of September 30, 2015. Bangko Sentral is required to approve all public sector borrowings, subject to certain exceptions, in order to monitor the Republic’s external debt service burden and channel loan proceeds to priority projects in line with the Government’s development plans. As of September 30, 2015, the Republic’s external debt-to-GDP ratio was 26.0%, compared with an external debt-to-GDP ratio of 27.3% as of December 31, 2014 and 28.9% as of December 31, 2013.

As of June 30, 2015, approximately 63.8% of total Bangko Sentral-approved external debt (including short-term debt) was denominated in U.S. dollars while 12.2% was denominated in Japanese yen. Multi-currency loans from institutions such as the International Bank for Reconstruction and Development (the “World Bank”) and the Asian Development Bank (the “ADB”) accounted for 11.6% of total Bangko Sentral-approved external debt.

Summary Economic Information of the Republic of the Philippines

	2010	2011	2012	2013	2014	2015(1)
	(Peso in billions, except as indicated)
GDP (at then-current market prices)	9,003.5	9,708.3	10,561.1	11,542.3	12,642.7	13,285.2
GDP (at constant 2000 prices)	5,701.5	5,910.2	6,305.2	6,750.1	7,164.0	7,579.9
GDP per capita (in $ at then-current market prices)(2)	$2,155	$2,365	$2,591	$2,769	$2,851	$2,875
GDP growth rate (at constant 2000 prices)	7.6%	3.6%	6.7%	7.1%	6.1%	5.8%
Consumer Price Inflation rate(3)	3.8%	4.6%	3.2%	3.0%	4.1%	1.4%
Government surplus/(deficit) as % of GDP (at then-current market prices)	(3.5)%	(2.0)%	(2.3)%	(1.4)%	(0.6)%	(0.3	)%(4)
Government debt at end of period as % of GDP (at then-current market prices)	52.4%	51.0%	51.5%	49.2%	45.4%	45.3	%(4)
Public sector borrowing requirement(5)	(379.0)	(220.1)	(226.7)	(95.1)	(39.5)	(28.6	)(6)
Consolidated public sector financial position(7)	(345.6)	(134.8)	(189.9)	12.2	117.3	76.4	(6)
Current account surplus/(deficit) as % of GDP	3.6%	2.5%	2.8%	4.2%	3.8%	2.6	%(4)
Overall balance of payments position at end of period as % of GDP(8)	7.2%	5.1%	3.7%	2.0%	(1.0)%	0.9	%(4)

	2010	2011	2012	2013	2014	2015(1)
	(Peso in billions, end of period; except as indicated)
Direct domestic debt of the Government(9)	2,718.2	2,873.4	3,468.4	3,733.4	3,820.6	3,895.7	(10)
Direct external debt of the Government ($ billion)(9)(11)	$45.6	$47.3	$47.9	$43.8	$42.8	$43.7	(10)
Public sector domestic debt(12)	3,727.8	4,773.2	5,219.9	5,447.7	5,302.3	4,981.9	(6)
Public sector external debt ($ billion)(11)(13)	$66.1	$64.2	$52.5	$52.0	$48.0	$48.3	(6)
Public sector external debt(13)	2,841.3	2,820.2	2,275.7	2,206.5	2,132.0	2,182.2	(6)
Unemployment rate (%)	7.3	7.0	7.0	7.2	6.8	5.6	(14)
Gross international reserves ($ billion)(11)(15)	$62.4	$75.3	$83.8	$83.2	$79.5	$80.7

Sources: National Statistics Office; National Statistical Coordination Board; Bureau of the Treasury; Department of Finance, Bangko Sentral.

Notes:

(1)	Preliminary data as of or for the year ended December 31, 2015, unless otherwise indicated.

(2)	Amounts in pesos have been translated into U.S. dollars using the average Bangko Sentral reference exchange rates for the applicable period.

(3)	The Government uses 2006 as the base year for CPI calculations. See “Republic of the Philippines—Prices, Employment and Wages—Inflation” for a more detailed discussion of CPI calculations.

(4)	Preliminary data as of or for the nine months ended September 30, 2015.

(5)	Represents the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidation (the “CB-BOL”), the Oil Price Stabilization Fund and the 14 major GOCCs (as defined below), the debt of which comprises virtually all the debt incurred by GOCCs.

(6)	Preliminary data as of or for the six months ended June 30, 2015.

(7)	Comprises the aggregate deficit or surplus of the Government, the CB-BOL’s accounts, the 14 major GOCCs, the Social Security System, the Government Service Insurance System, Bangko Sentral, the GFIs and local government units.

(8)	Overall balance of payments has been revised to reflect late reports, post-audit adjustments and final data from companies. See “Republic of the Philippines—Balance of Payments—Revisions” for a more detailed discussion of recent and pending revisions to previously reported data.

(9)	Represents debt of the Government only, and does not include other public sector debt. Includes direct debt obligations of the Government, the proceeds of which are on-lent to GOCCs and other public sector entities, but excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(10)	Preliminary data as of November 30, 2015

(11)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using the Bangko Sentral reference exchange rates at the end of each applicable period.

(12)	Represents debt of the Government, the 14 major GOCCs, the CB-BOL, Bangko Sentral and the GFIs.

(13)	Includes public sector debt, whether or not guaranteed by the Government.

(14)	Preliminary data for the first 10 months of 2015.

(15)	Comprises the holdings by Bangko Sentral of gold reserves, foreign investments, foreign exchange and SDRs, including Bangko Sentral’s reserve position in the IMF.

REPUBLIC OF THE PHILIPPINES

History, Land and People

History

Spain governed the Philippines as a colony from 1521 until 1898. On June 12, 1898, during the Spanish-American War, the Filipinos declared their independence. The United States claimed sovereignty over the Philippines under the 1898 Treaty of Paris, which ended the Spanish-American War, and governed the Philippines as a colony until 1935, when the Philippines became a self-governing commonwealth. On July 4, 1946, the Philippines became an independent republic.

Geography and General Information

The Philippine archipelago, located in Southeast Asia, comprises over 7,000 islands and a total land area of approximately 300,000 square kilometers. The Republic groups the islands into three geographic regions: Luzon in the north, covering an area of 141,395 square kilometers, Visayas in the center, covering an area of 56,606 square kilometers, and Mindanao in the south, covering an area of 101,999 square kilometers. The Republic is also divided into 18 administrative regions.

REPUBLIC OF THE PHILIPPINES
WGS 1984 DATUM
1:9,000,000
CHINA
TAIWAN
BATANES
20°N
15°N
10°N
5°N
115°E
120°E
125°E
W E S T P H I L I P P I N E S E A
L U Z O N S E A
P H I L I P P I N E S E A
BENHAM RISE REGION
Bajo de Masinloc
(Scarborough Shoal)
K A L A Y A A N I S L A N D G R O U P
S U L U S E A
M I N D A N A O S E A
C E L E B E S S E A
ILOCOS NORTE
APAYAO
CAGAYAN
ABRA
KALINGA
ILOCOS SUR
MT. PROVINCE
ISABELA
IFUGAO
LA UNION
BENGUET
NUEVA VIZCAYA
QUIRINO
PANGASINAN
AURORA
NUEVA ECIJA
TARLAC
ZAMBALES
PAMPANGA
BULACAN
BATAAN
METRO MANILA
RIZAL
CAVITE
LAGUNA
QUEZON
BATANGAS
CAMARINES NORTE
CAMARINES SUR
CATANDUANES
MARINDUQUE
OCCIDENTAL MINDORO
ORIENTAL MINDORO
ALBAY
SORSOGON
ROMBLON
MASBATE
NORTHERN SAMAR
EASTERN SAMAR
SAMAR
AKLAN
CAPIZ
ANTIQUE
ILOILO
BILIRAN
LEYTE
NEGROS OCCIDENTAL
GUIMARAS
CEBU
SOUTHERN LEYTE
DINAGAT ISLANDS
BOHOL
NEGROS ORIENTAL
SURIGAO DEL NORTE
SIQUIJOR
CAMIGUIN
AGUSAN DEL NORTE
SURIGAO DEL SUR
MISAMIS ORIENTAL
MISAMIS OCCIDENTAL
AGUSAN DEL SUR
ZAMBOANGA DEL NORTE
LANAO DEL NORTE
BUKIDNON
ZAMBOANGA DEL SUR
LANAO DEL SUR
COMPOSTELA VALLEY
ZAMBOANGA SIBUGAY
DAVAO DEL NORTE
NORTH COTABATO
DAVAO ORIENTAL
MAGUINDANAO
DAVAO DEL SUR
SULTAN KUDARAT
SOUTH COTABATO
SARANGANI
BASILAN
SULU
TAWI-TAWI
PALAWAN
Sabah
BRUNEI
MALAYSIA
INDONESIA

Note:	For a discussion of territorial disputes over certain islands in the West Philippine Sea, see “—Government—Territorial Dispute over the West Philippine Sea.”

In 2013, classified forest lands covered 15.8 million hectares or approximately 52.7% of the Philippines, and approximately 47.3% of the country was under agricultural cultivation. As of October 2015, approximately 29.6% of the workforce was employed in the agriculture sector. Agriculture, hunting, forestry and fishing provided approximately 7.5% and 6.3% of the Republic’s export earnings (including exports of agriculture-based products) in 2014 and the first nine months of 2015, respectively. Although the Republic is a major exporter of certain agricultural products, manufactured goods comprise the most important category of the Republic’s exports, accounting for 84.5% and 87.1% of the Republic’s exports in 2014 and the first nine months of 2015, respectively. Electronics, machinery and transport equipment, garments and wood manufacturing have historically been the Republic’s leading manufactured exports.

The Republic’s population was 92.3 million according to the 2010 Census. The Republic’s capital, Manila, located in Luzon, had an estimated population of 1.7 million in 2010. The city of Manila in the First District; the cities of Mandaluyong, Marikina, Pasig, San Juan and Quezon in the Second District; the cities of Caloocan, Malabon, Navotas and Valenzuela in the Third District; and the cities of Las Piñas, Makati, Muntinlupa, Parañaque, Pasay and Taguig and the municipality of Pateros in the Fourth District, together make up the National Capital Region or Metro Manila. Metro Manila, the most populous of the administrative regions, had an estimated population of 11.9 million people in 2010, representing approximately 12.8% of the Republic’s population. The average growth rate of the population of the Republic from 1990 to 2010 was 2.1%. The growth rate from 1990 to 2000 was 2.3% and the corresponding figure for the period from 2000 to 2010 was 1.9%.

The Republic has a relatively young population, with more than 40% of the population under the age of 20 and a median age of 23.4, according to the 2010 Census. The following table shows the population of the Republic, by age group, according to the 2010 Census.

2010 HOUSEHOLD POPULATION BY AGE

Age group	Total household population	Percentage of total population in age group
Under 1	1,967,714	2.1%
1-4	8,263,934	9.0%
5-9	10,317,657	11.2%
10-14	10,168,219	11.0%
15-19	9,676,359	10.5%
20-24	8,370,398	9.1%
25-29	7,390,062	8.0%
30-34	6,744,028	7.3%
35-39	5,990,108	6.5%
40-44	5,450,679	5.9%
45-49	4,664,537	5.1%
50-54	3,883,630	4.2%
55-59	2,980,350	3.2%
60-64	2,224,105	2.4%
65-69	1,495,115	1.6%
70-74	1,140,951	1.2%
75-79	705,977	0.8%
80 and over	664,155	0.7%

Total	92,097,978	100.0%

Median Age	23.4

Source: National Statistics Office, 2010 Census.

The majority of Filipinos have Malay ethnic origins. Filipino culture also includes strong Spanish, Chinese and American influences. Filipino is the national language, but English is the primary language used in business, government and education. The population speaks over 80 other dialects and languages, including Chinese and Spanish. As of 2008, the Republic’s literacy rate was 95.6%, ranking among the highest in Asia.

Christianity, primarily Roman Catholicism, is the predominant religion in the Philippines. A significant Muslim minority lives in Mindanao.

Government

Governmental Structure

Since 1935, the Republic has had three constitutions. The country adopted the current Constitution by plebiscite in February 1987 after Ferdinand Marcos, who had ruled for 20 years, was ousted a year earlier in favor of Corazon Aquino (who opposed Marcos in the 1986 presidential election) following a people’s uprising. The new Constitution restored a presidential form of government composed of three branches: executive, legislative and judicial.

The principal features of each branch are as follows:

•

Executive—The President, elected by popular vote for a single, six-year term, exercises executive power. If the President dies, becomes permanently disabled, is removed from office or resigns, the Vice President acts as President for the remainder of the term. If the Vice President cannot serve, the President of the Senate or, if he or she cannot serve, the Speaker of the House of Representatives acts as President until the election and qualification of a new President or Vice President. The person acting as President for any remaining term may, if elected, serve a six-year term as President. President Aquino commenced serving his current six-year term on June 30, 2010, and his term will end on June 30, 2016. President Aquino’s successor will be elected in the next national elections, which will be held on May 9, 2016.

•

Legislative—Congress, comprising the Senate and the House of Representatives, exercises the Republic’s legislative authority. The Constitution mandates a Senate of 24 members and a House of Representatives of not more than 250 members (excluding sectoral representatives), all elected by popular vote. Senators serve for a term of six years and members of the House of Representatives for a term of three years. Senate and House of Representatives seats are subject to two consecutive term and three consecutive term limits, respectively. In May 2013, elections were held for 12 Senators and all members of the House of Representatives, who, together with the 12 Senators who did not face reelection, constitute the 16th Congress of the Republic. The 16th Congress’ term will end on June 30, 2016, and elections will be held for 12 Senators and all members of the House of Representatives as part of the next national elections.

•

Judicial—The Supreme Court and any lower courts established by law exercise the Republic’s judicial authority. The Republic’s court system is a multi-tiered system of courts of general jurisdiction that includes the Supreme Court and the Court of Appeals. Below these are the Regional Trial Courts, Metropolitan Trial Courts, Municipal Trial Courts and Municipal Circuit Trial Courts, which are all courts of original jurisdiction.

Special or administrative tribunals and quasi-courts also exercise judicial functions. Included in this category are constitutional commissions, the Sandiganbayan (a special court with jurisdiction over criminal and civil cases involving graft and corruption in the Government), the Court of Tax Appeals, the Shari’ah courts (which handle matters governed by Islamic law) and administrative agencies that handle specialized areas such as labor relations and securities regulation.

A Chief Justice and 14 Associate Justices constitute the Supreme Court, which supervises all lower courts and related personnel. Justices may continue to serve until reaching the mandatory retirement age of 70. The

Supreme Court and the Court of Appeals may review decisions and rulings of lower courts and quasi-judicial tribunals. The President appoints each Supreme Court or Court of Appeals justice and lower court judge from at least three candidates nominated by the Judicial and Bar Council.

National Elections and Recent Political Developments

In January 2001, Gloria Macapagal-Arroyo, who was then the Vice President, became president after former President Joseph Estrada was subject to allegations of corruption, which culminated in impeachment proceedings, mass public protests in Manila, withdrawal of support by the military and his eventual resignation from office. Former President Estrada was arrested and charged with perjury and plunder and later sentenced to life imprisonment. In June 2004, Mrs. Arroyo and Noli de Castro began six-year terms as President-elect and Vice President-elect, respectively, after a controversial election in which President Arroyo was accused of vote-rigging. President Arroyo unconditionally pardoned Mr. Estrada in 2007.

On November 23, 2009, the Republic suffered one of its worst instances of election-related violence when 57 people were killed in the province of Maguindanao in the Mindanao region. Various human rights groups condemned the mass killing, and in response, on December 4, 2009, then President Arroyo issued Proclamation No. 1959 declaring martial law in the province of Maguindanao. Proclamation No. 1959 was recalled on December 12, 2009, lifting the declaration of martial law.

On May 10, 2010, national elections were held for the positions of President, Vice President, 12 Senators, all members of the House of Representatives and most local government posts. On June 30, 2010, Benigno S. Aquino III, the son of Senator Benigno Aquino Jr. and former President Corazon Aquino, assumed office as President of the Republic. Former Makati City mayor Jejomar Binay assumed office as Vice President of the Republic. President Aquino is the chairman of the Liberal Party. Following the national elections on May 13, 2013, members of the Liberal Party currently hold four of the 24 seats in the Senate and 111 of the 286 seats in the House of Representatives (including seats allotted for sectoral or partylist representatives), which together constitute the 16th Congress of the Republic. Members of the Lakas-KAMPI CMD party of former President Arroyo currently hold two of the 24 seats in the Senate and 14 of the 286 seats in the House of Representatives (including seats allotted for sectoral or partylist representatives). The next national elections will be held on May 9, 2016 for the positions of President, Vice President, 12 Senators, all members of the House of Representatives and most local government posts (including Regional Governor, Regional Vice Governor and Members of the Regional Legislative Assembly of the ARMM).

In January 2011, President Aquino ordered the Department of Justice to investigate allegations of corruption within the AFP after retired Philippine Army Colonel George Rabusa testified in a Senate hearing that various AFP chiefs of staff had embezzled millions of pesos during their respective tenures. Colonel Rabusa specifically alleged that Angelo Reyes, former Chief of Staff of the AFP under former President Arroyo, illegally received (Peso)50 million as a “retirement gift” when he retired in 2001. These allegations followed earlier reports of military officials embezzling portions of soldiers’ salaries and a mutiny by a group of junior military officers in 2003 over alleged corruption in the AFP. Reyes committed suicide on February 8, 2011. On April 14, 2011, Colonel Rabusa filed complaints for plunder against three previous AFP chiefs of staff and two Major Generals. On January 5, 2012, the Department of Justice endorsed the case to the Office of the Ombudsman for review and approval; however, on April 13, 2013 the Office of the Ombudsman dismissed the charges due to a lack of evidence.

On November 18, 2011, former President Arroyo was arrested on charges of electoral sabotage related to the 2007 Senate elections. At the time of her arrest, Mrs. Arroyo had been admitted to a hospital, claiming a rare bone disease. On November 15, 2011, Mrs. Arroyo attempted to leave the Philippines to receive medical treatment abroad, citing the Supreme Court’s decision granting her the right to leave the country. However, Government officials, pursuant to a watch list order, prevented her from departing. An arrest warrant was issued on November 18, 2011 by a lower court after the Philippine Commission on Elections filed charges alleging Mrs. Arroyo had ordered large-scale tampering with official election returns in the 2007 Senate elections, which helped win a seat in the Senate for one of her supporters. Mrs. Arroyo had initially challenged the legality of the charges but the Supreme Court overruled the challenge on July 23, 2013. On July 16, 2012, Mrs. Arroyo was also charged with plunder by the Office of the Ombudsman for the alleged misuse of Philippine Charity Sweepstakes Office funds while serving as President. Mrs. Arroyo, who was released on bail on July 25, 2012, was elected to a second term as a member of the House of Representatives on May 13, 2013 despite the charges pending against her. In October 2013, Mrs. Arroyo was arrested again on charges of misusing state lottery funds and has been held in continuous detention since that time. The Office of the Ombudsman continues to argue against Mrs. Arroyo’s bail while the charges are still pending. In October 2015, the United Nations Working Group on Arbitrary Detention ruled that Mrs. Arroyo’s continuous detention violated international law for being arbitrary under the categories of arbitrariness recognized by the Working Group.

On December 12, 2011, the House of Representatives impeached Chief Justice Corona. The impeachment followed a series of decisions by the Supreme Court that hindered the Government’s efforts to prevent former President Arroyo from leaving the Philippines for medical care. The impeachment complaint accused Mr. Corona of, among other charges, improperly issuing decisions that favored Mrs. Arroyo, including the decision to allow Mrs. Arroyo to leave the Philippines. The complaint also accused Mr. Corona of failing to disclose all of his properties, in violation of the rules applicable to all public officers requiring the declaration of their assets, liabilities and net worth. On May 29, 2012, the Senate voted to convict Mr. Corona. On August 24, 2012, President Aquino appointed Associate Justice Sereno as the new Chief Justice. Chief Justice Sereno is the first woman appointed to the position and can hold office for 18 years until she reaches the retirement age of 70.

In June and July 2014, three senators were charged with plunder and graft for misuse and misappropriation of congressional funds amounting to billions of pesos. The three senators, Juan Ponce Enrile, Ramon Revilla Jr. and Jose Estrada, had been found to have amassed the funds through illegal kickbacks schemes. A not guilty plea has been entered in the arraignment of Juan Ponce Enrile, who was subsequently released on bail on humanitarian grounds in August 2015, pursuant to a decision by the Supreme Court. The bail hearings for Jose Estrada ended in early December 2015.

On August 12, 2014, the AFP arrested former general Jovito Palparan in connection with the disappearance of two student activists who had alleged ties to leftist organizations.

On January 25, 2015, 67 Filipinos, including 44 members of the PNP’s Special Action Force (the “SAF”), died in Mamasapano, Maguindanao during a mission to arrest two terrorists. The operation involved fighting between the PNP and members of the Bangsamoro Islamic Freedom Fighters and the Moro Islamic Liberation Front (the “MILF”), which are rebel groups based in southern Philippines. The chief of the PNP resigned two weeks after the incident. See also “—Internal conflict with Rebel Groups—The Moro Islamic Liberation Front.”

Truth Commission

On July 30, 2010, President Aquino signed Executive Order No. 1, creating a truth commission primarily to “seek and find the truth on, and toward this end, investigate reports of graft and corruption committed by public officers and employees, their co-principals, accomplices and accessories from the private sector, if any, during the previous administration; and thereafter recommend the appropriate action or measures to be taken thereon.” On August 12, 2010, various members of the House of Representatives petitioned the Supreme Court to declare the order a violation of the constitutional doctrine of separation of powers between the executive and judicial branches. The Supreme Court declared the order unconstitutional on December 7, 2010.

Disbursement Acceleration Program

In 2011, the Aquino administration introduced a disbursement acceleration program (the “Disbursement Acceleration Program”) as a mechanism to support high impact and priority programs and projects by using savings from the discontinuation or abandonment of other programs, unpaid compensation and the implementation of efficiency measures and unprogrammed funds, enabling the Government to increase public spending to encourage economic growth.

In December 2013, President Aquino terminated the Disbursement Acceleration Program. On July 1, 2014, the Supreme Court ruled unanimously that the Disbursement Acceleration Program was unconstitutional on the grounds that its use of unreleased appropriations to fund projects for which they were not originally appropriated by the Congress violated Section 25(5), Article VI of the Constitution and the doctrine of separation of powers of the executive and legislative branches. In July 2014, the Office of the President filed a motion for reconsideration; however, the Supreme Court upheld its ruling on February 3, 2015.

On September 30, 2015, the Field Investigation Office of the Office of the Ombudsman completed an investigation into the uses of the Disbursement Acceleration Program funds for the period from 2011 to 2012. Secretary Florencio “Butch” Abad and Undersecretary Mario Relampagos of the Department of Budget and Management are facing preliminary investigation for technical malverzation and administration charges.

Administrative Organization

As of June 2015, the Republic had 18 administrative regions and 43,744 local government units. Local government units included 81 provinces, 144 cities, 1,490 municipalities (subdivisions of provinces) and 42,029 barangays. Highly urbanized cities function independently of any province, while other cities are subject to the administrative supervision of the provinces in which they are located.

The Government is organized primarily around the various departments and department-equivalent agencies of the executive branch, which implement the various programs and projects of the Government. The departments and department-equivalent agencies are grouped into the following five sectors.

Sector	Major Departments

Social services	Health; Education, Culture and Sports; Labor and Employment; Social Welfare and Development

Economic services	Agriculture; Agrarian Reform; Energy; Environment and Natural Resources; Tourism; Trade and Industry; Public Works and Highways; Transportation and Communications; Science and Technology

Defense	National Defense

General public services	Foreign Affairs; Finance; Budget and Management; Interior and Local Government; Justice; National Economic and Development Authority; Office of the Press Secretary; Autonomous Region of Muslim Mindanao; Cordillera Administrative Region

Constitutional offices	General Public Services (Elections, Audit, Civil Service, Public Order and Safety, Office of the Ombudsman); Social Services (Human Rights)

On December 9, 2010, President Aquino issued Executive Order No. 18, abolishing and discontinuing the operations of 10 agencies under the Office of the President because of duplication of functions. These agencies include the Mindanao Development Council, Office of the North Luzon Quadrangle Area, Office of External Affairs, Minerals Development Council, the Presidential Anti-Smuggling Group, Presidential Anti-Graft Commission, Luzon Urban Beltway Super Region, Bicol River Basin Watershed Management Project, Office of the Presidential Adviser on Global Warming and Climate Change and the Office of the Presidential Adviser on New Government Centers. The abolition of these agencies took effect on December 30, 2010.

Government Corporations

The Government owns or controls a number of corporations that provide essential goods and services to the public and work with the private sector to encourage economic growth and development. Originally restricted to basic public services and national monopolies, the number of GOCCs grew from 13 in the 1930s to 301 by 1984.

As of September 28, 2015, there were 123 operational GOCCs, including subsidiaries. These corporations included (i) 28 GFIs (comprising eight banking institutions, 14 non-banking institutions and six social security institutions), (ii) 16 institutions that are supervised by the Governance Commission for GOCCs (the “Governance Commission”) (comprising savings and investment corporations, realty and land development corporations, chemical and energy corporations and others) (iii) four trade institutions, (iv) 13 area development institutions, (v) four tourism institutions, (vi) three educational institutions, (vii) two cultural institutions, (viii) two gaming institutions, (ix) eight energy institutions, (x) five materials institutions, (xi) eight agricultural and fisheries institutions, (xii) three food institutions, (xiii) 17 utilities institutions, (xiv) four communications institutions, (xv) one healthcare services institution and (xvi) five realty holding companies.

GOCCs, including GFIs, currently account for a significant proportion of the public sector’s domestic and external debt. The Government closely monitors the contribution to the public sector deficit or surplus, and other financial indicators, of three GFIs that provide credit to enterprises in support of public policies. These three GFIs and their areas of activity are as follows:

Government Financial Institution	Business Activity

Banking Institutions:

Development Bank of the Philippines (“DBP”)(1)(2)	provides banking services to meet the medium and long-term needs of small and medium-sized agricultural and industrial enterprises, particularly in rural areas

Land Bank of the Philippines (“LBP”)(1)(3)	provides financial support for agriculture and all phases of the Republic’s agrarian reform program

Non-Banking Institutions:

Trade and Investment Development Corporation(4)	guarantees foreign currency loans to exporters and contractors

Notes:

(1)	The DBP and the LBP also operate as universal banks. For a further description of the DBP and the LBP, see “—The Philippine Financial System—Structure of the Financial System.”

(2)	The DBP includes its subsidiary, DBP Data Center, Inc.

(3)	The LBP includes its two subsidiaries: Land Bank Countryside Development Foundation, Inc. and LBP Resources and Development Corporation.

(4)	Formerly known as the Philippine Export and Foreign Loan Guarantee Corporation.

Based on unaudited financial statements, as of December 31, 2014, the 28 GFIs had aggregate domestic and external liabilities of approximately (Peso)1.71 trillion, which represented 51.5% of the liabilities owed by GOCCs and 13.5% of GDP, an increase compared to the 12.6% of GDP in 2013 and 11.4% in 2012. The three closely monitored GFIs listed above had aggregate domestic and external liabilities of approximately (Peso)1.40 trillion, which represented 82.2% of the liabilities owed by GFIs and 42.3% of the liabilities owed by GOCCs.

Banking institutions represented 82.6%, or (Peso)1.41 trillion, of the aggregate domestic and external liabilities of GFIs as of December 31, 2014, while non-banking institutions and social security institutions represented 10.0% and 7.4%, respectively. LBP was the largest contributor to the liabilities owed by GFIs and to the liabilities owed by all GOCCs, with liabilities of (Peso)975.8 billion representing 57.2% of the liabilities owed by GFIs and 29.5% of the liabilities owed by all GOCCs. DBP was the second largest contributor to the liabilities owed by GFIs and the third largest contributor to the liabilities owed by all GOCCs, with liabilities of (Peso)424.7 billion representing 24.9% of the liabilities owed by GFIs and 12.8% of the liabilities owed by all GOCCs.

The Government also closely monitors 14 major GOCCs engaged in various major business activities by recording their individual contributions to the public sector deficit or surplus position and other financial indicators. These 14 corporations (the “14 major GOCCs”) and their areas of activity are as follows:

Government Corporation	Business Activity

National Power Corporation (“NPC”)(1)	off-grid and island grid power generation and transmission

National Transmission Corporation (“Transco”)(1)	ownership of power transmission infrastructure

Power Sector Assets and Liabilities Management Corporation (“PSALM”)(1)	power generation and privatization of legacy NPC assets

National Electrification Administration	lending to electric cooperatives

Metropolitan Waterworks and Sewerage System	water utilities (Metro Manila and neighboring provinces); regulation of private concessionaires

Local Water Utilities Administration	lending to water utilities

Philippine Economic Zone Authority	area development

National Food Authority	agriculture

National Irrigation Administration	agriculture

Philippine National Railways	transportation

Light Rail Transit Authority	transportation

Philippine Ports Authority	transportation

National Development Company(2)	financing/investment

Philippine National Oil Company(3)	energy exploration and development

National Housing Authority	housing

Home Guaranty Corporation(2)	housing insurance

Notes:

(1)	In accordance with the Electric Power Industry Reform Act of 2001 (the “EPIRA”), the Government reorganized the power sector among NPC, and two new entities, PSALM and Transco. PSALM is in the process of privatizing the remaining NPC power generation assets. Transco, which is wholly owned by PSALM, is responsible for privatizing the electrical transmission system. For certain financial monitoring purposes, these three corporations are together treated as a single entity. See “Republic of the Philippines—Philippine Economy—Restructuring of the Electric Power Industry” for a more detailed discussion of the EPIRA and the privatization of NPC’s assets.

(2)	The National Development Company and the Home Guaranty Corporation are also GFIs.

(3)	The Philippine National Oil Company includes its three subsidiaries: the PNOC Energy Development Corporation; the PNOC Exploration Corporation; and the PNOC Shipping and Transport Corporation.

Based on unaudited financial statements, as of December 31, 2014, the 14 major GOCCs listed above had aggregate domestic and external liabilities of approximately (Peso)1.46 trillion, which represented 44.1% of the liabilities owed by GOCCs and 11.6% of GDP, a decrease compared to the 13.5% of GDP in 2013 and 13.6% in 2012. PSALM was the largest contributor to the liabilities owed by the 14 major GOCCs and the second largest contributor to the liabilities owed by all GOCCs, with liabilities of (Peso)827.5 billion representing 56.5% of the liabilities owed by the 14 major GOCCs and 25.0% of the liabilities owed by all GOCCs.

The Government has in recent years implemented a general policy to improve the corporate governance and financial performance of GOCCs by encouraging adequate contribution by these GOCCs to the Government’s fiscal consolidation efforts, integrity, efficient and effective delivery of public services, sustainability, transparency and accountability. Further to its privatization strategies, the Government has also sought decreased intervention in the business affairs of other GOCCs in view of its policy objective for GOCCs to be self-sustaining; however, in certain instances, the Government supports the transactions of such corporations by acting as guarantor for obligations and providing such other assistance as it deems necessary and as may be allowable under law.

On June 6, 2011, President Aquino signed into law Republic Act No. 10149, known as the GOCC Governance Act of 2011 (the “GOCC Act”), which provides, among other things, for the standardization and rationalization of salaries and benefits of officials and employees of GOCCs. One of the main provisions of the GOCC Act created the Governance Commission, with five members appointed from relevant Government agencies and the private sector. One of the Governance Commission’s primary functions is to review and determine which GOCCs should be reorganized, merged, streamlined, abolished or privatized. This review is ongoing, and several GOCCs have already been abolished or privatized in 2014 and 2015. In addition to the creation of the Governance Commission, the GOCC Act also applies stricter standards for the retention of directors, officials and employees of GOCCs, requiring all directors of GOCCs to serve under one-year renewable terms with “fit and proper” performance-based reviews conducted prior to each renewal. The GOCC Act prohibits GOCCs from performing regulatory functions.

Over the course of 2014, 10 non-performing and dormant GOCCs were abolished by the Governance Commission pursuant to the GOCC Act, including PNOC Alternative Fuels Corporation and PNOC Development and Management Corporation. The Governance Commission expects that the closure of these two GOCCs will result in annual cost savings of (Peso)210 million. As of the date of this prospectus, two additional GOCCs, the People’s Credit and Finance Corporation and the National Livelihood Development Corporation, have been approved for abolition and one additional GOCC, GSIS Family Bank, has been approved for privatization in 2015.

As of October 31, 2015, 22 dormant or non-performing GOCCs have been abolished by the Governance Commission, and the Governance Commission has further classified 25 additional GOCCs as inactive or non-operational and privatized or otherwise disposed of one GOCC.

On May 13, 2015, 49 GOCCs remitted a total of (Peso)27.9 billion and (Peso)9.0 billion in dividends and other remittances, respectively, to the Republic with respect to income earned in 2014, an increase of 21.3% and a decrease of 14.3% compared to dividends and other remittances of (Peso)23.0 billion and (Peso)10.5 billion, respectively, with respect to income earned in 2013.

Aquino Administration Policy

In his first State of the Nation Address on July 26, 2010, President Aquino announced his agenda for his six-year term in office. The President’s agenda includes the following goals:

•	eliminating corruption in the Government by improving accountability and actively undertaking the prosecution of abuses and wrongdoings;

•

eliminating the wasteful use of Government funds by the enactment of a zero-based approach to the budget, where appropriation amounts for Government agencies are not merely re-enacted with additions from year-to-year;

•	creation of jobs through fostering growth in industries;

•	encouraging public-private partnerships for infrastructure and other projects;

•	expanding the Philippine basic education cycle from seven to 12 years;

•	improving the delivery of basic health services to the poorest Filipinos;

•	completing the peace negotiation process with rebel groups in the Philippines; and

•	promoting reconciliation among opposing political movements.

Recent State of the Nation Addresses

On July 25, 2011, President Aquino delivered his second State of the Nation Address. President Aquino highlighted the current administration’s efforts against corruption and abuses of power by Government officials, noting that the number of wasteful Government projects had been reduced. The Republic also recorded a reduction in rice imports as a result of an increase in domestic rice production and the elimination of unnecessary stockpiling. Government programs also alleviated hunger and poverty among Filipino families in 2011; however, approximately 1.6 million impoverished families continue to receive Government assistance.

President Aquino also noted that, over the prior year, the Republic’s credit rating had been upgraded by Moody’s, Standard & Poor’s, Fitch and the Japan Credit Rating Agency. These upgrades enabled the Government to reduce its borrowing costs in 2011. President Aquino also noted that the Philippine Stock Exchange composite index had recorded seven record highs in the previous 12 months. In addition, increased investor confidence in the energy sector was reflected in the participation of 140 companies in the bidding process for oil and gas sites as part of the 2011 Philippine Energy Contracting Round, compared to only 35 companies participating in 2006.

On July 23, 2012, President Aquino delivered his third State of the Nation Address, during which President Aquino emphasized reforms that have cut wasteful spending on corrupt projects and held offenders accountable for their actions. He also noted the Republic’s eight recent upgrades in credit ratings and the 44 record highs of the Philippine Stock Exchange index. President Aquino highlighted improvements in poverty, healthcare and education and also noted the steadily declining unemployment rate. He noted that the decline had been driven by the creation of jobs in the business process outsourcing (“BPO”) sector, which contributed $11 billion to the Philippine economy in 2011. Airport and road infrastructure improvement and tourism industry growth also contributed to the decline in unemployment. He emphasized that agricultural growth and development were priorities for the Republic. After reducing the shortage of rice from 1.3 million metric tons in 2010 to an anticipated 500,000 metric tons in 2012 year, the Republic aimed to become a net exporter of rice in 2013.

President Aquino also noted the falling crime rate in his third State of the Nation Address. In 2011, there were 246,958 crimes recorded compared to over 500,000 crimes recorded in 2009. President Aquino informed the public that the Government was in the process of procuring 74,600 firearms for the police force. Previously, 45% of the police force did not have firearms. The Government had also begun modernizing the national defense force with new equipment and implementing a housing program for military personnel. Further, the President highlighted progress in peace talks with the MILF.

On July 22, 2013, President Aquino delivered his fourth State of the Nation Address, during which the President discussed the nation’s progress in a number of areas, including agriculture, health, education, disaster preparedness, anti-corruption efforts and the ongoing peace process in Bangsamoro. In particular, the President pointed to the establishment of the Transition Commission to craft the Bangsamoro Basic Law and called on Congress to pass the Bangsamoro Basic Law before the end of 2014. The President also highlighted the peaceful May 2013 elections, particularly in the ARMM, marking the first time ARMM elections have been held simultaneously with national elections.

President Aquino focused on his continued aim to increase Government efficiency and ensure the prudent management of GOCCs. The President also highlighted certain of the nation’s economic achievements, including two consecutive 10 place jumps in the World Economic Forum’s global competitive index (from 87th place in 2009 to 59th place in 2013) and achieving investment-grade status from Standard & Poor’s and Fitch. He also noted that the Government believes the Republic is still capable of realizing its goal of rice self-sufficiency, having reached 94% rice self-sufficiency by the end of 2012. In October 2013, Moody’s also upgraded the Philippines to investment-grade status.

On July 28, 2014, President Aquino delivered his fifth State of the Nation Address. The President highlighted a number of important developments in the economic development of the Philippines, including the lowering of the poverty rate, from 27.9% in the first half of 2012 to 24.9% in the first half of 2013. The President also highlighted the current administration’s good governance efforts against abuses of power by Government officials, noting the significant changes in the Bureau of Customs as an example of the efforts. In February, the Government approved the importation of 800,000 metric tons of rice to replenish buffer-stocks in the aftermath of Typhoon “Yolanda” (also known as Typhoon “Haiyan”). In July, the Government approved the importation of an additional 500,000 metric tons and granted the National Food Authority standing authority to import an additional 500,000 metric tons to prepare for the effects on harvests and rice prices of any future natural disasters.

The President noted that the infrastructure investment budget has more than doubled since 2011, from (Peso)200.3 billion in 2011 to (Peso)404.3 billion in 2014. The President also noted the Republic’s focus on improved management of its debt, which resulted in May 2014 in upgrades to the Republic’s credit ratings by Moody’s, Standard & Poor’s and Fitch. These upgrades enabled the Government to reduce further its borrowing costs and attract investment. Increased investor confidence in the Republic was also reflected in the participation of investors in a total of seven public-private partnership projects, with a total value of (Peso)62.6 billion, between December 2011 and June 2014.

On July 27, 2015, President Aquino delivered his sixth and final State of the Nation Address. The President highlighted that from 2010 to 2014, the Republic posted an average GDP growth of 6.2%, the fastest period of economic growth in the Philippines for the past 40 years. The President spoke at length about the efforts his administration has made in fighting corruption over the past five years, including the impeachment of Renato Corona, Chief Justice of the Supreme Court, and his replacement by Associate Justice Maria Lourdes Sereno as the new Chief Justice and the appointments of Conchita Carpio-Morales, a former Justice of the Supreme Court, as the Ombudsman, Chairperson Grace Pulido-Tan to the Commission on Audit, Commissioner Kim Henares to the BIR and Secretary Leila de Lima to the Department of Justice. The President cited the recent opening of the Muntinlupa-Cavite Expressway, the first public-private partnership approved under the Aquino administration and the first such project to open to the public, as an example of the success of the public-private partnership initiative. He also enumerated other recent successful infrastructure projects, including bridges, roadways, channel improvements and flood control projects.

President Aquino also highlighted the continued efforts to reduce the number of GOCCs, increase dividends collected and ensure more responsible management. The President noted the increase in revenue collection by the BIR under his administration and highlighted the upgrade of the Republic’s credit ratings to investment-grade by each of Moody’s, Standard & Poor’s and Fitch. He also mentioned the growth rate in the manufacturing subsector, the fall in unemployment to 6.8% in 2014, the lowest level recorded in a decade, and the progress made in improving education under his administration, including implementation of an international standard 12-year basic education cycle. President Aquino also spoke of the numerous upgrades in recent years to the equipment of the AFP and the PNP to enable the Republic to conduct relief operations more efficiently and to better safeguard the Republic in the future. Finally, the President encouraged Congress to pass the Bangsamoro Basic Law to ensure the continued progress in the ARMM.

Philippine Development Plan

On May 28, 2011, the National Economic Development Authority (“NEDA”) unveiled the Government’s Philippine Development Plan for 2011 to 2016. The plan provides targets and strategies to build sustainable and inclusive growth, focusing on five key result areas: good governance and anti-corruption; human development and poverty reduction; economic development; security, justice and peace; and climate change adaptation and mitigation. To achieve these results, the plan emphasizes investments in infrastructure, transparency in government and responsive governance, improved social services and social protection, enhanced competitiveness to generate employment and improved access to financing.

The Government has made progress towards realizing many of the plan’s policy objectives. In terms of increasing investment in infrastructure, in the first half of the Aquino administration (from June 30, 2010 to June 30, 2013), NEDA’s Investment Coordination Committee approved 13 infrastructure projects totaling (Peso)222.8 billion to be developed through public-private partnerships and two infrastructure projects totaling (Peso)66.3 billion to be developed through so-called “hybrid” public-private partnerships in which a portion of the funding is provided through concessional loans from the Government. Further, the administration of President Aquino has agreed on a number of amendments to the implementing rules and regulations of the Build-Operate-and-Transfer Law to make the policy environment more conducive to potential private investors. To promote transparency, Congress passed the GOCC Act to require fiscal discipline of GOCCs.

The Government has also improved social services by undertaking initiatives to increase enrollment and completion rates in primary education, increasing the enrollment rate in the universal healthcare program, increasing socialized housing provisions and undertaking programs aimed at eradicating poverty in the Philippines.

To increase the competitiveness of the Philippines in the agricultural sector, the Government provided farming assistance through the provision of irrigation facilities, extension services, service centers and product marketing programs and implemented a food staples sufficiency program that aims to attain sufficiency in major food staples, including a program to improve rice production from 15.8 million metric tons in 2010 to 22.7 million metric tons by 2016. In the industry and services sector, the Government has established an enhanced business name registration system, a business permit and licensing system, a Philippine business registry facility and enhanced automated cargo transfer systems.

Finally, President Aquino’s administration has implemented several measures to improve access to financing in the Philippines, including multiple initiatives aimed at expanding the loans available to growing micro-enterprises and small businesses. In 2014, NEDA published a mid-term update of the Philippine Development Plan to reflect the revised objectives for the remaining three years of President Aquino’s administration. The update makes several adjustments to the policies and strategies of the Philippine Development Plan based on the results from its implementation from 2011 to 2014. Considering the number of impoverished households, poverty rates and the vulnerability of the local population, the adjusted policies and strategies focus on vulnerable provinces and their needs. In the interest of measuring results against these policy goals, poverty and employment targets have been expanded to include not only job creation data, but also unemployment and underemployment data as well as poverty targets. Specifically, the updated Philippine Development Plan aims for average annual economic growth of 7% to 8% until 2016 and reductions in the rate of unemployment to between 6.5% and 6.7%, in the rate of underemployment to 17% and in the incidence of income poverty to between 18% and 20% by 2016.

Ratings Upgrade

In December 2014, Moody’s further upgraded the Republic’s credit ratings to Baa2, from the upgrade to investment-grade of Baa3 granted in March 2013, citing ongoing debt reduction, aided by improvements in fiscal management, continued favorable prospects for strong economic growth and limited vulnerability to the common risks affecting emerging markets as key drivers for the decision to upgrade the Republic’s rating. Moody’s also upgraded the Republic’s foreign currency shelf rating to (P)Baa2.

Internal Conflict with Rebel Groups

For over 40 years, various rebel groups in the Republic have periodically fought against Government forces. The purported objective of many of these rebel groups is to effect the separation of the traditionally Muslim portions of Mindanao from the Republic. However, other groups such as the Communist Party of the Philippines (the “CPP”) are ostensibly focused on ideological objectives rather than territorial ambitions.

The original Muslim separatist group, the Moro National Liberation Front (the “MNLF”), has existed since at least the early 1970s and has splintered twice, leading to the formation of the MILF in 1976, which is today the largest Muslim separatist group in the Philippines, and Abu Sayyaf in 1991. Despite this fragmentation, the original MNLF persists to this day.

Upon his taking office in June 2010, President Aquino expressed his administration’s commitment to achieving a peaceful and just settlement of the ongoing conflicts in Mindanao. In July 2010, the administration of President Aquino constituted and appointed the Government Peace Negotiating Panel to continue the peace negotiations with the MILF. In addition, the administration has continued to utilize diplomatic channels to pursue negotiations through mediators such as the Government of Malaysia. Sporadic violence in the Mindanao region continues.

On January 1, 2011, a new AFP security plan called “Bayanihan” (meaning “spirit of unity”) took effect. Bayanihan replaced “Oplan Bantay Laya” (meaning “operation freedom watch”) launched in 2002. The new campaign focuses on non-combat operations targeted to eliminate poverty and other causes of rebellion, while pursuing peace talks with various rebel groups and the transition of internal security functions from the AFP to the PNP. The plan is scheduled to remain in effect until 2016.

The Moro Islamic Liberation Front

On January 14, 2011, the Government announced that formal peace talks with the MILF would resume for the first time since negotiations stalled in 2009. During those talks, held in February 2011 in Kuala Lumpur, the MILF submitted a “comprehensive compact” of proposals to the Government in an effort to conclude its demand for self-determination in Mindanao. Both sides agreed to retain an international peace monitoring team to uphold a ceasefire as negotiations continued. The Government and the MILF met again on August 22 and 23, 2011, during which meeting the Government submitted its counterproposal to the comprehensive compact submitted by the MILF. The MILF rejected this plan and stated that it would refuse to hold further direct talks with the Government until it agreed to discuss the MILF’s demand for an autonomous Muslim sub-state in the southern Philippines. On October 19, 2011, 19 AFP troops were killed in a firefight with MILF rebels in the southern province of Basilan. Despite this clash, the Government and the MILF resumed peace talks in early December 2011.

In April 2012, the Government and the MILF agreed to a set of principles to guide the substantive agenda of future negotiations and to work for the creation of a new autonomous political entity that will share power with the Government. On July 19, 2012, the Government concluded the 29th formal exploratory peace talks with the MILF. Over the course of the three days of talks, the two sides discussed the realization of a new autonomous political entity to replace the ARMM. Both sides agreed to hold further discussions in August 2012. In exploratory talks held from August 7 to 11, 2012, the Government and the MILF both organized their respective technical working groups on power sharing and wealth sharing. The technical working groups reached consensus on certain issues relating to power sharing, revenue generation and wealth generation. Both parties noted progress in the discussion of a framework agreement and agreed to hold further discussions.

On October 7, 2012, the Government and the MILF concluded the 32nd formal exploratory peace talks with the release of a draft framework peace agreement (the “Framework Agreement”), which provides a framework for replacing the ARMM with Bangsamoro, a new autonomous political entity. Bangsamoro is the historical name for the traditionally Muslim portions of Mindanao. The Framework Agreement defines the powers and structures of the new Bangsamoro entity and describes the principles, processes and mechanisms that will shape relations between the Government and Bangsamoro. The Framework Agreement provides that the new entity will, subject to certain limitations, have the power to levy taxes, borrow funds from foreign and domestic lenders and share in the revenues generated through the development of natural resources within its jurisdiction. The Framework Agreement reserves the powers of defense and security, foreign policy, monetary policy and coinage, citizenship, and naturalization to the Government. The Government and the MILF signed the Framework Agreement on October 15, 2012.

On December 17, 2012, President Aquino signed an executive order providing for the creation of the Transition Commission tasked with drafting the Bangsamoro Basic Law. On February 27, 2013, during the course of the 35th round of exploratory peace talks between the Government and the MILF, the parties signed the “Annex on Transitional Arrangements and Modalities,” a document that outlines plans to create Bangsamoro. Also signed in 2013 were the “Annex on Revenue Generation and Wealth Sharing,” which was signed on July 13, 2013, and the “Annex on Power Sharing,” which was signed on December 8, 2013.

Over the course of 2013, peace negotiations with the MILF led to extending the tours of duty of the Malaysian-led International Monitoring Team until March 2014 and the Ad Hoc Joint Action Group, which comprises states and non-governmental organizations, until February 2014. The AFP believes it has successfully limited the capability of rogue MILF elements to perpetrate violence against civilians and communities, and most of the violence has been limited to clan wars in connection with land disputes. The Government and the MILF held the 41st round of exploratory peace talks on October 31, 2013, in Kuala Lumpur, Malaysia, wherein substantial progress was made on the remaining aspects of the power-sharing arrangements in connection with the creation of Bangsamoro.

The Government and the MILF signed, on January 25, 2014, the “Annex on Normalization” (the “Annex on Normalization”), the last of four annexes to the Framework Agreement, and the Addendum on Bangsamoro Waters and Zones of Joint Cooperation. The Annex on Normalization addresses the security arrangements for the autonomous Bangsamoro political entity and includes agreements on the police force in Bangsamoro, the decommissioning of the MILF’s Bangsamoro Islamic Armed Forces and redeployment of AFP forces in Bangsamoro, among other matters.

On March 27, 2014, the Comprehensive Agreement on the Bangsamoro (the “Comprehensive Agreement”) was signed by the Government and the MILF. The Comprehensive Agreement comprises 12 documents, including in particular the previously agreed Framework Agreement, its four annexes, the Addendum on Bangsamoro Waters and Zones of Joint Cooperation and all previous commitments between the Government and the MILF. The Comprehensive Agreement is the result of a 17-year-long peace process facilitated by the International Monitoring Team and supported by the Ad Hoc Joint Action Group. The Government expects the completion of the peace process to pay significant dividends for Bangsamoro and the Republic, as resources can increasingly be focused on funding gaps in the development of local infrastructure and governmental capacity in Bangasmoro.

Following the completion of the Comprehensive Agreement, the Transition Commission formally submitted its draft Bangsamoro Basic Law to the Office of the President in April 2014, and following review and revision, it was submitted by the Transition Commission to Congress on September 10, 2014 for approval; following which, it will be subject to a general referendum. While Congress continues to deliberate on the proposed Bangsamoro Basic Law, the peace panels of the Government and of the MILF agreed to organize a body called the Coordination Team for the Transition to the Bangsamoro Transition Authority on November 24, 2014, during a special meeting in Malaysia. According to the terms of reference signed by the panels, the Coordination Team shall serve as the primary mechanism for coordination between parties and concerned agencies to ensure that the necessary steps are undertaken in preparation for the transition leading to the installation of the Bangsamoro Transition Authority. According to the road map signed by the two parties, the ARMM shall be abolished once the Bangsamoro Basic Law is ratified and the Bangsamoro Transition Authority is established. The Bangsamoro Transition Authority shall serve as the interim government in Bangsamoro during the period between the ratification of the Bangsamoro Basic Law and the assumption into office of the elected members of the Bangsamoro Parliament. According to its terms of reference, the Coordination Team shall facilitate the generation and sharing of necessary information related to the transition to the Bangsamoro Transition Authority such as, but not limited to, the inventory of personnel, programs, properties, assets and receivables that would be turned over to the Bangsamoro Transition Authority.

The Bangsamoro Development Plan (the “BDP”), an initiative of the MILF, with support from the Government and the World Bank, defines a short, medium and long-term vision and strategy for the recovery and development of Bangsamoro. The BDP comprises three phases—the transitional development plan, which defines the direction for existing and planned quick-impact interventions of the Government until mid-2016 to promote a smooth transition from the ARMM to the Transition Commission; the medium-term development plan, which focuses on strategic interventions and investments promoting inclusive growth from mid-2016 through 2022; and the long-term development plan, which focuses on achieving sustainable economic development in the future. The BDP is structured around the following seven focus areas: economy and livelihood; infrastructure; social services; environment and natural resources; culture and identity; governance and justice; and security and normalization. The short-term implementation of the BDP requires (Peso)226 billion of funding, (Peso)116 billion of which has already been provided for by different agencies of the Government, including the ARMM. The Government expects full year 2016 funding to reach (Peso)1.1 trillion. The final version of the BDP was published in April 2015, and details for its implementation are still being finalized.

Pursuant to the Comprehensive Agreement, the Republic and the MILF have also agreed to focus efforts on “normalization,” which is defined in the Comprehensive Agreement as the process whereby conflict-affected communities can “return to conditions where they can achieve their desired quality of life, which includes the pursuit of sustainable livelihoods and political participation within a peaceful deliberative society.” The normalization process includes the rehabilitation, reconstruction and development of conflict-affected areas, in particular creating programs to address the needs of decommissioned members of the MILF armed forces, internally displaced persons and local poverty stricken communities. To support this focus, the Government has formed a number of advisory entities to recommend an appropriate police force for the Bangsamoro, to recommend mechanisms to address historical grievances and human rights violations in the region, to oversee the process of decommissioning the MILF armed forces and to coordinate security, among other initiatives. Likewise, the AFP supports the normalization process through the assignment of personnel to the different normalization advisory entities and the employment of AFP personnel in various joint peace and security teams. In addition, the Government has budgeted (Peso)2.5 billion to support socio-economic development programs in the region.

On January 25, 2015, the PNP’s SAF conduced law enforcement operations against two terrorists, Zulkipli bin Hir, also known as “Marwan,” leader of the terrorist group Jema’ah Islamiyah, and Abdulbasit Usman, a local bomber, along the border of Barangays Pimbalkan and Mamasapano, Maguindanao in Mindanao. During the operation, the SAF encountered the MILF armed forces in Mamasapano. There was no prior coordination between the SAF and the MILF. The encounter resulted in a clash that contributed to the death of 44 and wounding of 12 SAF members. The MILF reported that 18 MILF members died and 14 were wounded during the clashes. Despite the two groups’ efforts to effect a cease fire by forming a “Joint Ceasefire Crisis Team,”

gunshots were heard throughout the day after cease fire communications had been dispatched to each group. After the incident, the Department of Justice conducted an investigation of the incident through the Joint National Bureau of Investigation—National Prosecution Service Special Investigation Team, which recommended the filing of charges of direct assault with murder against at least 90 members of the MILF. Following this incident, committee-level deliberations regarding the Bangsamoro Basic Law in Congress were temporarily suspended.

On March 27, 2015, the first anniversary of the signing of the Comprehensive Agreement, a peace council was established, composed of a diverse group of leaders, to review the draft Bangsamoro Basic Law. On April 27, 2015, the peace council released its final report, following which it participated in public hearings on the law in Congress.

After deliberations regarding the Bangsamoro Basic Law re-commenced, the House of Representatives’ Ad Hoc Committee proposed a bill on May 20, 2015 to provide for the Bangsamoro Basic Law, and plenary interpellation began on June 1, 2015. In the Senate, the Committee on Local Government submitted its report on the draft Bangsamoro Basic Law on August 10, 2015, and plenary interpellation began on August 24, 2015.

In total, 40 public hearings and 14 plenary interpellations were conducted by the House of Representatives and 15 public hearings and 14 plenary interpellations were conducted by the Senate in respect of the Bangsamoro Basic Law; however, as of the final recess of the 16th Congress on February 3, 2016, the proposed law had not been passed. Despite the non-passage of the Bangsamoro Basic Law, the Comprehensive Agreement remains a binding agreement of the Government and the MILF to conclude the peace process though legal and democratic processes and meaningful social and political reforms. Accordingly, the Office of the Presidential Adviser on the Peace Process intends to put in place the necessary infrastructure to ensure that the next administration may continue the implementation of the peace accord in compliance with the roadmap laid out in the Comprehensive Agreement.

The Moro National Liberation Front

In 1996, the Government signed a Final Peace Agreement with the MNLF outlining a framework for the creation of the ARMM. On April 20, 2010, a Memorandum of Understanding to continue working on the implementation of the 1996 Final Peace Agreement between the Government and the MNLF was signed in Tripoli, Libya, under which all the parties concerned agreed to undertake a process to monitor the implementation of the 1996 Peace Agreement and the security, governance and economic activities, including the delivery of social services, in the conflict-affected areas.

On June 2 and 3, 2010, exploratory talks between the Government and the MNLF concluded with the signing of the Declaration of Continuity for Peace Negotiation. The joint declaration contained major points on the continuing engagement by the Government and the MNLF panels on the peace process with the goal of reaching a comprehensive compact. Meetings were held on February 22 and 23, 2011 in Saudi Arabia to explore ways of resolving the remaining issues blocking the full establishment of the ARMM. At meetings in Solo City, Indonesia in June 2012, the MNLF agreed to take part in the ARMM governance reforms of the Government.

In August 2012, the MNLF Chairman Nur Misuari unilaterally declared an Independent Bangsamoro Republik and appointed himself president, which contributed to rising tensions. Since the Solo City meetings until early 2012, there had been sporadic violence in the ARMM involving the MNLF, which was largely limited to clan wars. Despite these developments, the Government continued to carry out its development programs in the region.

In August 2013, a series of bombings occurred in the cities of Cagayan de Oro and Cotabato City, as well as other areas in Maguindanao and North Cotabato provinces in Mindanao. While a faction of the MNLF claimed responsibility for certain of the bombings, authorities have not yet confirmed the identity of the perpetrators, nor have they determined the relationship, if any, between the bombing incidents.

On September 9, 2013, Chairman Misuari and his Commander Khabir Malik led a faction of the MNLF in attacks against Zamboanga City in Mindanao. Over the course of the incident, hundreds of civilians were taken hostage by MNLF forces. Government forces brought an end to the attack, and 195 hostages were rescued, 394 individuals displaced, at least 245 persons killed (including 13 civilians, 24 Government forces and 208 MNLF operatives), 426 persons wounded (including 72 civilians, 192 Government forces and 162 MNLF operatives), 236 firearms recovered, 24 Chairman Misuari loyalists surrendered and 269 other MNLF operatives captured or apprehended. The Government declared the crisis over on September 28, 2013, and following recommendations from local police and military officials, the Zamboanga City Crisis Management Committee approved the lifting of curfew hours on December 2, 2013.

On January 27, 2014, in an operation coordinated with the MILF, the AFP and the PNP began an operation against a faction of the MNLF known as the Bangsamoro Islamic Freedom Fighters, two days after the signing of the Annex on Normalization. Thirty seven members of the Bangsamoro Islamic Freedom Fighters were killed in the operation.

On February 3, 2014, Abul Khayr Alonto was elected Chairman of the MNLF, following the disappearance of Chairman Misuari, who is believed to have gone into hiding following the issuance of a warrant for his arrest as a result of the siege and temporary occupation of Zamboanga City. Following Alonto’s election as Chairman, the MNLF re-affirmed its commitment to the peace process and the establishment of the independent Bangsamoro.

In a meeting on October 13, 2014, the MNLF and the MILF formally activated the Bangsamoro Coordination Forum (the “BCF”). The meeting was attended by Egyptian Ambassador Mahmoud Mostafa, who chaired the Peace Committee on Southern Philippines of the Organization of Islamic Cooperation (the “OIC”), Hassan Abdein, OIC Department of Minorities and Communities, Office of the Presidential Adviser on the Peace Process Undersecretary Jose Lorena, National Security Council Deputy Director General Zenonida Brosas and Department of Foreign Affairs Assistant Secretary Julius Torres. The terms of reference signed by the parties to the October 2014 meeting call for a venue to discuss issues and concerns confronting the Bangsamoro people, the coordination of efforts of the MILF and the MNLF in order to consolidate their efforts towards achieving a lasting peace and consultations with other sectors of the Bangsamoro society, such as the Ulama. The BCF comprises 20 members with equal representation of 10 members from each of the MILF and the MNLF, and meets every three months. The first meeting of the BCF was held on October 13 and 14, 2014 in Manila, and a second meeting took place November 12 through 14, 2014. In April 2015, MNLF and MILF leaders held another meeting with the OIC Secretary General through the BCF to discuss the peace agreements that each group separately signed with the Government.

In September 2015, the Government and the MNLF met to discuss the replacement of the ARMM with Bangsamoro and the replacement of the 1996 Final Peace Agreement, the prior 1976 peace agreement and all other prior peace pacts between the Government and the MNLF with the Bangsamoro Basic Law. Notwithstanding such replacement, the Aquino administration reiterated its commitment to completing the tripartite review process between the Government, the MNLF and the OIC pursuant to the 1996 Final Peace Agreement. A ministerial-level tripartite meeting was held at OIC headquarters in Jeddah, Saudi Arabia on January 25, 2016, and on January 26, 2016, the Government, the MNLF and the OIC formally signed a Joint Communique marking the conclusion of the tripartite review process. Under the Joint Communique, the parties committed to the establishment of a Bangsamoro Development Assistance Fund, the implementation of an agreement on co-management of strategic minerals, the participation of the MNLF in the Transition Commission and the creation of a Tripartite Implementation Monitoring Committee to oversee the implementation of the foregoing.

Similar to and concurrently with the normalization process with the MILF pursuant to the Comprehensive Agreement, the Government is also pursuing normalization with the MNLF by, among other measures, establishing community security management in strategic MNLF communities, both within and outside the proposed Bangsamoro, in order to reduce the supply of firearms and build resilient and economically-developed communities, providing social protection services including health insurance and study grants, and constructing new roads, bridges, warehouses, water supply systems, health care centers, community peace centers and irrigation systems.

Abu Sayyaf

In 2002, the United States and the European Union placed Abu Sayyaf on their lists of “foreign terrorist organizations.” Moreover, the United States has in the past sent troops and military advisors to assist the AFP in its conflict with Abu Sayyaf. In July 2002, the United States and the Republic entered into a sustained military cooperation agreement that provides for annual training exercises involving both Philippine and U.S. soldiers. In July 2005, U.S. and Philippine military forces launched a joint operation in Mindanao to capture the leader of Abu Sayyaf. On December 6, 2007, 14 members of Abu Sayyaf were convicted by a local court of the abductions of an American missionary couple and 18 others in a 2001 kidnapping during which an American missionary was killed.

In recent years, Abu Sayyaf has appeared to abandon its ideological roots to become a purely criminal group engaged in kidnapping for ransom, extortion and other activities for financial gain. On September 29, 2009, two American soldiers and one Filipino soldier were killed in an explosion in the southern Philippine province of Sulu on Jolo Island in Mindanao, an area where Abu Sayyaf has been active in the past. On January 12, 2011, four traveling merchants and a guide were killed when suspected Abu Sayyaf militants ambushed them in Basilan in Mindanao. The administration of President Aquino has reiterated the Government’s policy of not negotiating with terrorist organizations, including Abu Sayyaf, and sustained AFP operations continue to weaken the organization. Over the course of 2011, joint AFP and PNP security efforts resulted in the neutralization of 106 Abu Sayyaf members, including 54 who were killed in combat, four who were caught in combat and 48 who were apprehended at check points or otherwise served with arrest warrants. The Government supplements its military operations with social initiatives that aim to eradicate Abu Sayyaf’s support network in areas where the group has traditionally found safe haven. These joint civil-military efforts have included programs such as the Army Literacy Patrol System and the Community Assistance and Rural Empowerment through Social Services and Army Concern on Community Organizing for Development initiatives.

Despite these successes, sporadic fighting between the AFP and Abu Sayyaf has continued. Between 2011 and the third quarter of 2015, the AFP conducted a total of approximately 200,000 combat operations against Abu Sayyaf resulting in the neutralization of 481 Abu Sayyaf combatants and the confiscation of 103 firearms. However, Government records show that the number of Abu Sayyaf members and weapons has grown marginally between 2010 and the third quarter of 2015, due to recruitment and kidnapping and extortion activities.

On January 18, 2012, one soldier was killed when Government forces clashed with Abu Sayyaf militants in Basilan. On July 12, 2012, six rubber tappers were killed and 27 others were wounded when they were ambushed by armed Abu Sayyaf militants in Tumahubong, Basilan. Further AFP operations against Abu Sayyaf over the remainder of 2012 resulted in the neutralization of an additional 55 Abu Sayyaf militants. During the first half of 2013, the AFP neutralized a further 18 Abu Sayyaf militants, including on May 26, 2013, when several Philippine marines and Abu Sayyaf militants were killed during the course of an AFP-initiated rescue mission intended to save six captives kidnapped in 2012 and 2013.

In early September 2013, the AFP engaged militants from Abu Sayyaf and a faction of the MNLF known as the Bangsamoro Islamic Freedom Fighters in the village of Lamitan on Basilan. The conflict, which was not related to the contemporaneous attack on Zamboanga City by Chairman Misuari loyalists, involved about 150 militants and resulted in the death of three of the rebels.

On June 11, 2014, a leader of Abu Sayyaf, Khair Mundos, was arrested in Southern Manila on multiple charges, including murder. The United States government has also pursued Mundos in connection with terrorist financing activities. On June 19, 2014, seven AFP soldiers were killed and 24 others were wounded in fighting with members of Abu Sayyaf. On July 28, 2014, Abu Sayyaf, in protest against the signing of the annex on normalization, fired on a group of about 50 people on their way to Eid, or the feast of breaking the fast, celebrations, killing at least 21 and wounding 13. On November 1, 2014, at least six members of the AFP who were guarding a road construction project in Basilan province were killed after an encounter with 20 armed members of Abu Sayyaf.

In February 2015, the AFP reported that 24 members of Abu Sayyaf were killed by Government troops in a week-long operation in Sulu. Two Government soldiers were killed and 26 were wounded. On August 19, 2015, while the AFP was conducting operations to rescue people who were kidnapped by Abu Sayyaf, a firefight broke out between Government soldiers and Abu Sayyaf. Seven soldiers were injured and 19 Abu Sayyaf members were killed.

In early October 2015, Abu Sayyaf kidnapped four individuals from a luxury marina in Davao City, Mindanao, including a Filipino, two Canadians and a Norwegian and, on October 12, disseminated a video online showing the four hostages and demanding an end to government military operations affecting the group.

In order to address gaps in current efforts to combat kidnappings for ransom and terrorism-related kidnappings, the AFP and the PNP have proposed the creation of an Inter-Agency Task Force for Terrorism-Related Kidnapping. The stated objectives of the proposed task force include organizing all of the Government’s efforts towards addressing terrorism-related kidnappings, effectively neutralizing kidnap-for-ransom groups, safely recovering kidnap victims and bringing kidnappers to justice. The AFP’s action plan for the task force is currently pending input from the relevant Government agencies.

The Government continues to take various actions to constrict Abu Sayyaf to a few isolated areas in Basilan and Sulu and to deny Abu Sayyaf sanctuary, freedom of passage or access to international support.

Communists and Affiliated Groups

The Philippines has experienced over 40 years of communist insurgency. In 2002, the United States and the European Union placed the CPP and the CPP’s armed affiliate, the New People’s Army (the “NPA”), on their lists of “foreign terrorist organizations.” As a result, the United States and European governments have frozen financial accounts linked to these groups and restricted travel of CPP and NPA members in the United States and the European Union. The Government and the National Democratic Front (the “NDF”), a political organization closely aligned with the CPP and the NPA, held three rounds of peace talks in Oslo, Norway, from February 2004 to August 2004. However, sporadic fighting between the NPA and the AFP continues.

Although formal peace talks with communist-affiliated groups have been suspended since August 2004, the peace process has nevertheless proceeded through “informal engagements” designed to allow both parties to speak informally and with no pre-agreed agenda. As a result of the informal talks that occurred from May 13 to 15, 2008 and November 28 to 30, 2008, the Government, the NDF and the NPA agreed to work towards the resumption of formal talks. The Government lifted the suspension of the Joint Agreement on Safety and Immunity Guarantees on July 17, 2009 to allow members of the NPA to prepare for meetings scheduled in August 2009 in Norway; however, these meetings were cancelled due to disagreements between the parties over additional NDF conditions to the resumption of talks.

On December 14, 2010, 10 soldiers from the AFP were killed in a raid by suspected members of the NPA in Northern Samar province in Visayas. The AFP has also stated that NPA members fired at AFP troops on December 23, 2010 in violation of a ceasefire agreement that was to be effective between the Government and the NPA from December 16, 2010 to January 3, 2011. An NPA spokesperson refuted the AFP’s claim and accused AFP troops of launching their own attacks in violation of the ceasefire.

Despite these and other sporadic incidents involving the NPA, President Aquino’s administration resumed formal peace talks with the NPA and the CPP from February 15 to 21, 2011 in Oslo, Norway. Having resumed negotiations after more than six years of hostilities, the two sides announced that they had made progress in the meetings and had agreed to continue discussions and negotiations with the goal of achieving a formal peace agreement by 2012. Negotiations again stalled in June 2011 due to the NDF’s unilateral refusal to engage in further talks until most if not all of its 18 agents were released from Government custody. Meanwhile, intermittent clashes have continued, including an explosion from a landmine allegedly laid by the NPA that killed three AFP soldiers in late October 2011 and a firefight on December 16, 2011 in which five AFP soldiers were killed.

On December 19, 2011, the CPP declared a ceasefire from December 31, 2011 to January 2, 2012, during which it pledged to refrain from further attacks on AFP soldiers. The Government had earlier declared a ceasefire from December 16, 2011 to January 2, 2012. In December 2012, the parties agreed to implement a ceasefire from December 20, 2012 to January 15, 2013.

On April 24, 2013, NPA guerrillas attacked an army convoy in Ifugao Province and killed at least 11 soldiers and one civilian.

On March 22, 2014, the AFP arrested Benito Tiamzon, the chairman of the NPA, along with his wife, also a senior communist party officer. Tiamzon and his wife were arrested on charges of crimes against humanity, including multiple murders. Following the arrest, the NDF offered to restart peace talks with the Government and to meet with President Aquino. On October 26, 2014, the peace panels of both the Government and the NDF met in Utrecht, The Netherlands and discussed the possible resumption of peace talks. During the meeting, Jose Maria Sison, founder of the CPP and Chief Political Consultant of the NDF, sent a memorandum regarding a draft on “Joint Agreement on the Resumption of the Formal Talks on the Peace Negotiations,” potentially to serve as the basis for the agenda for formal talks slated to be held in December 2014. To date, consultations by both parties are ongoing to finalize the details on the possible resumption of the peace talks.

On October 19, 2015, a spokesperson of the NPA announced that the Mayor of Loreto, in Agusan del Sur province in Mindanao, and his son were kidnapped by the NPA, charged with various crimes against humanity, war crimes and other crimes and executed. The NPA also captured various weapons and (Peso)25 thousand in the kidnapping. The AFP has committed to continued operations to bring the responsible parties to justice.

Under the administration of President Aquino, the Government remains open to the possibility of resuming the formal negotiations with the NDF, the NPA and the CPP at the appropriate time. The Government Negotiating Panel for Peace Talks has been reconstituted; however, the Government has indicated that the release from custody of the 18 NDF agents, as requested by the NDF, is unacceptable as a condition to resuming talks, though nine of the NDF agents have already been released. In March 29, 2015, the AFP stated the number of NPA rebel forces had decreased and that it expects the NPA will decline in significance in the future. The AFP believes that the decline was due to the Republic’s ongoing economic and social development projects which has created positive social capital for the Government in the areas where the NPA operates.

The Government, through the Office of the Presidential Adviser on the Peace Process in coordination with concerned Government agencies, is simultaneously pursuing alternative modes of addressing the problems posed by rebel groups. These include: implementing peace and development projects in conflict-affected communities to address the root causes of the insurgency; addressing human rights violations in relation to the conflict; implementing a formal agenda with respect to indigenous peoples; addressing the situation of internally displaced persons; enhancing the re-integration program for rebels returning to society; and laying an administrative framework for good governance in the ARMM. The Government has constructed farm-to-market roads, school buildings and electrical and water facilities in an effort to improve conditions in many of the conflict-affected communities. The Government also launched the “AFP Guns for Peace Program” in April 2013, which allows former rebels to trade in their firearms for immediate cash assistance from local government units (“LGUs”) and the opportunity to participate in certain Government programs, such as the Technical Education and Skills Development Authority’s skills and livelihood programs. The AFP has also focused on normalization of areas affected by the NDF, the NPA and the CPP through collaborative efforts between the AFP, the PNP and local organizations to clear affected provinces or localities of threats to the safety and well-being of the people from the NDF, the NPA or the CPP. Since 2008, 63 of the 76 provinces that were formerly identified as affected by the armed struggle with the NDF, the NPA or the CPP have been declared peaceful and ready for further development.

International Relations

The Philippines places a high priority on expanding global trade through a multilateral framework of principles and rules that respect individual countries’ policy objectives and levels of economic development. The Republic’s participation in various international organizations, such as the World Trade Organization, the IMF, the World Bank and the ADB, allows it to encourage liberalized trade and investment and to discuss global issues that affect the Republic’s economy.

The following table shows the Republic’s capital participation in, and loans obtained from, major international financial organizations.

Membership in International Financial Organizations
Name of Organization	Date of Admission	Subscribed	Capital Share	Capital Paid In	Loans Outstanding
	(in millions, except for percentages)
International Monetary Fund(1)	December 27, 1945	SDR1,019.3	0.43%	—	—
International Bank for Reconstruction and Development(2)	December 27, 1945	$948.4	0.45%	$115.1	$4,445	(3)
Asian Development Bank(4)	December 22, 1966	$3,663.1	2.39%	$183.2	$5,220	(3)

Sources:	The IMF, the World Bank, the ADB and the Bureau of the Treasury.

Notes:

(1)	As of October 7, 2015.

(2)	As of November 30, 2015, unless otherwise noted.

(3)	As of December 9, 2015.

(4)	As of December 31, 2014, unless otherwise noted.

The Philippines also promotes its economic interests through membership in the following regional organizations:

•	The Association of Southeast Asian Nations (“ASEAN”);

•	ASEAN Free Trade Area;

•	Southeast Asia, New Zealand and Australia Central Banks;

•	Southeast Asian Central Banks;

•	Asia-Pacific Economic Cooperation (“APEC”); and

•	Executives Meeting of East Asia and Pacific Central Banks.

Relationship with the IMF

The IMF historically maintained relations with the Republic within the context of a regular IMF program monitoring arrangement and a subsequent post-program monitoring arrangement. Under its regular program monitoring arrangement, the IMF was allowed to influence the Republic’s fiscal policies through stabilization and structural adjustment programs. In contrast, the post-program monitoring arrangement involves program assessments based on a regular review of economic developments and policies rather than the attainment of specific quantitative targets and does not include a financing component.

In January 2010, the Executive Board of the IMF concluded its Article IV consultation with the Republic. In its report with respect to consultation, the IMF commended the Government for its sound economic policies in the face of the recent financial downturn, in particular citing the Government’s fiscal stimulus program in 2009 to address the economic crisis. The IMF expressed confidence that the Republic would continue on the path of economic recovery, mainly due to increasing private demand and expansion in OFW remittances. The IMF encouraged the Republic to further strengthen governance, the business environment and basic infrastructure to ensure continued economic growth.

In August 2010, the Republic commenced participation in the IMF’s Financial Transactions Plan, a currency exchange arrangement between the IMF and its members for the purpose of financing members’ borrowing needs. As of August 2011, six countries had drawn from funds IMF members, including the Republic, had contributed to the Plan. Approximately 54% of these funds were disbursed to European countries in an effort to address the financial crisis impacting the European economic zone.

In February 2011, the Executive Board of the IMF concluded its Article IV consultation with the Republic. In its report with respect to the consultation, the IMF found the Philippines’ overall economic environment to be positive, with economic growth in 2010 having been facilitated by supportive macroeconomic policies as well as strong private demand. The IMF found the near-term economic outlook to be generally positive, with growth expected to moderate slightly from the growth seen in 2010.

In July 2011, the IMF conducted a staff visit to the Republic in which IMF representatives met with local authorities and key local market players to discuss economic developments and identify areas of key risk and policy reform. The IMF found that the Republic continued to manage its recovery from the global financial crisis well, and that the near-term outlook for the Republic remained favorable. In July 2011, the Republic also increased its IMF SDR quota from SDR879.9 million to SDR1,019.3 million.

In October 2011, the Republic commenced participation in the IMF’s New Arrangements to Borrow, which is a set of credit arrangements between the IMF and member countries to be used by the IMF as its principal means to supplement its monetary resources. On October 6, 2011, the Monetary Board of Bangko Sentral approved a proposed call of SDR41.2 million (approximately $64.1 million) under the arrangements for the period from October to December 2011.

In December 2011, IMF staff visited the Republic. The visit included a series of technical meetings with Philippine authorities on policy issues, a site visit to Davao City as a sample locality to observe economic developments, and a conference on December 13, 2011, at which IMF staff discussed issues such as the effects of the global economy on the Republic and monetary policy.

In December 2011, the IMF also released the findings of a working paper it had commissioned to analyze the Republic’s GDP performance during the period from 1965 to 2008. The study revealed that the Philippines’ global ranking in terms of real GDP growth had risen to a high of 12th during the period from 1995 to 1999, but had since fallen to a low of 22nd during the period from 2005 to 2008. The IMF concluded that this decline resulted from a number of factors, including the lack of a sustained period of strong economic reforms, and that, in order to increase its real GDP growth relative to its East Asian counterparts, the Republic would need to maintain macroeconomic stability, expand its fiscal space and redirect public spending to agriculture, infrastructure and research and development.

In February 2012, the Executive Board of the IMF concluded its Article IV consultation with the Republic. In its report with respect to the consultation, the IMF found the Republic’s overall near-term economic environment to be broadly favorable, partially as a result of prudent policies that have helped facilitate a strong recovery and business confidence.

In July 2012, IMF staff visited the Republic. The mission conducted a series of meetings with Government officials and private sector representatives and focused on recent economic developments. At the conclusion of the visit, IMF officials noted that macroeconomic conditions in the Republic remained generally sound.

In March 2013, the Executive Board of the IMF concluded its Article IV consultation with the Republic. In its report with respect to the consultation, the IMF commended the Republic’s policies, noting that they have delivered strong macroeconomic outcomes and set the stage for favorable economic prospects for the near term, notwithstanding the risks associated with global uncertainties, volatile capital inflows and the possibility of stretched asset prices.

In September 2013, the IMF staff visited the Republic. The visit included a number of meetings with Government officials and focused on the economic developments in the country in 2013 as well as the outlook for 2014. The IMF recognized the Republic’s strong macroeconomic fundamentals, including strong current account receipts, net creditor status, steady reductions in public debt and low participation in the Government securities market. The IMF also noted Bangko Sentral’s proactive approach to oversight of the banking sector, particularly the expanding focus on the real estate exposure of domestic banks. The IMF observed that risks to growth include failure to direct liquidity into productive sectors or to leverage the opportunity to expand the availability of credit to boost demand for real estate, which could potentially produce a strong procyclical effect on the economy.

In July 2014, the Executive Board of the IMF concluded its Article IV consultation with the Republic. In its report with respect to the consultation, the IMF observed that the Philippine economy continued to perform robustly in 2013. The IMF noted that the Republic’s strong macroeconomic fundamentals, financial sector buffers and flexible policy responses cushioned the impact of volatile capital flows and that domestic monetary and financial conditions are now very accommodative. The IMF expected that the Republic’s macroeconomic prospects will remain favorable and that reconstruction from Typhoon “Yolanda,” infrastructure spending and remittance-driven private consumption will support continued GDP growth. Risks to the IMF’s forecasts include tightening monetary policy abroad, a slowdown in China or other emerging markets and a disproportionate flow of resources into the property sector, which could heighten volatility. The IMF called on the Republic to further reduce bottlenecks to investment and formal sector employment, to diversify the production structure and to improve domestic job opportunities. The IMF also encouraged the Republic to continue to proactively tighten monetary conditions to address potential inflation and generalized financial stability risks and to focus on mobilizing stable sources of revenue.

In March 2015, IMF staff visited the Republic. The mission conducted a series of meetings with Government officials and private sector representatives and focused on recent economic developments. At the conclusion of the visit, IMF officials noted that real GDP continued to grow briskly and unemployment fell in 2014. The IMF noted that risks to the outlook for the Philippines going forward include asynchronous monetary policies in advanced economies and weaker external demand from advanced economies and key emerging markets. Finally, the IMF encouraged the Republic to move toward a fiscal deficit target of 2% of GDP.

In August 2015, the Executive Board of the IMF concluded its Article IV consultation with the Republic. In its report with respect to the consultation, the IMF commended the Republic for its prudent macroeconomic management. The IMF welcomed the Government’s plan to increase infrastructure investment and social spending and to return to the medium term fiscal deficit target of 2% of GDP. While encouraging continued vigilance to guard against overheating, the IMF also observed that the Republic’s current monetary policy is appropriate in light of low inflation, moderating and more balanced credit growth and moderating economic activity. The IMF emphasized continued exchange rate flexibility in order to smooth excessive volatility. Finally, the IMF noted that the financial system remains sound but that more stringent regulation may be needed should systemic risks develop in the future. The IMF encouraged the Republic to continue to raise infrastructure spending, facilitate public-private partnerships, improve the business climate and enhance human capital and social services for the poor.

World Bank Aid Package

On October 22, 2010, following the conclusion of the annual World Bank–IMF meetings for 2010 in Washington, D.C., World Bank Country Director for the Philippines Bert Hofman, citing initiatives of the Aquino administration for poverty alleviation, announced that the World Bank would double its planned assistance package for 2011 from $650 million to approximately $1.3 billion to $1.5 billion. In support of the Government’s Conditional Cash Transfer Program, the World Bank approved the Pantawid Pamilyang Pilipino Program for health grants to poor households with children up to 14 years old and/or pregnant women, as well as for education grants to poor households with children aged six to 14. The increased assistance package supported the first phase of the roll-out of this program, which aimed to cover approximately 360,000 households from 2009 to 2013.

The World Bank further increased its assistance package to the Republic for 2013 to $2.0 billion aimed at six active projects. These World Bank-supported projects included support for reading and math skills, local communities in targeted poor municipalities and urban areas, land administration and management systems, increasing rural incomes and enhancing farm and fishery productivity, development policy loans and supplemental financing for post typhoon recovery in the aftermath of Typhoon “Yolanda.”

For 2014, the World Bank committed to three active projects in the Philippines with an aggregate amount exceeding $1.2 billion, including projects to support the development of a learning, equity and accountability program, the development of a national community drive development project to improve services to targeted municipalities and to provide support for post typhoon recovery. The World Bank also committed to a future pipeline of seven projects with an aggregate commitment amount exceeding $2 billion. These projects include a public health enhancement project, a harvest project, a social welfare development and reform project, a disaster risk management development project, a flood management project and an inclusive partnerships for agricultural development.

On November 13, 2014, the Second Implementation Support Mission of the World Bank and the ADB on Operations of Kapit-Bisig Laban sa Kahirapan Comprehensive and Integrated Delivery of Social Services-National Community-Driven Development Program was launched. This community-driven development mission comprises two parts: first, a $3 million grant from the Japan Social Development Fund-Livelihood Opportunities for vulnerable urban communities focused on providing income-generating activities and opportunities for urban poor communities; and second, the implementation of part of a World Bank Additional Financing loan, addressing issues that cause or worsen poverty in urban poor communities.

In 2015, the World Bank committed to four active projects in the Philippines with an aggregate amount exceeding $924 million, including projects for the development of Cebu Bus Rapid Transit and the Philippine Rural Development Project. The World Bank also committed to a future pipeline of seven projects with an aggregate commitment amount exceeding $2 billion. The projects include the development of a public health system, welfare development and reform, flood management and development for agricultural competiveness.

In 2016, the World Bank is expected to disburse eight loans, amounting to approximately $952 million, of which three are program loans, amounting to $500 million, allocated for the Learning, Equity and Accountability Program, the proposed Fourth Development Policy Loan to Foster More Inclusive Growth, and the proposed Second Social Welfare and Development Reform Program. Disbursements from the remaining five loans are expected to amount to approximately $452 million, including support for the National Roads Improvement and Management Project, the Participatory Irrigation Development Project, the National Community-Driven Development Project, the Philippine Rural Development Project and the Cebu Bus Rapid Transit Project.

Asian Development Bank Aid Package

In September 2010, the ADB approved a $400 million loan to the Republic, with the proceeds to be used by the Government to provide assistance to the poor. In addition, the ADB made further plans to lend the Republic $1.86 billion from 2012 to 2014.

In 2011, the ADB approved two loans to the Republic, a $300 million loan for a judicial reform program and a $62 million loan for a project in road sector improvement and institutional development. The ADB also provided a $3 million grant to support emergency relief operations in Northern Mindanao in the wake of tropical storm “Sendong.”

In December 2012, the ADB approved an additional two loans to the Republic, a $101 million loan for a natural resources and environmental management project and a $300 million loan for the introduction of energy efficient electric vehicles.

In 2014, the ADB approved five pipeline loans to the Republic totaling $1.8 billion, including loans for K-12 education reform, assistance for inclusive growth and poverty reduction, the Philippines Development Plan, emergency support for areas affected by Typhoon “Yolanda,” and the national community-driven development project.

In 2015, the ADB approved four pipeline loans to the Republic with an aggregate amount exceeding $3 billion, comprising (i) two program loans amounting to approximately $1.1 million to fund various programs, including programs for the modernization of public transport and a program to strengthen the support of public sector investments in infrastructure, and (ii) two project loans amounting to approximately $2.8 billion to fund various projects, including projects for the construction and operation of a wind farm in the province of Ilocos Norte, and an initiative to provide a project loan to the Republic for the issuance of its first peso-dominated green project bond.

In 2016, the ADB is expected to disburse nine loans amounting to approximately $981 million, of which four are program loans, amounting to $805 million, allocated for the Senior High School Support Program, the Encouraging Investment through Capital Market Reforms Program, the Expanding Private Participation in Infrastructure Program and the Additional Financing for the Social Protection Support Program. Disbursements from the remaining five loans are expected to amount to approximately $176 million, allocated for various projects including the Second Agrarian Reform Communities Project, the Social Protection Support Project, the Road Improvement and Institutional Development Project and the Integrated Natural Resources and Environmental Management Project.

Chiang Mai Initiative Multilateralization

On March 24, 2010, the Chiang Mai Initiative Multilateralization (the “CMIM”), a reserve pooling arrangement designed to address short-term liquidity difficulties in the Southeast Asian region and supplement other existing international financing arrangements, came into effect. Under the CMIM, member countries of the ASEAN, as well as the People’s Republic of China (the “PRC”), the Hong Kong Special Administrative Region (“Hong Kong”), Japan and the Republic of Korea (together with ASEAN, the “ASEAN Plus Three”), are able to draw on the CMIM’s reserve pool up to a specified percentage of their contribution, with smaller countries able to draw higher proportionate amounts. The CMIM was originally conceptualized alongside the Chiang Mai Initiative, a bilateral currency swap arrangement established in 2000 to assist the ASEAN Plus Three in mitigating the impact of the 1997 Asian financial crisis and averting similar crises in the future. The total initial amount of the CMIM was $120.0 billion, with the PRC, Japan, the Republic of Korea and Hong Kong contributing approximately $96.0 billion and other members of ASEAN collectively contributing approximately $24.0 billion.

The 15th ASEAN Plus Three meeting was held in Manila on May 3, 2012, wherein the finance ministers of each of the ASEAN Plus Three nations approved a revised CMIM Agreement which provides for: (1) doubling the size of the CMIM reserve pool from $120.0 billion to $240.0 billion; (2) increasing the de-linked portion of the IMF’s contribution; (3) increasing the maturity periods; (4) introducing a crisis prevention loan facility for members countries called the “CMIM Precautionary Line;” and (5) including the central bank governors of each of the ASEAN Plus Three nations in the Ministerial Level Decision Making Body of the CMIM. The Republic, through Bangko Sentral, has contributed $9.1 billion to the CMIM. Under the CMIM, the Republic is able to borrow up to 2.5 times its contribution to the CMIM, or $22.8 billion. The revised CMIM Agreement became effective on July 17, 2014.

APEC

The Republic has hosted the APEC Finance Ministers’ Process throughout 2015, which has focused on the issues of fiscal resiliency, financial inclusion and intra-regional trade and investment. The final two meetings of APEC Philippines 2015—the Concluding Senior Officials’ Meeting and the APEC Economic Leaders’ Meeting—were held on November 13 and 14 and November 18 and 19, 2015, respectively.

Territorial Dispute over the West Philippine Sea

In the first eight months of 2011, tensions rose in relation to long-standing territorial disputes involving the Republic, other Southeast Asian nations (including Vietnam, Malaysia and Brunei) and China over certain islands in the West Philippine Sea, also known as the South China Sea. The increased tensions were brought about by allegations of more aggressive measures being taken by certain nations to assert their claims in these disputes. In July 2011, representatives of the claimant nations, along with other members of ASEAN, met in Bali, Indonesia to discuss how to advance the negotiations with respect to the competing claims. At this meeting, these nations, including China, agreed on basic guidelines for drafting the Code of Conduct to implement the 2002 ASEAN-China Declaration on the Conduct of Parties in the South China Sea. The Republic maintains that its claim over the disputed territories is supported by recognized principles of international law consistent with the 1982 United Nations Convention on the Law of the Sea (the “UNCLOS”).

The Republic reiterated its position in November 2011 during the ASEAN and East Asia summits in Bali, Indonesia, where China, the United States and representatives from a number of Asian countries were in attendance. The Republic also proposed a new peace plan for the disputed waters, which it labeled the “Zone of Peace, Freedom, Friendship and Cooperation.” The plan aims to clearly define the territorial claims of different countries in the region and then to cooperate in respecting those parts of the region where certain countries have undisputed claims, leaving the disputed territories for later resolution. No agreement has been reached to implement this plan.

On April 8, 2012, during one of its regular maritime patrols, a Philippine Navy surveillance aircraft identified eight Chinese fishing vessels anchored inside and around Bajo de Masinloc (Scarborough Shoal), an area in the Municipality of Masinloc, Province of Zambales that the Republic regards as an integral part of its territory. The area is located 124 nautical miles west of Zambales and is within the Republic’s 200 nautical-mile Exclusive Economic Zone and the Philippine Continental Shelf. On April 10, 2012, the BRP Gregorio del Pilar dispatched an inspection team that reported that large amounts of illegally collected coral, clams and sharks were found in the compartments of the fishing vessels. The arrival of Chinese maritime surveillance vessels resulted in a standoff.

On January 22, 2013, the Republic submitted a “Notification and State of Claim against China” to an arbitral tribunal in The Hague pursuant to Article 287 and Annex VII of the UNCLOS in order to achieve a peaceful solution to the dispute over the West Philippine Sea. Despite China’s decision not to participate in the proceedings, a five-member arbitral tribunal has been constituted (the “Tribunal”). On August 27, 2013, the Tribunal released its “Rules of Procedure and Procedural Order No. 1,” setting a timetable for the submission of written arguments by each of China and the Republic. The Republic submitted its written arguments on March 30, 2014, in which it addressed matters relating to jurisdiction, admissibility and the merits of the disputes. The Republic views the arbitral proceedings as consistent with the foreign policy of President Aquino for a rules-based approach in resolving the dispute with China on the basis of international law, specifically the UNCLOS. On March 16, 2015, the Republic submitted a supplemental written submission, responding to questions posed by the Tribunal relating to issues concerning the Tribunal’s jurisdiction over and the merits of the Philippines’ claims. Between July 7 and 13, 2015, the Republic participated in oral hearings on the Tribunal’s jurisdiction over and admissibility of the Republic’s claim against China, and on July 23, 2015, the Republic filed a written submission responding to questions posed by the Tribunal at the hearing. Most recently, on October 29, 2015, the Tribunal unanimously ruled that it has jurisdiction to consider the Republic’s claims and that such claims are admissible to arbitration. In addition, the Tribunal ruled that China’s decision not to participate in these proceedings does not deprive the Tribunal of jurisdiction and that the Republic’s decision to commence arbitration unilaterally was not an abuse of the UNCLOS’s dispute settlement procedure. The Tribunal has not yet decided on the merits of the dispute, and has set the dates for hearings on the merits of the dispute. China has maintained its position of non-participation in the arbitral proceedings throughout this process. The Republic intends to continue to pursue the arbitration until the dispute is resolved. The Republic believes that the outcome of this legal process will be a constructive step towards the final and comprehensive settlement of the dispute and intends to abide by the decision of the Tribunal. The Republic also continues to pursue the conclusion of the Code of Conduct to implement the 2002 ASEAN-China Declaration on the Conduct of Parties in the South China Sea as a complementary approach to the arbitral proceedings.

On May 10, 2013, the Republic formally lodged a protest with China concerning vessels that arrived on or around May 8, 2013 escorting a fleet of 30 fishing boats in another disputed area – the Second Thomas Shoal. The Second Thomas Shoal is near the Spratly Islands, a chain of resource-rich islands, islets and reefs which are claimed in part or in whole by each of China, Brunei, Malaysia, the Philippines, Taiwan and Vietnam.

From May to August 2013, China unilaterally imposed a three-month fishing ban on the northern area of the West Philippine Sea, including Bajo de Masinloc, by placing makeshift barriers. In the first half of 2013, China Marine Surveillance and Fisheries Law Enforcement Command vessels maintained their presence in the area. Beginning in August 2013, China also started deploying Chinese Coast Guard vessels in the South China Sea, including areas in the West Philippine Sea, after the formation of China’s Unified Coast Guard Agency in July 2013. The Chinese Coast Guard vessels took over the task of the China Marine Surveillance and Fisheries Law Enforcement Command to maintain Chinese presence in the area.

Beginning in November 2013, China has taken certain unilateral actions to advance its claims in the West Philippine Sea, including (i) the imposition of annual fishing bans and the issuance of “Nansha Special Fishing Permits” to its fishing vessels allowing them to fish in the Spratly Islands, (ii) the issuance of new fishing regulations that require non-Chinese fishing vessels to obtain approval from Chinese authorities before fishing or surveying in the West Philippine Sea, (iii) the frequent conduct of military exercises and patrols in the West Philippine Sea, (iv) the blockade of Philippine vessels re-supplying provisions to Philippine personnel stationed in the Second Thomas Shoal, (v) the deployment of an oil rig off the continental shelf of Vietnam and (vi) large scale reclamation activities at Johnson Reef, Cuarteron Reef, McKennan/Hughes Reef, Gaven Reef and Fiery Cross Reef.

On March 30, 2014, the Philippines submitted a memorial to the Tribunal regarding these actions, and the Tribunal set December 15, 2014 as the deadline for China’s submission of its Counter-Memorial. On December 16, 2014, a spokesman for the Chinese foreign ministry announced that China will not participate in the arbitration. On April 4, 2014, the Philippines Department of Foreign Affairs also lodged a protest with China regarding these actions. The Republic also raised these issues at the ASEAN summit meeting, held in May 2014 in Myanmar.

In August 2014, the Republic proposed a “triple-action plan” which sought a moratorium on activities that could escalate tensions in the West Philippine Sea while pushing for a speedy conclusion of a code of conduct in the West Philippine Sea and urging that disputes be resolved through arbitration under international law. To date, China has not agreed to implementation of the “triple-action plan.”

Throughout 2015, the Republic has monitored Chinese vessels conducting exploration and other activities within the Exclusive Economic Zone of the Philippines, including cargo vessels, China Coast Guard vessels and vessels potentially intended for oil drilling operations. On May 28, 2015, the Chinese Navy challenged a Philippine Air Force plane.

On June 22, 2015, the Republic made a statement addressing a boycott of products made in China taking place in the Republic, clarifying that the boycott was driven by independent business sectors and unrelated to the dispute over the West Philippine Sea.

In October 2015, the Republic confirmed that the United States would sail warships in the disputed West Philippine Sea to signal that Chinese territorial claims over the area are not recognized. As a part of its reclamation activities in the West Philippine Sea, on October 9, 2015, China’s Ministry of Transport announced the completion of two lighthouses in disputed areas. Airstrips are also currently being constructed by China on Fiery Cross, Mischief and Subi Reefs. The United States and the Republic have expressed concern that China’s land reclamation projects in that area could be used to base military planes and navy ships to intimidate other claimants. On October 27, 2015, the United States, in a “freedom of navigation” patrol, sailed a guided missile destroyer within the 12 nautical mile territorial limit claimed by China around one of the artificial islands built as a part of China’s reclamation efforts in the West Philippine Sea. This action has been criticized by China. The United States conducted similar patrols near islands claimed by Vietnam and the Republic during the same patrol. On November 3, 2015, the head of the United States Pacific military command stated that the United States will continue to conduct such operations in the West Philippine Sea.

Should the territorial dispute in the West Philippine Sea escalate or continue, the Republic’s interests in fishing, trade and offshore drilling may be adversely affected. The Kalayaan Island Group, in the West Philippine Sea, is rich in marine and energy resources and serves as an important source of food, livelihood and foreign exchange earnings. The discovery of oil and natural gas in commercial quantities in the region has also been important in supporting the Republic’s energy needs. One of the 29 existing petroleum service contracts awarded by the Republic is located in this area. A total of approximately 880 thousand hectares are covered by this service contract. This service contract is aimed at developing an estimated 1.4 to 4.6 trillion cubic feet of natural gas.

In addition, should tensions with China escalate due to the dispute in the West Philippine Sea or other reasons, the volume of trade between the Republic and China may be adversely affected. The Republic meets a significant amount of its steel requirements from Chinese imports, thus the supply of steel available to the Republic may be reduced, which, among other things, may affect infrastructure development in the Republic. Bilateral trade between the Republic and China has increased steadily since 2011, reaching $18.3 billion in 2014, an increase of 21.5% over the 2013 level. Exports to China accounted for 13.6% of the Republic’s total exports in 2014 and 11.4% in the first nine months of 2015, and imports from China accounted for 15.1% of the Republic’s total imports in 2014 and 16.1% in the first nine months of 2015. Further in 2014, China was the Republic’s second largest trading partner and fourth largest source for tourism. In 2014, 394,951 Chinese tourists visited the Philippines, while 967,900 Filipino tourists visited China.

The Republic is committed to resolving disputes in the West Philippine Sea through peaceful and rules-based means and diplomatic solutions, without threat or use of force, and in accordance with international law, specifically the UNCLOS.

Manila Hostage Crisis

On August 23, 2010, 25 persons, mostly tourists from Hong Kong, were held hostage aboard a tour bus in Rizal Park in Manila by a dismissed officer of the PNP. The situation ended with the deaths of eight Hong Kong citizens in addition to the hostage-taker. In response to the incident, the Hong Kong government issued a “black” travel alert for the Philippines advising Hong Kong citizens to “avoid all travel,” which is the highest travel warning under the Hong Kong government’s travel warning system.

On November 6, 2013, Hong Kong lawmakers passed a non-binding motion calling for economic sanctions against the Philippines in response to the refusal of the Aquino administration to issue a formal apology regarding the incident, to compensate the survivors and the families of the deceased and to hold accountable the officials involved in trying to free the hostages.

On April 22, 2014, the governments of the Philippines and Hong Kong issued a joint statement announcing the resolution of the dispute. Economic sanctions by Hong Kong against the Philippines and the “black” travel alert imposed shortly after the incident were both immediately lifted after the statement was issued.

EDCA

On April 28, 2014, the Republic and the United States signed the Enhanced Defense Cooperation Agreement (the “EDCA”) with the goal of advancing the implementation of the Philippine—U.S. Mutual Defense Treaty, through the promotion of interoperability, capacity-building towards AFP modernization, strengthening the AFP for external defense, maritime security, maritime domain awareness and humanitarian assistance and disaster response. In 2015, the United States requested access to eight military bases to rotate troops, aircraft and ships. This request was deferred pending the outcome of a decision by the Supreme Court on the constitutionality of the EDCA. On January 12, 2015, the Supreme Court upheld the constitutionality of the EDCA.

Natural Disasters

Typhoons and Flooding

Regional typhoons and intense rainfall, in part due to climate change, make regions of the Republic susceptible to flash floods and landslides. In urban areas such as Metro Manila, clogging and siltation of drainage laterals and waterways caused by improper disposal of solid waste, obstructions and the presence of informal settlements along open waterways contribute to flooding. Low lying urban and rural areas, which serve as catch basins of rain water within a watershed or river basin, also suffer from problems posed by unplanned and unregulated developments such as temporary housing and infrastructure projects and the presence of industrial operations along upstream waterways. Flooding, including as a result of Typhoon “Yolanda,” has affected hundreds of thousands of Filipinos and resulted in numerous fatalities. In addition, flooding in the Philippines has resulted in and may continue to result in significant damage to rice and other agricultural production, infrastructure and private property. Flooding and other natural disasters continue to pose a threat to other sectors such as transportation and health, and the economy as a whole. In addition to direct damage, natural disasters also inhibit social and economic development because funds must be reallocated from existing programs to finance relief and reconstruction assistance.

The transportation sector is heavily affected by floods and other natural disasters that damage roads and bridges. If a natural disaster destroys critical transportation infrastructure, roads and bridges must be repaired before other disaster-related damage can be addressed. As a result, damage to transportation infrastructure can compound the effect that floods have on other sectors. For instance, the impact of flooding and other natural disasters on the health sector is mostly seen in the disruption of the delivery of health services. Damaged roads and bridges hinder the efficient transport of patients to hospitals and medical facilities in cities and reduce the capacity of the Government to deliver timely medical services to affected populations in rural areas.

Flooding also adversely affects agricultural production by damaging crops, livestock, poultry and fisheries, as well as destroying fishing boats, farming equipment, inventory and agricultural infrastructure such as irrigation channels, spillways and farm-to-market roads. In urban areas, the manufacturing, construction, wholesale and retail, restaurant and real estate industries are also impacted by the damage caused by flooding.

On September 26, 2009, Typhoon “Ketsana” made landfall in the Republic, resulting in severe flooding that, at its worst, submerged approximately 80% of Metro Manila. The storm also affected or displaced approximately 1.8 million people. Shortly after, on October 3, 2009, Typhoon “Parma” also made landfall in the northern provinces of the Republic, aggravating the flooding and damage already brought about by Ketsana and causing severe landslides, which rendered roads impassable and increased the number of displaced residents. According to the Republic’s National Disaster Risk Reduction and Management Council (formerly the National Disaster Coordinating Council), these two typhoons resulted in approximately (Peso)38 billion in damages. Local and international relief resources were deployed to the affected areas, and the Government implemented additional measures in 2009 and 2010, such as a supplemental budget allocation and other additional financings and aid options, to mitigate the damage caused by these storms.

In October 2010, Typhoon “Megi” made landfall on the northern portion of Luzon, resulting in power failures, water shortages and more than 20 deaths, as well as losses in the agriculture sector of approximately (Peso)7.6 billion, according to the National Disaster Risk Reduction and Management Council. The majority of the damage was to the Republic’s rice crop, estimated at (Peso)5.4 billion.

On December 16, 2011, Typhoon “Washi” passed over the island of Mindanao in the southern Philippines, causing widespread loss of life and damage. More than 1,200 people were killed as a result of the storm and subsequent flash floods and landslides, with additional missing and injured. The Government estimated that more than 698,000 people were affected by the storm. The National Disaster Risk Reduction and Management Council estimated that damages to infrastructure, agriculture and private property reached approximately (Peso)2.1 billion. A Government assessment indicated that the recovery and reconstruction needs attributable to the flooding caused by Typhoon “Washi” would cost the Government more than (Peso)26 billion, in addition to the (Peso)13 billion that the Republic had already suffered from direct damage and losses to the economy.

In October 2013, Typhoon “Santi” made landfall in Dingalan, Aurora causing widespread damage and leading to 15 deaths. The National Disaster Risk Reduction and Management Council estimated that the storm damaged 59,000 homes causing a total of (Peso)3.3 billion in damage to infrastructure and agriculture.

In November 2013, Typhoon “Yolanda” (also known as Typhoon “Haiyan”) made landfall in Eastern Samar, sustaining winds of 270 to 312 km/h while passing over the Philippines. The impact of Typhoon “Yolanda” was centered on regions six, seven and eight in the Republic. A State of National Calamity was declared in Samar, Leyte, Cebu, Iloilo, Capiz, Aklan and Palawan, and as of April 17, 2014, 6,300 people were reported dead from the storm, 1,061 persons were reported missing and 28,689 persons had been injured. As of the same date, estimated damages had reached (Peso)89.6 billion, comprising an estimated (Peso)55.1 billion to the social sector, (Peso)21.8 billion to the productive sector, (Peso)9.6 billion to infrastructure and (Peso)3.1 billion in cross-sectoral damages in the regions affected by the storm.

As of June 30, 2015, a total of (Peso)89.0 billion had been released for Yolanda relief and rehabilitation operations. The Department of Social Welfare and Development has released a total of (Peso)30.7 billion to support general food distribution and livelihood and emergency shelter assistance. The National Housing Authority had released a total of (Peso)22.7 billion for the construction of housing units and support of emergency housing. Finally, a total of (Peso)5.7 billion had been released by the Department of Education for the provision of school seats, repair and rehabilitation of classrooms, and construction and renovation of libraries.

Since Typhoon “Yolanda,” the Philippine transportation agencies have completed three airport and 14 seaport rehabilitation projects at a cost of (Peso)41.2 million, and further Tacloban Airport improvements are being implemented in the amount of (Peso)43.7 million. Various port rehabilitation projects are either ongoing or in the pipeline.

On December 4, 2014, Typhoon “Ruby” (also known as Typhoon “Hagupit”) entered the Philippines. The impact of Typhoon “Ruby” was centered on regions three through eight of the Republic, where a total of approximately 4.1 million persons were affected, including 18 deaths and a total of 916 injured persons. As of December 19, 2014, the estimated total cost of damages amounted to (Peso)5,090.3 million, comprising (Peso)1,435.8 million in damages to infrastructure and (Peso)3,654.5 million in damages to agriculture. A total of (Peso)248.6 million worth of assistance had been provided to the affected regions, with the majority of the assistance provided by the Department of Social Welfare and Development.

On October 18, 2015, Typhoon “Lando” (also known as Typhoon “Koppu”) made landfall in the Philippines. A total of approximately 24,000 persons were pre-emptively evacuated before landfall. As of October 28, 2015, approximately 2,898,507 persons were affected in regions one to three, four A, five, the National Capital Region and the Cordillera Administrative Region, 47 people had died, 83 were injured and four were reported missing. The estimated costs of damages reached (Peso)11.0 billion, comprising (Peso)9.7 billion to agriculture and (Peso)1.3 billion to infrastructure as of November 3, 2015.

On December 14, 2015, Typhoon “Nona” (also known as Typhoon “Melor”) made landfall in the Philippines. A total of approximately 743,000 persons were pre-emptively evacuated before landfall. As of December 22, 2015, approximately 286,552 persons were affected in regions three, four B, five and eight, 42 people had died, 24 were injured and four were reported missing. The estimated costs of damages reached (Peso)5.2 billion, comprising (Peso)3.1 billion to agriculture and (Peso)2.1 billion to infrastructure as of December 22, 2015.

Earthquakes

The Philippines is located along a complex system of fault lines, which geologists refer to as the “Philippine Mobile Belt.” As a consequence, the Republic is susceptible to periodic seismic activity, such as the magnitude 7.8 earthquake on Luzon Island in 1990. On October 15, 2013, an earthquake with a magnitude of 7.2 struck Tagbilaran City, Bohol and Cebu City in the Visayas region. This seismic event caused the deaths of 218 people and injured an additional 768 individuals. As a result of the earthquake, 344,919 people were displaced and 68,486 homes were damaged. The National Disaster Risk Reduction and Management Council estimated that damage to infrastructure and buildings from the earthquake amounted to (Peso)2.2 billion.

Philippine Economy

Overview

Like many developing countries after World War II, the Philippines protected local industry from foreign competition through measures such as import tariffs and quotas, and hoped to replace imported finished goods with domestically produced goods over time. Successive administrations also intervened in domestic economic affairs by imposing quantitative trade barriers, price controls and subsidies. Initially, the economy grew rapidly, with GNI growing at an average rate of 5.7% per annum from 1970 to 1980, largely due to increased exports and Government investments. Infrastructure spending increased, and state ownership and nationalization of commercial enterprises became more prevalent. By the early 1980s, however, the Republic began to face increasing budget deficits, growing levels of foreign and domestic borrowing, rising inflation, climbing interest rates, a depreciating peso, declining investment capital and slowing economic growth or, at times, a contraction in GNI. The Republic’s unstable political situation during that period, highlighted by the assassination of opposition leader Benigno Aquino in 1983, exacerbated its economic problems.

The general optimism brought about by the peaceful removal of the unpopular Marcos administration in 1986 helped economic recovery. GNI grew by 3.4% in 1986, increasing to a growth of 6.8% in 1988 before reversing to a decline of 0.6% in 1991. The economic contraction in the early 1990s was caused principally by underlying macroeconomic imbalances, compounded by supply bottlenecks, natural disasters, political instability, a global recession and the Persian Gulf crisis of 1990 to 1991.

The government of President Corazon Aquino, who came to power in 1986, embarked on a stabilization program aimed at preventing an upsurge in inflation, controlling the fiscal deficit and improving the external current account position. The economy responded favorably to these measures, posting increases in GNI, investments, private consumption and imports in 1992. The Corazon Aquino administration also recognized that the Republic’s economic difficulties in large part resulted from its protectionist policies. The Corazon Aquino administration therefore initiated reforms to open the economy to market forces and reduce the size and role of the government in the Philippine economy. The government of President Fidel Ramos, who assumed office in 1992, accelerated the reform efforts initiated by the Corazon Aquino administration. Following a review of a number of the policies and programs initiated by previous administrations, the Estrada administration continued many of the financial policies and market-oriented reforms of the Corazon Aquino and Ramos administrations.

After the onset of the Asian economic crisis in mid-1997, the Philippines experienced economic turmoil characterized by currency depreciation, a decline in the performance of the banking sector, interest rate volatility, a significant decline in share prices on the local stock market and a reduction of foreign currency reserves. These factors led to a slowdown in the Philippine economy in 1997 and 1998. In response, the Government adopted a number of policies to address the effects of the Asian economic crisis by strengthening the country’s economic fundamentals.

The Philippines was not as severely affected by the Asian financial crisis as many of its neighbors, aided in part by remittances from OFWs. With the exception of 1998, when agricultural harvests were negatively impacted by poor weather and drought, the Republic has recorded positive real GDP growth every year since the Asian financial crisis. After a 0.6% decline in 1998, GDP growth increased to 3.1% in 1999 and 4.4% in 2000 before slowing down to 2.9% in 2001. The slowdown was largely due to global security concerns, domestic political uncertainty, and a global economic downturn that reduced demand for Philippine products by the United States and Japan. In the early 2000s, the Government pursued economic strategies to improve infrastructure, implement changes to the tax system, support deregulation and privatization of the economy, and further develop trade ties within Asia. GDP growth increased to 3.7% in 2002 and 5.0% in 2003 notwithstanding the impact of the Iraq War, the SARS epidemic and credit ratings downgrades. GDP growth accelerated to 6.7% in 2004 before leveling off to 4.8% in 2005 and 5.2% in 2006.

Beginning in the second half of 2007, the short-term funding markets in the United States experienced credit issues, leading to liquidity disruption in various markets. In particular, subprime mortgage loans in the United States experienced increased rates of delinquency, foreclosure and loss. These and other related events had a significant adverse impact on the global credit and financial markets as a whole, which included the bankruptcy filings by, and the acquisition, restructuring and nationalization of, certain financial institutions. Regulators in the United States, Europe and Asia took steps in response to the unprecedented conditions facing financial institutions in their jurisdictions. Against the backdrop of the global financial crisis, the Republic has experienced limited exposure to subprime assets and bankrupt financial institutions. Nonetheless, in 2008, the Republic experienced slower growth rates, a weakening of equity prices, a lower exchange rate for the peso against major currencies and increasing inflation. In 2009, the Republic’s economy began to exhibit indications of a recovery, although certain of the Republic’s economic recovery policies had yet to result in positive effects. OFW remittance levels in 2009 exceeded the Republic’s forecasts and supported growth in the economy despite continuing slowdowns in other production sectors, while increased Government spending in an effort to stimulate the economy resulted in an increasing fiscal deficit.

In 2010, the Republic continued its recovery despite an erratic economic recovery globally. In the second quarter of 2010, certain European nations experienced widening yields on their debt securities, triggering widespread restructuring and necessitating a financial bailout from other nations in the region. The bailout failed to resolve the crisis, and in January 2012 Standard & Poor’s downgraded the sovereign credit ratings of some European countries. Fitch and Moody’s issued similar downgrades in February 2012. More recently, in 2015 the new Greek government engaged in intensive bailout negotiations with the so-called “troika” of creditors (the European Commission, the European Central Bank and the IMF), and on June 30, 2015, Greece failed to make an IMF loan repayment of €1.55 billion. During the course of these negotiations, substantial uncertainty surrounded their outcome, causing volatility and unpredictability in financial markets around the world and raising the risk of renewed market turmoil or a potential exit by Greece from the Eurozone.

Along with most Asian and emerging markets, the Republic has been largely spared from the substantive effects of these events due to minimal trade and financial linkages with the affected nations, but the situation in Europe further highlights the need for fiscal consolidation and more effective risk management by the Republic. The threat of sovereign defaults in the European Union and the possible consequential effects on the international financial system, including the effects on global credit and liquidity, remain a systemic concern in the international markets. In light of this, the Republic has sought through its financial regulatory framework and monetary policy to mitigate the impact on the Republic of the European sovereign debt crisis and the resulting economic slowdown in Europe.

Europe is one of the primary destinations of Philippine exports. According to data from the PSA, in 2014 and the first nine months of 2015, the European Union accounted for approximately 10.9% and 12.0%, respectively, of the Republic’s total exports. Between January and September 2015, total exports to the European Union amounted to $5.3 billion. During the first nine months of 2015, remittances from OFWs in Europe amounted to $134.4 million, or 0.7%, of total OFW remittances. A prolonged or worsened European sovereign debt crisis, including further bailouts of countries in the European Union, a potential exit of one or more European Union member states from the Eurozone and other uncertainties in the monetary union, may adversely affect the Philippine economy, resulting in, among other things, higher prices, job losses and weakened balance of payments performance. Benefits provided through the Philippine Social Security System and the Government Service Insurance System may be adversely affected due to a consequential rise in unemployment. In addition, the continuation of the European sovereign debt crisis could affect investor risk perception, which in turn could result in tighter global credit and reduced liquidity in the financial markets.

In 2015, notwithstanding improvements in the U.S. economy, a significant trading partner of the Republic, the outlook for global growth remained uncertain. The latest IMF projections call for 3.3% growth in world output for 2015, marginally lower than in 2014, and 3.8% in 2016. Against this backdrop, Philippine exports grew by 5.5% in 2015 compared to 11.3% growth in 2014. Real GDP growth for 2015 was 5.8%, largely due to 6.7% growth in the service sector, driven primarily by the trade and repair of motor vehicles, motorcycles, personal and household goods subsector and real estate, renting and business activities, and 6.0% growth in the industry sector, driven primarily by manufacturing and construction activities.

The Republic believes that domestic liquidity remains adequate to meet the demand for financing to support economic growth in the Philippines; however, there can be no assurance that a contraction in liquidity in the international financial markets due to events in Europe or other causes will not adversely impact the financial condition of the Republic or of Philippine companies generally.

In 2013, Fitch, Standard & Poor’s and Moody’s upgraded the Republic to investment-grade status for the first time in the nation’s history. The ratings agencies cited the resilience of the economy, a persistent current account surplus, a strong policy framework and good governance as some of the key factors leading to their decision.

Recent Economic Indicators

The following table sets out the performance of certain of the Republic’s principal economic indicators for the specified periods.

	2010		2011	2012	2013	2014	2015(1)
GDP growth (%) (at constant 2000 prices)	7.6		3.6	6.7	7.1	6.1	5.8
GNI growth (%) (at constant 2000 prices)	8.2	(2)	2.8	7.1	8.1	5.8	5.4
Inflation rate (%)(3)	3.8		4.6	3.2	3.0	4.1	1.4
Unemployment rate	7.3		7.0	7.0	7.2	6.8	5.6	(4)
91-day T-bill rate (%)	3.7		1.4	1.6	0.3	1.2	1.8
External position(5)
Balance of payments ($ million)	15,243		11,400	9,236	5,085	(2,858)	1,808	(6)
Export of goods growth (%)	34.0		(6.2)	7.9	8.8	9.5	(5.7	)(7)
Import of goods growth (%)	27.5		10.1	2.7	0.5	4.8	2.5	(7)
External debt ($ billion)	73.6		75.6	79.9	78.5	77.7	75.6	(6)
International reserves
Gross ($ billion)	62.4		75.3	83.8	83.2	79.5	80.7
Net ($ billion)	62.4		75.3	83.8	83.2	79.5	80.7
Months of retained imports(8)	10.4		11.6	11.5	11.6	9.9	10.3
Domestic credit growth (%)	8.9		12.7	7.3	10.6	17.8	11.6	(9)

Sources: National Statistical Coordination Board, Bangko Sentral.

Notes:

(1)	Preliminary data as of or for the year ended December 31, 2015, unless otherwise indicated.

(2)	In May 2013, the NSCB revised GNI and net primary income figures from 2010 onward to reflect updated data, particularly in relation to salaries of OFWs. The growth figure for GNI for 2010 represents a year-on-year comparison of the 2010 GNI figure reported prior to the May 2013 revision and thus is not presented on the same basis as the 2010 GNI figure.

(3)	The Government began using 2006 as a base year for CPI calculations in July 2011, and data for previous periods has been restated.

(4)	Preliminary data for the first 10 months of 2015.

(5)	Includes Bangko Sentral obligations, public sector debt, whether or not guaranteed by the Government, and private sector debt registered and approved by Bangko Sentral. Does not include inter-company accounts of Philippine branches of foreign banks, private sector debt not registered with Bangko Sentral or private sector obligations under capital lease arrangements. Figures reflect the change in treatment of offshore banking units from non-resident to resident entities, pursuant to the BPM5 framework. Figures also reflect the change in treatment of the property income and expense accounts pursuant to the BPM6 framework.

(6)	Preliminary data as of September 30, 2015

(7)	Preliminary data for the first nine months of 2015.

(8)	Number of months of average imports of goods and payments of services and income that can be financed by reserves.

(9)	Growth from November 30, 2014 to November 30, 2015.

Restructuring of the Electric Power Industry

The EPIRA, which became effective on June 28, 2001, provided the legal framework for the restructuring of the electric power industry, the privatization of NPC and the establishment of various open market devices to promote free and fair competition.

Pursuant to the EPIRA, the power industry was restructured to comprise four sectors: generation, transmission, distribution and supply. To allow the industry to adjust to a market-oriented setting and to help mitigate adverse economic consequences of the restructuring, the EPIRA also contains transition mechanisms dealing with, among other issues, transition supply contracts, independent power producer (“IPP”) contracts, and “stranded costs and debts” that NPC will not be able to dispose of or settle subsequent to its privatization.

To reorganize NPC’s assets and liabilities, two entities were created pursuant to the EPIRA:

•	PSALM, which took ownership of all of NPC’s then existing generation assets, liabilities, real estate, and other disposable assets, as well as certain IPP contracts; and

•

Transco, an entity wholly owned by PSALM, which assumed NPC’s electricity transmission assets. In January 2009, following an action for the right to operate Transco’s nationwide electrical transmission system under a 50-year franchise agreement, PSALM transferred the management and operation of Transco’s transmission system to the National Grid Corporation of the Philippines, which was formed by a consortium of Monte Oro Grid Corporation, Calaca High Power Corporation and State Grid Corporation of China; however, Transco retains ownership of its assets under the arrangement.

Since the passage of the EPIRA, NPC’s operations have been limited to subsidized off-grid and island grid electrification projects in remote areas, referred to as “missionary electrification.”

In 2014, the Department of Energy made an assessment indicating that there may be a power supply shortfall of up to 300 megawatts (“MW”) during the summer of 2015 in Luzon. In response to this assessment, on September 12, 2014, President Aquino requested that the Congress grant him emergency powers, pursuant to Section 71 of the EPIRA, to authorize the establishment of additional electric power-generating capacity. Pursuant to this request, Congress granted President Aquino the authority to spend approximately (Peso)6.0 billion to provide 300 MW of additional generation capacity to the Luzon grid. The Luzon grid has been experiencing power supply shortages since June 2015. To address these shortages, the Government is currently pursuing alternatives for the creation of additional power generating capacity. The NPC, through the Manila Electric Company, is also implementing a power supply augmentation program, whereby large load energy users, such as commercial and industrial users, will run standby generators to ease power demand from the grid during peak usage hours.

During the reporting period of November 2014 to April 2015, the Department of Energy reported that the Republic had faced major challenges in implementing measures to address the predicted limited power supply during the summer months of 2015. The Department of Energy recommended that President Aquino again request emergency powers under Section 71 of the EPIRA on Electric Power Crises Provision to address these challenges.

Privatization of NPC’s Assets and Open Access

PSALM has been privatizing NPC’s generation assets through public bidding processes since the last quarter of 2003. As of June 30, 2015, a total of 31 assets, including 27 generating plants and four decommissioned plants, had been successfully transferred by PSALM to private owners, representing a total generation capacity of 4,473 MW. PSALM has also begun to transfer to private entities (known as IPP administrators) the management and control of the energy output of NPC power plants covered by IPP contracts. As of December 31, 2014, PSALM had successfully bid out aggregate contracted capacities totalling 3,607.5 MW, leaving 12 assets, including eight plants with a total capacity of 1,760.1 MW in the ownership of PSALM.

Having met the preconditions for the implementation of retail competition and open access, which include, among others, the privatization of at least 70% of the total capacity of NPC’s generating assets, and the transfer to IPP administrators of the management and control of at least 70% of the total energy output of plants under contract with NPC in Luzon and Visayas, the ERC issued a resolution declaring the EPIRA’s compliance with the preconditions and the commencement of retail competition and open access for Luzon and Visayas on December 26, 2011. However, upon consultation by the Philippine Department of Energy with various stakeholders, the implementation of retail competition and open access was deferred pending the promulgation of retail market rules, the development of the Central Registration Body’s IT Systems and Processes, the approval of the Distribution Utilities’ Business Separation Unbundling Plan and the Accounting and Cost Allocation Manual and the conclusion of a stakeholders’ readiness assessment and information and education campaign for all stakeholders.

In July 2011, PSALM commenced a new round of bidding for the appointment of an IPP administrator to manage the contracted capacity of the Naga Power Plant Complex. The Naga Power Plant Complex, located in Naga, Cebu, consists of two coal-fired thermal power plants with an aggregate capacity of 109.3 MW, and a 43.8 MW diesel power plant. However, its privatization was deferred by PSALM in response to the request of the Joint Congressional Power Commission to conduct a further review on one of the provisions of the land lease agreement covering property adjacent to the Plant Complex.

The Naga Power Plant Complex was operated under a Rehabilitate-Operate-Maintain-and-Manage Agreement and Energy Conversion Agreement between KEPCO Salcon Corporation and NPC that expired in March 2012. Prior to privatization of the Complex, PSALM has to procure, through public bidding, an Operation and Maintenance Service Contract for the Naga Power Plant Complex. Because no bids were submitted in the initial round of bidding held on February 27, 2012, PSALM negotiated a six-month contract with SPC Power Corporation (“SPC”) pending the outcome of a second round of bidding for a one-year contract. PSALM held the second round of bidding on June 21, 2012 but the procurement failed after the sole bidder failed to meet the bidding document requirements. Following the failed round of bidding in June, PSALM extended SPC’s contract for six months to March 2013 and then for an additional six months to September 2013. After September 25, 2013, the contract could not be extended further due to the one-year limit for extensions, as prescribed in Government Procurement Policy Board guidelines. Therefore a negotiated procurement of at least six months from September 25, 2013 to March 25, 2014 was awarded to SPC. In the second half of 2014, PSALM turned over the Naga Power Plant Complex to SPC and the Angat Hydroelectric Power Plant to the Angat Hydropower Corporation.

In May 2012, the bidding process for four of SPC’s generation assets—Power Barges 101, 102, 103 (located in Visayas) and 104 (located in Mindanao)—failed after only one of the seven pre-qualified bidders submitted a bid before the scheduled deadline. PSALM commenced a second round of bidding for the power barges in August 2012; however, the bidding process, which took place on August 17, 2012, was again declared a failure after only one bidder out of the four qualified bidders submitted a proposal. Following the authority given by the PSALM Board, PSALM exercised its option to enter into a negotiated sale with the sole bidder. The negotiations ended after the bidder was unable to meet the reserve price set for the power facilities by the PSALM Board. On October 30, 2013, PSALM held a further round of bidding, in which SPC was awarded Power Barges 101, 102 and 103 for (Peso)546.0 million, while bidding in respect of Power Barge 104 was unsuccessful due to the failure of bidders to meet the reserve price set for the asset. However, on March 13, 2014, SPC requested the termination of the asset purchase agreement because of a material change in the condition of Power Barge 103. PSALM conducted an inspection and appraisal of Power Barge 103 after cleaning and maintaining activities and offered Trans-Asia Oil and Energy Development Corporation (“Trans-Asia”) Power Barges 101, 102 and 103 for purchase. The Power Barges have now been turned over to Trans-Asia.

Retail competition and open access for Luzon and Visayas commenced on June 26, 2013, starting with end-users of electricity with an average peak demand of at least 1.0 MW. During a transitional period, these heavy users of electricity are permitted to remain with their historical utilities providers until they have entered into a retail supply contract with a licensed retail electricity supplier. Open access will permit electricity suppliers to compete freely on the open market by allowing consumers to choose from which ERC-authorized entity to purchase electricity supplied over a common transmission network.

In the fourth quarter of 2014, PSALM appointed FDC Misamis Power Corporation as the IPP for the Mindanao I and II Geothermal Power Plants (“Mt. Apo 1 and 2”). Unified Leyte Geothermal Energy Inc., Good Friends Hydro Resources Corp., Vivant Energy Corp. and Waterfront Mactan Casino Hotel Inc. were also appointed as IPPs for the Unified Leyte Geothermal Power Plant.

As of March 31, 2015, the successful privatization of the power plants, both operational and decommissioned, generated an aggregate of $3.5 billion in proceeds, while the successful transfer of the seven IPPs generated $10.0 billion in proceeds. In addition, the successful sale of the Transco concession generated

$6.4 billion in proceeds. In total, the proceeds from the privatization of power assets were $19.9 billion, excluding the proceeds from the privatization Mt. Apo 1 and 2, as of March 31, 2015, of which actual privatization proceeds collected by PSALM amounted to $9.7 billion, including collections of bid-price components and interest, option price, land purchase and other lease rentals. The privatization proceeds have been used and continue to be used to service the financial obligations of the NPC. Pursuant to the Implementing Rules and Regulations of the EPIRA, NPC plans to continue to privatize the Republic’s power generation assets.

To facilitate the full implementation of open access, the Department of Energy issued a circular in June 2015 requiring that all end-users of electricity with an average peak demand of at least 750 kilowatts (“kW”) enter into retail supply contracts with retail electricity suppliers by no later than June 25, 2016. Additionally, based on the performance of the retail market, the ERC may permit end-users with average peak demand of between 501 kW and 750 kW to choose their retail electricity suppliers by June 26, 2018. The ERC is still evaluating extending open access to end-users with average peak demand of 500 kW or less.

Cost Adjustments Relating to GRAM and ICERA

Historically, NPC has employed an automatic cost adjustment mechanism that allowed it to pass on costs associated with its IPP contracts to power consumers. However, in 2002, then President Arroyo issued a presidential directive ordering NPC to reduce the adjustments. Identifying problems with how these adjustments were calculated, the Energy Regulatory Commission (“ERC”) promulgated two new price adjustment mechanisms, the Generation Rate Adjustment Mechanism (“GRAM”), which allowed for the recovery of incremental fuel and purchased power costs due to changes in fuel prices and cost of purchased power from IPPs, and the Incremental Currency Exchange Rate Adjustments (“ICERA”), which allowed for the recovery of incremental costs incurred as a result of foreign currency exchange rate fluctuations. The implementing guidelines for GRAM and ICERA, which allowed for quarterly adjustments in generation rates, were approved by the ERC in February 2003.

In 2012, ERC rendered its decisions authorizing PSALM to recover (Peso)35.9 billion under the GRAM and (Peso)8.9 billion under ICERA, respectively.

Cost Adjustments Relating to the Automatic Cost Recovery Mechanism

On August 14, 2008, PSALM submitted proposed rules for the automatic recovery of NPC and PSALM’s generation assets’ monthly fuel, purchased power and foreign exchange-related costs to the ERC. On August 3, 2009, the ERC approved a resolution adopting the rules for the automatic cost recovery mechanism (“ACRM”). This mechanism replaced the GRAM and ICERA methodology and has been in effect since the March 2010 billing period.

The ACRM entails a monthly adjustment in fuel, purchased power costs and foreign exchange-related costs. Using the movement of approved indices as a proxy, any incremental changes attributable to fluctuations in fuel prices, costs of power purchased from IPPs and fluctuations in exchange rates are automatically passed on to customers on a monthly basis.

From March 2010 to October 2015, the implementation of the monthly ACRM allowed PSALM to bill average rates of (Peso)0.3029 per kilowatt-hour (“kWh”) for Luzon, (Peso)0.1173 per kWh for Visayas and (Peso)0.0392 for Mindanao.

According to the ACRM rules, every 12 months PSALM is required to calculate true-up adjustments in order to reflect the difference from the actual allowable costs and the amounts already billed from NPC/PSALM regular customers through basic generation rates and the monthly ACRM.

The first ACRM true-up adjustment was filed by PSALM on August 18, 2011, covering March 2010 to February 2011 and seeking to recover (Peso)4.2 billion. The second true-up adjustment was filed by PSALM on

April 30, 2012, covering March 2011 to December 2011 and seeking to recover (Peso)2.11 billion. The third true-up adjustment was filed on May 2, 2013, covering January 2012 to December 2012 and seeking to recover (Peso)1.66 billion. The fourth true-up adjustment, covering January 2013 to December 2013, was filed on June 30, 2014 seeking to recover (Peso)1.04 billion. The fifth true-up adjustment, covering January 2014 to December 2014, was filed on June 29, 2015 seeking to recover (Peso)0.52 billion. PSALM is currently waiting for the ERC decision on all five true-up adjustment applications.

Implementation of the Universal Charge

Under the EPIRA, a “Universal Charge” shall be imposed on all end-users of electricity. The Universal Charge is imposed to pay for stranded contract costs of NPC with its eligible IPP contracts, NPC’s remaining debt and contract obligations that will not be liquidated by proceeds from NPC’s privatization (referred to as “stranded debt”), the cost of missionary electrification projects, an environmental charge for the rehabilitation and maintenance of watershed areas and a subsidy for indigenous and renewable sources of energy. After a challenge to the constitutionality of the Universal Charge by various consumer and environmentalist groups claiming it was an undue delegation of legislative power, the Supreme Court upheld the constitutionality of the Universal Charge in July 2007.

As of October 31, 2015, remittances to PSALM for the Universal Charge totaled (Peso)80.87 billion, of which PSALM had disbursed (Peso)49.12 billion and (Peso)1.49 billion for missionary electrification and for watershed rehabilitation and management, respectively, in accordance with the provisions of the EPIRA, (Peso)40.44 million for fuel cost recovery and (Peso)113.73 million to renewable energy developers. Of the total Universal Charge collections, (Peso)29.92 billion was transferred to PSALM’s stranded contract costs special fund account pursuant to PSALM’s approved guidelines.

Government Financing of NPC

NPC’s capital expenditures were historically financed through borrowings from multilateral organizations, export credit agreements and internal cash generation. Under the EPIRA, the Government was obligated to assume (Peso)200 billion of NPC’s debt, and the Government assumed $3.4 billion and €500 million (amounting to approximately (Peso)200 billion) of NPC’s debt in March 2005. In addition, under the EPIRA, PSALM was tasked with the management and liquidation of NPC’s assets and liabilities. Through its privatization of NPC’s assets, PSALM has generated revenue that it has utilized for the management and servicing of NPC’s liabilities, which, pursuant to the EPIRA, PSALM assumed on October 1, 2008. Following the transfer of substantially all of NPC’s assets and liabilities to PSALM as required under the EPIRA, PSALM raised approximately $4.4 billion in Government-guaranteed borrowings from 2008 to 2011 to address its general funding and debt servicing requirements.

Prepayment of NPC Debts

On December 5, 2007, PSALM announced plans to maximize the use of proceeds from its privatization efforts in 2007 by pre-paying a portion of NPC’s outstanding debts. In the first nine months of 2008, PSALM’s prepayments of NPC debt amounted to approximately $1.3 billion in aggregate, which helped lower NPC’s outstanding debt to approximately $18.1 billion as of October 1, 2008. PSALM identified an additional $1.1 billion of NPC debt it intended to prepay in the last quarter of 2008 and 2009. However, in the last quarter of 2008, PSALM suspended its prepayments program as a result of the international credit crisis. On December 2, 2009, PSALM completed an exchange offer through which $600 million of bonds originally issued by NPC and due in 2010 and 2011 were exchanged for longer-termed PSALM bonds due in 2019 and 2024.

In May 2011, PSALM announced that it had paid an aggregate of approximately $18.0 billion of the debt of NPC pursuant to its mandate under the EPIRA to manage the assets and liabilities of NPC. NPC’s debt stood at $16.4 billion when the EPIRA was enacted in 2001, but increased considerably between 2001 and 2010 due to

NPC’s sustained operating losses. PSALM aims to reduce these liabilities to an indicative amount of $3.8 billion by the expiry of its statutory mandate in 2026. Under the EPIRA, upon the expiry of PSALM’s statutory mandate, its debts will be assumed by the Government. In 2012, as part of the Government’s liability management, the Government borrowed approximately $1.3 billion that was lent onward to PSALM. As of June 2013, PSALM’s Government-guaranteed debt was $7.0 billion, while outstanding Government advances to PSALM were $292 million. As of October 31 2015, the total financial obligations of PSALM to NPC were approximately $12.0 billion.

Aviation Liberalization Policies and Safety

On March 14, 2011, President Aquino issued Executive Orders No. 28 and No. 29, creating the Philippine Air Negotiating Panel and the Philippine Air Consultation Panel, and authorizing the Civil Aeronautics Board to explore discussions with foreign air carriers regarding the aviation liberalization policies commonly known as “open skies.” Open skies generally allows operating and traffic rights to be granted to foreign air carriers without restrictions on capacity, frequency or type of aircraft. In line with this policy, these executive orders also seek to liberalize civil aviation in the Philippines through specific initiatives aimed at granting increased air service rights to foreign air carriers, particularly with respect to airports other than Ninoy Aquino International Airport in Manila, with the goal of advancing tourism in the Philippines. The orders also seek to promote a more liberalized general aviation policy for the expansion of cargo direct air services to secondary gateways outside Manila. On May 2, 2011, the Civil Aviation Board adopted the implementing rules and regulations for Executive Order No. 29 after public consultation with aviation stakeholders.

In 2013, the International Civil Aviation Organization lifted its “significant safety concern” assessment of the Philippine civil aviation industry. In April 2014, the U.S. Federal Aviation Administration upgraded the industry’s status to Category 1, allowing more flights to U.S. territories, and the European Union Air Safety Committee removed Philippine airlines from its safety list. In June 2015, the European Commission cleared all airlines certified in the Philippines to make flights to Europe, lifting its March 2010 ban.

PEACe Bonds Dispute

In October 2011, the Supreme Court issued a temporary restraining order on the Government’s taxation of its Poverty Eradication and Alleviation Certificates. These bonds were issued in 2001, and interest income on the bonds was initially determined by the BIR to be tax-exempt. The BIR reversed its position in 2004 and declared interest income on the bonds to be taxable. When the bonds matured in 2011, the Department of Finance affirmed the 2004 BIR ruling, and the Bureau of the Treasury (the “BTr”) announced that it would withhold (Peso)5 billion in taxes from the interest income paid on the bonds.

A number of banks that held the bonds prior to maturity filed suit against the Government, and the Supreme Court issued the October 2011 temporary restraining order enjoining the BIR and the BTr from withholding taxes on the bonds. In November 2011, the Supreme Court issued a show-cause order after the BIR and the BTr failed to comply with the temporary restraining order, requiring the agencies to show cause why they should not be held in contempt. The BIR and the BTr responded to the show-cause order on December 2, 2011, arguing that they were given insufficient time to comply with the temporary restraining order before the interest on the bonds was paid and the taxes were withheld. In March 2015, the Supreme Court nullified the 2011 BIR ruling, stating that the PEACe bonds were exempt from the final tax. The high court en banc ruling favored the banks’ petition to annul the 2011 ruling for being unconstitutional and contrary to the law. The Government and the banks concerned have filed separate motions for reconsideration, all of which are pending resolution with the Supreme Court.

GDP and Major Financial Indicators

In the first quarter of 2011, the standards under the PSNA for the calculation of GDP and GNI (known as GNP prior to the 2011 revisions) were revised, changing the constant base year for these calculations from 1985 to 2000. This revision was in response to observations from various sectors that the use of 1985 as the base year to calculate constant prices and economic weights was outdated and led to inaccurate measures of current economic growth, mainly as a result of significant changes in the structure of the Philippine economy since 1985. The revision of the base year for GDP and GNI growth was part of a number of changes to the PSNA methodology. Other significant changes included the use of new data sources, an improved estimation methodology, adoption of new classification systems (such as the 1994 Philippine Standard Industrial Classification to classify economic activities/industries, the 2004 Philippine Standard Commodity Classification to classify commodities, and the 2009 Philippine Classification of Individual Consumption Expenditure According to Purpose to classify household final consumption expenditure), as well as the reporting of certain key commodities and industries. Other changes in the Republic’s designation of economic categories and subcategories are summarized in the table below.

Previous Name	New Name
Net Factor Income from Abroad	Net Primary Income

Agriculture, Fishery and Forestry	Agriculture, Hunting, Forestry and Fishing

Wholesale and Retail Trade	Trade and Repair of Motor Vehicles, Motorcycles, Personal and Household Goods

Finance	Financial Intermediation

Ownership of Dwellings and Real Estate	Real Estate, Renting and Business Activities

Government Services	Public Administration and Defense and Compulsory Social Security

Private Services	Other Services

Personal Consumption Expenditure	Household Final Consumption Expenditure

Gross Domestic Product

Gross domestic product, or GDP, measures the market value of all final goods and services produced within a country during a given period and is indicative of whether the country’s productive output rises or falls over time. By comparison, gross national income, or GNI, measures the market value of all final goods and services produced by a country’s citizens during a given period, whether or not the production occurred within the country.

Economists show GDP and GNI in both current and constant market prices. GDP and GNI at current market prices value a country’s output using the actual prices of each year, whereas GDP and GNI at constant market prices (also referred to as “real” GDP and GNI) value output using the prices from a base year, thereby eliminating the distorting effects of inflation and deflation. Growth figures for GDP and GNI in this prospectus are period-on-period comparisons of real GDP and GNI, respectively. The Government began using 2000 as a base year for GDP and GNI calculations in 2011. Unless otherwise specified, real GDP and GNI figures included in this prospectus and any prospectus supplement are based on 2000 prices.

In 2011, GDP grew by 3.7%, a significant decrease from growth of 7.6% in 2010. The slower growth in GDP resulted partially from the slowing of the global economic recovery, the credit crisis in Europe, the tsunami and related incidents in Japan, floods in Thailand that disrupted global supply chains and lower spending by the Government. The largest contributor to the lower growth rate in 2011 was a significant contraction in the construction subsector, which, after growing by 14.3% in 2010, contracted by 9.6% in 2011. Growth in the manufacturing subsector also decreased from growth of 11.2% in 2010 to growth of 4.7% in 2011. Finally, growth in the trade and repair of motor vehicles, motorcycles, personal and the household goods subsectors also decreased, from growth of 8.4% in 2010 to growth of 3.4% in 2011. The only subsectors that experienced an increased rate of growth in 2011 were agriculture, hunting and forestry; transport, storage and communications;

and real estate, renting and business activities, which grew by 4.4%, 4.3% and 8.4%, respectively, in 2011, compared with a contraction of 0.1%, growth of 1.0% and growth of 7.5%, respectively, in 2010. GNI in 2011 grew by 3.0%. The primary factor that caused the GNI growth rate to be lower than the GDP growth rate was the relatively lower rate of growth in net primary income, compared to the growth in GDP.

In 2012, GDP grew by 6.7%, compared with growth of 3.7% in 2011. The largest contributor to the increase in the rate of growth in 2012 was growth in the trade and repair of motor vehicles, motorcycles, personal and household goods subsector, which increased from growth of 3.4% in 2011 to growth of 7.6% in 2012. The construction subsector was also a major contributor to growth in 2012, reversing from a contraction of 9.6% in 2011, to growth of 18.2% in 2012. Partially offsetting the performance of these subsectors was a decrease in growth in the real estate, renting and business activities subsector, from growth of 8.4% in 2011 to growth of 6.4% in 2012. GNI in 2012 grew by 7.1% compared to 3.0% in the prior year. The GNI growth rate was higher than the GDP growth rate due to the relatively higher growth in net primary income of 9.3% in 2012 compared to growth in GDP in 2012. The growth in net primary income of 9.3% in 2012 represented a reversal of the 0.2% contraction in net primary income in 2011.

In 2013, GDP grew by 7.1%, compared with growth of 6.7% in 2012. The largest contributor to the increase in the rate of growth in 2013 was a significant increase in the rate of growth of the manufacturing subsector, from growth of 5.4% in 2012 to growth of 10.3% in 2013. Growth in the real estate, renting and business activities and financial intermediation subsectors also contributed significantly to the increased growth rate in 2013. Growth in the real estate, renting and business activities subsector increased, from growth of 6.4% in 2012 to growth of 8.8% in 2013, and growth in the financial intermediation subsector increased, from growth of 8.2% in 2012 to growth of 12.6% in 2013. Partially offsetting the performance of these two subsectors was a decrease in growth in the construction subsector, from growth of 18.2% in 2012 to growth of 10.3% in 2013. Growth in both the other services subsector and the agriculture, hunting and forestry subsector also decreased, from 7.3% and 3.6%, respectively, in 2012 to 5.2% and 1.2%, respectively, in 2013. GNI in 2013 grew by 8.1%, compared to 7.1% in the prior year. The GNI growth rate was higher than the GDP growth rate due to the relatively higher growth in net primary income of 13.1% in 2013, compared to growth in GDP in 2013. The growth in net primary income of 13.1% in 2013 represented an increase over the 9.3% growth in net primary income in 2012.

In 2014, GDP grew by 6.1%, compared with growth of 7.1% in 2013. The largest contributor to the decrease in the rate of growth in 2014 was a decrease in the rate of growth of the financial intermediation subsector, from growth of 12.6% in 2013 to growth of 7.2% in 2014. Declining growth in manufacturing and other services subsectors also contributed to the decreased growth rate in 2014. Growth in the manufacturing subsector decreased, from growth of 10.3% in 2013 to growth of 8.3% in 2014, and growth in the other services subsector decreased, from growth of 5.2% in 2013 to growth of 3.3% in 2014. Partially offsetting the performance of these subsectors was an increase in growth in the agriculture, hunting and forestry subsector, from growth of 1.2% in 2013 to growth of 2.0% in 2014. Growth in both the public administration and defense, compulsory social security subsector and the mining and quarrying subsector also increased, from 2.7% and 1.2%, respectively, in 2013 to 3.6% and 4.9%, respectively, in 2014. GNI in 2014 grew by 5.8%, compared to 8.1% in 2013. The GNI growth rate was lower than the GDP growth rate due to the relatively lower growth in net primary income of 4.1% in 2014, compared to growth in GDP in 2014. The growth in net primary income of 4.1% in 2014 represented a significant decrease from the 13.1% growth in net primary income in 2013.

In 2015, GDP grew by 5.8%, compared with growth of 6.1% in 2014. The decrease in the rate of growth in 2015 was primarily due to slower growth in the manufacturing subsector, which experienced a decline from growth of 8.3% in 2014 to a growth of 5.7% in 2015, largely as a result of lower global demand. Decreased rates of growth in the public administration and defense and compulsory social security subsector and the agriculture and forestry subsector, from growth of 3.6% and 2.0%, respectively, in 2014 to growth of 0.6% and 0.7%, respectively, in 2015, were also significant contributors to this decline. The mining and quarrying subsector and fishing subsector each experienced a contraction in 2015, and the real estate, renting and business activities subsector, financial intermediation subsector and construction subsector also all posted lower growth rates in

2015 as compared to 2014. Partially offsetting the performance of these subsectors was an increase in the rate of growth in the other services subsector, from growth of 3.3% in 2014 to growth of 8.0% in 2015. Growth in the trade and repair of motor vehicles, motorcycles, personal and household goods subsector also increased from growth of 5.7% in 2014 to growth of 6.9% in 2015. GNI in 2015 grew by 5.4% compared to growth of 5.8% in 2014. GNI growth was lower compared to GDP growth due to relatively lower growth in net primary income of 3.6% in 2015 compared to GDP growth in 2015. The growth in net primary income of 3.6% in 2015 represented a 12.0% decrease from the 4.1% growth in net primary income in 2014.

The following table shows GDP by sector, net primary income and GNI at current market prices for the specified periods.

	Gross Domestic Product by Major Sector (at current market prices)						Percentage of GDP
	2010	2011	2012	2013	2014	2015	2010	2015
	(Peso in millions, except as indicated)						(%)
Agriculture, hunting, forestry and fishing sector
Agriculture, hunting and forestry	928,588	1,052,167	1,057,660	1,097,830	1,230,996	1,168,282	10.3	8.8
Fishing	180,130	182,845	192,108	199,320	197,134	195,653	2.0	1.5

Total	1,108,718	1,235,013	1,249,768	1,297,151	1,428,131	1,363,935	12.3	10.3
Industry sector
Mining and quarrying	128,727	143,027	121,435	115,460	125,390	103,826	1.4	0.8
Manufacturing	1,930,779	2,047,718	2,170,918	2,355,416	2,603,644	2,669,622	21.4	20.1
Construction	551,230	522,197	633,065	727,378	828,161	913,761	6.1	6.9
Electricity, gas and water supply	321,543	330,346	374,530	397,466	411,702	416,579	3.6	3.1

Total	2,932,279	3,043,288	3,299,948	3,595,720	3,968,897	4,103,789	32.6	30.9
Service sector
Transport, storage and communications	586,197	627,255	679,875	727,912	783,492	854,259	6.5	6.4
Trade and repair of motor vehicles, motorcycles, personal and household goods(1)	1,563,786	1,696,743	1,870,557	2,069,640	2,243,270	2,401,777	17.4	18.1
Financial intermediation(2)	622,404	684,088	763,669	885,136	988,894	1,060,471	6.9	8.0
Real estate, renting and business activities(3)	979,129	1,105,120	1,220,726	1,374,403	1,553,387	1,714,102	10.9	12.9
Public administration and defense, compulsory social security(4)	372,304	404,323	457,620	486,005	503,110	506,600	4.1	3.8
Other services(5)	838,663	912,502	1,018,925	1,106,319	1,173,555	1,280,307	9.3	9.6

Total	4,962,483	5,430,031	6,011,373	6,649,415	7,245,708	7,817,516	55.1	58.8

Total GDP	9,003,480	9,708,332	10,561,089	11,542,286	12,642,736	13,285,240	100.0	100.0

Net primary income	1,848,952	1,920,972	2,166,151	2,506,986	2,684,599	2,776,917
Total GNI	10,852,432	11,629,304	12,727,240	14,049,272	15,327,336	16,062,158
Total GDP ($ millions)(6)	199,589	224,144	250,091	271,929	284,778	291,965
Per capita GDP ($)(6)	2,155	2,365	2,591	2,769	2,851	2,875

Source: National Statistical Coordination Board.

Notes:

(1)	Formerly known as the “Wholesale and Retail Trade” subsector, the subsector has been designated the “Trade and Repair of Motor Vehicles, Motorcycles, Personal and Household Goods” subsector since 2011.

(2)	Formerly known as the “Finance” subsector, the subsector has been designated the “Financial Intermediation” subsector since 2011.

(3)	Formerly known as the “Ownership of Dwellings and Real Estate” subsector, the subsector has been designated the “Real Estate, Renting and Business Activities” subsector since 2011.

(4)	Formerly known as the “Government Services” subsector, the subsector has been designated the “Public Administration and Defense, Compulsory Social Security” subsector since 2011.

(5)	Formerly known as the “Private Services” subsector, the subsector has been designated the “Other Services” subsector since 2011. It consists of production from education; health and social work; hotels and restaurants; sewage and refuse disposal sanitation and similar activities; recreational, cultural and sporting activities; and other service activities.

(6)	Calculated using the average exchange rate for the period indicated. See “—Monetary System—Foreign Exchange System.”

The following table shows GDP by sector, net primary income and GNI at constant market prices for the specified periods.

	Gross Domestic Product by Major Sector (at constant market prices)(1)							Percentage of GDP
	2010		2011	2012	2013	2014	2015	2010	2015
	(Peso in millions, except as indicated)							(%)
Agriculture, hunting, forestry and fishing sector
Agriculture, hunting and forestry	526,238		549,306	568,946	575,583	587,329	591,215	9.2	7.8
Fishing	136,427		130,529	130,032	131,003	130,495	128,109	2.4	1.7

Total	662,665		679,835	698,978	706,586	717,824	719,323	11.6	9.5
Industry sector
Mining and quarrying	65,898		70,509	72,047	72,895	76,474	75,444	1.2	1.0
Manufacturing	1,264,523		1,324,330	1,395,711	1,538,912	1,666,514	1,762,103	22.2	23.2
Construction	325,820		294,564	348,262	384,108	422,150	459,586	5.7	6.1
Electricity, gas and water supply	203,274		204,547	215,423	223,209	229,555	240,625	3.6	3.2

Total	1,859,515		1,893,950	2,031,443	2,219,124	2,394,693	2,537,759	32.6	33.5
Service sector
Transport, storage and communications	427,766		446,026	476,855	505,415	536,562	579,054	7.5	7.6
Trade and repair of motor vehicles, motorcycles, personal and household goods(2)	948,743		981,022	1,055,672	1,121,102	1,184,994	1,266,656	16.6	16.7
Financial intermediation(3)	374,716		394,371	426,787	480,683	515,484	545,076	6.6	7.2
Real estate, renting and business activities(4)	588,947		638,244	678,898	738,788	803,241	861,581	10.3	11.4
Public administration and defense, compulsory social security(5)	255,087		259,962	274,870	282,323	292,441	294,229	4.5	3.9
Other services(6)	584,100		616,791	661,725	696,058	718,777	776,263	10.2	10.2

Total	3,179,359		3,336,416	3,574,808	3,824,369	4,051,499	4,322,859	55.8	57.0

Total GDP	5,701,539		5,910,201	6,305,228	6,750,079	7,164,016	7,579,940	100.0	100.0

Net primary income	1,149,599		1,147,853	1,254,283	1,418,689	1,476,652	1,529,765
Total GNI	6,851,138		7,058,037	7,559,511	8,168,768	8,640,668	9,109,705
Yearly growth in GDP	7.6		3.7	6.7	7.1	6.1	5.8
Yearly growth in GNI	7.0	(7)	3.0	7.1	8.1	5.8	5.4

Source: National Statistical Coordination Board.

Notes:

(1)	Based on constant 2000 prices.

(2)	Formerly known as the “Wholesale and Retail Trade” subsector, the subsector has been designated the “Trade and Repair of Motor Vehicles, Motorcycles, Personal and Household Goods” subsector since 2011.

(3)	Formerly known as the “Finance” subsector, the subsector has been designated the “Financial Intermediation” subsector since 2011.

(4)	Formerly known as the “Ownership of Dwellings and Real Estate” subsector, the subsector has been designated the “Real Estate, Renting and Business Activities” subsector since 2011.

(5)	Formerly known as the “Government Services” subsector, the subsector has been designated the “Public Administration and Defense, Compulsory Social Security” subsector since 2011.

(6)	Formerly known as the “Private Services” subsector, the subsector has been designated the “Other Services” subsector since 2011. It consists of production from education; health and social work; hotels and restaurants; sewage and refuse disposal sanitation and similar activities; recreational, cultural and sporting activities; and other service activities.

(7)	In May 2013, the NSCB revised GNI and net primary income figures from 2010 onward to reflect updated data, particularly in relation to salaries of OFWs. The growth figure for GNI for 2010 represents a year-on-year comparison of the 2010 GNI figure reported prior to the May 2013 revision and thus is not presented on the same basis as the 2010 GNI figure.

The following table shows the percentage distribution of the Republic’s GNI by expenditure at constant 2000 prices.

	Distribution of Gross National Income by Expenditure (at constant market prices)(1)
	2010	2011	2012	2013	2014	2015
	(%)
Household final consumption expenditure	57.6	59.0	58.8	57.4	57.3	57.7
Government consumption	8.3	8.2	8.9	8.6	8.3	8.6
Capital formation
Fixed capital	17.3	16.4	17.0	17.6	17.8	19.3
Construction	7.2	6.4	7.0	7.2	7.5	7.7
Durable Equipment	8.3	8.3	8.3	8.8	8.7	9.9
Breeding Stock & Orchard Development	1.4	1.4	1.3	1.2	1.1	1.1
Intellectual Property Products	0.4	0.4	0.4	0.5	0.5	0.6
Changes in inventories	0	0.8	(1.6)	0.6	0.4	0.2

Total capital formation	17.3	17.2	15.4	18.2	18.2	19.5
Exports	42.1	39.9	40.4	37.0	39.0	39.0
Exports of Goods	34.6	31.2	32.1	29.6	31.6	30.6
Exports of Services	7.6	8.7	8.3	7.4	7.4	8.3
Imports	42.1	40.6	40.1	38.7	39.8	42.2
Imports of Goods	34.0	33.2	31.9	30.6	31.4	33.4
Imports of Services	8.1	7.4	8.1	8.1	8.3	8.8
Gross Domestic Product	83.2	83.7	83.4	82.6	82.9	83.2
Net Primary Income	16.8	16.3	16.6	17.4	17.1	16.8

Total	100.0	100.0	100.0	100.0	100.0	100.0

Source: National Statistical Coordination Board.

Note:

(1)	Based on constant 2000 prices.

Periodic Revisions to Philippine National Accounts

The NSCB releases quarterly data on the Republic’s national accounts, which include GDP and GNI data. Under NSCB policy, GDP and GNI data for a particular quarter are revised the following quarter, while annual data are released together with first quarter data and are revised thereafter in May of each year. GDP and GNI estimates are considered “final” after three years. However, the NSCB may still revise the “final” estimates whenever it undertakes an overall revision of the national accounts.

Revisions in the Republic’s national accounts are normally due to the availability of new or more complete data, receipt of revised data from original sources, and inclusion or exclusion of emerging or closed industries. The NSCB has traditionally followed the 1968 revision of the United Nations System of National Accounts.

Currently, the Republic’s national accounts incorporate to a large extent the recommendations of the most recent 2008 revision.

In May 2013, the NSCB revised GNI and net primary income figures for 2010 to 2013. These revisions were part of the NSCB’s periodic updates of the Republic’s National Income Accounts in response to new data, in particular the latest data from the Philippine Overseas Employment Agency in relation to compensation inflow, which include salaries from OFWs. As a result, estimates of GNI and net primary income for 2010, 2011, 2012, 2013, 2014 and the first six months of 2015 presented in this prospectus and any prospectus supplement are not presented on the same basis as GNI and net primary income figures for 2008 and 2009.

Principal Sectors of the Economy

Agriculture, Hunting, Forestry and Fishing Sector

The agriculture, hunting, forestry and fishing sector contributed approximately 9.5% to GDP in 2015 compared to approximately 11.6% to GDP in 2010, at constant market prices.

The Republic’s principal agricultural products include cereals, such as rice and corn, both of which are cultivated primarily for domestic use, and other crops, such as coconuts, sugar cane and bananas, produced for both the domestic market and export. The Philippines’ diverse agricultural system contains many coconut plantations farmed by agricultural tenants and workers, sugar haciendas farmed either under labor administration or by tenants, and large “agro-business” plantations devoted mainly to crops for export such as bananas and pineapples. Rice, corn and coconuts each accounts for approximately a quarter of the country’s cultivated area. Fishing production is divided into commercial, municipal and aquaculture fishing.

The country’s forests, one of the Philippines’ main natural resources, contain a large quantity of hardwood trees. Over the years, population growth, shifting cultivation, illegal logging and inadequate reforestation have depleted the forests, leading to Government-imposed bans on nearly all logging activity in old growth virgin forests (pursuant to a 1991 administrative order of the Department of Environment and Natural Resources) and in second growth residual forests (pursuant to a 2011 executive order of the Aquino administration).

Production in the agriculture, hunting, forestry and fishing sector, which comprised approximately 11.5% of total GDP in 2011, grew by 2.6% in 2011, compared with a contraction of 0.2% in 2010. This reversal was due mainly to increased production of rice, sugarcane and corn. Rice production increased by 5.9% in 2011, compared to a contraction of 2.4% in 2010, due to the expansion and recovery of harvest areas from the adverse effects of the El Niño phenomenon in 2010. Sugarcane production increased by 59.7% in 2011, compared to a contraction of 15.7% in 2010, due to increased milling operations, demand for centrifugal sugar and improvements in the area harvested. These higher levels of production were partially offset by a 4.3% contraction in the fishing subsector in 2011, compared to a contraction of 0.5% in 2010, due to lower production of commercial and municipal fisheries products as a result of poor weather conditions in certain regions and higher fuel costs. Coconut production also declined by 2.2% in 2011, compared to a contraction of 0.6% in 2010, as a result of lower harvests. Forestry production grew by 40.5% in 2011, compared to a contraction of 31.3% in 2010.

Production in the agriculture, hunting, forestry and fishing sector grew by 2.8% in 2012, compared with growth of 2.6% in 2011. The increased growth in 2012 was largely the result of an increase in growth in rice production to 8.0% in 2012 compared to 5.9% in 2011. The contraction in coconut production of 2.2% in 2011 was reversed to 4.2% growth in 2012. Similarly, the contraction in other crops of 3.2% in 2011 was reversed to 1.5% growth in 2012. Growth in pineapple production also increased to 7.1% in 2012 compared to 3.2% growth in 2011. These increases were partially offset by a decrease in sugarcane production, from growth in 2011 of 59.7% to a contraction in 2012 of 8.9%. Growth in corn production also decreased from growth of 9.5% in 2011 to 6.3% growth in 2012.

Production in the agriculture, hunting, forestry and fishing sector grew by 1.1% in 2013, compared with growth of 2.8% in 2012. The lower rate of growth in 2013 was largely the result of a significantly lower rate of growth in rice production of 2.2% in 2013 compared to 8.0% in 2012. The lower rate of growth in rice production in 2013 was largely due to natural events such as typhoons Yolanda, Labuyo, Odette, Maring and Nando, monsoon rains and intense heat. Additionally, corn, banana and coconut, including copra production, contracted in 2013, by 0.5%, 6.3% and 3.5%, respectively, compared to growth in 2012 of 6.3%, 0.7% and 4.2%, respectively, again largely due to the effects of typhoons, monsoon rains and intense heat. These factors were partially offset by significant growth in forestry production of 36.7% in 2013, compared to a growth of 2.3% in 2012. This increase was attributable to a strong demand for furniture and fixtures by domestic and foreign markets. Fishing production also grew by 0.7% in 2013, compared to a contraction of 0.4% in 2012.

Production in the agriculture, hunting, forestry and fishing sector grew by 1.6% in 2014, compared with growth of 1.1% in 2013. The higher rate of growth in 2014 was largely the result of increased growth in corn and banana production of 5.2% and 2.7% in 2014, respectively, compared to contractions of 0.5% and 6.3% in 2013, respectively. Additionally, rice, sugarcane and mango production grew by 2.8%, 0.8% and 8.2% in 2014, respectively, compared to growth of 2.2%, contraction of 6.9% and growth of 6.1% in 2013, respectively. These factors were partially offset by slower growth in poultry and livestock production of 0.3% and 1.0% in 2014, respectively, compared to growth of 4.2% and 1.8% in 2013, respectively.

Production in the agriculture, hunting, forestry and fishing sector grew by 0.2% in 2015, compared to growth of 1.6% in 2014. This decreased rate of growth was primarily due to a reversal in rice production, which contracted by 4.3% in 2015, from growth of 2.8% in 2014, as well as a reversal in corn production to a contraction of 3.2% in 2015, from growth of 5.2% in 2014. Sugarcane production also contracted by 7.2% in 2015, a reversal from growth of 0.8% in 2014. Poultry production partially offset these reversals, recording 5.7% growth in 2015, compared to growth of 0.3% in 2014. Livestock and coconut production also increased during the period, growing 3.8% and 0.8%, respectively, in 2015 compared to growth of 1.0% and a contraction of 4.9%, respectively, in 2014.

Industry Sector

The industry sector consists of the mining and quarrying, manufacturing, construction, and electricity, gas and water supply subsectors. The industry sector contributed approximately 33.5% to GDP in 2015, compared to approximately 32.6% in 2010, at constant market prices.

In 2011, the industry sector, which comprised approximately 32.0% of total GDP in 2011, grew by 1.8%, compared with growth of 11.6% in 2010. The slower rate of growth was primarily attributable to a decline in public construction in the first three quarters of 2011 because of delays in the implementation of key infrastructure projects due to stricter project reviews and policy reforms, along with slower growth in private construction compared to the increased rate of growth in 2010. These factors resulted in a 9.8% contraction in construction in 2011 compared to growth of 14.3% in 2010. The manufacturing subsector grew by 4.7% in 2011, compared to growth of 11.2% in 2010. See “—Manufacturing Subsector” for details regarding the growth in the manufacturing subsector. The electricity, gas and water supply subsector grew by 0.6% in 2011, compared to growth of 9.9% in 2010, as a result of decreases in electricity, water and geothermal energy production. Production in electricity, water and geothermal energy decreased because of supply constraints and a maintenance-related shutdown of the Malampaya natural gas pipeline in October 2011. The mining and quarrying subsector grew by 7.0% in 2011, compared to growth of 11.4% in 2010. The growth in the subsector was largely due to an increase in production in the mining and production of other metals, crude oil, natural gas and condensate, which was partially offset by a contraction in stone quarrying and sand pits production. The increase in production of other metals, crude oil, natural gas and condensate was largely due to the commencement of operations of new mining projects.

In 2012, the industry sector grew by 7.3%, compared with growth of 1.8% in 2011. The growth in the industry sector was primarily due to the reversal of the contraction in the construction subsector, from a 9.8% contraction in 2011 to growth of 18.5% in 2012. Growth in construction was primarily due to an increase in the rate of private construction, including residential and non-residential. The increase was also due to growth in public construction. Public construction increased due to early budget releases to various departments of the Government in response to the efforts of the Government to accelerate the implementation of infrastructure projects. The rate of growth in manufacturing also increased to 5.4% in 2012, from growth of 4.7% in 2011. See “—Manufacturing Subsector” for details regarding the growth in the manufacturing subsector. Growth in the electricity, gas and water supply subsector increased to 5.3% in 2012 from growth of 0.6% in 2011. This increased rate of growth was largely due to an increase of 5.0% in electricity generation as well as a 7.2% increase in water production. Production in these areas increased because of higher demand from households, industrial processing zones and business processing outsourcing centers. In addition, accelerated capital spending of the Maynilad Water Company resulted in a significant expansion of coverage that led to an increase in the gross billed volume of water. The increased growth in the industry sector was partially offset by lower growth in the mining and quarrying subsector, from 7.0% in 2011 to 2.2% in 2012. Slower growth in mining and quarrying was due primarily to contractions in gold mining and crude oil, natural gas and condensate.

In 2013, the industry sector grew by 9.2%, compared with growth of 7.3% in 2012. The higher rate of growth in the industry sector was primarily due to a significant increase in the rate of growth of the manufacturing subsector, from 5.4% in 2012 to 10.3% in 2013. See “—Manufacturing Subsector” for details regarding the growth in the manufacturing subsector. The increased rate of growth in the manufacturing subsector was partially offset by a significant decrease in the rate of growth in construction, from 18.5% in 2012 to 10.3% in 2013. This was attributable to stricter commercial real estate lending regulations. The mining and quarrying subsector and the electricity, gas and water supply subsector both also experienced a slower rate of growth, growing at 1.2% and 3.6%, respectively, in 2013, compared to 2.2% and 5.3%, respectively, in 2012.

In 2014, the industry sector grew by 7.9%, compared with growth of 9.2% in 2013. The lower rate of growth in the industry sector was primarily due to a slower rate of growth in the manufacturing subsector, decreasing from 10.3% in 2013 to 8.3% in 2014. See “—Manufacturing Subsector” for details regarding the growth in the manufacturing subsector. The construction subsector and electricity, gas and water subsector also experienced decreased rates of growth, from 10.3% and 3.6%, respectively, in 2013 to 9.9% and 2.8%, respectively, in 2014. These factors were partially offset by the mining and quarrying subsector, which experienced a higher rate of growth, from 1.2% in 2013 to 4.9% in 2014.

In 2015, the industry sector grew by 6.0%, compared with growth of 7.9% in 2014. This lower rate of growth was mainly due to a decrease in the growth of the manufacturing and mining and quarrying subsectors, which decreased from growth of 8.3% and 4.9%, respectively, in 2014 to growth of 5.7% and a contraction of 1.3%, respectively, in 2015. See “—Manufacturing Subsector” for details regarding the growth in the manufacturing subsector. The contraction in mining and quarrying was mainly due to a reversal in other non-metallic mining from growth of 11.9% in 2014 to a contraction of 9.1% in 2015. These factors were partially offset by increased growth in the electricity, gas and water supply subsector from growth of 2.8% in 2014 to 4.8% in 2015.

Manufacturing Subsector

The Republic’s manufacturing subsector comprises three major industry groups:

•	consumer goods, including the food, footwear and garment industries;

•	intermediate goods, including the petroleum, chemical and chemical product industries; and

•	capital goods, including the electrical machinery and electronics industries.

The following table presents, at constant 2000 market prices, the gross value added, which equals the value of sales minus the cost of raw material and service inputs, for the manufacturing sector by industry or industry group.

	Gross Value Added in Manufacturing by Industry Group (at constant market prices)(1)
	2010	2011	2012	2013	2014	2015
	(Peso in millions)
Food manufacturing	479,445	494,349	531,704	554,984	593,577	602,206
Beverage industries	50,133	58,743	60,303	58,632	73,080	73,093
Tobacco manufacturing	5,968	4,844	4,675	4,349	4,307	5,538
Textile manufacturing	31,472	30,763	30,102	26,435	30,428	32,143
Wearing apparel	26,465	27,976	39,554	33,330	31,994	31,565
Footwear and leather and leather products	5,634	5,388	6,269	6,993	7,137	7,591
Wood, bamboo, cane and rattan articles	14,009	12,788	14,316	13,316	13,567	17,105
Paper and paper products	12,347	14,147	13,592	12,708	13,437	15,301
Publishing and printing	8,623	8,140	8,509	8,225	15,308	17,253
Petroleum and other fuel products	55,869	50,806	48,790	43,266	49,683	49,618
Chemical and chemical products	77,406	91,401	95,267	184,363	191,229	222,041
Rubber and plastic products	20,297	21,845	22,516	23,208	24,561	25,367
Non-metallic mineral products	32,058	32,991	38,010	41,392	39,637	42,464
Basic metal industries	26,024	25,869	20,983	31,348	33,218	36,088
Fabricated metal products	13,488	14,391	13,961	14,063	20,335	22,095
Machinery and equipment except electrical	19,752	19,908	20,271	21,426	26,568	31,397
Office, accounting and computing machinery	16,539	17,362	20,940	20,936	23,638	20,743
Electrical machinery and apparatus	30,399	32,515	35,749	33,405	34,476	37,735
Radio, television and communication equipment and apparatus	243,646	242,616	238,396	262,166	276,537	311,056
Transport equipment	31,580	29,565	33,285	26,845	28,867	31,426
Furniture and fixtures	20,185	39,326	53,346	77,078	94,741	90,318

Miscellaneous manufacturing	43,186	48,599	45,176	40,444	40,189	39,961

Gross value added in manufacturing	1,264,523	1,324,330	1,395,711	1,538,912	1,666,514	1,762,103

Sources: Economic and Social Statistics Office; National Statistical Coordination Board.

Note:

(1)	Based on constant 2000 prices.

In 2011, the manufacturing subsector grew by 4.7%, compared to growth of 11.2% in 2010, primarily as a result of a 94.8% increase in furniture and fixtures, an 18.1% increase in chemical and chemical products, a 3.1% increase in food manufacturing and a 17.2% increase in beverage industries. These increases were partially offset by a 9.1% contraction in petroleum and other fuel products and a 6.4% contraction in transport equipment.

In 2012, the manufacturing subsector grew by 5.4%, compared with growth of 4.7% in 2011, primarily due to a 7.6% increase in food manufacturing, a 35.7% increase in furniture and fixtures, a 41.4% increase in wearing apparel and a 15.2% increase in non-metallic mineral products. These increases were partially offset by an 18.9% contraction in basic metal industries, a 1.7% contraction in radio, television and communication equipment and apparatus and a 7.0% contraction in miscellaneous manufacturing.

In 2013, the manufacturing subsector grew by 10.3%, compared with growth of 5.4% in 2012, primarily due to a 93.5% increase in chemical and chemical products, a 49.4% increase in basic metal industries and a 10.0%

increase in radio, television and communication equipment and apparatus. These increases were partially offset by a 15.7% contraction in wearing apparel, a 19.3% contraction in transport equipment and an 11.3% contraction in petroleum and other fuel products.

In 2014, the manufacturing subsector grew by 8.3%, compared with growth of 10.3% in 2013. The lower growth rate was primarily due to a 4.2% contraction in non-metallic mineral products, lower growth of 3.7% in chemical and chemical products, of 5.5% in radio, television and communication equipment and apparatus and of 6.0% in basic metal industries. These lower growth rates were partially offset by a 7.0% increase in food manufacturing, a 24.6% increase in beverage industries and a 14.8% increase in petroleum and other fuel products.

In 2015, the manufacturing subsector grew by 5.7%, compared with growth of 8.3% in 2014. The lower growth rate was primarily the result of lower growth of 1.5% in the food manufacturing subsector, compared to growth of 7.0% in 2014, a contraction of 4.7% in the furniture and fixtures subsector, compared to growth of 22.9% in 2014, and stagnant growth in the beverage industries subsector, compared to growth of 24.6% in 2014. These factors were partially offset by increased growth of 16.1% in the chemical and chemical products subsector, compared to growth of 3.7% in 2014 and growth of 12.5% in the radio, television and communication equipment and apparatus subsector, compared to growth of 5.5% in 2014.

Service Sector

The service sector includes the transport, storage and communications; trade and repair of motor vehicles, motorcycles, personal and household goods; financial intermediation; real estate, renting and business activities; public administration and defense, compulsory social security; and other services subsectors. The service sector remains the largest contributor to GDP, having contributed 57.0% to GDP at constant market prices in 2015, an increase from 55.8% in 2010.

The service sector grew by 4.9% in 2011, compared with growth of 7.2% in 2010. The lower growth was due mainly to lower growth in the trade and repair of motor vehicles, motorcycles, personal and household goods, financial intermediation and public administration and defense, compulsory social security subsectors. Slower growth of 3.3% in the trade and repair of motor vehicles, motorcycles, personal and household goods subsector in 2011, compared to growth of 8.4% in 2010 resulted from a contraction in wholesale trade and in the maintenance and repair of motor vehicles, motorcycles, personal and household goods. The financial intermediation subsector also experienced a slower growth rate of 5.2% in 2011, compared to growth of 10.1% in 2010. The slower growth rate was primarily the result of slower growth in banking institutions of 1.7% in 2011 compared with 11.6% growth in 2010. In addition, the public administration and defense, compulsory social security subsector only grew by 1.9% in 2011, compared to growth of 5.8% in 2010. This slower rate of growth was primarily due to increases in maintenance and operations expenditures and the release of the third tranche of salary increases mandated by the Salary Standardization Law III. Slower growth in these subsectors was partially offset by the real estate, renting and business activities subsector, which grew by 8.4% in 2011, compared with growth of 7.5% in 2010, mainly due to the continued expansion of real estate and renting activities. The transport, storage and communication subsector also grew by 4.3% in 2011, compared to growth of 1.0% in 2010, driven by growth in a majority of its component subsectors.

The service sector grew by 7.1% in 2012, compared to growth of 4.9% in 2011. The increased growth was due mainly to increased production in the trade and repair of motor vehicles, motorcycles, personal and household goods, transport, storage and communication and other services subsectors. The trade and repair of motor vehicles, motorcycles, personal and household goods subsector grew by 7.6% in 2012, an increase from growth of 3.4% in 2011, mainly due to growth of 7.9% in retail trade and, to a lesser extent, growth of 6.3% and 7.3%, respectively, in wholesale trade and maintenance and repair of motor vehicles, motorcycles, personal and household goods. Growth in the transport, storage and communication subsector increased to 6.9% in 2012, compared to 4.3% in 2011. Increased growth was due primarily to an 8.0% increase in communication services, as well as 8.3% growth in land transport and storage. The other services subsector grew by 7.3% in 2012, compared to growth of 5.6% in 2011, due mainly to increased growth in recreational, cultural and sporting activities and other service activities, growing 16.6% and 18.6%, respectively, in 2012, compared to 6.0% and 0.4%, respectively, in 2011. These trends were offset in part by lower growth in education of 1.8% in 2012, compared to 4.2% in 2011. The growth in these subsectors was partially offset by lower growth in the real estate, renting and business activities subsector, to 6.4% in 2012, compared with growth of 8.4% in 2011.

The service sector grew by 7.0% in 2013, compared to growth of 7.1% in 2012. The decreased rate of growth was due mainly to decreased growth in the other services subsector, the trade and repair of motor vehicles, motorcycles, personal and household goods subsector and the public administration and defense, compulsory social security subsector. The other services subsector grew by 5.2% in 2013, a lower growth rate compared to 7.3% in 2012. Growth in the trade and repair of motor vehicles, motorcycles, personal and household goods subsector slowed to 6.2% in 2013, compared to 7.7% in 2012. These factors were partially offset by increased growth in the financial intermediation subsector of 12.6% in 2013 compared to 8.2% in 2012, mainly due to 12.2% growth in banking institutions in 2013 compared to 6.7% growth in 2012 as well as 16.6% growth in insurance in 2013 compared to 9.5% growth in 2012. The real estate, renting and business activities subsector also grew by 8.8% in 2013, an increase from 6.4% growth in 2012.

The service sector grew by 5.9% in 2014, compared to growth of 7.0% in 2013. The decreased rate of growth was due mainly to decreased growth in the financial intermediation subsector and the other services subsector. The financial intermediation subsector grew by 7.2% in 2014, a lower growth rate compared the growth of 12.6% in 2013, mainly due to decreased growth in banking institutions activity of 7.8% in 2014 compared to 12.2% in 2013 and decreased growth in insurance activity of 7.4% in 2014 compared to growth of 16.6% in 2013. Growth in the other services subsector decreased to 3.3% in 2014, compared to 5.2% in 2013. This slower growth was primarily the result of a contraction in education of 1.6% in 2014, a reversal from growth of 5.0% in 2013. These factors were partially offset by increased growth in the public administration and defense, compulsory social security subsector of 3.6% in 2014 compared to growth of 2.7% in 2013. The transport, storage and communications subsector also grew by 6.2% in 2014, an increase from 6.0% growth in 2013.

The service sector grew by 6.7% in 2015, which was higher than the 5.9% growth recorded in 2014. The higher growth was largely due to growth in the other services subsector of 8.0% in 2015, a significant increase from growth of 3.3% in 2014. The higher growth in the other services subsector was largely driven by the growth in education, which reversed from a contraction of 1.6% in 2014 to growth of 5.7% in 2015. Higher growth in the service sector was also driven by the trade and repair of motor vehicles, motorcycles and personal and household good subsector and the transport, storage and communications subsector, which grew by 6.9% and 7.9%, respectively, in 2015, compared to 5.7% and 6.2%, respectively, in 2014. The higher growth in these subsectors was partially offset by lower growth in the public administration and defense and compulsory social security subsector of 0.6% in 2015 compared to 3.6% in 2014. Growth in the real estate, renting and business subsector also decreased from growth of 8.7% in 2014 to 7.3% in 2015, primarily as a result of slower growth in renting and other business activities, which slowed from growth of 15.3% in 2014 to growth of 10.1% in 2015.

Transport, Storage and Communications Subsector

The geographically diverse nature of the Philippines makes it important to have well developed road, air and sea transportation systems. The Government has encouraged the private sector to provide basic transportation services and strengthen inter-regional and urban links. During the term of then President Arroyo, significant transportation projects included the Metro Rail Transit Project, the Metro Manila Skyway Project, the Manila-Cavite Expressway Project, the South Luzon Expressway Extension, the opening of the Iloilo International Airport and the opening of the Subic Bay Port.

The Philippine road network is the most important transportation system in the nation, spanning more than 220,000 kilometers. Over 7.1 million vehicles use the road network, including over 3.9 million vehicles for public use, principally in Metro Manila. Traffic remains congested in the National Capital Region, despite traffic management and various engineering measures. To ease traffic congestion, the Government has built and continues to promote alternative road networks and mass rapid urban-transit-rail.

Use of Philippine rail facilities has declined largely because of the outdated facilities of the Philippine National Railways. To promote the use of rail facilities, the Government has constructed a two line light-rail transit system in Metro Manila, financed by a build, lease and transfer arrangement, and has ongoing projects and plans to construct a spur line and extensions of existing lines.

Ten international airports and 75 other facilities throughout the Republic help meet the Republic’s air transport needs. The Government plans to upgrade several major airports to international standards and generally to modernize air navigation and communications operations in the Republic.

The regulatory policy during the past decade has been to open the industry to competition, ensuring lower cargo passage rates and improving the quality of service. Among the significant transportation projects pursuant to President Aquino’s Public-Private Partnership program, 10 transportation projects were identified as priority projects which were implemented beginning in 2011. These include, among others: the NAIA Expressway (Phase II), which will link the Metro Manila Skyway and the Manila-Cavite Coastal Expressway; the LRT Line 2 East Extension; the MRT/LRT Expansion Program; the Bohol Airport project; and the upgrade to international standards of the existing Puerto Princesa Airport.

Faced with historical shortages of telephone lines and long waits for basic telephone service, especially outside Metro Manila, the Government liberalized the telecommunications industry in 1993 to intensify competition with the goal of substantially increasing the number of telephone lines and interconnections. The Government has continued to implement programs designed to provide telephone lines, exchanges and transmission facilities to underserved regions of the country. As of December 31, 2014, there were approximately 5.9 million telephone lines installed in the Republic, of which approximately 3.2 million had active subscriptions. The number of cellular mobile telephone subscribers in the Republic was estimated at approximately 130.3 million as of the same date, which equates to approximately 1.29 cellular mobile telephone connections for every citizen of the Republic. The number of subscribers to internet service has increased steadily in recent years, from approximately 4.3 million as of December 31, 2010 to approximately 9.0 million as of December 31, 2014. Over the same period the number of internet service providers registered with the National Telecommunications Commission increased from 304 as of December 31, 2010 to 728 as of December 31, 2014.

Net Primary Income

Net primary income, known as “net factor income from abroad” prior to 2011, is a component of GNI but is not included in GDP. Net primary income is a significant factor in the Philippine economy, largely driven by OFW remittances. Net primary income includes estimates of the amount of compensation of OFWs, as well as investment income of OFWs from their properties. According to the latest figures from the NSCB for years 2010, 2011, 2012, 2013, 2014 and 2015, net primary income accounted for 16.8%, 16.3%, 16.6%, 17.4%, 17.1% and 16.8% of GNI, respectively.

In 2011, net primary income contracted by 0.2%, compared to growth of 4.2% in 2010. The contraction was the result of a decrease in compensation combined with the 8.2% growth in property expense, which more than offset increases in property income in 2011.

In 2012, net primary income grew 9.3%, compared to a contraction of 0.2% in 2011, due to an increase in inflows, mainly a 10.6% increase in compensation, partially offset by 14.4% growth in property expense.

In 2013, net primary income grew 13.1%, compared to 9.3% growth in 2012. The increase was due to an increase in inflows, mainly a 10.9% increase in compensation, as well as a slight contraction in outflows due to an 11.0% decrease in property expense. These factors were partially offset by a 25.3% contraction in inflows from property income.

In 2014, net primary income grew 4.1%, compared to 13.1% growth in 2013. The increase was due primarily to an increase in inflows arising from a 4.5% increase in compensation as well as a 18.0% increase in property income. These factors were partially offset by an increase in outflows due to a 10.1% increase in property expense.

In 2015, net primary income grew by 3.6%, compared to growth of 4.1% in 2014. This decrease was primarily due to decreased growth in inflows arising from decreased growth in compensation of 2.8% in 2015 compared to growth of 4.5% in 2014, largely due to a slowdown in the deployment of OFWs. This was partially offset by a contraction in outflows of 2.2% in 2015 compared to growth of 10.1% in 2014, due to a decrease in property expense.

Prices, Employment and Wages

Inflation

The Philippines reports inflation as the annual percentage change in the consumer price index (“CPI”), which measures the average price of a standard “basket” of goods and services used by a typical consumer. The NSO conducts a nationwide Family Income and Expenditure Survey every three years. Although the Government previously reported inflation figures based on both the 2000 CPI basket and the 2006 CPI basket, the 2006 CPI basket has been the official measure for inflation since January 2012.

The following table sets out the principal components of the 2006 CPI basket and their weights.

Principal Components of the 2006 CPI Basket

Category	2006 CPI Basket
Food and non-alcoholic beverages, total	39.0%
Rice	8.9%
Alcoholic beverages and tobacco, total	2.0%
Non-food, total	59.0%
Clothing and footwear	3.0%
Housing, water, electricity, gas and other fuels	22.5%
Furnishings, household equipment and routine maintenance of the house	3.2%
Health	3.0%
Transport	7.8%
Communication	2.3%
Recreation and culture	1.9%
Education	3.4%
Restaurants and miscellaneous goods and services	12.0%

The following table sets out the CPI (based on the 2006 CPI basket) and the manufacturing sector’s equivalent, the producer price index (“PPI”) (based on the 2000 PPI basket), as well as the annual percentage changes in each index.

Changes in Consumer and Producer Price Index

	2010	2011	2012	2013	2014	2015
Consumer price index	120.4	126.1	130.1	134.0	139.5	141.5	(1)
Inflation rate	3.8%	4.6%	3.2%	3.0%	4.1%	1.4	%(1)
Producer price index for manufacturing	164.3	165.8	164.9	152.4	151.0	141.2	(2)
Inflation rate	(4.9)%	0.9%	(0.6)%	(7.6)%	(0.9)%	(6.7	)%(2)

Source: National Statistics Office.

Notes:

(1)	As of or for the year ended December 31, 2015.

(2)	As of or for the 10 months ended October 31, 2015.

The annual average inflation rate for 2011 was 4.6%, higher than the annual average inflation rate of 3.8% in 2010. All major commodity groups, except communications, recorded higher annual average prices. Additionally, as a result of weather-related disturbances in September and October of 2011, prices of food items also increased.

The annual average inflation rate for 2012 was 3.2%, lower than the annual average inflation rate of 4.6% in 2011. The lower annual average rate of inflation in 2012 was mainly due to limited increases in the annual average prices of food and non-alcoholic beverages and health as compared with 2011. Adequate domestic food supply was largely responsible for moderating increases in food prices.

The annual average inflation rate for 2013 was 3.0%, lower than the annual average inflation rate of 3.2% in 2012. Slower annual average gains were recorded in all the commodity groups except in the indices for food and non-alcoholic beverages; alcoholic beverages and tobacco; and communication. Alcoholic beverages and tobacco recorded a much higher annual average inflation rate of 29.8%, compared to 5.0% in 2012.

The annual average inflation rate for 2014 was 4.1%, higher than the annual average inflation rate of 3.0% in 2013. The higher annual average rate of inflation in 2014 was mainly due to higher rates of growth in the price indices for alcoholic beverages and tobacco; housing, water, electricity, gas and other fuels; health; transport; and education as compared to 2013.

The annual average inflation rate for 2015 was 1.4%, lower than the annual average inflation rate of 4.1% in 2014. All major commodity groups recorded lower average increases in 2015 as compared to 2014. The price index for housing, water, electricity, gas and other fuels in particular recorded a reversal from 2.3% average inflation in 2014 to a 1.3% contraction in 2015, while the price index for food and non-alcoholic beverages recorded a significantly lower average inflation of 2.5% in 2015 compared to 6.7% in 2014. The price index for alcoholic beverages and tobacco also recorded a lower average inflation of 3.8% in 2015 compared to 5.2% in 2014.

In the first 10 months of 2015, the producer price index recorded average deflation of 6.7%, a greater rate of deflation than the average deflation of 0.8% recorded in the first 10 months of 2014. The price indices for petroleum products, wood and wood products and electrical machinery contracted by 23.7%, 17.3% and 15.8%, respectively, in the first 10 months of 2015, compared to increases of 1.8%, 2.6% and 2.9%, respectively, in the first 10 months of 2014. The price indices for footwear and wearing apparel, printing, rubber and plastic products, non-metallic mineral products, basic metals and transport equipment also recorded contractions during the first 10 months of 2015.

Employment and Wages

The following table presents selected employment information for various sectors of the economy.

	Selected Employment Information
	2010	2011	2012(1)	2013(1)(2)	2014(1)(2)	2015(1)(3)
	(all figures in percentages except as indicated)
Employed persons (in thousands)(4)(5)	36,035	37,191	37,600	36,286	37,310	39,779
Unemployment rate	7.3	7.0	7.0	7.2	6.8	5.6
Employment share by sector:
Agriculture, hunting, forestry and fishing sector	33.2	33.0	32.2	30.4	30.0	29.6
Industry sector
Mining and quarrying	0.6	0.6	0.7	0.7	0.6	0.5
Manufacturing	8.4	8.3	8.3	8.5	8.4	8.1
Construction	5.6	5.6	5.9	6.3	6.6	6.9
Water supply, sewerage, waste management and remediation activities	0.0	0.0	0.2	0.2	0.1	0.2
Electricity, gas, steam and airconditioning supply	0.4	0.4	0.2	0.2	0.2	0.2

Total industry sector	15.0	14.9	15.3	15.8	16.0	15.9
Service sector
Transport and storage	7.6	7.5	7.0	7.2	7.0	7.0
Wholesale and retail trade; repair of motor vehicles and motorcycles	19.5	19.9	18.3	18.7	18.8	19.1
Finance and housing(6)	9.6	9.4	6.9	6.8	6.8	7.2
Other services	15.1	15.4	20.4	21.1	21.3	21.1

Total service sector	51.8	52.2	52.6	53.8	53.9	54.5

Total employed	100.0	100.0	100.0	100.0	100.0	100.0

Sources: Bureau of Labor and Employment Statistics—Current Labor Statistics; National Statistics Office—Labor Force Survey.

Notes:

(1)	Employment figures by sector from 2012 onward are not directly comparable to those of prior years since the NSO adopted the 2009 Philippine Standard Industry Classification beginning in the January 2012 round of the Labor Force Survey, which differs from previous surveys that used the 1994 standard.

(2)	The 2013 and 2014 figures do not include the province of Leyte, due to the impact of Typhoon Yolanda.

(3)	Figures represent the preliminary result of the October 2015 round of the Labor Force Survey.

(4)	Does not include OFWs.

(5)	Figures generated using population projections based on the 2000 Census of Population and Housing.

(6)	Sum of financial and insurance activities, real estate activities and public administration and defense, compulsory social security subsectors.

Regional tripartite bodies consisting of representatives of Government, businesses and workers establish minimum wage adjustments, which vary based on region and industry. Under Philippine law, minimum wage adjustments may only be increased once in any 12-month period. The minimum wages for workers in Metro Manila and the surrounding areas are the highest in the country. Currently, the minimum wage for non-agricultural workers in the Republic’s National Capital Region, which includes Metro Manila, ranges from (Peso)444 to (Peso)481 per day, while for agricultural workers, the minimum wage is (Peso)444 per day. In other regions of the Republic, the minimum wage for non-agricultural workers ranges from (Peso)210 to (Peso)362.5 per day, while for agricultural workers the minimum wage ranges from (Peso)220 to (Peso)337.5 per day.

The Government defines unemployment to include all persons at least 15 years old without work who are seeking work and are also immediately available for work (excluding, for example, students seeking work who would not be able to immediately take on new employment).

In 2011, the total number of employed persons in the Republic, excluding OFWs, was estimated at 37.2 million people. The average rate of unemployment in 2011 was 7.0%, a decrease from the 7.3% rate recorded in 2010. Workers in the Republic were employed primarily in the service sector, such as wholesale and retail trade and repair of motor vehicles, motorcycles and personal and household goods. Workers in the service sector comprised 52.2% of the total employed in the Republic, followed by the agriculture, hunting, forestry and fishing sector, which comprised 33.0% of the total employed, and the industry sector, which comprised 14.9% of the total employed.

In 2012, the total number of employed persons in the Republic, excluding OFWs, was estimated at 37.6 million people. The average unemployment rate remained unchanged at 7.0%, which was the unemployment rate in 2011. As in previous years, the largest portion of workers was employed in the service sector, representing 52.6% of the total employed in the Republic. The largest subsectors in terms of employment included other services, which employed 20.4% of the total employed, and wholesale and retail trade; repair of motor vehicles and motorcycles, which employed 18.3% of the total employed. The agriculture, hunting, forestry and fishing sector and industry sector comprised 32.2% and 15.3%, respectively, of the total employed.

In 2013, the total number of employed persons in the Republic, excluding OFWs, was estimated at 36.3 million people. The average unemployment rate increased slightly to 7.2% in 2013, compared to 7.0% in 2012. The 2013 estimates do not include the province of Leyte, due to the impact of Typhoon Yolanda. Workers in the Republic were employed primarily in the service sector, comprising 53.8% of the total employed in the Republic. The largest subsectors of the services sector in terms of employment included other services, which employed 21.1% of the total employed, and wholesale and retail trade; repair of motor vehicles and motorcycles, which employed 18.7% of the total employed. The agriculture, hunting, forestry and fishery sector comprised 30.4% of the total employed, and the industry sector comprised 15.8% of the total employed in 2013.

In 2014, the total number of employed persons in the Republic, excluding OFWs, was estimated at 37.3 million people. The average unemployment rate decreased to 6.8%, compared to 7.2% in 2013. The 2014 estimates do not include the province of Leyte, due to the impact of Typhoon Yolanda. As in previous years, the largest portion of workers was employed in the service sector, representing 53.9% of the total employed in the Republic. The largest subsectors in terms of employment included other services, which employed 21.3% of the total employed, and wholesale and retail trade; repair of motor vehicles and motorcycles, which employed 18.8% of the total employed. The agriculture, hunting, forestry and fishing sector and industry sector comprised 30.0% and 16.0%, respectively, of the total employed in 2014.

In October 2015, the total number of employed persons in the Republic, excluding OFWs, was estimated at 39.8 million people. The average rate of unemployment in October 2015 was 5.6% and 5.7%, including and excluding Leyte province, respectively, a decrease from the 6.0% rate, excluding Leyte province, recorded in October 2014. The average rate of labor force participation in October 2015 was 63.3% including Leyte province, or 63.4% excluding Leyte province, a decrease from the 64.3% rate, excluding Leyte province, recorded in October 2014. The average rate of underemployment in October 2015 was 17.7% including Leyte province, or 17.6% excluding Leyte province, a decrease from the 18.7% rate, excluding Leyte province, recorded in October 2014. Workers in the Republic remained employed primarily in the service sector. Workers in the service sector comprised 54.5% of the total employed in the Republic in October 2015. The largest subsectors in terms of employment included other services, which employed 21.1% of the total employed, and wholesale and retail trade; repair of motor vehicles and motorcycles, which employed 19.1% of the total employed. The agriculture, hunting, forestry and fishery sector comprised 29.6% of the total employed, and the industry sector comprised 15.9% of the total employed in October 2015.

The following table presents employment information in the Republic by gender and age group:

	Percentage Distribution of Household Population 15 Years Old and over by Employment Status, by Gender and Age Group(1)
	April 2014		April 2015
Gender and Age Group	Employed	Unemployed	Employed	Unemployed
Both sexes
15 – 24	20.2%	49.8%	19.6%	50.4%
25 – 34	26.4	30.5	26.6	30.1
35 – 44	22.8	9.6	22.6	10.0
45 – 54	17.4	6.8	17.6	6.3
55 – 64	9.4	2.7	9.6	2.8
65 and over	3.8	0.6	3.9	0.4
Not reported	—	—	0.1	—

Total for all ages	100.0	100.0	100.0	100.0
Male
15 – 24	12.7	28.3	12.2	29.6
25 – 34	16.3	19.1	16.4	18.8
35 – 44	13.6	6.7	13.6	7.0
45 – 54	10.2	5.2	10.3	4.9
55 – 64	5.4	2.1	5.5	2.4
65 and over	2.2	0.3	2.2	0.3

Total for all ages	60.4	61.7	60.2	63.0
Female
15 – 24	7.5	21.5	7.4	20.8
25 – 34	10.0	11.4	10.2	11.3
35 – 44	9.2	2.9	9.0	3.0
45 – 54	7.2	1.6	7.3	1.3
55 – 64	4.1	0.6	4.1	0.3
65 and over	1.7	0.2	1.7	0.1

Total for all ages	39.7	38.2	39.7	36.8

Source: National Statistics Office.

Note:

(1)	The April 2014 and April 2015 estimates do not include the province of Leyte, due to the impact of Typhoon Yolanda.

As of April 2015, 50.4% of the total unemployed population consisted of young people aged 15 to 24 years old, lower than the 49.8% recorded as of April 2014. In terms of gender, the female population represented 39.7% and 36.8% of the employed and unemployed workforce, respectively, as of April 2015, whereas the male population represented 60.2% and 63.0% of the employed and unemployed workforce, respectively, as of April 2015.

The NSCB publishes statistics on poverty in the Republic measured in terms of a Government-determined per capita poverty threshold, which is the minimum income required for a family or individual to meet basic food and non-food requirements and a per capita subsistence threshold, which is the minimum income required for a family or individual to meet basic food requirements. According to the NSCB, the proportion of families with per capita income below the per capita poverty threshold decreased from 20.5% in 2009 to 19.7% in 2012 and increased to 20.0% in the first half of 2014. The proportion of families with per capita income below the per capita subsistence threshold decreased from 7.9% in 2009 to 7.5% in 2012 and increased to 7.6% in the first half of 2014. Among the factors contributing to income levels of families and individuals in the Republic falling below the poverty or subsistence thresholds during this period were the damage caused by typhoons affecting the Republic during the period.

Overseas Employment

OFW remittances are a significant source of income for the Philippine economy. The Republic accounts for estimates of the amount of compensation of OFWs as well as investment income of OFWs from their properties as net primary income, and net primary income accounted for 16.8%, 16.3%, 16.6%, 17.4%, 17.1% and 16.8% of GNI in 2010, 2011, 2012, 2013, 2014 and 2015, respectively, according to the latest figures from the NSCB. According to the PSA’s 2014 Survey on Overseas Filipinos, there were approximately 2.3 million OFWs as of September 30, 2014, comprising approximately 1.1 million males and 1.2 million females.

The following table presents the geographical distribution of OFWs.

	Geographical Distribution of OFWs(1)
	By Place of Work as of September 30, 2014			Total Cash Remittances for the six months ended September 30, 2014			Average Cash Remittance per OFW for the six months ended September 30, 2014
	Both Sexes	Male	Female	Both Sexes	Male	Female	Both Sexes	Male	Female
	(in percentages)			(Peso in millions)			(Peso in thousands)
Africa	1.6	2.8	0.5	3,558	3,194	364	103	108	73
Asia	83.0	76.6	89.3	92,550	53,479	39,071	57	71	45
East Asia	15.4	12.8	17.9	17,136	9,248	7,888	58	78	44
Hong Kong	5.0	0.6	9.2	4,234	604	3,630	42	102	38
Japan	2.9	4.3	1.4	4,650	3,661	989	88	95	69
Taiwan	4.8	4.4	5.3	4,017	2,050	1,967	44	49	39
Other(2)	2.7	3.4	1.9	4,234	2,932	1,302	82	92	65
Southeast and South Central Asia	11.6	9.9	13.4	15,301	7,501	7,800	66	78	58
Malaysia	3.3	3.4	3.3	2,795	1,824	971	43	56	30
Singapore	6.4	4.0	8.7	10,137	3,921	6,216	80	101	71
Other(3)	1.9	2.4	1.4	2,369	1,757	613	62	73	44
Western Asia	56.0	53.9	58.0	60,113	36,731	23,382	55	68	42
Kuwait	5.3	2.2	8.3	4,673	1,581	3,092	42	66	36
Qatar	5.3	6.0	4.7	6,434	4,695	1,740	62	76	41
Saudi Arabia	24.8	30.2	19.4	29,099	20,726	8,373	60	67	47
United Arab Emirates	15.6	13.1	18.1	14,766	7,767	7,000	48	62	39
Other(4)	4.9	2.4	7.4	5,140	1,962	3,178	58	92	47
Australia	1.7	2.4	1.1	3,733	2,811	922	119	126	103
Europe	7.1	10.1	4.2	14,707	11,066	3,641	102	110	84
North and South America	6.5	8.2	4.9	12,260	9,048	3,212	97	113	70

Total	100.0	100.0	100.0	126,809	79,599	47,210	65	81	49

Source: Philippine Statistics Authority—2014 Survey on Overseas Filipinos.

Notes:

(1)	Estimates cover overseas Filipinos whose departure occurred within the last five years and who are working or had worked abroad during the six months ended September 30, 2014. Estimates do not include the province of Leyte, due to the impact of Typhoon Yolanda.

(2)	Includes the People’s Republic of China and South Korea, among others.

(3)	Includes Brunei, Cambodia and Indonesia, among others.

(4)	Includes Bahrain, Israel, Lebanon and Jordan.

The following table presents the occupational distribution of OFWs.

	Occupational Distribution of OFWs(1)
	By Place of Work as of September 30, 2014			Total Cash Remittances for the six months ended September 30, 2014			Average Cash Remittance per OFW for the six months ended September 30, 2014
	Both Sexes	Male	Female	Both Sexes	Male	Female	Both Sexes	Male	Female
	(in percentages)			(Peso in millions)			( in thousands)
Officials of government and special-interest organizations, corporate executives, managers, managing proprietors and supervisors	2.5	3.6	1.5	6,630	4,120	2,510	126	112	156
Professionals	11.4	9.7	13.0	20,545	10,399	10,146	98	117	84
Technicians and associate professionals	6.1	9.4	2.9	12,799	10,978	1,821	100	109	66
Clerks	5.3	3.5	7.1	4,975	2,052	2,923	51	61	46
Service workers and shop and market sales workers	16.5	14.8	18.3	17,877	9,100	8,777	56	64	49
Trades and related workers	12.8	25.1	0.8	18,830	18,358	472	72	72	63
Plant and machine operators and assemblers	12.5	22.7	2.5	20,841	19,788	1,053	84	88	46
Laborers and unskilled workers	32.8	11.3	54.0	24,311	4,803	19,508	38	46	36

Total	100.0	100.0	100.0	126,809	79,599	47,210	65	81	49

Source: Philippine Statistics Authority—2014 Survey on Overseas Filipinos.

Note:

(1)	Estimates cover overseas Filipinos whose departure occurred within the last five years and who are working or had worked abroad during the six months ended September 30, 2014. Estimates do not include the province of Leyte, due to the impact of Typhoon Yolanda.

The following table presents the age distribution of OFWs.

	Age Distribution of OFWs(1)
	Both Sexes	Male	Female
	(in percentages)
Age Group
15 – 24	8.2	7.5	8.9
25 – 29	24.8	19.8	29.8
30 – 34	23.7	22.7	24.8
35 – 39	15.8	16.2	15.5
40 – 44	11.6	12.5	10.7
45 and over	15.8	21.4	10.4

Total for all ages	100.0	100.0	100.0

Source: Philippine Statistics Authority—2014 Survey on Overseas Filipinos.

Note:

(1)	Estimates cover overseas Filipinos whose departure occurred within the last five years and who are working or had worked abroad during the six months ended September 30, 2014. Estimates do not include the province of Leyte, due to the impact of Typhoon Yolanda.

Global demand for Filipino workers continues to be strong. For the first four months of 2015, approved job orders reached 310,727 jobs, of which 33.8% consisted of processed job orders for service, production, and professional, technical and related workers. The majority of processed job orders were intended for labor markets in Saudi Arabia, United Arab Emirates, Singapore, Qatar, Kuwait, Hong Kong and Taiwan.

Social Security System and Government Service Insurance System

The Republic does not pay any unemployment compensation or make any general welfare payments other than through the Social Security System and the Government Service Insurance System. The Social Security System provides private sector employees, including self-employed persons and their families, with protection against decreases in income due to disability, sickness, old age and death. Monthly contributions by covered employees and their employers, and investment income of the Social Security System, fund the system. The Social Security System invests its funds in Government securities and in domestic equity securities.

The Government Service Insurance System administers social security benefits for Government employees, including retirement benefits, life insurance, medical care and sickness and disability benefits. It also administers the self-insurance program for Government properties, such as buildings and equipment. The Government Service Insurance System also oversees loan programs, including housing loans for Government employees. Monthly contributions by covered employees and their employers fund the system. Government agencies must include in their annual appropriations the amounts needed to cover their share of the contributions and any additional premium required based on the hazardous nature of the work. The Government Service Insurance System invests its funds in a manner similar to the Social Security System.

Savings

The following table sets out gross national savings, gross domestic savings, total investment and the savings-investment gap as a percentage of GDP.

	National Savings and Investments
Item	2010	2011	2012	2013	2014
Gross national savings	24.1%	23.0%	21.0%	24.2%	24.7%
Gross domestic savings	20.5%	20.5%	18.2%	20.0%	20.9%
Investment	20.5%	20.5%	18.2%	20.0%	20.9%
Savings-investment gap	3.6%	2.5%	2.8%	4.2%	3.8%

Source: National Economic and Development Authority.

Balance of Payments

Overview

Balance of payments figures measure the relative flow of goods, services and capital into and out of the country as represented in the current account and the capital and financial account. The current account tracks a country’s trade-in-goods, services, income and current transfer transactions. The capital and financial account includes the capital account, which covers all transactions involving capital transfers and acquisition or disposal of non-produced, non-financial assets, and the financial account, which covers all transactions associated with changes of ownership in the foreign financial assets and liabilities of an economy. A balance of payments surplus indicates a net inflow of foreign currencies, thereby increasing demand for and strengthening the local currency. A balance of payments deficit indicates a net outflow of foreign currencies, thereby decreasing demand for and weakening the local currency.

Revisions

The balance of payments statistics released by Bangko Sentral are based on the trade-in-goods statistics compiled by the NSO. However, for purposes of inclusion in the overall balance of payments, the trade-in-goods statistics reported by the NSO are adjusted by Bangko Sentral to exclude temporary exports and imports and returned goods. In March 2013, Bangko Sentral adopted the IMF’s BPM6 framework covering balance of payments statistics for 2011 onwards, pursuant to which the property income and expense accounts have been revised. In March 2014, Bangko Sentral restated the balance of payments statistics for the years 2005 to 2010 on a BPM6 basis. The key changes in these restated balance of payment statistics from the BPM5 methodology to the BPM6 methodology include: (i) reclassification of goods for processing and other consigned items from the trade in goods account to the trade in services account; (ii) reclassification of repairs on goods from the trade in goods account to the trade in services account; (iii) reclassification of goods under merchanting from the trade in services account to the trade in goods account; (iv) reclassification of financial intermediation services indirectly measured data from the primary income account to the trade in services account; (v) exclusion of migrants’ transfers in both receipts and payments under the capital account; (vi) change in the computation of balances in the financial account from liabilities less assets to assets less liabilities; and (vii) organization of data under the direct investment account according to whether the investment relates to an asset or a liability, as opposed to the prior approach under which direct investment was shown as either direct investment abroad or direct investment in the reporting economy.

Apart from the conversion to BPM6, certain revisions to the 2005 to 2010 balance of payments statistics were made mainly to reflect the use of new data sources and estimation methodologies to generate more accurate and reliable statistics. These revisions consisted mainly of: (i) revisions of the trade in goods account to reflect additional valuation adjustments and post-audit adjustments; (ii) revisions of the trade in services account to reflect post-audit adjustments, to include additional and revised data from official sources and to reflect updated estimates of BPO services; (iii) revisions of the primary income account to reflect post-audit adjustments, to include revised data from official sources and to include estimates of interest on intercompany loans; (iv) revisions of the secondary income account and the capital account to reflect data updates on grants to the Republic by the Organization for Economic Cooperation and Development (the “OECD”); (v) revisions of the secondary income account to reflect post-audit adjustments and to utilize additional data sources for personal transfers; (vi) revisions of the capital account to reflect post-audit adjustments; (vii) revisions of the financial account to reflect the reclassification of offshore banking units from other sectors to deposit-taking corporations, other than central bank; (viii) revisions of the direct investment account to reflect post-audit adjustments; (ix) revisions of portfolio investment assets to reflect updates from the Coordinated Portfolio Investments Survey (the “CPIS”), the adoption of certain recommendations of the IMF technical assistance mission and post-audit adjustments; (x) revisions of portfolio investment liabilities to reflect the adoption of certain recommendations of the IMF technical assistance mission, the change in data source to the Philippine Stock Exchange’s foreign buying/(selling) of listed shares and the Bangko Sentral International Operations Department’s outstanding peso-denominated securities held by custodian banks for non-residents and post-audit adjustments; (xi) revisions of the financial derivatives account to reflect post-audit adjustments; (xii) revisions of the other investments account to reflect the adoption of certain recommendations of the IMF technical assistance mission, final data from certain data sources and post-audit adjustments; and (xiii) a revision, for 2010, to the overall balance of payments position to reflect updated data based on revised accounting policies and methodology in the computation of foreign exchange gains and losses.

In March 2014, concurrently with the release of the balance of payments data for 2013, Bangko Sentral released revisions to the balance of payments data for 2011 and 2012. These revisions consisted mainly of: (i) revisions of the current account to reflect post-audit adjustments, data updates and final data from official sources; (ii) revisions of goods exports and imports to reflect certain valuation adjustments; (iii) revisions of services exports and imports to reflect certain post-audit adjustments and updated estimates of BPO services; (iv) revisions of payments and receipts under the primary income account to reflect certain post-audit adjustments, updates from the Bangko Sentral International Operations Department and data updates from the

OECD; (v) revisions of capital account receipts and payments to reflect updated estimates from the OECD’s report and certain post-audit adjustments; (vi) revisions of the financial account to reflect post-audit adjustments and final data from official sources; (vii) revisions of direct investments assets and liabilities to reflect additional data from official sources and from financial statements of corporations and certain other post-audit adjustments; (viii) revisions of portfolio investments assets and liabilities to reflect updates from the CPIS, the adoption of certain recommendations of the IMF technical assistance mission and post-audit adjustments; (ix) revisions of net acquisitions of financial assets and net incurrence of liabilities in financial derivatives to reflect post-audit adjustments; (x) revisions of other investments assets and liabilities to reflect the adoption of the recommendations of the IMF technical assistance mission, final data from official sources and certain post-audit adjustments; and (xi) revisions of net unclassified items. As a result of the revisions, the current account decreased from $7.1 billion to $7.0 billion in 2012 and from $7.0 billion to $6.5 billion in 2011; goods export and import increased from $46.3 billion and $61.5 billion, respectively, to $46.4 billion and $65.3 billion, respectively, in 2012, goods import increased from $55.2 billion to $60.4 billion in 2011 and goods net decreased from a deficit of $15.2 billion to a deficit of $18.9 billion in 2012 and from a deficit of $17.0 billion to a deficit of $22.1 billion in 2011; services exports and services net increased from $18.6 billion and $3.9 billion, respectively, to $20.4 billion and $6.2 billion, respectively, in 2012 and from $17.9 billion and $5.3 billion, respectively, to $21.4 billion and $9.1 billion, respectively, in 2011 and services imports decreased from $14.7 billion to $14.3 billion in 2012 and from $12.6 billion to $12.3 billion in 2011; receipts under the primary income account and the income account net increased from $7.8 billion and a deficit of $746 million, respectively, to $8.3 billion and $210 million, respectively, in 2012 and from $7.2 billion and $280 million, respectively, to $7.6 billion and $942 million, respectively, in 2011 and payments under the income account decreased from $8.5 billion to $8.0 billion in 2012 and from $6.9 billion to $6.7 billion in 2011; receipts and payments under the secondary income account, and the secondary income account net increased from $19.7 billion, $546 million and $19.2 billion, respectively, to $20.1 billion, $557 million and $19.5 billion, respectively, in 2012 and from $18.8 billion, $472 million and $18.4 billion, respectively, to $19.0 billion, $477 million and $18.6 billion, respectively, in 2011; capital account receipts and the capital account net decreased from $152 million and $136 million, respectively, to $111 million and $95 million, respectively, in 2012; capital account receipts and the capital account net increased from $169 million and $130 million, respectively, to $189 million and $160 million, respectively, in 2011; capital account payments decreased from $39 million to $29 million in 2011; the financial account decreased from a deficit of $6.1 billion to a deficit of $6.7 billion in 2012 and increased from a deficit of $5.6 billion to a deficit of $5.3 billion in 2011; direct investments assets, liabilities and net increased from $1.8 billion, $2.8 billion and a deficit of $952 million, respectively, to $4.2 billion, $3.2 billion and $958 million, respectively, in 2012 and from $539 million, $1.8 billion and a deficit of $1.3 billion, respectively, to $2.4 billion, $2.0 billion and $342 million, respectively, in 2011; portfolio investments net increased from a deficit of $3.5 billion to a deficit of $3.2 billion in 2012 and from a deficit of $4.4 billion to a deficit of $3.7 billion in 2011 and portfolio investments assets and liabilities decreased from $1.2 billion and $4.7 billion, respectively, to $964 million and $4.2 billion, respectively, in 2012 and from a deficit of $277 million and $4.1 billion, respectively, to a deficit of $563 million and $3.1 billion, respectively, in 2011; financial derivative assets, liabilities and net decreased from a deficit of $276 million, a deficit of $263 million and a deficit of $13 million, respectively, to a deficit of $277 million, a deficit of $264 million and a deficit of $14 million, respectively, in 2012 and financial derivative assets and net decreased from a deficit of $1,541 million and a deficit of $1,002 million, respectively, to a deficit of $1,542 million and a deficit of $1,005 million, respectively, in 2011; financial derivative liabilities increased from a deficit of $539 million to a deficit of $537 million in 2011; other investments assets and net decreased from $1.4 billion and a deficit of $1.6 billion, respectively, to a deficit of $1.0 billion and a deficit of $4.5 billion, respectively, in 2012 and from $1.7 billion and $1.1 billion, respectively, to $348 million and a deficit of $993 million, respectively, in 2011; other investments liabilities increased from $3.0 billion to $3.5 billion in 2012 and from $653 million to $1.3 billion in 2011; and net unclassified items decreased from a deficit of $4.2 billion to a deficit of $4.6 billion in 2012 and increased from a deficit of $1.3 billion to a deficit of $547 million in 2011. As a result of the foregoing, there was no change to the overall balance of payments position of the Republic.

In September 2014, concurrently with the release of the balance of payments data for the first half of 2014, Bangko Sentral released revisions to the balance of payments data for 2013. These revisions consisted mainly of: (i) revisions of the current account to reflect revisions in the trade in goods, services and primary income; (ii) revisions of goods exports and imports to reflect updated data from the PSA; (iii) revisions of services exports and imports to reflect certain post-audit adjustments and revised data from official sources; (iv) revisions of payments and receipts under the primary income account to reflect certain post-audit adjustments and updates from the Bangko Sentral International Operations Department; (v) revisions of the financial account to reflect revisions in the direct investment, portfolio investment and other investment accounts; (vi) revisions of direct investments assets and liabilities to reflect certain post-audit adjustments and updates from the Bangko Sentral International Operations Department; (vii) revisions of portfolio investments assets and liabilities to reflect updates from the CPIS and from the Bangko Sentral International Operations Department; and (viii) revisions of other investments assets and liabilities to reflect updates from the Bank for International Settlements and from the Bangko Sentral International Operations Department and certain other post-audit adjustments. As a result of the revisions, the current account increased from $9.4 billion to $10.4 billion; goods export and import decreased from $44.7 billion and $63.3 billion, respectively, to $44.5 billion and $62.2 billion, respectively, and goods net increased from a deficit of $18.5 billion to a deficit of $17.7 billion; services exports and imports increased from $21.8 billion and $15.0 billion, respectively, to $22.6 billion and $16.2 billion, respectively, and services net decreased from $6.8 billion to $6.4 billion; receipts under the primary income account and net increased from $8.0 billion and a deficit of $254 million, respectively, to $8.3 billion and $686 million, respectively, and payments under the primary income account decreased from $8.3 billion to $7.7 billion; receipts under the secondary income account and net decreased from $22.0 billion and $21.4 billion, respectively, to $21.6 billion and $21.0 billion, respectively; the financial account increased from $635 million to $2.3 billion; direct investments assets and net increased from $3.6 billion and a deficit of $218 million, respectively, to $3.8 billion and $150 million, respectively, and direct investment liabilities decreased from $3.9 billion to $3.7 billion; portfolio investments assets, liabilities and net increased from a deficit of $963 million, $362 million and a deficit of $1.3 billion, respectively, to a deficit of $638 million, $363 million and a deficit of $1.0 billion, respectively; other investments assets, liabilities and net increased from $2.6 billion, $308 million and $2.3 billion, respectively, to $3.6 billion, $395 million and $3.2 billion, respectively; and net unclassified items increased from a deficit of $3.8 billion to a deficit of $3.2 billion. As a result of the foregoing, there was no change to the overall balance of payments position of the Republic.

In March 2015, concurrently with the release of the balance of payments data for 2014, Bangko Sentral released revisions to the balance of payments data for 2013. These revisions consisted mainly of: (i) revisions of the current account to reflect post-audit adjustments and data updates from official sources; (ii) revisions of goods exports and imports to reflect post-audit adjustments; (iii) revisions of services exports and imports to reflect post-audit adjustments and revised data from official sources; (iv) revisions of receipts under the primary income account to reflect post-audit adjustments and to include additional data from the Coordinated Direct Investment Survey (the “CDIS”); (v) revisions of payments under the primary income account to reflect post-audit adjustments, updates from the Bangko Sentral International Operations Department’s Medium and Long Term (“MLT”) Loans Transactions Report and additional data from the results of the CDIS; (vi) revisions of receipts under the secondary income account to reflect post-audit adjustments and data updates from the OECD’s Report on Grants to the Philippines; (vii) revisions of payments under the secondary income account to reflect post-audit adjustments; (viii) revisions of receipts under the capital account to reflect updated estimates from the OECD’s Report on Grants to the Philippines; (ix) revisions of the financial account to reflect post-audit adjustments and data updates from official sources; (x) revisions of direct investments assets and liabilities to reflect post-audit adjustments and additional data from the CDIS; (xi) revisions of direct investments liabilities to reflect updates from the Bangko Sentral International Operations Department’s MLT Loans Transactions Report; (xii) revisions of other investments assets to reflect post-audit adjustments and to include updates from the Bank of International Settlement; (xiii) revisions of other investments liabilities to reflect updates from the Bangko Sentral International Operations Department’s MLT and Short-Term Loans Transactions Report; and (xiv) revisions of net unclassified items. As a result of the revisions, the current account increased from $10.4 billion to $11.4 billion; goods imports decreased from $62.2 billion to $62.2 billion; goods net increased from a deficit of $17.7 billion to a deficit of $17.7 billion; services exports increased from $22.6 billion to $23.3 billion; services imports increased from $16.2 billion to $16.3 billion; services net increased from $6.4 billion to $7.0 billion; receipts under the primary income account and the income account net increased from $8.3 billion and $686 million, respectively, to $8.4 billion and $957 million, respectively, and payments under the primary income account decreased from $7.7 billion to $7.4 billion; receipts and payments under the secondary income account, and the secondary income account net increased from $21.6 billion, $578 million and $21.0 billion, respectively, to $21.7 billion, $606 million and $21.1 billion, respectively; capital account receipts and the capital account net increased from $133 million and $115 million, respectively, to $151 million and $134 million, respectively; the financial account decreased from $2.3 billion to $2.2 billion; direct investments assets and net decreased from $3.8 billion and $150 million, respectively, to $3.6 billion and a deficit of $90 million, respectively; direct investments liabilities increased from $3.7 billion to $3.7 billion; other investments assets and net increased from $3.6 billion and $3.2 billion, respectively, to $3.6 billion and $3.4 billion, respectively; other investments liabilities decreased from $395 million to $230 million; and net unclassified items decreased from a deficit of $3.2 billion to a deficit of $4.2 billion. As a result of the foregoing, there was no change to the overall balance of payments position of the Republic.

In September 2015, concurrently with the release of the balance of payments data for the first half of 2015, Bangko Sentral released revisions to the balance of payments data for 2014. These revisions consisted mainly of: (i) revisions of goods exports and imports to reflect updated data from the PSA; (ii) revisions of services exports and imports to reflect post-audit adjustments and revised data from official sources; (iii) revisions of primary income receipts and payments to reflect post-audit adjustments; (iv) revisions of secondary income receipts and payments to reflect post-audit adjustments; (v) revisions of direct investments assets to reflect post-audit adjustments and additional data from financial statements of private resident corporations; (vi) revisions of direct investments liabilities to reflect post-audit adjustments; (vii) revisions of portfolio investments assets to reflect updates from the CPIS; and (viii) revisions of net unclassified items. As a result of the revisions, the current account decreased from $12.7 billion to $11.0 billion; goods exports and imports increased from $47.8 billion and $63.6 billion, respectively, to $49.8 billion and $66.1 billion, respectively; goods net decreased from a deficit of $15.9 billion to a deficit of $16.3 billion; services exports and imports increased from $24.8 billion and $20.0 billion, respectively, to $25.5 billion and $22.0 billion, respectively; services net decreased from $4.9 billion to $3.5 billion; receipts under the primary income account and the income account net increased from $9.046 billion and $1.07 billion, respectively, to $9.054 billion and $1.08 billion, respectively and payments under the primary income account decreased from $7.974 billion to $7.971 billion; payments under the secondary income account decreased from $682 million to $650 million; secondary income net increased from $22.56 billion to $22.59 billion; the financial account increased from $10.1 billion to $10.5 billion; direct investments assets, liabilities and net increased from $7.0 billion, $6.201 billion and $789 million, respectively, to $7.2 billion, $6.202 billion and $976 million, respectively; portfolio investments assets and net increased from $2.5 billion and $2.5 billion, respectively, to $2.7 billion and $2.7 billion, respectively; and net unclassified items increased from a deficit of $5.5 billion to a deficit of $3.4 billion. As a result of the foregoing, there was no change to the overall balance of payments position of the Republic.

The following table sets out balance of payments of the Republic for 2010 to 2014, and preliminary data for the first nine months of 2015.

	Balance of Payments
	2010	2011	2012	2013	2014	2015(1)
	($ in millions)
Current account(2)	7,179	5,643	6,949	11,384	10,917	5,555

Exports	79,211	83,836	95,137	97,886	107,590	76,822
Imports	72,032	78,193	88,188	86,502	96,673	71,267
Goods, Services, and Primary Income	(10,417)	(12,924)	(12,550)	(9,690)	(11,671)	(11,042)
Total exports	61,241	64,792	75,080	76,206	84,352	59,577
Total imports	71,658	77,716	87,631	85,896	96,023	70,620
Goods and Services	(11,094)	(13,866)	(12,747)	(10,647)	(12,754)	(12,204)
Exports	54,554	57,155	66,823	67,848	75,298	52,494
Imports	65,648	71,021	79,571	78,495	88,052	64,697
Goods	(16,859)	(20,428)	(18,926)	(17,662)	(16,299)	(13,796)
Exports	36,772	38,276	46,384	44,512	49,824	31,932
Imports	53,631	58,705	65,310	62,174	66,122	45,729
Services	5,765	6,562	6,179	7,015	3,545	1,593
Exports	17,782	18,878	20,439	23,335	25,474	20,561
Imports	12,017	12,316	14,261	16,320	21,929	18,969
Primary Income	677	942	197	957	1,083	1,161
Receipts	6,688	7,637	8,257	8,358	9,054	7,083
Payments	6,010	6,695	8,060	7,401	7,971	5,922
Secondary Income	17,596	18,567	19,500	21,073	22,588	16,598
Receipts	17,970	19,044	20,057	21,680	23,238	17,245
Payments	374	477	557	606	650	647

Capital account(2)	88	160	95	134	101	59
Receipts	98	189	111	151	114	72
Payments	10	29	16	18	13	13
Financial account(3)	(11,491)	(5,319)	(6,748)	2,230	10,519	3,138
Net acquisition of financial assets(4)	945	593	3,846	6,337	16,422	4,189
Net incurrence of liabilities(4)	12,436	5,912	10,594	4,106	5,903	1,050
Direct investment	1,642	342	958	(90)	976	(160)
Net acquisition of financial assets(4)	2,712	2,350	4,173	3,647	7,178	4,377
Net incurrence of liabilities(4)	1,070	2,007	3,215	3,737	6,202	4,537
Portfolio investment	(4,890)	(3,663)	(3,205)	(1,001)	2,708	6,672
Net acquisition of financial assets(4)	1,468	(563)	964	(638)	2,705	3,424
Net incurrence of liabilities(4)	6,359	3,100	4,169	363	(3)	(3,248)
Financial derivatives	194	(1,005)	(14)	(88)	(48)	(70)
Net acquisition of financial assets(4)	(428)	(1,542)	(277)	(312)	(277)	(237)
Net incurrence of liabilities(4)	(621)	(537)	(264)	(224)	(229)	(166)
Other investment	(8,436)	(993)	(4,487)	3,410	6,883	(3,304)
Net acquisition of financial assets(4)	(2,807)	348	(1,014)	3,640	6,817	(3,375)
Net incurrence of liabilities(4)	5,629	1,341	3,473	230	(66)	(72)
Net unclassified items(5)	(3,515)	279	(4,556)	(4,202)	(3,358)	(668)

Overall balance of payments position(6)	15,243	11,400	9,236	5,085	(2,858)	1,808

Source: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)	Preliminary data for the first nine months of 2015.

(2)	Balances in the current and capital accounts are derived by deducting debit entries from credit entries.

(3)	Balances in the financial account are derived by deducting net incurrence of liabilities from net acquisition of financial assets.

(4)	Negative values of Net Acquisition of Financial Assets indicate withdrawal/disposal of financial assets; negative values of Net Incurrence of Liabilities indicate repayment of liabilities.

(5)	Net unclassified items is an offsetting account to the overstatement or understatement in either receipts or payments of the recorded balance of payments components relative to the overall balance of payments position.

(6)	The overall balance of payments position is calculated as the change in the country’s net international reserves, less non-economic transactions (revaluation and gold monetization/demonetization). Alternatively, it can be derived by adding the current and capital account balances less financial account plus net unclassified items.

Overall Balance of Payments Performance

In 2011, the overall balance of payments position of the Republic recorded a surplus of $11.4 billion, which was 25.2% lower than the $15.2 billion surplus recorded in 2010, reflecting the weaker performance of both the current and financial accounts. The financial account recorded a net inflow of $5.3 billion in 2011, representing a decrease of 53.7% from the $11.5 billion net inflow recorded in 2010 primarily due to significantly lower net inflows from other investments. The current account recorded a $5.6 billion surplus in 2011, a 21.4% reduction from the $7.2 billion surplus in 2010 due to a greater increase in net imports of goods, services and primary income as compared to the increase in net exports of goods, services and primary income.

In 2012, the overall balance of payments position of the Republic recorded a surplus of $9.2 billion which was 19.0% lower than the surplus of $11.4 billion in 2011, primarily as a result of a deficit in the net unclassified items account, which was partially offset by the higher surplus in the financial and current accounts. The net unclassified items account recorded a deficit of $4.6 billion in 2012, a reversal of the $279 million surplus recorded in 2011. The deficit in the net unclassified items account in 2012 was partially offset by a the higher surplus in the financial account of $6.7 billion, which was 26.9% higher than the $5.3 billion surplus recorded in 2011. The current account also recorded a higher surplus of $6.9 billion in 2012, which was 23.1% higher than the $5.6 billion surplus recorded in 2011.

In 2013, the overall balance of payments position of the Republic recorded a surplus of $5.1 billion, which was 44.9% lower than the $9.2 billion surplus recorded in 2012. The lower surplus was primarily the result of the reversal in the financial account from a net inflow in 2012 to a net outflow in 2013, although this was offset in part by a higher surplus in the current account. The financial account recorded net outflows of $2.2 billion in 2013, compared to a $6.7 billion net inflow in 2012. The current account recorded a surplus of $11.4 billion in 2013, representing an increase of 63.8% over the $6.9 billion surplus recorded in 2012.

In 2014, the overall balance of payments position of the Republic recorded a deficit of $2.9 billion, which was a reversal from the $5.1 billion surplus recorded in 2013. The reversal was primarily the result of a significant increase in the net outflow in the financial account. The financial account recorded net outflows of $10.5 billion in 2014, compared to a $2.2 billion net outflow in 2013. The substantial increase in net outflows was due primarily to the reversal in portfolio investments from net inflows of $1.0 billion to net outflows of $2.7 billion and to the net outflows in other investments, which more than doubled the previous year’s level.

Preliminary data indicate that in the first nine months of 2015, the overall balance of payments position of the Republic recorded a surplus of $1.8 billion, which was a reversal from the $3.4 billion deficit recorded in the first nine months of 2014. The reversal was primarily the result of a decrease of 45.9% in the net outflow in the financial account. The financial account recorded net outflows of $3.1 billion in the first nine months of 2015, compared to a $5.8 billion net outflow in the first nine months of 2014. The decrease in net outflows was due primarily to the reversal in other investments from net outflows of $4.5 billion to net inflows of $3.3 billion.

Current Account

In 2011, the current account recorded a surplus of $5.6 billion, 21.4% lower than the $7.2 billion surplus recorded in 2010. The lower surplus was primarily the result of a higher trade-in-goods deficit, which was partially offset by higher positive balances in the secondary income, primary income and services accounts. In 2011, the trade-in-goods deficit increased to $20.4 billion, 21.2% higher than the $16.9 billion deficit recorded in 2010. The secondary income account recorded a surplus of $18.6 billion in 2011, an increase of 5.5% from the $17.6 billion recorded in 2010. The trade-in-services surplus increased by 13.8% to $6.6 billion in 2011, from a surplus of $5.8 billion recorded in 2010. The surplus in the primary income account also increased by 39.1% to $942 million in 2011 from the $677 million surplus recorded in 2010.

In 2012, the current account recorded a $6.9 billion surplus, a 23.1% increase from the $5.6 billion surplus recorded in 2011. The increased surplus was primarily the result of a lower trade-in-goods deficit as well as a higher positive balance in the secondary income account, which was partially offset by a significant decrease in the primary income account. In 2012, the trade-in-goods deficit decreased to $18.9 billion, 7.4% lower than the $20.4 billion deficit recorded in 2011. The secondary income account recorded a surplus of $19.5 billion in 2012, an increase of 5.0% from the $18.6 billion recorded in 2011. These increases were partially offset by the lower surplus in the primary income account, which decreased by 79.1% to $197 million in 2012 from the $942 million surplus recorded in 2011.

In 2013, the current account recorded a surplus of $11.4 billion, 63.8% higher than the $6.9 billion surplus recorded in 2012. The increased surplus was primarily the result of increased surpluses in the secondary income, primary income and services accounts and a lower trade-in-goods deficit. The secondary income surplus, the largest driver, increased by 8.1% to a surplus of $21.1 billion in 2013 from $19.5 billion in 2012. The trade-in-goods deficit decreased by 6.7% to a deficit of $17.7 billion in 2013 from a deficit of $18.9 billion in 2012. The trade-in-services surplus increased by 13.5% to a surplus of $7.0 billion in 2013 from a surplus of $6.2 billion in 2012. The primary income surplus significantly increased to a $957 million surplus in 2013 from the $197 million surplus in 2012.

In 2014, the current account recorded a surplus of $10.9 billion, a decrease of 4.1% from the $11.4 billion surplus recorded in 2013. The decrease was primarily driven by a lower trade-in-services surplus of $3.5 billion in 2014, which decreased by 49.5% from the $7.0 billion surplus in 2013. Partially offsetting the lower trade-in-services surplus were increased secondary income surplus and a lower trade-in-goods deficit. Secondary income surplus increased to $22.6 billion in 2014, 7.2% higher than the $21.1 billion surplus recorded in 2013. The trade-in-goods deficit also fell by 7.7% to $16.3 billion in 2014 from $17.7 billion in 2013.

Preliminary data indicate that in the first nine months of 2015, the current account recorded a surplus of $5.5 billion, 18.7% lower than the $6.8 billion surplus recorded in the first nine months of 2014. The lower surplus in the current account was primarily the result of the larger trade-in-goods deficit. The trade-in-goods deficit increased by 20.9% to a deficit of $13.8 billion in the first nine months of 2015 from a deficit of $11.4 billion in the first nine months of 2014.

Goods Trade

Trading in goods significantly affects the Philippine economy. From 2010 to 2014, exports and imports of goods averaged 17.6% and 25.1% of the country’s GDP, respectively. A significant proportion of exports depends on imported raw materials or other inputs, rendering the country’s exports vulnerable to any import decline resulting from a peso depreciation. See “—Monetary System—Foreign Exchange System.”

In 2011, the trade-in-goods deficit increased to $20.4 billion, a 21.2% increase from the $16.9 billion deficit recorded in 2010. The increased deficit was due largely to faster growth in the country’s purchases of foreign goods as compared to the growth in exports. Imports of goods increased by 9.5% in 2011 as compared to 2010 levels while exports of goods increased by 4.1% in 2011 as compared to 2010 levels. The growth in the country’s merchandise exports in 2011 slowed largely due to the general slowdown of the global economy and the supply chain disruptions caused by the earthquake in Japan and flooding in Thailand.

In 2012, the trade-in-goods deficit was $18.9 billion, 7.4% lower than the trade-in-goods deficit of $20.4 billion in 2011. The lower deficit was largely due to growth in exports, which increased by 21.2% to $46.4 billion in 2012 from $38.3 billion in 2011. Higher export growth was mainly due to increased overseas sales of manufactured goods, particularly electronic products, wood manufactures, machinery and transport equipment and processed food and beverages.

In 2013, the trade-in-goods deficit was $17.7 billion, 6.7% lower than the trade-in-goods deficit of $18.9 billion in 2012. The lower deficit was primarily the result of a decrease in imports, which decreased 4.8% during 2013 to $62.2 billion, compared to $65.3 billion in imports in 2012. This was partially offset by a 4.0% decrease in exports of goods to $44.5 billion in 2013, from the $46.4 billion recorded in 2012. The larger decrease in imports of goods, as compared to the decrease in export of goods, was due mainly to a decrease in purchases of raw materials and intermediate goods, particularly for the manufacture of electronics. Also contributing to the decline in imports of goods was the decrease in purchases of mineral fuels and lubricants.

In 2014, the trade-in-goods deficit was $16.3 billion, 7.7% lower than the trade-in-goods deficit of $17.7 billion recorded in 2013. Exports of goods increased by 11.9% to $49.8 billion in 2014 from $44.5 billion in 2013, reflecting increased shipments of manufactured products. This increase was partially offset by a 6.3% increase in imports of goods to $66.1 billion in 2014 from $62.2 billion in 2013. The increase in imports of goods was primarily due to higher purchases of capital goods, consumer goods, and mineral fuels and lubricants.

According to preliminary data, the trade-in-goods deficit in the first nine months of 2015 increased by 20.9% to $13.8 billion, compared to the $11.4 billion recorded in the same period in 2014. Both exports and imports decreased in the first nine months of 2015; however, the increased deficit was the result of a greater decrease in exports compared to the decrease in imports. Exports decreased 15.6% during the first nine months of 2015 to $31.9 billion from $37.8 billion in the same period in 2014. The decrease in exports was partially offset by a decrease in imports of 7.1% to $45.7 billion during the same period, compared to imports of $49.2 billion in the first nine months of 2014.

Exports of Goods

The following tables set out the Republic’s exports of goods by major commodity group and destination, as reported by the PSA on a BPM5 basis.

	Exports by Major Commodity Groups
	Annual					Growth Rates	January- September		Growth Rates	Percentage of Total Exports
Commodities	2010	2011	2012	2013	2014	2014	2014	2015	2015(1)	2010	2014
	($ in millions, except percentages)
Agricultural products
Coconut products	1,508	1,784	1,392	1,471	1,613	9.7%	1,282	1,136	(11.4)%	2.9%	2.6%
Sugar and sugar products	52	390	177	300	141	(53.0)	137	31	(77.4)	0.1	0.2
Fruits and vegetables	654	991	1,205	1,530	1,782	16.5	1,418	892	(37.1)	1.3	2.9
Other agro-based products	708	854	807	948	1,126	18.8	848	723	(14.7)	1.4	1.8

Total agricultural based products	2,923	4,020	3,581	4,249	4,662	9.7	3,685	2,782	(24.5)	5.7	7.5

Forest products	28	50	59	92	86	(6.4)	59	42	(28.8)	0.1	0.1
Mineral products	1,929	2,840	2,337	3,412	4,038	18.3	3,279	2,290	(30.2)	3.7	6.5
Petroleum products	371	648	465	843	446	(47.1)	331	247	(25.4)	0.7	0.7
Manufacturing
Electronic products	31,080	23,795	22,604	23,916	26,287	9.9	19,256	20,919	8.6	60.4	42.3
Other electronics	1,473	1,448	2,433	2,724	2,977	9.3	2,247	2,428	8.1	2.9	4.8
Garments	1,722	1,912	1,594	1,604	1,870	16.6	1,427	1,218	(14.6)	3.3	3.0
Textile yarns/fabrics	169	184	170	188	247	31.3	183	153	(16.4)	0.3	0.4
Footwear	9	13	16	34	35	3.2	29	54	86.2	0.0	0.1
Travel goods and handbags	71	40	60	176	266	51.3	189	323	70.9	0.1	0.4
Wood manufacturing	1,029	1,683	2,159	3,086	2,963	(4.0)	2,301	2,012	(12.6)	2.0	4.8
Furniture and fixtures	152	165	180	251	370	47.6	271	242	(10.7)	0.3	0.6
Chemicals	1,577	1,939	1,948	2,861	2,774	(3.1)	2,142	1,563	(27.0)	3.1	4.5
Non-metallic mineral manufacturing	162	177	145	204	327	60.4	268	142	(47.0)	0.3	0.5
Machinery and transport equipment	2,574	2,811	5,314	3,803	5,364	41.1	4,123	3,971	(3.7)	5.0	8.6
Processed food and beverages	1,098	1,191	1,447	1,822	1,724	(5.4)	1,339	952	(28.9)	2.1	2.8
Iron and steel	163	202	253	160	108	(32.1)	78	78	0.0	0.3	0.2
Baby carriages, toys, games and sporting goods	168	188	239	329	291	(11.5)	216	249	15.3	0.3	0.5
Basketwork, wickerwork, and other articles of plaiting materials	43	46	43	50	49	(1.7)	38	38	0.0	0.1	0.1
Miscellaneous	337	423	1,534	558	688	23.3	500	458	(8.4)	0.7	1.1
Others	3,584	3,622	4,930	6,054	6,146	1.5	4,756	3,771	(20.7)	7.0	9.9

Total Manufacturing	45,411	39,838	45,069	47,819	52,485	9.8	39,365	38,572	(2.0)	88.2	84.5
Special transactions	835	910	589	281	383	36.5	260	347	33.5	1.6	0.6

Total exports	51,497	48,306	52,099	56,698	62,102	9.5	46,976	44,281	(5.7)%	100.0%	100.0%

Source: Philippine Statistics Authority.

Note:

(1)	Preliminary data for the first nine months of 2015.

	Export of Goods by Destination
							Percentage of Total Exports
Country	2010	2011	2012	2013	2014	2015(1)	2010	2014
	($ in millions, except percentages)
United States	7,559	7,102	7,417	8,324	8,661	6,713	14.7%	13.9%
European Union(2)	7,407	5,954	5,929	6,554	6,715	5,303	14.4	10.8
Japan	7,840	8,885	9,880	12,048	13,901	9,314	15.2	22.4
People’s Republic of China.	5,724	6,237	6,169	7,025	8,467	5,041	11.1	13.6
Hong Kong	4,336	3,701	4,776	4,541	5,512	4,569	8.4	8.9
South Korea	2,243	2,237	2,882	3,400	2,561	1,932	4.4	4.1
Singapore	7,319	4,279	4,867	4,142	4,451	2,704	14.2	7.2
Republic of China (Taiwan)	1,752	1,993	1,943	1,983	2,446	1,458	3.4	3.9
Southeast Asia(3)	4,218	4,405	4,925	4,693	4,678	3,651	8.2	7.5
Others	3,100	3,511	3,312	3,987	4,710	3,596	6.0	7.6

Total	51,498	48,305	52,100	56,698	62,102	44,281	100.0%	100.0%

Source: Philippine Statistics Authority.

Notes:

(1)	Preliminary data for the first nine months of 2015.

(2)	Includes Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, France, Federal Republic of Germany, Finland, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Slovak Republic, Slovenia, Spain, Sweden, Romania and the United Kingdom.

(3)	Includes only Malaysia, Indonesia, Thailand, Brunei Darussalam, Vietnam, Myanmar and Laos.

Exports of goods, as reported by the PSA on a BPM5 basis, contracted by 6.2% in 2011 and increased by 7.9% in 2012, 8.8% in 2013 and 9.5% in 2014. As a percentage of total exports, manufactured goods, as reported by the PSA, decreased from 88.2% in 2010 to 84.5% in 2014. This decrease was primarily a result of the decrease in exports of electronic products both in absolute terms and as a proportion of total exports from $31.1 billion or 60.4% of total exports in 2010 to $26.3 billion or 42.3% of total exports in 2014. Other than garments, iron and steel and basketwork, wickerwork and other articles of plaiting materials, exports of all other manufacturing products as a proportion of total exports increased from 2010 to 2014. In particular, exports of machinery and transport equipment increased from $2.6 billion or 5.0% of total exports in 2010 to $5.4 billion or 8.6% of total exports in 2014, exports of other commodities increased from $3.6 billion or 7.0% of total exports in 2010 to $6.1 billion or 9.9% of total exports in 2014 and exports of wood manufacturing increased from $1.0 billion or 2.0% of total exports in 2010 to $3.0 billion or 4.8% of total exports in 2014.

Japan accounted for, on average, 19.2% of total exports from 2010 to 2014. The United States accounted for, on average, 14.4% of total exports over the same period. In 2010, exports to the United States and Japan accounted for 14.7% and 15.2% of total exports, respectively. In 2014, exports to Japan increased to 22.4% of total exports, while exports to the United States decreased to 13.9% of total exports. The Republic aims to diversify its export markets and increase its exports to other countries, particularly ASEAN countries. The Republic is a party to the ASEAN Free Trade Agreement, which provides for reduced tariffs among ASEAN nations as well as plans for intra-regional investments, industrial linkages and banking and financial integration. In addition, the Republic is in negotiations with the European Free Trade Association to improve market access for Philippine exporters to the European market.

In 2011, according to PSA data, total exports of goods on a BPM5 basis contracted by 6.2% to $48.3 billion, compared to the $51.5 billion recorded in 2010. This decrease was mainly attributable to decreased exports of manufactured goods. Exports of manufactured goods, which comprised 82.5% of total exports, contracted 12.3% to $39.8 billion in 2011, compared to growth of 35.1% in 2010, reflecting lower demand for electronic products.

Total electronics exports decreased 23.4% from $31.1 billion in 2010 to $23.8 billion in 2011. Increases in exports of mineral products, petroleum products and coconut products partially offset the declines in exports of manufactured products.

In 2012, according to PSA data, total exports of goods on a BPM5 basis increased by 7.9% to $52.1 billion, as compared to $48.3 billion in 2011. This increase was driven primarily by an increase in exports of manufactured goods. Exports of manufactured goods, which comprised 86.5% of total exports, increased to $45.1 billion in 2012, an increase of 13.1% over the $39.8 billion recorded in 2011. The increase in manufacturing exports was largely driven by an 89.0% increase in machinery and transport equipment exports, from $2.8 billion in 2011 to $5.3 billion in 2012. Exports of other manufactured goods also increased by 36.1% to $4.9 billion in 2012 from $3.6 billion in 2011. Exports of miscellaneous goods increased to $1.5 billion in 2012 from $423 million in 2011. Exports of other electronics increased by 68.0% to $2.4 billion in 2012 from $1.4 billion in 2011. These increases were partially offset by a decrease in exports of mineral products, which decreased by 17.7% to $2.3 billion in 2012 from $2.8 billion in 2011, as well as a decrease in exports of agricultural based products, which decreased by 10.9% to $3.6 billion in 2012 from $4.0 billion in 2011.

In 2013, according to PSA data, total exports of goods on a BPM5 basis increased by 8.8% to $56.7 billion, as compared to $52.1 billion in 2012. This increase was driven primarily by an increase in exports of manufactured goods. Exports of manufactured goods, which comprised 84.3% of total exports, increased to $47.8 billion in 2013, an increase of 6.1% over the $45.1 billion recorded in 2012. The increase in manufacturing exports was largely driven by a 5.8% increase in exports of electronic products, from $22.6 billion in 2012 to $23.9 billion in 2013. Exports of other manufactured goods also increased by 22.8% to $6.1 billion in 2013 from $4.9 billion in 2012. Exports of wood manufacturing increased by 42.9% to $3.1 billion in 2013 from $2.2 billion in 2012. These increases were partially offset by a decrease in exports of machinery and transport equipment, which decreased by 28.4% to $3.8 billion in 2013 from $5.3 billion in 2012, as well as a decrease in exports of miscellaneous goods, which decreased by 63.6% to $558 million in 2013 from $1.5 billion in 2012.

In 2014, according to PSA data, total exports of goods on a BPM5 basis increased by 9.5% to $62.1 billion, as compared to $56.7 billion in 2013. This increase was driven primarily by an increase in exports of manufactured goods. Exports of manufactured goods, which comprised 84.5% of total exports, increased to $52.5 billion in 2014, an increase of 9.8% over the $47.8 billion recorded in 2013. The increase in manufacturing exports was largely driven by a 9.9% increase in exports of electronic products, from $23.9 billion in 2013 to $26.3 billion in 2014. Exports of machinery and transport equipment also increased by 41.1% to $5.4 billion in 2014 from $3.8 billion in 2013. These increases were partially offset by a decrease in exports of petroleum products, which decreased by 47.1% to $446 million in 2014 from $843 million in 2013, as well as a decrease in exports of sugar and sugar products, which decreased by 53.0% to $141 million in 2014 from $300 million in 2013.

In the first nine months of 2015, according to preliminary PSA data, total exports of goods on a BPM5 basis decreased by 5.7% to $44.3 billion, compared to the $47.0 billion recorded in the first nine months of 2014. This decrease was driven primarily by the decreases in exports of mineral products, agricultural products and manufactured goods. Exports of mineral products, which comprised 5.2% of total exports, decreased to $2.3 billion in the first nine months of 2015, a decrease of 30.2% from the $3.3 billion recorded in the same period of 2014. Exports of agricultural products, which comprised 6.3% of total exports, decreased to $2.8 billion in the first nine months of 2015, a decrease of 24.5% from the $3.7 billion recorded in the same period of 2014. The decrease in agricultural products exports was largely driven by a 37.1% decrease in exports of fruits and vegetables, which decreased to $892 million in the first nine months of 2015 from $1.4 billion in the same period of 2014, primarily as a result of the significant decrease in exports of bananas. Exports of manufactured goods, which comprised 87.1% of total exports, decreased to $38.6 billion in the first nine months of 2015, a decrease of 2.0% from the $39.4 billion recorded in the same period of 2014. The decrease in manufacturing exports was largely driven by a 20.7% decrease in exports of other manufactured goods, which decreased to $3.8 billion in the first nine months of 2015 from $4.8 billion in the same period of 2014. These decreases were partially offset by an increase in exports of electronic products, which increased by 8.6% to $20.9 billion in the first nine months of 2015 from $19.3 billion in the same period of 2014.

Imports of Goods

The following tables set out the sources of the Philippines’ imports of goods by commodity group and by country.

	Imports of Goods by Commodity Group
	Annual					Growth Rates	January- September		Growth Rate	Percentage of Total Imports
Commodities	2010	2011	2012	2013	2014	2014	2014	2015	2015(1)	2010	2014
	($ in millions, except percentages)
Capital goods	16,509	15,256	17,494	17,210	16,119	(6.3)%	11,801	14,083	19.3	30.1%	24.6%
Raw materials and intermediate goods
Unprocessed raw materials	2,530	2,731	2,775	2,819	2,020	(28.3)	1,507	1,632	8.3	4.6	3.1
Semi-processed raw materials	18,030	22,104	19,739	20,646	24,188	17.2	17,865	19,856	11.1	32.8	37.0

Raw materials and intermediate goods	20,560	24,835	22,513	23,465	26,208	11.7	19,372	21,488	10.9	37.4	40.1

Mineral fuels and lubricants	9,589	12,552	13,752	13,140	13,189	0.4	10,607	6,148	(42.0)	17.5	20.2
Consumer goods
Durable	2,957	3,213	3,687	3,942	4,447	12.8	3,187	3,978	24.8	5.4	6.8
Non-durable	4,453	3,776	4,027	4,102	4,982	21.5	3,499	3,932	12.4	8.1	7.6

Total consumer goods	7,410	6,989	7,714	8,044	9,428	17.2	6,686	7,910	18.3	13.5	14.4

Special transactions(2)	864	863	655	552	453	(17.9)	338	372	10.1	1.6	0.7

Total imports	54,933	60,496	62,129	62,411	65,398	4.8%	48,803	50,000	2.5	100.0	100.0%

Source: Philippine Statistics Authority.

Notes:

(1)	Preliminary data for the first nine months of 2015.

(2)	Excludes value of goods that do not involve change in ownership such as consigned, returned/replacement and temporarily imported goods.

	Imports of Goods by Source
							Percentage of Total Imports
Country	2010	2011	2012	2013	2014	2015(1)	2010	2014
	($ in millions, except percentages)
Japan	6,744	6,516	6,470	5,191	5,252	4,456	12.3%	8.0%
United States	5,887	6,536	7,124	7,020	5,738	5,566	10.7	8.8
Southeast Asia(2)	10,303	9,437	9,801	9,304	11,038	8,499	18.8	16.9
People’s Republic of China	4,628	6,085	6,680	8,072	9,870	8,059	8.4	15.1
Hong Kong	1,470	1,510	1,466	1,298	1,660	1,347	2.7	2.5
Taiwan	3,676	4,209	4,855	4,883	4,449	3,871	6.7	6.8
Republic of Korea	3,833	4,420	4,526	4,822	5,083	3,147	7.0	7.8
Singapore	5,187	4,899	4,405	4,236	4,592	3,457	9.4	7.0
Oceania(3)	1,563	1,845	1,990	1,662	1,299	1,044	2.8	2.0
European Union(4)	3,979	4,453	4,649	6,254	7,623	4,995	7.2	11.7
Middle East(5)	4,655	6,414	6,636	5,388	4,843	2,863	8.5	7.4
Others	3,009	4,172	3,528	4,280	3,950	2,697	5.5	6.0

Total	54,933	60,496	62,129	62,411	65,398	50,000	100.0%	100.0%

Source: Philippine Statistics Authority.

Notes:

(1)	Preliminary data for the first nine months of 2015.

(2)	Includes only Malaysia, Indonesia, Thailand, Brunei Darussalam, Vietnam, Myanmar and Laos.

(3)	Includes Australia, New Zealand and Pacific Island countries including Fiji Island, Papua Territory (New Guinea), Solomon Island, Tonga Island, Vanuatu (New Hebrides) and Western Samoa.

(4)	Includes Austria, Belgium, Bulgaria, Croatia, Cyprus, Czech Republic, Denmark, Estonia, France, Federal Republic of Germany, Finland, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Netherlands, Poland, Portugal, Slovak Republic, Slovenia, Spain, Sweden, Romania and the United Kingdom.

(5)	Includes Iran, Iraq, Kuwait, Saudi Arabia, the United Arab Emirates and other Middle Eastern countries.

In 2011, according to PSA data, total imports of goods increased by 10.1% to $60.5 billion, compared to the $54.9 billion recorded in 2010. This increase was primarily attributable to an increase in imports of semi-processed raw materials. Imports of semi-processed raw materials increased 22.6% to $22.1 billion in 2011, compared to the $18.0 billion recorded in 2010, primarily as a result of increased imports of chemicals, manufactured goods and materials for the manufacture of electric equipment. Imports of mineral fuels and lubricants also increased 30.9% to $12.6 billion in 2011, compared to $9.6 billion in 2010, primarily as a result of increased imports of petroleum crude. These increases offset decreases in the imports of capital goods and consumer goods.

In 2012, according to PSA data, total imports of goods increased by 2.7%, to $62.1 billion compared to the $60.5 billion recorded in 2011. This increase was primarily due to increased imports of capital goods and mineral fuels and lubricants. Imports of capital goods increased by 14.7% to $17.5 billion in 2012 from $15.3 billion in 2011 due primarily to increases in imports of aircraft, ships and boats and telecommunication equipment and electric machinery. Imports of mineral fuels and lubricants increased by 9.6% to $13.8 billion in 2012 from $12.6 billion in 2011 due primarily to increases in Others. These increases were partially offset by a contraction in imports of raw materials and intermediate goods of 9.3% to $22.5 billion in 2012 from $24.8 billion in 2011, due primarily to a contraction of imports of semi-processed raw materials.

In 2013, according to PSA data, total imports of goods increased by 0.5%, to $62.4 billion compared to the $62.1 billion recorded in 2012. This increase was primarily due to increased imports of raw materials and intermediate goods. Imports of raw materials and intermediate goods increased by 4.2% to $23.5 billion in 2013 from $22.5 billion in 2012 due primarily to increases in imports of materials for the manufacture of electric equipment. Imports of consumer goods also increased by 4.3% to $8.0 billion in 2013 from $7.7 billion in 2012 due primarily to increases in imports of durable consumer goods such as passenger cars and home appliances. These increases were partially offset by lower imports of mineral fuels and lubricants which decreased by 4.5% to $13.1 billion in 2013 from $13.8 billion in 2012, due primarily to a contraction of imports of petroleum crude.

In 2014, according to PSA data, total imports of goods increased by 4.8%, to $65.4 billion compared to the $62.4 billion recorded in 2013. This increase was primarily due to increased imports of raw materials and intermediate goods. Imports of raw materials and intermediate goods increased by 11.7% to $26.2 billion in 2014 from $23.5 billion in 2013 due primarily to increases in imports of materials for the manufacture of electric equipment, chemicals and manufactured goods. Imports of consumer goods also increased by 17.2% to $9.4 billion in 2014 from $8.0 billion in 2013 due primarily to increases in imports of non-durable consumer goods, primarily food and live animals for food. These increases were partially offset by lower imports of capital goods which decreased by 6.3% to $16.1 billion in 2014 from $17.2 billion in 2013, due primarily to a contraction of imports of telecommunication equipment and electric machinery.

In the first nine months of 2015, according to preliminary PSA data, total imports of goods increased by 2.5%, to $50.0 billion compared to the $48.8 billion recorded in the first nine months of 2014. This increase was primarily due to increased imports of raw materials and intermediate goods. Imports of raw materials and intermediate goods increased by 10.9% to $21.5 billion in the first nine months of 2015 from $19.4 billion in the first nine months of 2014 due primarily to increases in imports of materials for the manufacture of electric equipment. Imports of capital goods also increased by 19.3% to $14.1 billion in the first nine months of 2015 from $11.8 billion in the first nine months of 2014 due primarily to an increase in imports of telecommunication equipment and electrical machinery. These increases were partially offset by lower imports of mineral fuels and lubricant which decreased by 42.0% to $6.1 billion in the first nine months of 2015 from $10.6 billion in the first nine months of 2014, due primarily to a decreases in imports of others mineral fuels and lubricant and petroleum crude.

Services Trade

The following table sets out the Republic’s services trade by sector for the periods indicated.

	Services Trade
	2010	2011	2012	2013	2014	2015(1)
	($ in millions)
Total services trade	5,765	6,562	6,179	7,015	3,545	1,593

Exports	17,782	18,878	20,439	23,335	25,474	20,561
Imports	12,017	12,316	14,261	16,320	21,929	18,969
Maintenance and repair services	85	(15)	(22)	(189)	(22)	(10)
Exports	106	75	95	68	79	71
Imports	22	91	117	256	101	81
Transportation	(1,974)	(1,783)	(2,017)	(1,782)	(1,898)	(1,427)

Exports	1,347	1,424	1,594	1,637	1,888	1,387
Imports	3,321	3,207	3,611	3,419	3,786	2,814
of which: Passenger	319	416	310	342	497	375
Exports	796	855	902	909	1,028	774
Imports	477	439	592	567	532	400
of which: Freight	(1,939)	(1,933)	(1,976)	(1,779)	(2,033)	(1,519)
Exports	368	383	464	521	586	393
Imports	2,306	2,316	2,440	2,300	2,619	1,911
of which: Other	(354)	(266)	(351)	(345)	(362)	(283)
Exports	183	186	228	207	273	220
Imports	537	452	579	552	635	503
Travel	(2,842)	(2,419)	(2,487)	(3,143)	(6,741)	(6,112)

Exports	2,645	3,198	4,061	4,690	5,023	3,994
Imports	5,487	5,616	6,548	7,833	11,763	10,106
Construction services	101	(4)	58	11	(24)	(11)

Exports	121	46	100	89	46	45
Imports	20	51	42	77	70	56
Insurance and pension services	(813)	(865)	(807)	(704)	(686)	(500)

Exports	67	74	74	101	129	89
Imports	880	939	881	805	815	589
Financial services	(111)	(169)	(153)	(217)	(129)	(72)

Exports	116	104	101	85	190	284
Imports	228	274	253	302	319	355
Charges for the use of intellectual property	(442)	(437)	(464)	(526)	(537)	(474)

Exports	4	5	8	3	10	10
Imports	446	442	471	529	547	484

	Services Trade
	2010	2011	2012	2013	2014	2015(1)
	($ in millions)
Telecommunications, computer, and information services	1,999	2,428	2,654	2,809	2,838	2,053
Exports	2,236	2,769	3,003	3,336	3,472	2,544
Imports	237	341	349	527	634	491
Other business services	10,066	10,099	9,654	10,941	10,912	8,419

Exports	11,087	11,113	11,306	13,208	14,473	12,021
Imports	1,021	1,014	1,652	2,267	3,561	3,602
Personal, cultural and recreational services	(11)	18	47	63	97	(62)

Exports	41	58	84	107	151	107
Imports	52	40	37	44	54	170
Government services	(291)	(291)	(284)	(248)	(265)	(211)

Exports	12	12	14	14	14	10
Imports	303	303	298	262	279	222

Source: Bangko Sentral.

Note:

(1)	Preliminary data for the first nine months of 2015.

In 2011, the trade-in-services account recorded a surplus of $6.6 billion, a 13.8% increase from the $5.8 billion surplus recorded in 2010. This increase resulted mainly from higher net receipts in telecommunications, computer and information services, which increased by 21.5% to $2.4 billion in 2011 from $2.0 billion in 2010. Also contributing to the increase in surplus was lower net payments for travel services, which decreased by 14.9% to a deficit of $2.4 billion in 2011 from a deficit of $2.8 billion in 2010. Lower net payments for transportation also contributed to the surplus.

In 2012, the trade-in-services account recorded a surplus of $6.2 billion, a 5.8% decrease from the $6.6 billion surplus recorded in 2011. This decrease was mainly attributable to lower net receipts in other business services, which decreased by 4.4% to $9.7 billion in 2012 from $10.1 billion in 2011, as well as higher net payments in transportation, which increased by 13.1% to $2.0 billion in 2012 from $1.8 billion in 2011. These factors were partially offset by higher net receipts in telecommunications, computer and information services of $2.7 billion in 2012, an increase of 9.3% from $2.4 billion in 2011.

In 2013, the trade-in-services account recorded a surplus of $7.0 billion, 13.5% higher than the $6.2 billion surplus recorded in 2012. The higher surplus was mainly attributable to higher net receipts from other business services, which recorded a larger surplus of $10.9 billion in 2013, a 13.3% increase compared to the surplus of $9.7 billion in 2012, primarily as a result of higher exports of technical, trade-related and other business services. The higher surplus was also attributable to the lower deficit in transportation services in 2013 of $1.8 billion, 11.6% lower than the $2.0 billion in 2012, as well as a higher surplus in telecommunications, computer and information services in 2013 of $2.8 billion, 5.9% higher than the $2.7 billion in 2012. These factors were partially offset by a 26.4% larger deficit in travel services, which increased to $3.1 billion in 2013 from a deficit of $2.5 billion in 2012.

In 2014, the trade-in-services account recorded a surplus of $3.5 billion, 49.5% lower than the $7.0 billion surplus recorded in 2013. The lower surplus was mainly attributable to the significantly larger deficit in travel services, which recorded a deficit of $6.7 billion in 2014 compared to the deficit of $3.1 billion in 2013, primarily as a result of increased levels of travel services provided by foreign entities. The lower surplus was also attributable to the larger deficit in transportation services in 2014 of $1.9 billion, which increased 6.5% over the $1.8 billion deficit in 2013. These factors were partially offset by a lower deficit in maintenance and repair services, which recorded a deficit of $22 million in 2014, compared to a deficit of $189 million deficit recorded in 2013.

In the first nine months of 2015, according to preliminary data, the trade-in-services account recorded a surplus of $1.6 billion, a 16.0% increase from the $1.4 billion surplus recorded in the first nine months of 2014. The higher surplus was attributable to an increase in the surplus in other business services of 5.4% to $8.4 billion in the first nine months of 2015 from $8.0 billion in the first nine months of 2014. The higher surplus was also attributable to a decrease in the deficit in financial services to $72 million in the first nine months of 2015, a 47.6% decrease from the deficit of $137 million in the first nine months of 2014. These results were partially offset by a reversal of the surplus in personal, cultural and recreational services of $49 million in the first nine months of 2014 to a deficit of $62 million in the first nine months of 2015. Other factors that offset the higher surplus were increased charges for the use of intellectual property and a higher deficit in travel services.

Primary Income

The following table sets out the Republic’s primary income for the periods indicated. Entries with “zero” balances indicate either that there were no relevant transactions during the period or that the Republic had not yet begun to track and record the relevant entry. Under the BPM6 methodology, the residency of seasonal workers, such as OFWs, was classified according to the length of their intended stay in the host country. Generally, OFWs who are expected to be working abroad for less than one year are classified as Philippine residents and their gross earnings are reflected under the primary income account. On the other hand, OFWs who are expected to be working abroad for one year or more are classified as non-residents and their remittances are reflected under the current transfers account. This methodology also takes into account cash remittances made by OFWs through informal channels, as well as remittances-in-kind. Calculation of these cash remittances and remittances-in-kind are based on data from the PSA’s Survey of Overseas Filipinos. Trade credits are based on surveys and external debt reports. The BPM6 methodology also adds a supplementary personal remittances account that aggregates all OFW remittances irrespective of OFWs’ intended stay in the host country in order to facilitate analysis of all transfers from households outside the Philippines to those within the Philippines without the need to add the resident and non-resident OFW remittances accounts. Figures in this prospectus also reflect the change in treatment of the property income and expense accounts pursuant to BPM6.

	Primary Income
	2010	2011	2012	2013	2014	2015(1)
	($ in millions)
Total Primary Income	677	942	197	957	1,083	1,161

Credit	6,688	7,637	8,257	8,358	9,054	7,083
Debit	6,010	6,695	8,060	7,401	7,971	5,922
Compensation of employees	5,059	5,749	6,417	6,874	7,383	5,731

Credit	5,141	5,853	6,524	7,039	7,516	5,816
Debit	82	104	107	165	133	85
Investment income	(4,381)	(4,808)	(6,220)	(5,917)	(6,300)	(4,569)

Credit	1,546	1,784	1,733	1,320	1,539	1,268
Debit	5,928	6,592	7,953	7,236	7,839	5,837
Direct investment income	(1,984)	(2,374)	(3,381)	(2,962)	(3,543)	(2,504)
Credit	433	535	573	556	666	537
Debit	2,417	2,910	3,955	3,518	4,208	3,041
Income on equity and investment fund shares	(2,228)	(2,757)	(3,817)	(3,279)	(3,866)	(2,834)
Credit	116	105	70	182	261	129
Debit	2,344	2,862	3,887	3,460	4,127	2,963
Dividends and withdrawals from income of quasi-corporations	(2,045)	(1,785)	(3,000)	(2,972)	(3,171)	(2,348)
Credit	116	104	69	69	136	39
Debit	2,161	1,889	3,069	3,040	3,307	2,387

	Primary Income
	2010	2011	2012	2013	2014	2015(1)
	($ in millions)
Reinvested earnings	(182)	(972)	(817)	(307)	(695)	(486)
Credit	0	1	1	113	125	90
Debit	182	973	819	420	820	575
Income on debt (interest)	244	383	436	316	323	330
Credit	317	430	503	374	404	408
Debit	73	48	67	57	81	78
Portfolio investment income	(2,569)	(2,786)	(3,127)	(3,102)	(3,096)	(2,388)
Credit	114	116	121	99	117	128
Debit	2,683	2,902	3,247	3,202	3,213	2,516
Income on equity and investment fund shares	(887)	(861)	(1,011)	(982)	(1,108)	(990)
Credit	0	0	0	1	0	1
Debit	887	861	1,011	982	1108	991
Dividends on equity excluding investment fund shares	(887)	(861)	(1,011)	(982)	(1,108)	(990)
Credit	0	0	0	1	0	1
Debit	887	861	1,011	982	1,108	991
Interest	(1,682)	(1,925)	(2,116)	(2,121)	(1,988)	(1,398)
Credit	114	116	121	99	116	127
Debit	1,796	2,041	2,236	2,219	2,105	1,525
Short term (Money market instruments)	(60)	(238)	(309)	(392)	(237)	(144)
Credit	0	1	0	1	0	11
Debit	60	239	309	393	237	155
Long term (Bonds and notes)	(1,622)	(1,687)	(1,806)	(1,729)	(1,751)	(1,254)
Credit	114	115	121	98	116	115
Debit	1,736	1,802	1,927	1,827	1,868	1,370
Central Banks	(25)	(21)	(20)	(20)	(20)	(7)
Deposit-taking corporation, except the central bank	(31)	(48)	(60)	(60)	(68)	(63)
General government	(1,306)	(1,273)	(1,384)	(1,247)	(1,251)	(1,017)
Other sectors	(261)	(345)	(342)	(401)	(411)	(166)
Credit	114	115	121	98	116	115
Debit	375	460	463	499	528	282
Other investment income	(431)	(447)	(441)	(424)	(228)	(156)
Receipts	397	333	310	93	190	125
Payments	828	780	751	517	418	280
Central banks	(3)	(6)	(2)	(1)	(1)	0
Credit	0	0	0	0	0	0
Debit	3	6	2	1	1	0
Deposit-taking corporations, except the central bank	160	77	38	6	97	52
Credit	281	208	153	65	161	93
Debit	121	131	115	59	64	41
General government	(372)	(356)	(330)	(234)	(190)	(118)
Other sectors	(215)	(162)	(147)	(195)	(135)	(89)
Credit	116	125	157	28	28	32
Debit	331	287	304	223	163	121

Source: Bangko Sentral.

Note:

(1)	Preliminary data for first nine months of 2015.

In 2011, the primary income account recorded a surplus of $942 million, an increase of 39.1% from the $677 million surplus recorded in 2010. The larger surplus was primarily the result of a 13.6% increased surplus in the compensation of employees account, to $5.7 billion in 2011 from $5.1 billion in 2010. This larger surplus was offset in part by a larger deficit in the investment income account, which increased by 9.7% to a deficit of $4.8 billion in 2011, compared to a deficit of $4.4 billion in 2010.

In 2012, the primary income account recorded a surplus of $197 million, a decrease of 79.1% from the surplus of $942 million in 2011. The lower surplus was mainly due to a larger deficit in investment income, which increased by 29.4% to a deficit of $6.2 billion in 2012, compared to a deficit of $4.8 billion in 2011. This deficit was partially offset by an 11.6% increase in the surplus in the compensation of employees account to $6.4 billion in 2012 from the $5.7 billion recorded in 2011.

In 2013, the primary income account recorded a surplus of $957 million, a significant increase from the $197 million surplus recorded in 2012. This increased surplus was primarily the result of a 7.1% increased surplus in the compensation of employees account, to $6.9 billion in 2013 from $6.4 billion in 2012. Primary income from investments also increased by 4.9% to a deficit of $5.9 billion in 2013, compared to a deficit of $6.2 billion in 2012.

In 2014, the primary income account recorded a surplus of $1.1 billion, 13.2% higher than the $957 million surplus recorded in 2013. The increased surplus was primarily the result of a 7.4% increase in the compensation of employees account to $7.4 billion in 2014, from $6.9 billion in 2013. This was partially offset by a 6.5% increase in net payments of investment income to $6.3 billion in 2014 from $5.9 billion in 2013, which was largely due to higher payments for dividends and reinvested earnings to foreign direct investors.

In the first nine months of 2015, according to preliminary data, the primary income account recorded a surplus of $1.2 billion, a significant increase from the $559 million surplus recorded in the first nine months of 2014. The increased surplus was primarily the result of an 8.1% decrease in net payments of investment income to $4.6 billion in the first nine months of 2015, from $4.9 billion in the first nine months of 2014. The surplus in the compensation of employees account also increased by 3.6% to $5.7 billion in the first nine months of 2015 from $5.5 billion in the first nine months of 2014.

Secondary Income

The following table sets out the Republic’s secondary income for the periods indicated. Secondary income primarily includes OFW remittances, as well as private and institutional gifts, donations and grants. As described above under “—Primary Income,” under the BPM6 methodology, the residency of seasonal workers such as OFWs is classified according to the intended length of their stay in the host country. The BPM6 methodology also adds a supplementary personal transfers account that aggregates all remittances, including those from non-OFW permanent migrants abroad. Figures in this prospectus also reflect the change in treatment of the property income and expense accounts pursuant to BPM6.

	Secondary Income
	2010	2011	2012	2013	2014	2015(1)
	($ in millions)
Total Secondary Income	17,596	18,567	19,500	21,073	22,588	16,598
Credit	17,970	19,044	20,057	21,680	23,238	17,245
Debit	374	477	557	606	650	647
General Government	611	588	669	859	806	539
Receipts	633	603	690	908	849	589
Payments	22	15	21	50	43	50
Financial corporations, nonfinancial corporations, households and non-profit institutions serving households	16,985	17,979	18,831	20,215	21,781	16,058

	Secondary Income
	2010	2011	2012	2013	2014	2015(1)
	($ in millions)
Credit	17,337	18,442	19,367	20,771	22,389	16,656
Debit	352	462	536	557	607	598
Personal transfers	16,389	17,169	18,040	19,633	20,838	15,585
Credit	16,415	17,201	18,086	19,678	20,888	15,616
Debit	27	31	45	46	50	31
Other transfers	596	810	791	582	944	474
Credit	921	1,241	1,281	1,093	1,501	1,040
Debit	325	431	491	511	557	567

Source: Bangko Sentral.

Note:

(1)	Preliminary data for the first nine months of 2015.

In 2011, the secondary income account recorded a surplus of $18.6 billion, 5.5% higher than the $17.6 billion surplus recorded in 2010. The increased surplus was due mainly to a 5.5% increase in remittances of non-resident OFWs to $17.1 billion in 2011 compared to $16.2 billion in 2010.

In 2012, the secondary income account recorded a surplus of $19.5 billion, a 5.0% increase from the $18.6 billion surplus recorded in 2011. The increased surplus was due mainly to higher remittances from non-resident OFWs, which increased by 4.7% to $18.0 billion in 2012 from $17.1 billion in 2011.

In 2013, the secondary income account recorded a surplus of $21.1 billion, an 8.1% increase from the $19.5 billion surplus recorded in 2012. This higher surplus was primarily the result of a 7.3% increase in the financial corporations, nonfinancial corporations, households and non-profit institutions serving households (“NPISHs”) account, which recorded a $20.2 billion surplus in 2013, compared to a surplus of $18.8 billion in 2012. This was primarily due to a 7.4% increase in the personal transfers by workers account to a surplus of $19.3 billion in 2013, compared to a surplus of $18.0 billion in 2012. The surplus in the general government account, which increased by 28.4% in 2013 to $859 million from $669 million in 2012, also contributed to the higher surplus in the secondary income account.

In 2014, the secondary income account recorded a surplus of $22.6 billion, a 7.2% increase from the $21.1 billion surplus recorded in 2013. This higher surplus was primarily the result of a 7.7% increase in the financial corporations, nonfinancial corporations, households and NPISHs account surplus of $21.8 billion in 2014, compared to a surplus of $20.2 billion in 2013, primarily as a result of a 5.7% increase in the personal transfers by workers account to a surplus of $20.4 billion in 2014, compared to a surplus of $19.3 billion in 2013. These increases were partially offset by the lower surplus in the general government secondary income account, which decreased by 6.2% in 2014 to a surplus of $806 million from a surplus of $859 million in 2013.

According to preliminary data, the secondary income account recorded a surplus of $16.6 billion in the first nine months of 2015, 1.8% higher than the $16.3 billion surplus recorded in the first nine months of 2014. The increased surplus was due mainly to a 4.0% increase in non-resident workers’ remittances to $15.3 billion in the first nine months of 2015 from $14.7 billion in the first nine months of 2014. The higher level of remittances was partially offset by a lower surplus in the other transfers account, which decreased by 32.3% to a surplus of $474 million in the first nine months of 2015 from a surplus of $700 million in the first nine months of 2014.

Financial Account

The financial account is divided into four categories: direct investments, portfolio investments, financial derivative investments and other investments.

The following table sets out the Republic’s direct investments for the periods indicated.

	Direct Investments
	2010	2011	2012	2013	2014	2015(1)
	($ in millions)
Total direct investment	1,642	342	958	(90)	976	(160)

Net acquisition of financial assets	2,712	2,350	4,173	3,647	7,178	4,377

Direct investor in direct investment enterprises	615	229	1,189	865	3,063	959
Placements	679	280	1,232	921	3,397	1,264
Withdrawals	63	51	42	57	334	305
Reinvestment of earnings	—	1	1	113	125	90
Debt instruments	2,097	2,120	2,982	2,669	3,989	3,329
Claims on affiliated enterprises	2,325	2,356	2,369	1,911	3,535	2,961
Liabilities to affiliated enterprises	(228)	(236)	613	757	455	368
Net incurrence of liabilities	1,070	2,007	3,215	3,737	6,202	4,537

Equity capital	(214)	1,531	2,824	1,084	2,856	2,014
Direct investor in direct investment	(396)	558	2,006	664	2,035	1,439
Placements	1,235	1,021	2,539	2,461	2,614	2,228
Withdrawals	1,631	463	534	1,797	578	789
Reinvestment of earnings	182	973	819	420	820	575
Debt Instruments	1,284	477	391	2,654	3,347	2,522
Claims on direct investors	1,284	277	238	1,954	3,272	2,522
Liabilities to direct investors	—	200	153	700	75	—

Source: Bangko Sentral.

Note:

(1)	Preliminary data for the first nine months of 2015.

The following table sets out the Republic’s portfolio investments for the periods indicated.

	Portfolio Investments
	2010	2011	2012	2013	2014	2015(1)
	($ in millions)
Portfolio Investment	(4,890)	(3,663)	(3,205)	(1,001)	2,708	6,672
Net acquisition of financial assets	1,468	(563)	964	(638)	2,705	3,424
Equity securities	3	19	20	68	235	753
Central banks	—	—	—	—	50	95
Deposit-taking corporations, except the central bank	1	—	—	—	(3)	(2)
Other sectors	2	19	20	69	187	660
Debt securities	1,465	(583)	944	(706)	2,470	2,671
Central bank	—	—	—	4	476	47
Deposit-taking corporations, except the central bank	1,407	(815)	882	(1,252)	1,371	2,297
Other sectors	58	233	62	542	624	327
Net incurrence of liabilities	6,359	3,100	4,169	363	(3)	(3,248)
Equity securities	833	1,040	1,753	(34)	1,196	(943)
Deposit-taking corporations, except the central bank	486	36	126	(287)	255	(138)
Other sectors	347	1,004	1,626	253	941	(805)
Debt securities	5,526	2,060	2,417	397	(1,199)	(2,305)
Central bank	(28)	(2)	(13)	9	6	(2)
Deposit-taking corporations, except the central bank	188	241	324	(42)	(50)	222
General government	5,065	1,678	1,953	193	(1,533)	(1,840)
Other sectors	301	143	152	238	378	(685)

Source: Bangko Sentral.

Note:

(1)	Preliminary data for the first nine months of 2015.

The following table sets out the Republic’s financial derivative investments for the periods indicated.

	Financial Derivative Investments
	2010	2011	2012	2013	2014	2015(1)
	($ in millions)
Total financial derivatives	194	(1,005)	(14)	(88)	(48)	(70)

Assets	(428)	(1,542)	(277)	(312)	(277)	(237)

Deposit-taking corporations, except the central bank	(383)	(1,530)	(269)	(291)	(276)	(237)
Other sectors(2)	(44)	(12)	(8)	(21)	(1)	—
Liabilities	(621)	(537)	(264)	(224)	(229)	(166)

Deposit-taking corporations, except the central bank	(569)	(515)	(262)	(206)	(229)	(166)
Other sectors(2)	(52)	(22)	(2)	(18)	—	—

Source: Bangko Sentral.

Notes:

(1)	Preliminary data for the first nine months of 2015.

(2)	Includes financial institutions with quasi-banking licenses.

From 2010 to November 2015, the Government did not engage in derivative transactions for either hedging or speculative purposes. However, Bangko Sentral occasionally engages in derivative instrument transactions such as options, forwards and swaps for purposes of managing risk and enhancing yield.

The following table sets out the Republic’s other investments for the periods indicated.

	Other Investments
	2010	2011	2012	2013	2014	2015(1)
	($ in millions)
Total other investment	(8,436)	(993)	(4,487)	3,410	6,883	(3,304)

Net acquisition of financial assets	(2,807)	348	(1,014)	3,640	6,817	(3,375)

Currency and deposits	106	2,415	(1,020)	1,706	4,116	(1,332
Deposit-taking corporations, except the central bank	540	381	(274)	866	2,735	(1,765)
Other sectors	(434)	2,034	(746)	840	1,381	433
Loans	(2,954)	(2,045)	14	1,942	2,682	(2,033)
Deposit-taking corporations, except the central bank	(2,954)	(2,045)	14	1,942	2,682	(2,033)

Trade credits and advances(2)	4	(2)	(7)	—	(3)	—
Other accounts receivable	36	(19)	(2)	(8)	21	(11)
Net incurrence of liabilities	5,629	1,341	3,473	230	(66)	(72)

Currency and deposits	354	151	524	296	(334)	(164)
Loans	4,091	1,511	2,275	495	655	(274)
Deposit-taking corporations, except the central bank	3,277	1,665	2,846	(254)	291	(1,197)
Long-term	—	—	—	—	—	—
Drawings	—	—	—	—	—	—
Repayments	—	—	—	—	—	—
Short-term	3,277	1,665	2,846	(254)	291	(1,197)
General government	(72)	177	(127)	(1,367)	487	789
Long-term drawings	1,360	1,737	1,415	777	1,671	1,550
Long-term repayments	1,432	1,560	1,542	2,143	1,185	761

	Other Investments
	2010	2011	2012	2013	2014	2015(1)
	($ in millions)
Other sectors	814	(331)	(444)	2,115	(123)	135
Long-term	916	(425)	(421)	1,883	(342)	134
Drawings	2,964	1,725	1,713	5,059	1,151	900
Repayments	2,048	2,150	2,135	3,177	1,493	766
Short-term	(102)	95	(23)	232	219	—

Trade credits and advances	1,047	(62)	380	(249)	(302)	76
Other accounts payable	209	(259)	294	(311)	(84)	289

Source: Bangko Sentral.

Notes:

(1)	Preliminary data for the first nine months of 2015.

(2)	All trade credits are short-term credits in non-governmental sectors.

In 2011, the financial account recorded a net inflow of $5.3 billion, a decrease of 53.7% from the net inflow of $11.5 billion recorded in 2010. This decrease was mainly due to a significantly lower net inflow in other investments of $993 million in 2011, compared to a $8.4 billion net inflow in 2010. Portfolio investments also experienced a lower net inflow of $3.7 billion in 2011, a decrease of 25.1% from the net inflow of $4.9 billion in 2010. These lower net inflows were partially mitigated by a $1.0 billion net inflow of financial derivatives in 2011, compared with a $194 million net outflow in 2010 and a much lower net outflow in direct investments of $342 million in 2011, compared to a $1.6 billion net outflow in 2010.

In 2012, the financial account recorded a net inflow of $6.7 billion, an increase of 26.9% from the net inflow of $5.3 billion recorded in 2011. This increase was primarily the result of a significantly increased net inflow in other investments, which recorded net inflow of $4.5 billion in 2012 compared to net inflow of $993 million in 2011. This was partially offset by a substantial decrease in net inflow in financial derivatives of $14 million in 2012 compared to $1.0 billion in 2011.

In 2013, the financial account recorded a net outflow of $2.2 billion, a reversal from the $6.7 billion net inflow recorded in 2012. This reversal was mainly attributable to a reversal in other investments to a net outflow of $3.4 billion in 2013 from a net inflow of $4.5 billion in 2012. The portfolio investment account also contributed to the increased outflow in 2013, recording a 68.8% decrease in net inflow to $1.0 billion in 2013 from a $3.2 billion net inflow in 2012. These net outflows were partially offset by a reversal in direct investment to a net inflow of $90 million in 2013 from a net outflow of $958 million in 2012.

In 2014, the financial account recorded a net outflow of $10.5 billion, a significant increase from the $2.2 billion net outflow recorded in 2013. This increase was mainly attributable to a reversal in portfolio investments to a net outflow of $2.7 billion in 2014 from a net inflow of $1.0 billion in 2013. The other investment account also contributed to the increased outflow in 2014, recording a significant increase in net outflows to $6.9 billion in 2014 from $3.4 billion in 2013. The net outflows in the portfolio investment account were due to net acquisitions of financial assets by residents of the Republic of $2.7 billion in 2014, a reversal from net disposals of financial assets of $638 million in 2013, combined with net withdrawals of investments by non-residents of the Republic of $3 million in 2014, a reversal from net placements of $363 million in 2013. The increase in net outflows in the other investment account was the result of a significant increase in net placements in currency and deposits abroad by resident banks and non-bank corporations, amounting to $2.7 billion and $1.4 billion, respectively, in 2014, compared to $866 million and $840 million, respectively, in 2013. Net lending by resident banks was also higher in 2014 at $2.7 billion, a 38.1% increase from $1.9 billion in 2013.

According to preliminary data, the financial account recorded a net outflow of $3.1 billion in the first nine months of 2015, a 46.0% decrease from the $5.8 billion net outflow recorded in the first nine months of

2014. This decrease was mainly attributable to a reversal in other investments to a net inflow of $3.3 billion in the first nine months of 2015 from a net outflow of $4.6 billion in the first nine months of 2014. Net inflows of direct investments also significantly increased to $160 million in the first nine months of 2015 from $5 million in the first nine months of 2014. These factors were partially offset by a significant increase in net outflows of portfolio investments to $6.7 billion in the first nine months of 2015 from $1.3 billion in the first nine months of 2014.

Foreign Direct Investment

Domestic macroeconomic policies and structural reforms have significantly affected the flow of foreign investment into the Philippines. The Foreign Investment Act of 1991, as amended (the “Foreign Investment Act”), introduced a more favorable investment environment to the Philippines. The act permits foreigners to own 100% of Philippine enterprises, except in certain specified areas included in a “negative list” with respect to which the Constitution or applicable statute limits foreign ownership. The negative list includes two sub-lists: list A, comprising sectors in which foreign ownership is limited or prohibited by mandate of the Constitution and specific laws, and list B, comprising sectors in which foreign ownership is limited for reasons of security, defense, risk to health and morals and protection of small- and medium-scale enterprises.

Section 8 of the Foreign Investment Act permits amendments to sub-list A of the negative list to be promulgated at any time to reflect changes in specific laws and amendments to sub-list B of the negative list to be promulgated not more often than once every two years, in each case by way of presidential proclamation. The 10th Regular Foreign Investment Negative List was promulgated on May 29, 2015 pursuant to Executive Order No. 184. The following table presents a summary of the sectors in which foreign ownership is limited under the 10th Regular Foreign Investment Negative List.

List A: Foreign Ownership Limited by Mandate of the Constitution and Specific Laws	List B: Foreign Ownership Limited for Reasons of Security, Defense, Risk to Health and Morals and Protection of Small- and Medium-Scale Enterprises

Up to 40% Foreign Equity(1)	Up to 40% Foreign Equity

•     Exploration, development and utilization of natural resources(2)

•     Ownership of private lands

•     Operation of public utilities(3)(4)

•     Educational institutions other than those established by religious groups and mission boards(5)

•     Culture, production, milling, processing, trading, except retailing, of rice and corn and acquiring, by barter, purchase or otherwise, rice and corn and the by-products thereof(6)

•     Contracts for the supply of materials, goods and commodities to GOCCs

•     Facility operator of an infrastructure or a development facility requiring a public utility franchise

•     Operation of deep sea commercial fishing vessels

•     Adjustment companies

•     Manufacture, repair, storage and/or distribution of products and/or ingredients requiring PNP clearance

•     Manufacture, repair, storage and/or distribution of products requiring Department of National Defense clearance

•     Manufacture and distribution of dangerous drugs

•     Sauna and steam bathhouses, massage clinics and other like activities regulated by law because of risks posed to public health and morals

•     All forms of gambling except those covered by investment agreements with the Philippine Amusement and Gaming Corporation

•     Domestic market enterprises with paid-in equity capital of less than the equivalent of $200,000

List A: Foreign Ownership Limited by Mandate of the Constitution and Specific Laws	List B: Foreign Ownership Limited for Reasons of Security, Defense, Risk to Health and Morals and Protection of Small- and Medium-Scale Enterprises
• Ownership of condominium units	• Domestic market enterprises which involve advanced technology or employ at least 50 direct employees with paid-in equity capital of less than the equivalent of $100,000

Up to 30% Foreign Equity

• Advertising

Up to 25% Foreign Equity

•     Private recruitment, whether for local or overseas employment

•     Contracts for the construction and repair of locally-funded public works except for certain classes of infrastructure/development projects and projects which are foreign funded or assisted and required to undergo international competitive bidding

•     Contracts for the construction of defense-related structures

Up to 20% Foreign Equity

• Private radio communications network

Notes:

(1)	Lending companies regulated by the Philippine Securities and Exchange Commission (the “Philippine SEC”) are allowed to have up to 49% foreign equity participation. Financing companies and investment houses regulated by the Philippine SEC are allowed to have up to 60% foreign equity participation.

(2)	Full foreign participation is allowed through financial or technical assistance agreement with the President of the Philippines.

(3)	The participation of foreign investors in the governing body of any public utility enterprise shall be limited to their proportionate share in its capital, and all the executive and managing officers of such corporation or association must be citizens of the Philippines.

(4)	A “public utility” is a business or service engaged in regularly supplying the public with some commodity or service of consequence such as electricity, gas, water, transportation, telephone or telegraph service. Power generation and supply of electricity to the contestable market are not considered public utility operations.

(5)	Control and administration of educational institutions shall be vested in citizens of the Philippines.

(6)	Full foreign participation is allowed provided that within the 30-year period from start of operation, the foreign investor shall divest a minimum of 60% of their equity to Filipino citizens.

The following table presents a summary of the sectors in which foreign ownership is prohibited under the 10th Regular Foreign Investment Negative List.

List A: Foreign Ownership Prohibited by Mandate of the Constitution and Specific Laws

•	Mass media except recording

•	Practice of the following professions: (a) pharmacy; (b) radiologic and x-ray technology; (c) criminology; (d) forestry; and (e) law(1)

•	Retail trade enterprises with paid-up capital of less than $2,500,000(2)

•	Cooperatives

•	Private security agencies

•	Small-scale mining

•	Utilization of marine resources in archipelagic waters, territorial sea, and exclusive economic zone as well as small-scale utilization of natural resources in rivers, lakes, bays and lagoons

•	Ownership, operation and management of cockpits

•	Manufacture, repair, stockpiling and/or distribution of nuclear weapons(3)

•	Manufacture, repair, stockpiling and/or distribution of biological, chemical and radiological weapons and anti-personnel mines(3)

•	Manufacture of firecrackers and other pyrotechnic devices

Notes:

(1)	Foreigners are allowed to practice other enumerated professions within the Philippines provided that their country allows Filipinos to be admitted to the practice of the same profession.

(2)	Full foreign participation is allowed for retail enterprises: (a) with paid-up capital of $2,500,000 or more provided that investments for establishing a store is not less than $830,000; or (b) specializing in high end or luxury products, provided that the paid-up capital per store is not less than $250,000.

(3)	Domestic investments are also prohibited.

In March 2000, the Retail Trade Liberalization Act was enacted. The law aims to promote efficiency and competition among domestic industries and foreign competitors and better service and lower prices for consumers. Prior to its enactment, only citizens of the Philippines and corporations wholly owned by Filipino citizens could own a retail business in the Philippines. Under the law, a foreigner is allowed to own 100% of a retail business in the Philippines provided it makes an investment of at least $7.5 million in the Philippines. If a foreigner makes an investment of between $2.5 million to $7.5 million, the foreigner is allowed to own up to 60% of the retail business in the Philippines for the first two years.

The Republic’s Board of Investments coordinates with national agencies and local governments on investment policies and procedures and establishes and administers annual investment priority plans to promote certain sectors of the economy by providing special investment incentives to specific industries. The latest plan by the Board of Investments is the Government’s 2014 Investment Priorities Plan (“IPP”). Following the 2012 IPP, the Board of Investments shifted its strategy in relation to its role in the Republic’s industrialization and development. This strategic shift, which favors a more proactive role, led to changes to the 2014 IPP, specifically with respect to its contents, its processes and its functionality, as a tool for the Government as well as for business and investors.

Past IPPs have comprised only a list of industries that may qualify for incentives under executive order No. 226. The 2014 IPP is intended to be a detailed investment priorities plan, with goals, strategies and analyses for each industry, including all of the Republic’s sector-specific strategies, analyses of supply chain gaps and the availability of incentives under executive order No. 226. The 2014 IPP aligns with the Philippine Development Plan and contains industrial policies, goals, plans and core strategies. In addition, the 2014 IPP aims to attract investments to the Republic’s least developed areas by addressing spatial or geographical needs as well as industry clustering strategies.

Further, the 2014 IPP will be in effect until 2017 to establish stability, consistency, predictability and certainty in the country’s business environment, as well as align with the period covered by the Philippine Development Plan.

The following tables set out foreign direct investments in the Philippines by sector and by country of origin. The data is presented using the 2009 Philippine Standard Industrial Classification and in accordance with the BPM6 framework.

	Net Foreign Direct Investment by Sector(1)
Sector	2010	2011	2012	2013	2014	2015(2)
	($ in millions)
Total equity other than reinvestment of earnings, net	(396.0)	558.0	2,005.7	663.7	2,035.3	1,540.2
Agriculture, forestry and fishing	2.4	4.0	9.5	16.8	4.6	0.4
Mining and quarrying	282.1	(240.4)	34.4	43.7	158.9	46.6
Manufacturing	(1,275.2)	119.4	1,770.3	216.4	209.2	624.5
Electricity, gas, steam and airconditioning supply	(14.8)	(22.4)	(14.2)	(27.4)	(58.4)	3.9
Water supply, sewerage, waste management and remediation activities	0.0	0.0	(1.7)	461.4	(24.0)	0.2
Construction	(1.6)	28.1	8.8	1.7	6.1	102.6
Wholesale and retail trade and repair of motor vehicles and motorcycles	32.4	30.6	202.2	23.6	98.8	103.5
Transportation and storage	103.9	1.0	3.8	21.3	90.2	19.7
Accommodation and food service activities	105.7	3.1	2.6	6.5	18.1	5.4
Information and communication	2.4	264.0	20.0	5.2	13.2	10.3
Financial and insurance activities	59.6	222.2	(200.0)	(377.0)	1,320.8	531.8
Real estate activities	181.5	135.2	164.2	70.5	153.9	102.1
Professional, scientific and technical activities	(0.1)	4.0	9.9	5.8	8.4	(43.4)
Administrative and support service activities	2.1	12.3	7.0	11.4	37.4	27.8
Public administration and defense; compulsory social security	0.0	0.0	0.0	0.0	0.04	0.0
Education	0.7	0.4	0.3	0.4	0.2	1.9
Human health and social work activities	0.0	(13.9)	(5.1)	16.2	2.7	0.2
Arts, entertainment and recreation	104.1	3.6	4.4	167.3	0.4	3.3
Other service activities	5.6	0.9	0.0	(0.1)	(5.1)	(0.6)
Others, not elsewhere classified(3)	13.3	5.9	(10.8)	0.0	0.1	0.0
Reinvestment of earnings	182.4	972.6	818.7	420.2	820.3	637.5
Debt instruments	1,284.0	476.5	391.0	2,653.5	3,346.7	2,809.6

Total	1,070.4	2,007.2	3,215.4	3,737.4	6,202.4	4,987.2

Source: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)	Pursuant to BPM6, net FDI flows refer to non-residents’ net equity capital (calculated as placements less withdrawals plus reinvestment of earnings plus debt instruments (i.e. net intercompany borrowings)).

(2)	Preliminary data for the first 10 months of 2015.

(3)	Covers non-residents investments in non-banks sourced from the Cross-Border Transactions Survey and in local banks; sectoral or industry breakdown statistics are not available.

	Net Foreign Direct Investment by Country(1)
Country	2010	2011	2012	2013	2014	2015(2)
	($ in millions)
Total equity other than reinvestment of earnings, net	(396.0)	558.0	2,005.7	663.7	2,035.3	1,540.2
Japan	246.5	367.3	146.1	437.5	117.5	378.3
United States	229.2	224.9	553.5	(653.2)	1,174.9	708.0
European Union	(1,426.9)	(295.6)	317.9	47.2	176.9	193.8
Other Europe(3)	16.3	3.4	51.3	13.3	4.1	2.8
Asia(4)	114.8	1.7	27.6	12.3	46.1	3.9
Asia Newly Industrialized Economies (ANIES)(5)	240.2	131.7	659.0	(79.5)	448.7	130.8
ASEAN(6)	44.3	43.2	(61.7)	(41.7)	78.6	120.3
Australia and New Zealand	1.2	1.8	242.0	2.9	70.6	0.0
Central and South America(7)	(0.1)	5.8	49.9	830.1	(0.1)	0.5
Others	138.4	74.0	20.1	(5.3)	(82.0)	1.9
International organization	0.0	0.0	0.0	100.0	0.0	0.0
Reinvestment of earnings	182.4	972.6	818.7	420.2	820.3	637.5
Debt instruments(8)	1,284.0	476.5	391.0	2,635.5	3,346.7	2,809.6

Total	1,070.4	2,007.2	3,215.4	3,737.4	6,202.4	4,987.2

Source: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)	Pursuant to BPM6, net FDI flows refers to non-residents’ net equity capital (calculated as placements less withdrawals plus reinvestment of earnings plus debt instruments (i.e. net intercompany borrowings)).

(2)	Preliminary data for the first 10 months of 2015.

(3)	Includes Albania, Belarus, Croatia, Gibraltar, Iceland, Liechtenstein, Norway, Romania, Russian Federation, Switzerland and Ukraine.

(4)	Includes China, India, Pakistan and Western, Central, South and East Asia except South Korea, Hong Kong, Taiwan and ASEAN countries.

(5)	Includes South Korea, Hong Kong and Taiwan.

(6)	Includes Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Singapore, Thailand and Vietnam.

(7)	Includes Argentina, Brazil, Mexico, Panama and other central and south American countries.

(8)	Country breakdowns for debt instruments are not available.

Net inflows of foreign direct investment in the form of new equity investments from Japan accounted for, on average, 11.9% of total net inflows from 2010 to 2014. Net inflows of foreign direct investment in the form of new equity investments from Asia newly industrialized economies (comprising South Korea, Hong Kong and Taiwan) (“ANIES”) accounted for, on average, 10.9% of total net inflows from 2010 to 2014. Net inflows of foreign direct investment in the form of new equity investments from the United States accounted for, on average, 10.3% of total net inflows from 2010 to 2014. In 2010, net inflows of foreign direct investment in the form of new equity investments from Japan, ANIES and the United States accounted for 23.0%, 22.4% and 21.4% of total net inflows, respectively. In 2014, net inflows of foreign direct investment in the form of new equity investments from Japan, ANIES and the United States decreased to 1.9%, 7.2% and 18.9%, respectively, of total net inflows.

In 2011, net inflows of foreign direct investments were $2,007.2 million, 87.5% higher than the $1,070.4 million recorded in 2010. The higher inflows were mainly due to the reversal of the $1,275.2 million of net outflows in the manufacturing sector in 2010, compared to $119.4 million in net inflows in 2011. Similarly, net inflows from reinvested earnings increased to $972.6 million in 2011 from $182.4 million in 2010. The inflows in the manufacturing sector and from reinvested earnings were partially offset by a reduction in net investments in debt instruments, from $1,284.0 million in 2010 to $476.5 million in 2011, and a reversal in the mining and quarrying sector from net inflows of $282.1 million in 2010 to net outflows of $240.4 million in 2011.

New equity investments recorded a reversal in 2011 to post net inflows of foreign direct investment of $558.0 million in 2011 from net outflows of $396.0 million in 2010. This reversal was primarily a result of a 79.3% decrease in net outflows to the European Union recorded in 2011 of $295.6 million, from net outflows of $1,426.9 million in 2010. This reversal was partially offset by a 98.5% decrease in net inflows from Asia to $1.7 million in 2011 from $114.8 million in 2010. Net inflows from ANIES also decreased by 45.2% to $131.7 million in 2011 from $240.2 million in 2010. The growth in net inflows from new equity investments in 2011 was partially offset by lower levels of placements of debt instruments abroad.

In 2012, net inflows of foreign direct investments were $3,215.4 million, a 60.2% increase over the $2,007.2 million recorded in 2011. The higher inflows were mainly due to higher net inflows in the manufacturing sector and a reversal of the net outflows in the mining and quarrying sector in 2011. The manufacturing sector had an inflow of $1,770.3 million in 2012, compared to a $119.4 million inflow in 2011. The mining and quarrying sector had an inflow of $34.4 million in 2012, compared to an outflow of $240.4 million in 2011. The inflows in the manufacturing sector and the mining and quarrying sector were partially offset by a reversal in the financial and insurance activities sector, from net inflows of $222.2 million in 2011 to net outflows of $200.0 million in 2012.

The contribution of new equity investments to net inflows of foreign direct investment increased significantly in 2012, from $558.0 million in 2011 to $2,005.7 million in 2012. This increase was primarily a result of a reversal of the net outflows of $295.6 million to the European Union recorded in 2011 to net inflows of $317.9 million in 2012. Net inflows from ANIES and Australia and New Zealand also increased significantly, from $131.7 million and $1.8 million, respectively, in 2011 to $659.0 million and $242.0 million, respectively, in 2012. The growth in net inflows from new equity investments in 2012 was partially offset by lower levels of reinvestment of earnings in the Republic and placements of debt instruments abroad.

In 2013, net inflows of foreign direct investments were $3,737.4 million, 16.2% higher than the $3,215.4 million recorded in 2012. The higher inflows were mainly due to higher net investments in debt instruments, which increased from $391.0 million in 2012 to $2,653.5 million in 2013. These net inflows were partially offset by a decrease in the manufacturing sector from net inflows of $1,770.3 million in 2012 to net inflows of $216.4 million in 2013.

The contribution of new equity investments to net inflows of foreign direct investment decreased by 66.9% in 2013, from $2,005.7 million in 2012 to $663.7 million in 2013. This decrease was primarily a result of a reversal of the net inflows of $553.5 million from the United States recorded in 2012 to net outflows of $653.2 million to the United States in 2013. Net inflows from ANIES also reversed in 2013, from net inflows of $659.0 million in 2012 to net outflows of $79.5 million in 2013. These outflows were partially offset by a significant increase in net inflows from Central and South America, from $49.9 million in 2012 to $830.1 million in 2013. The decrease in net inflows from new equity investments in 2013 was partially offset by a significant increase in placements of debt instruments abroad, from $391.0 million in 2012 to $2,635.5 million in 2013.

In 2014, net inflows of foreign direct investments were $6,202.4 million, 66.0% higher than the $3,737.4 million recorded in 2013. The higher inflows were mainly due to a reversal in the financial and insurance activities sector, which increased from a net outflow of $377.0 million in 2013 to a net inflow of $1,320.8 million in 2014. The higher inflows were also due to increases in reinvestment of earnings and net investments in debt instruments, which increased from net inflows of $420.2 million and $2,653.5 million in 2013, respectively, to net inflows of $820.3 million and $3,346.7 million in 2014, respectively. These net inflows were partially offset by a reversal in net investments in water supply, sewerage, waste management and remediation activities from net inflows of $461.4 million in 2013 to net outflows of $24.0 million in 2014.

The contribution of new equity investments to net inflows of foreign direct investment increased significantly in 2014, from $663.7 million in 2013 to $2,035.3 million in 2014. This increase was primarily a result of a reversal of the net outflows of $653.2 million to the United States recorded in 2013 to net inflows of $1,174.9 million in 2014. Net outflows to ANIES also reversed in 2014, from net outflows of $79.5 million in 2013 to net inflows of $448.7 million in 2014. These reversals were partially offset by a reversal in net inflows from Central and South America, from net inflows of $830.1 million in 2013 to net outflows of $0.1 million in 2014. Reinvestment of earnings in the Republic and placements of debt instruments abroad also increased by 95.2% and 27.0%, respectively, in 2014.

In the first 10 months of 2015, net inflows of foreign direct investments were $4,987.2 million, 5.0% lower than the $5,246.8 million recorded in the same period in 2014. The lower inflows were mainly due to decreased net investments in debt instruments, which decreased 11.6% from $3,179.6 million for the first 10 months of 2014 to $2,809.6 million for the same period in 2015. Net investment in financial and insurance activities also decreased by 28.4% to net inflows of $531.8 million in the first 10 months of 2015 from net inflows of $742.5 million in the first 10 months of 2014.

The contribution of new equity investments to net inflows of foreign direct investment increased by 13.9% in the first 10 months of 2015, from $1,352.2 million in the first 10 months of 2014 to $1,540.2 million in the first 10 months of 2015. This increase was primarily a result of a significant increase in net inflows from Japan, from $107.7 million in the first 10 months of 2014 to $378.3 million in the first 10 months of 2015. Net inflows from ASEAN also increased in the first 10 months of 2015, from $31.8 million in the first 10 months of 2014 to $120.3 million in the first 10 months of 2015. These increases were partially offset by an 18.4% decrease in net inflows from the United States, from $867.3 million in the first 10 months of 2014 to $708.0 million in the first 10 months of 2015. Net inflows from ANIES also decreased by 51.6%, from $270.5 million in the first 10 months of 2014 to $130.8 million in the first 10 months of 2015. The increase in net inflows from new equity investments in the first 10 months of 2015 was partially offset by an 11.6% decrease in placements of debt instruments abroad, from $3,179.6 million in the first 10 months of 2014 to $2,809.6 million in the first 10 months of 2014.

International Reserves

The following table sets out the gross international reserves of Bangko Sentral, compiled in a manner consistent with the revised balance of payments framework and the treatment of IMF accounts in the depository corporations survey published in the IMF’s International Financial Statistics.

	Gross International Reserves of Bangko Sentral
	As of December 31,
Sector	2010	2011	2012	2013	2014	2015
	($ in millions, except months and percentages)
Reserve position in the IMF(1)	251	472	535	594	571	439
Gold	7,010	8,013	10,353	7,498	7,484	6,703
SDRs	1,121	1,118	1,288	1,303	1,226	1,173
Foreign investments	53,441	65,276	70,728	72,936	69,960	71,739
Foreign exchange(2)	551	424	927	856	300	613

Total	62,373	75,302	83,831	83,187	79,541	80,667

Total as number of months of imports of goods and services	10.4	11.6	11.5	11.6	9.9	10.3
Total as a % of short-term debt(3)
Original maturity	593.4	624.9	509.6	492.0	489.5	553.8
Residual maturity	403.3	482.5	397.9	405.5	408.5	399.6

Source:	Bangko Sentral.

Notes:

(1)	The reserve position in the IMF refers to the country’s claim on the IMF’s General Resources Account. It is an asset of the Government but is treated as part of the gross international reserves.

(2)	Consists of time deposits, investments in securities issued or guaranteed by Government or international organizations and repurchase agreements.

(3)	Short-term debt based on residual maturity refers to outstanding short-term external debt on original maturity plus principal payments on medium- and long-term loans of the public and private sectors due within the next 12 months.

The gross international reserves controlled by Bangko Sentral constitute substantially all of the Philippines’ official international reserves. Bangko Sentral occasionally enters into options with respect to gold, foreign exchange and foreign securities for purposes of managing yield or market risk. It also enters into financial swap contracts to optimize yield on its gold reserves.

As of December 31, 2011, gross international reserves of the Republic were $75.3 billion, a 20.7% increase from the $62.4 billion recorded as of December 31, 2010. This increase was due mainly to a 22.1% increase in income from foreign investments by Bangko Sentral to $65.3 billion as of December 31, 2011 from $53.4 billion as of December 31, 2010 and revaluation gains on Bangko Sentral’s gold holdings, which increased by 14.3% to $8.0 billion as of December 31, 2011 from $7.0 billion as of December 31, 2010. The level of gross international reserves as of December 31, 2011 was sufficient to cover approximately 11.6 months of imports of goods and payments of services and income, and was equivalent to 6.2 times the Republic’s short-term debt based on original maturity and 4.8 times based on residual maturity. Net international reserves at the end of December 2011 were $75.3 billion.

As of December 31, 2012, gross international reserves were $83.8 billion, an increase of 11.3% from the $75.3 billion recorded as of December 31, 2011. This increase was due mainly to a $5.5 billion increase in foreign investments and a $2.3 billion increase in gold reserves over the same period. The level of gross international reserves as of December 31, 2012 was sufficient to cover approximately 11.5 months of imports of goods and payments of services and income, and was equivalent to 5.1 times the Republic’s short-term debt based on original maturity and 4.0 times based on residual maturity. Net international reserves at the end of December 2012 were $83.8 billion.

As of December 31, 2013, gross international reserves were $83.2 billion, a decrease of 0.8% from the $83.8 billion recorded as of December 31, 2012. This decrease was due mainly to a $2.9 billion decrease in gold reserves, which was partially offset by a $2.2 billion increase in foreign investments. The level of gross international reserves as of December 31, 2013 was sufficient to cover approximately 11.6 months of imports of goods and payments of services and income, and was equivalent to 4.9 times the Republic’s short-term debt based on original maturity and 4.1 times based on residual maturity. Net international reserves at the end of December 2013 were $83.2 billion.

As of December 31, 2014, gross international reserves were $79.5 billion, a decrease of 4.4% from the $83.2 billion recorded as of December 31, 2013. This decrease was due mainly to a $3.0 billion decrease in foreign investments and a $0.6 billion decrease in foreign exchange. The level of gross international reserves as of December 31, 2014 was sufficient to cover approximately 9.9 months of imports of goods and payments of services and income, and was equivalent to 4.9 times the Republic’s short-term debt based on original maturity and 4.1 times based on residual maturity. Net international reserves at the end of December 2014 were $79.5 billion.

As of December 31, 2015, gross international reserves were $80.7 billion, an increase of 1.4% from the $79.5 billion recorded as of December 31, 2014. This increase was mainly due to higher levels of foreign investments and foreign exchange, which increased by $1.8 billion and $0.3 billion, to $71.7 billion and $0.6 billion, respectively, in 2015, from $70.0 billion and $0.3 billion, respectively, as of December 31, 2014. These increases were partially offset by lower gold reserves, which decreased by $781 million to $6.7 billion in 2015, from $7.5 billion as of December 31, 2014. The level of gross international reserves as of December 31, 2015 was sufficient to cover approximately 10.3 months of imports of goods and payments of services and income, and was equivalent to 5.5 times the Republic’s short-term debt based on original maturity and 4.0 times based on residual maturity. Net international reserves at the end of December 2015 were $80.7 billion.

Monetary System

Monetary Policy

In 1993, the Government established Bangko Sentral, the Republic’s central bank, pursuant to the New Central Bank Act. Bangko Sentral replaced the old Central Bank of the Philippines. Bangko Sentral functions as an independent central monetary authority responsible for policies in the areas of money, banking and credit, as authorized under the New Central Bank Act. The New Central Bank Act prohibits Bangko Sentral from engaging in quasi-fiscal activities, commercial banking or development banking or financing, all of which had contributed to substantial deficits at the old Central Bank of the Philippines.

Bangko Sentral’s primary objectives are to maintain price stability, monetary stability and the convertibility of the peso. To achieve its price stability objective, Bangko Sentral undertakes monetary management mainly through adjustments to policy rates and the conduct of open market operations, including the purchase and sale of Government securities, rediscounting transactions and adjustments in reserve requirements.

Bangko Sentral’s functions include:

•	conducting monetary policy;

•	issuing the national currency;

•	managing foreign currency reserves;

•	acting as depository for the Government, its political subdivisions and instrumentalities and GOCCs; and

•	regulating banks and quasi-banks in the Philippines.

The Government owns all of the capital stock of Bangko Sentral. A seven-member Monetary Board consisting of Bangko Sentral’s Governor, a member of the Cabinet designated by the President, and five full-time private sector representatives governs Bangko Sentral. The President appoints each of the seven Monetary Board members, except the Cabinet representative, to six-year terms.

Philippine law requires Bangko Sentral to maintain international reserves adequate to meet any foreseeable net demands for foreign currencies. As of November 30, 2015, Bangko Sentral had total assets of (Peso)4,293.0 billion, of which international reserves accounted for (Peso)3,763.3 billion. Bangko Sentral’s remaining assets consist mainly of peso-denominated financial assets including investment securities and loans and advances, and its liabilities consist mainly of deposits of banks and quasi-banks, currency in circulation, government deposits and securities sold under agreements to repurchase.

Money Supply

The following table presents certain information regarding the Philippines’ money supply. In July 2013, Bangko Sentral adopted a new system for compiling and reporting monetary statistics called the SRF format as part of Bangko Sentral’s adherence to international best practices in statistical compilation. The SRF is a unified international framework for reporting monetary and financial statistics to the IMF. Under the SRF, foreign and domestic assets reported by Bangko Sentral are no longer presented net of liabilities; rather, liabilities are reported separately. The presentation of general Government assets, however, remains net of liabilities. The adoption of the SRF system did not result in any change to overall monetary balances. However, Bangko Sentral has, in connection with the adoption of the SRF, also implemented certain recommendations from the IMF pertaining to the inclusion of unsecured subordinated debt and accrued interest expense, which has given rise to minor changes in amounts previously reported.

	Money Supply (SRF-based) As of December 31,
	2010	2011	2012	2013	2014	2015(1)
	(Peso in billions, except percentages)
M1(2)
Currency in circulation	480.1	514.9	558.7	640.3	713.7	797.3
Current account deposits	868.4	979.8	1,047.8	1,404.8	1,602.6	1,861.8
Total	1,348.5	1,494.7	1,606.5	2,045.2	2,316.4	2,659.0
percentage increase(3)	10.7%	10.8%	7.5%	27.3%	13.3%	14.8%
M2(4)	4,283.9	4,582.4	5,013.3	6,693.6	7,396.3	8,008.0
percentage increase(3)	10.4%	7.0%	9.4%	33.5%	10.5%	8.3%
M3(5)	4,483.3	4,802.4	5,252.5	6,925.0	7,703.9	8,340.5
percentage increase(3)	10.0%	7.1%	9.4%	31.8%	11.2%	8.3%

Source: Department of Economic Statistics, Bangko Sentral.

Notes:

(1)	Preliminary data as of December 31, 2015.

(2)	Consists of currency in circulation and demand deposits.

(3)	Period-on-period.

(4)	Consists of M1, savings deposits and time deposits.

(5)	Consists of M2 and deposit substitutes.

As of December 31, 2011, the Republic’s money supply (M3) was (Peso)4.8 trillion, an increase of 7.1% from the (Peso)4.5 trillion recorded as of December 31, 2010. The increase in liquidity as of December 31, 2011 compared to the prior year was primarily attributable to growth in base money supply, which grew by 10.8% compared to the level as of December 31, 2010. Money supply growth was largely driven by domestic claims, which grew by 12.7% compared to the prior year. This growth was driven primarily by a 16.0% increase over the period in claims on other sectors, particularly claims on the private sector, which increased by 14.9% compared to the prior year. Net foreign assets also increased by 13.6% compared to the prior year. Bangko Sentral’s net foreign asset position increased by 21.7% over the period, which was partially offset by a decrease of 95.6% in the net foreign asset position of other depository corporations.

As of December 31, 2012, the Republic’s money supply (M3) was (Peso)5.3 trillion, an increase of 9.4% from the (Peso)4.8 trillion recorded as of December 31, 2011. The increase in liquidity as of December 31, 2012 compared to the prior year was primarily attributable to domestic claims, which increased by 7.3% compared to the prior year. This increase was driven primarily by a 14.4% increase over the period in claims on other sectors, particularly claims on the private sector, which grew by 14.8% compared to the prior year. The increase in claims on other sectors was partially offset by a decrease of 16.6% in net claims on the Government, resulting from a substantial increase in liabilities to the Government. Bangko Sentral’s net foreign asset position increased by 4.6% over the period, which was largely offset by a decline in the net foreign asset position of other depository corporations.

As of December 31, 2013, the Republic’s money supply (M3) was (Peso)6.9 trillion, an increase of 31.8% from the (Peso)5.3 trillion recorded as of December 31, 2012. The increase in liquidity as of December 31, 2013 compared to the prior year was primarily attributable to domestic claims, which increased by 10.6% compared to the prior year. This increase was driven primarily by a 13.3% increase over the period in claims on other sectors, particularly claims on the private sector, which increased by 16.5% compared to the prior year. Bangko Sentral’s net foreign asset position increased by 7.7% and the net foreign asset position of other depository corporations improved by 48.7% over the period.

As of December 31, 2014, the Republic’s money supply (M3) was (Peso)7.7 trillion, an increase of 11.2% from the (Peso)6.9 trillion recorded as of December 31, 2013. The increase in liquidity as of December 31, 2014 compared to the prior year was primarily attributable to domestic claims, which increased by 17.8% compared to the prior year. This increase was primarily driven by a 17.8% increase over the period in claims on other sectors, particularly claims on the private sector, which increased by 19.9% compared to the prior year. Bangko Sentral’s net foreign asset position decreased by 3.6% and the net foreign asset position of other depository corporations significantly improved over the period.

As of December 31, 2015, the Republic’s money supply (M3) was (Peso)8.3 trillion, an increase of 8.3% from the (Peso)7.7 trillion recorded as of December 31, 2014. This growth in money supply has been driven mainly by the increase in domestic claims, which increased by 10.8% compared to the level as of December 31, 2014. This increase was primarily driven by a 10.6% increase over the period in claims on other sectors, particularly claims on the private sector, which increased by 11.4% compared to the level as of December 31, 2014. Net claims on the Government also increased by 12.0% as of December 31, 2015 compared to the level as of December 31, 2014. Bangko Sentral’s net foreign asset position increased by 7.1% and the net foreign asset position of other depository corporations decreased by 4.0% over the period.

The following table presents information regarding domestic interest and deposit rates.

	Domestic Interest and Deposit Rates
	2010	2011	2012	2013	2014		2015
	(weighted averages per period)
91-day Treasury bill rates	3.7%	1.4%	1.6%	0.3%	1.2%		1.8%
90-day Manila reference rate(1)	6.9%	6.7%	5.3%	2.5%	1.9	%(2)	N/A
Bank average lending rates	7.7%	6.6%	5.7%	5.8%	5.5%		5.6%

Source: Bangko Sentral.

Notes:

(1)	Based on promissory notes and time deposit transactions of sample commercial banks.

(2)	Preliminary data as of September 30, 2014.

Monetary Regulation

In March 2011, the Monetary Board increased the RRP rate from 4.0% to 4.25% and increased the RP rate from 6.0% to 6.25%. The Monetary Board’s decision was based on signs of increased inflationary pressures and associated increase in inflationary risks, particularly related to international food and oil prices. Prior to these increases, both the RRP and the RP rates had remained at 4.0% and 6.0%, respectively, since July 2009.

In May 2011, the Monetary Board again increased the RRP rate and the RP rate to 4.5% and 6.5%, respectively. The Monetary Board’s decision to further increase these rates was based on indications that the 3% to 5% inflation target for 2011 remained at risk due to inflationary pressures, primarily as a result of continued strong global demand for oil and associated concerns about reduced supply.

In both June 2011 and August 2011, the Monetary Board increased by 1.0% the reserve requirements on bank deposits and non-bank deposit substitutes. Increasing reserve requirements was used as a tool to subdue inflationary pressures during the period and to moderate inflows of foreign capital in the country.

In January 2012, the Monetary Board reduced the RRP rate and the RP to 4.25% and 6.25%, respectively. In March 2012, the Monetary Board reduced the RRP rate and the RP rate again to 4.0% and 6.0%, respectively.

In June 2012, the Monetary Board decided to maintain its policy rates at 4.0% for the RRP rate and 6.0% for the RP rate following expectations of a favorable inflation environment. Reserve requirements were also maintained at the levels previously announced. The Monetary Board noted that sufficient liquidity and strong bank lending, as supported by existing low interest rates, should help sustain domestic real sector activity in the upcoming months. However, in July 2012, in response to the continued uncertainty in the global financial markets, the Monetary Board reduced both the RRP rate and RP rate by 0.25% to 3.75% and 5.75%, respectively. In October 2012, the Monetary Board again reduced both the RRP rate and RP rate by 0.25% to 3.50% and 5.50%, respectively.

The Monetary Board maintained the RRP and RP rates at 3.50% and 5.50%, respectively, throughout 2013 and the first half of 2014. The Monetary Board did increase the reserve requirements on bank deposits and non-bank deposit substitutes by 1.0% effective as of April 4, 2014 and by a further 1.0% effective as of May 30, 2014.

In July 2014, the Monetary Board increased the RRP rate, from 3.50% to 3.75% and increased the RP rate from 5.50% to 5.75%. In announcing its decision, the Monetary Board noted signs of inflationary pressures and an elevated inflation expectation as its rationale for the increases. The Monetary Board also saw the increase in policy rates as a preemptive measure in the context of the eventual normalization of monetary policy in some advanced economies.

In September 2014, the Monetary Board again increased the RRP rate to 4.0% and the RP rate to 6.0%. The Monetary Board’s decision to further increase these rates was based on its assessment that the balance of risks to its inflation outlook continued to lean toward the upside, with price pressures emanating from possible further increases in food prices as well as from pending petitions for adjustments in utility rates and potential power shortages. The Monetary Board deemed it necessary to respond with stronger policy action to rein in inflation expectations further and preempt potential second-round effects even as previous monetary responses continue to work their way through the economy.

Throughout the remainder of 2014 and 2015, the Monetary Board maintained the RRP and RP rates at 4.0% and 6.0%, respectively. In its most recent meeting in December 2015, the Monetary Board noted in maintaining the current RRP and RP rates that, although based on current forecasts average inflation would likely settle below the target range for 2015, the Monetary Board expects a gradual return to a path consistent with inflation targets in 2016 and 2017. The Monetary Board also observed that domestic demand conditions are expected to continue to be supported by solid private household and capital spending, buoyant market sentiment and adequate domestic liquidity. Going forward, the Monetary Board will monitor emerging price and output conditions to ensure that monetary policy remains consistent with price stability while being supportive of economic growth.

Commercial bank lending rates over the past five years were an average range of 6.6% to 8.7% in 2010, 5.6% to 7.8% in 2011, 5.6% to 7.8% in 2012, 4.6% to 6.9% in 2013, 4.4% to 6.8% in 2014 and 4.5% to 6.9% in 2015.

Foreign Exchange System

The Republic maintains a floating exchange rate system under which market forces determine the exchange rate for the peso. Bangko Sentral may, however, intervene in the market to maintain orderly market conditions and limit sharp fluctuations in the exchange rate.

The following table sets out exchange rate information between the peso and the U.S. dollar.

	Exchange Rates of Peso per U.S. Dollar
Year	Period End	Period Average(1)
2010	43.885	45.110
2011	43.928	43.313
2012	41.192	42.229
2013	44.414	42.446
2014	44.617	44.395
2015	47.166	45.503
2016(2)	47.823	47.511

Source: Reference Exchange Rate Bulletin, Treasury Department, Bangko Sentral.

Notes:

(1)	The average of the monthly average exchange rates for each month of the applicable period.

(2)	Data for January 2015.

Foreign exchange may be freely sold and purchased outside the banking system and deposited in foreign currency accounts. Both residents and non-residents may maintain foreign currency deposit accounts with authorized banks in the Philippines, and residents may maintain deposits overseas without restriction. However, foreign exchange may not be purchased from the domestic banking system for deposit in these overseas accounts.

Payments related to foreign loans registered with Bangko Sentral and foreign investments approved by or registered with Bangko Sentral may be serviced with foreign exchange purchased from authorized agent banks in the Philippines. Bangko Sentral must approve and register all outgoing investments by residents exceeding $6 million per investor per year if the funds will be sourced from the Philippine banking system. For a discussion of Bangko Sentral’s loan approval regime, see “The Philippine Financial System—Foreign Currency Loans.”

While the Government imposes no currency requirements for outgoing payments, all exchange proceeds from exports, services and investments must be obtained in any of 22 prescribed currencies. Authorized agent banks may convert the acceptable currencies to pesos.

Individual or corporate non-residents may open peso bank accounts without Bangko Sentral’s approval. The export or electronic transfer out of the Philippines of peso amounts exceeding (Peso)10,000 requires prior authorization from Bangko Sentral.

In 2011, the average exchange rate was (Peso)43.313 per U.S. dollar, compared to (Peso)45.110 per U.S. dollar in 2010. The general strengthening of the peso against the U.S. dollar was attributable to a revival of capital inflows into Asia, sustained foreign exchange inflows from OFW remittances, portfolio investments, foreign direct and other investments, and the general weakening of the U.S. dollar against Asian currencies. These trends were offset in part by concerns over the sovereign debt situation in Europe and the Republic’s fiscal position.

In 2012, the average exchange rate was (Peso)42.229 per U.S. dollar, compared to (Peso)43.313 per U.S. dollar in 2011. The strengthening of the peso against the U.S. dollar was attributable to sustained inflows of foreign exchange from OFW remittances, export receipts, portfolio investments and foreign direct investments. Further, the slow growth in advanced economies and the U.S. Federal Reserve’s announcement of a new round of monetary stimulus, along with speculation that Japan would implement monetary easing, fuelled demand for assets in the Republic and contributed to appreciation of the peso. These trends were partially offset by faltering global economic growth and lingering concerns over the sovereign debt situation in Europe, which created volatility in the global financial markets.

In 2013, the average exchange rate was (Peso)42.446 per U.S. dollar, compared to (Peso)42.229 per U.S. dollar in 2012. The slight weakening of the peso against the U.S. dollar in 2013 was attributable to the uncertainties in the global economy stemming from concerns over the Eurozone’s debt crisis, the U.S. “fiscal cliff” and the prolonged uncertainty over the timing and scale of the U.S. Federal Reserve’s tapering of its quantitative easing program, which fuelled repricing of risks by investors. However, this weakening was partially offset by sustained inflows of foreign exchange from OFW remittances, BPO and tourism receipts, foreign portfolio and direct investments, as well as the Republic’s high international reserve levels.

In 2014, the average exchange rate was (Peso)44.395 per U.S. dollar, compared to (Peso)42.446 per U.S. dollar in 2013. The weakening of the peso against the U.S. dollar in 2014 was primarily attributable to the appreciation of the U.S. dollar as a result of diverging global growth prospects and monetary policies, as well as increased geo-political tensions. In January, the peso initially weakened against the U.S. dollar in light of positive economic data from the United States suggesting the continuation of the economic recovery and the consequent concerns over tightening monetary policy. Following clarifications by the U.S. Federal Reserve coupled with positive Philippine exports data and credit rating upgrades of the Republic by Standard & Poor’s and Japan Credit Rating Agency, the peso strengthened from February to July. This trend reversed in August, as the peso weakened for the remainder of the year in light of the end of the U.S. Federal Reserve’s asset purchase program in October 2014, the World Bank’s downgrade to its forecast for economic growth in the Philippines and concerns that an increase in U.S. interest rates could result in capital outflows from emerging markets.

In 2015, the average exchange rate was (Peso)45.503 per U.S. dollar, compared to (Peso)44.395 per U.S. dollar in 2014. The weakening of the peso against the U.S. dollar in 2015 was primarily attributable to uncertainty around the timing and potential impact of the normalization of monetary policy in the United States, a slowdown in the Chinese economy and the devaluation of the Chinese yuan. In January and February, the peso initially strengthened as a result of an improvement in trade balances due to declining oil prices, monetary easing in the Eurozone and cautious statements by the U.S. Federal Reserve concerning interest rate rises. After weakening in March in light of strong U.S. employment statistics, the peso again strengthened in April due to disappointing data on U.S. employment, retail sales, manufacturing and new home sales, all of which raised uncertainty as to the outlook for U.S. interest rates. The peso weakened from May to September as a result of improving employment and manufacturing data from the United States, concerns over the slowdown in the Chinese economy and weak domestic exports. After recovering slightly in October, the peso weakness continued in November and December in light of continuing positive data from the United States and the decision by the U.S. Federal Reserve to increase policy rates in December.

The peso depreciated against the U.S. dollar by 1.5% from January 4 to January 29, 2016, closing at (Peso)47.511 per U.S. dollar as of January 29, 2016.

On February 10, 2016, the peso-U.S. dollar exchange rate was (Peso)47.737 per U.S. dollar, compared to (Peso)47.166 per U.S dollar at the end of 2015, (Peso)44.617 per U.S. dollar at the end of 2014, (Peso)44.414 per U.S. dollar at the end of 2013 and (Peso)41.192 per U.S. dollar at the end of 2012.

Stabilization of the Peso

Since it allowed the peso to float on July 11, 1997, Bangko Sentral has intervened minimally in the foreign exchange market. It has, however, adopted measures related to foreign exchange trading aimed to reduce currency speculation and combat money laundering. Since 2010, these measures have included the following:

•

In October 2010, the Monetary Board approved certain amendments to the Manual of Regulations on Foreign Exchange Transactions. The measures increased the limit on non-trade current account transactions without supporting documents from $30,000 to $60,000; increased the limit on the sale of foreign currency for advance payment of imports without prior Bangko Sentral approval from $100,000 to $1 million; and increased the amount of foreign currency that may be purchased by residents from authorized agent banks and authorized agent bank-forex corporations without prior Bangko Sentral approval for outward investments from $30 million to $60 million per investor per year or, in the case of qualified investors, per fund.

•

In November 2011, the Monetary Board amended existing foreign exchange regulations to make transactions within the banking system easier for the general public. The Monetary Board also imposed higher capital charges for foreign exchange exposures.

•

In October 2011, the Monetary Board increased the market risk weight of Non-Deliverable Forwards (“NDFs”) to reflect the potential systemic risk from NDF transactions as a result of the increased volatility in the foreign exchange markets. NDFs were assigned a higher risk weight equivalent to a compound annual return of 15.0% (previously 10.0%) effective on January 1, 2012.

•

In July 2012, the Monetary Board announced that it would require banks and their trust departments to restrict investment in its short-term special deposit instruments from non-residents in order to help address speculation that could heighten volatility in the foreign exchange market.

•

In April 2013, the Monetary Board further liberalized existing foreign exchange regulations. The new rules aim to further simplify foreign exchange transactions of the general public with banks by, among other measures, permitting residents to buy a larger amount of foreign currency to meet the rising costs of education and medical bills incurred offshore without the need for documentation. Philippine residents will also be able to choose from more investment instruments that can be funded with foreign currency. Non-residents, on the other hand, have been given more options for funding their onshore peso requirements.

•

In July 2013, the Monetary Board approved certain amendments to foreign exchange regulations which included (a) allowing registration by custodian banks of non-resident investments in Philippine Stock Exchange-listed equity securities of non-residents and (b) allowing the conversion to foreign exchange by non-resident issuers or the peso proceeds from the onshore sale of the Philippine Stock Exchange-listed equity securities with prior Bangko Sentral approval.

•

In February 2015, the Monetary Board approved certain amendments to foreign exchange regulations aiming to facilitate more trade transactions and allow settlement of specific resident-to-resident transactions.

The Philippine Financial System

Composition

The following table sets out the total resources of the Philippine financial system by category of financial institution.

	Total Resources of the Financial System(1) As of December 31,
	2010	2011	2012	2013	2014	2015(2)
	(Peso in billions)
Banks
Universal/Commercial banks	6,423.7	6,833.0	7,486.6	9,300.4	10,398.4	10,670.8
Thrift banks	626.4	626.4	681.5	809.1	916.2	979.6
Rural and cooperative banks	180.1	186.8	189.7	202.3	218.4	192.3	(3)

Total banks	7,230.2	7,646.2	8,357.9	10,311.8	11,533.0	11,842.6

Non-bank financial institutions	1,816.1	2,002.2	2,264.4	2,521.8	2,734.7	2,945.6	(3)

Total assets	9,046.3	9,648.4	10,622.4	12,833.6	14,267.7	14,788.2

Source: Bangko Sentral.

Notes:

(1)	Excludes assets of Bangko Sentral.

(2)	Preliminary data as of September 30, 2015, unless otherwise indicated.

(3)	As of June 30, 2015.

The Philippine financial system consists of banks and non-bank financial institutions. Banks include all financial institutions that lend funds obtained from the public primarily through the receipt of deposits and deposit substitutes. Non-banks include financial institutions other than banks which lend, invest or place funds, or at which evidences of indebtedness or equity are deposited with or acquired by them, either for their own account or for the account of others. Non-bank financial institutions may have quasi-banking functions. Quasi-banking functions include borrowing money to relend or purchase receivables and other obligations by issuing, endorsing or accepting debt or other instruments or by entering into repurchase agreements with 20 or more lenders at any one time.

Bangko Sentral, through its supervision and examination sector, supervises all banks and non-banks with quasi-banking functions or those with trust authorities such as investment management activities. This includes subsidiaries and affiliates of banks and quasi-banks engaged in related activities and those non-bank financial institutions placed under the effective supervision of Bangko Sentral through special laws such as pawnshops and non-stock savings and loan associations. The Monetary Board serves as the main policy-making body and has the ultimate supervisory authority.

Structure of the Financial System

The Philippine financial system consists of universal banks, commercial banks, thrift banks, rural banks, cooperative banks, Islamic banks, and non-bank financial institutions. Each type of bank participates in distinct business activities and geographic markets.

Commercial banks may:

•	accept drafts and issue letters of credit;

•	discount and negotiate promissory notes, drafts, bills of exchange and other evidences of indebtedness;

•	accept or create demand deposits;

•	receive other types of deposits and deposit substitutes;

•	buy and sell foreign exchange and gold or silver bullion;

•	acquire marketable bonds and other debt securities; and

•	lend money on a secured or unsecured basis.

Expanded commercial banks, otherwise known as universal banks, in addition to regular commercial banking activities, may also engage in investment banking activities, invest in non-allied enterprises and own up to 100% of the equity in a thrift bank, a rural bank, a financial allied enterprise or a non-financial allied enterprise. In the case of a publicly listed universal bank, it may also own up to 100% of the voting stock of only one other universal bank or commercial bank. As of June 30, 2015, the Republic had 36 operating universal and commercial banks, with a total of 5,910 branches.

The following table sets out the outstanding loans of universal and commercial banks classified by sector.

	Universal and Commercial Banks’ Outstanding Loans by Sector(1) As of December 31,
	2010		2011		2012		2013		2014		2015(2)
	(Peso in millions, except percentages)
Total	2,825,455	100.0%	3,252,378	100%	3,650,760	100%	4,048,064	100.0%	4,822,289	100.0%	4,887,349	100.0%
Agriculture, hunting and forestry	347,996	12.3%	161,242	5.0%	136,709	3.7%	135,772	3.4%	164,728	3.4%	163,840	3.4%
Fishing	3,718	0.1%	6,791	0.2%	8,117	0.2%	10,187	0.3%	11,995	0.2%	12,199	0.2%
Mining and quarrying	15,783	0.6%	24,955	0.8%	14,135	0.4%	18,155	0.4%	23,353	0.5%	28,098	0.6%
Manufacturing	387,726	13.7%	541,117	16.6%	558,796	15.3%	645,082	15.9%	718,507	14.9%	723,356	14.8%
Electricity, gas and water supply	166,602	5.9%	258,207	7.9%	283,140	7.8%	378,397	9.3%	474,027	9.8%	475,057	9.7%
Construction	29,147	1.0%	37,408	1.2%	53,565	1.5%	81,314	2.0%	111,121	2.3%	120,611	2.5%
Wholesale, retail, trade, and repair of motor vehicles, motorcycles, personal and household goods	255,842	9.1%	416,409	12.8%	475,602	13.0%	554,746	13.7%	651,804	13.5%	654,040	13.4%
Transportation, storage and communication	144,690	5.1%	174,501	5.4%	238,518	6.5%	231,942	5.7%	288,181	6.0%	289,034	5.9%
Financial intermediation(3)	671,983	23.8%	635,549	19.5%	710,180	19.5%	323,141	8.0%	392,050	8.1%	394,762	8.1%
Real estate, renting and business activities	356,678	12.6%	455,710	14.0%	578,928	15.9%	705,546	17.4%	811,550	16.8%	819,493	16.8%
Public administration and defense; compulsory social security	67,420	2.4%	96,748	3.0%	106,241	2.9%	107,663	2.7%	104,017	2.2%	107,101	2.2%
Education	9,912	0.4%	10,620	0.3%	11,908	0.3%	14,697	0.4%	18,104	0.4%	22,430	0.5%
Health and social work	10,631	0.4%	12,080	0.4%	14,599	0.4%	21,068	0.5%	28,027	0.6%	32,819	0.7%
Other community, social and personal services	63,612	2.3%	88,067	2.7%	89,388	2.5%	87,456	2.2%	112,610	2.3%	115,550	2.4%
Hotel and restaurant	34,147	1.2%	37,028	1.1%	42,732	1.1%	56,432	1.4%	91,929	1.9%	94,196	1.9%
Undifferentiated production activities of private households	30,883	1.1%	37,269	1.2%	39,240	1.1%	43,870	1.1%	50,655	1.1%	52,802	1.1%
Others(4)	228,686	8.1%	258,678	8.0%	288,962	7.9%	632,596	15.6%	769,633	16.0%	781,961	16.0%

Source: Bangko Sentral.

Notes:

(1)	Net of amortization.

(2)	Preliminary data as of June 30, 2015.

(3)	Includes interbank loans receivable, loans to Bangko Sentral and loans and receivables arising from repurchase agreements, certificates of assignment/participation with recourse, and securities lending and borrowing transactions.

(4)	Includes loans to individuals for household consumption purposes and loans to non-residents.

Thrift banks invest their capital and the savings of depositors in:

•	financings for homebuilding and home development;

•	readily marketable debt securities;

•	commercial papers and accounts receivables, drafts, bills of exchange, acceptances or notes arising out of commercial transactions; or

•

short-term working capital and medium and long-term loans to small and medium-sized businesses and individuals engaged in agriculture, services, industry, housing and other financial and allied services in its market.

As of June 30, 2015, the Republic had 70 operating thrift banks (including microfinance-oriented banks), with a total of 1,943 branches.

Rural and cooperative banks extend credit in the rural areas on reasonable terms to meet the normal credit needs of farmers, fishermen, cooperatives and merchants and, in general, the people in the rural communities. As of June 30, 2015, the Republic had 532 operating rural and cooperative banks with a total of 2,037 branches.

As of September 21, 2015, there were 12 microfinance-oriented banks and 161 banks engaged in microfinance. Microfinance-oriented banks are required at all times to hold at least 50% of their gross loan portfolio in microfinance loans. Microfinance loans can range from (Peso)2,000 to (Peso)150,000

The specialized Government banks are the Al-Amanah Islamic Investment Bank of the Philippines, the DBP and the LBP. The Al-Amanah Islamic Investment Bank promotes the development of the ARMM by offering banking, financing and investment services based on Islamic banking principles and rulings.

The LBP was founded in 1963 in conjunction with the passage of the Agricultural Land Reform Code to finance the acquisition and distribution of agricultural estates for division and resale to small landholders. Currently it focuses on providing financing for countryside development and poverty alleviation while striving to operate in a sustainable manner with no budgetary support from the Government. To achieve this goal, the LBP maintains commercial banking operations, the profits of which are reinvested in the bank’s developmental programs and initiatives. The LBP’s loan portfolio prioritizes farmers and fishermen, small and medium enterprises and microenterprises, livelihood loans and agribusiness, agri-infrastructure and other agri- and environment-related projects, socialized housing, schools and hospitals.

As of December 31, 2014, the LBP had total assets and total liabilities of (Peso)1,054.1 billion and (Peso)975.8 billion, respectively, which represented increases of 24.4% and 27.2%, respectively, from total assets and total liabilities of (Peso)847.1 billion and (Peso)767.1 billion, respectively, as of December 31, 2013. The LBP recorded a profit of (Peso)12.4 billion in 2014, an increase of 7.5% from a profit of (Peso)11.5 billion in 2013. The higher profit for the year was primarily due to a 14.9% increase in interest income from loans.

The DBP, originally founded in 1935 as the National Loan and Investment Board and reorganized into the DBP in 1958, is the primary development financial institution in the Republic. Under its most recent charter adopted in 1998, the DBP is classified as a development bank and may perform all the other functions of a thrift bank. Its mission is to raise the level of competitiveness of the Republic’s economy for sustainable growth and to support infrastructure development, responsible entrepreneurship, efficient social services and protection of the environment. The DBP provides banking services that cater to the medium- and long-term needs of agricultural and industrial enterprises in the Republic with an emphasis on small- and medium-scale industries.

As of December 31, 2014, the DBP had total assets and total liabilities of (Peso)467.5 billion and (Peso)424.7 billion, respectively, which represented increases of 9.4% and 9.9%, respectively, from total assets and total liabilities of (Peso)427.4 billion and (Peso)386.6 billion, respectively, as of December 31, 2013. The DBP recorded a profit of (Peso)4.6 billion in 2014, a decrease of 12.9% from a profit of (Peso)5.3 billion in 2013. The lower profit for the year was primarily due to significantly lower profit from investment and securities trading.

In 2014, the Governance Commission recommended the merger of the DBP and the LBP, arguing that the two banks serve overlapping functions in terms of their mandates, customer base, services and products and that a consolidated entity will be more effective, efficient and sustainable in carrying out the mandates of both banks. On May 25, 2015, the House of Representatives approved House Bill No. 5755, authorizing the merger of the DBP and the LBP, with the LBP as the surviving entity. The resulting bank post-merger is expected to be the second largest bank in the Republic measured by assets. On February 4, 2016, President Aquino issued Executive Order No. 198, authorizing the merger of the DBP and the LBP, with the LBP as the surviving entity. The merger is subject to the consent of the Philippine Deposit Insurance Corporation and the approval of Bangko Sentral. As of the date of this prospectus, a merger application has not yet been submitted to either the Philippine Deposit Insurance Corporation or Bangko Sentral.

Non-bank financial institutions are primarily long-term financing institutions, though they also facilitate short-term placements in other financial institutions. As of June 30, 2015, Bangko Sentral regulated or supervised 10 non-bank financial institutions with quasi-banking functions. Bangko Sentral also supervised or regulated 5,939 non-bank financial institutions without quasi-banking functions.

Recent Financial System Developments

In the second quarter of 2015, the Philippine banking system grew 12.7% in total loan portfolio, 8.9% in deposit liabilities and 18.2% in capital accounts, compared with the same period in 2014. Despite the difficult global financial environment, the Philippine banks registered net profit of (Peso)69.5 billion for the six months ended June 30, 2015, which represented a 7.4% increase over net profit of (Peso)64.7 billion for the same period in 2014. Annualized return-on-equity stood at 10.6% for the second quarter of 2015, up from 9.5% for the same period in 2014, and annualized return-on-assets was up 1.3%, compared with 1.2% for the same period in 2014. As of June 30, 2015, the non-performing asset ratio declined to 2.3%, compared to 2.6% as of June 30, 2014. As of March 31, 2015, the universal and commercial banks’ capital adequacy ratio, on a consolidated basis, stood at 16.1% versus 16.2% as of December 31, 2014, declining due to tightening of the requirements for qualifying capital. As of June 30, 2015, the net-tier-1 capital ratio of universal and commercial banks was 12.6%. Liquidity decreased, as the liquid assets-to-deposits ratio decreased to 55.0% as of June 30, 2015 from 57.1% as of June 30, 2014.

Non-Performing Loans

The following table provides information regarding non-performing loans (“NPL”) for universal and commercial banks for the periods indicated.

	Total Loans (Gross) and Non-Performing Loans by type of Bank
	As of December 31,						2015(4)
	2010	2011	2012(1)(2)	2012(1)(3)	2013	2014
	(Peso in billions, except percentages)
Expanded commercial/Universal banks(5)
Total loans	1,855.9	2,193.8	2,581.7	2,612.8	3,200.6	3,929.0	4,127.5
Non-performing loans	55.2	46.1	44.5	75.6	66.8	65.4	67.8
Ratio of non-performing loans to total loans	3.0%	2.1%	1.7%	2.9%	2.1%	1.7%	1.6%
Non-expanded/Commercial banks(5)
Total loans	199.5	229.0	172.9	172.9	167.1	177.8	206.8
Non-performing loans	11.7	12.3	9.2	9.2	8.0	8.3	8.7
Ratio of non-performing loans to total loans	5.9%	5.4%	5.3%	5.3%	4.8%	4.7%	4.2%
Government banks(6)
Total loans	341.7	449.5	443.2	445.0	446.7	625.6	682.3
Non-performing loans	10.3	10.2	10.5	12.3	13.0	12.3	14.2
Ratio of non-performing loans to total loans	3.0%	2.3%	2.4%	2.8%	2.9%	2.0%	2.1%
Foreign banks(7)
Total loans	404.5	349.5	419.9	420.1	442.5	385.6	424.0
Non-performing loans	3.0	3.4	3.4	3.5	2.8	7.1	4.7
Ratio of non-performing loans to total loans	0.7%	1.0%	0.8%	0.8%	0.6%	1.8%	1.1%
Total loans	2,801.7	3,221.8	3,617.7	3,650.8	4,257.0	5,117.9	5,440.5
Total non-performing loans	80.2	71.9	67.5	100.6	90.5	93.1	95.4
Ratio of non-performing loans to total loans	2.9%	2.2%	1.9%	2.8%	2.1%	1.8%	1.8%

Source: Bangko Sentral.

Notes:

(1)	From September 2002 to 2012, the computation of NPL was based on BSP Circular No. 351, which defines total loans as gross of allowance for probable losses and interbank loans less loans classified as loss. From January 2013, the computation of non-performing loans is based on BSP Circular No. 772. Gross NPL represents the actual level of NPL without any adjustment for loans treated as “loss” and fully provisioned. The 2012 data was revised pursuant to BSP Circular No. 772.

(2)	Calculated based on BSP Circular No. 351.

(3)	Calculated based on BSP Circular No. 772.

(4)	Preliminary data as of November 30, 2015.

(5)	Includes ING Bank and excludes the LBP and the DBP.

(6)	Consists of the LBP, the DBP and Al-Amanah Islamic Investment Bank of the Philippines.

(7)	Consists of 14 foreign banks, and excludes four foreign bank subsidiaries.

As of December 31, 2011, the ratio of non-performing loans to total loans was 2.2%, compared with the ratio of 2.9% recorded as of December 31, 2010. While non-performing loans, calculated pursuant to BSP Circular No. 351, decreased by 10.3% to (Peso)71.9 billion as of December 31, 2011 from the (Peso)80.2 billion recorded as of December 31, 2010, the total loan portfolio increased by 15.0% to (Peso)3,221.8 billion recorded as of December 31, 2011 from (Peso)2,801.7 billion as of December 31, 2010.

As of December 31, 2012, the ratio of non-performing loans to total loans was 1.9%, compared with the ratio of 2.2% recorded as of December 31, 2011. While non-performing loans, calculated pursuant to BSP Circular No. 351, decreased by 4.4% to (Peso)67.5 billion as of December 31, 2012 from the (Peso)71.9 billion recorded as of December 31, 2011, the total loan portfolio increased by 12.3% to (Peso)3,617.7 billion recorded as of December 31, 2012 from (Peso)3,221.8 billion as of December 31, 2011.

As of December 31, 2013, the ratio of non-performing loans to total loans was 2.1%, compared with the ratio of 2.8% recorded as of December 31, 2012. While non-performing loans, calculated pursuant to BSP Circular No. 772, decreased by 10.0% to (Peso)90.5 billion as of December 31, 2013 from the (Peso)100.6 billion recorded as of December 31, 2012, the total loan portfolio increased by 16.6% to (Peso)4,257.0 billion as of December 31, 2013 from (Peso)3,650.8 billion as of December 31, 2012.

As of December 31, 2014, the ratio of non-performing loans to total loans was 1.8%, compared with the ratio of 2.1% recorded as of December 31, 2013. Non-performing loans, calculated pursuant to BSP Circular No. 772, increased by 2.9% to (Peso)93.1 billion as of December 31, 2014 from the (Peso)90.5 billion recorded as of December 31, 2013. The total loan portfolio also increased by 20.2% to (Peso)5,117.9 billion as of December 31, 2014 from (Peso)4,257.0 billion as of December 31, 2013.

As of November 30, 2015, the gross non-performing loan ratio for universal and commercial banks was 1.75%, which was lower than the ratio of 1.98% recorded as of November 30, 2014 and slightly lower than the ratio of 1.82% recorded as of December 31, 2014. Non-performing loans, calculated pursuant to BSP Circular No. 772, increased by 2.5% to (Peso)95.4 billion as of November 30, 2015 from the (Peso)93.1 billion recorded as of December 31, 2014. The banking system’s total loan portfolio also increased 6.3% to (Peso)5,440.5 billion as of November 30, 2015 from (Peso)5,117.9 billion as of December 31, 2014. Declining asset quality in the period from December 31, 2014 to November 30, 2015 was driven by commercial and universal banks, which experienced a 3.8% increase in non-performing loans, while their total loan portfolio increased 5.5% over the period.

Financial Sector Reforms

The Government has undertaken a number of reforms in the financial sector intended to reduce bank holdings of non-performing assets and improve the health of the banking industry in general. Certain of these reforms are discussed below.

In December 2005, the Monetary Board partially lifted a moratorium on the establishment of bank branches and other banking offices that had been in place since 1999. This action was aimed primarily at increasing competition among banks and improving banking services and accessibility in underserved areas. Under the Monetary Board’s new guidelines, banks that meet certain qualification requirements may establish branches anywhere in the Philippines, except in selected areas of Metro Manila that are to be opened to increased competition in phases through June 2014. In May 2012, the Monetary Board also removed the limit on the number of branches for which banks may apply.

Bangko Sentral has supported amendments to its charter to strengthen regulation of the banking sector. The proposed amendments, which have been recommended for approval by the Committee on Banks and Financial

Intermediaries and have been referred to the Department of Budget and Management and the Department of Finance for position papers, would relax bank secrecy rules, give Bangko Sentral more flexibility to order consolidations in the banking industry, clarify the grounds for closing problem banks or declaring them insolvent and strengthen legal protections for bank supervisors acting in their official capacity. As of the date of this prospectus, the proposed legislative bills amending the Bangko Sentral Charter are currently pending in both houses of Congress.

In July 2011, the BIR implemented revised tax rules on companies that qualify as real estate investment trusts (“REITs”). These implementing rules permit companies that qualify as REITs to deduct dividends paid to their shareholders from their gross income for the purposes of determining the REIT’s income tax liability. Income payments by REITs are also subject to a preferential withholding rate of 1% (as opposed to the rate of 6% for ordinary corporations), and the stamp taxes and registration fees that REITs pay on the sale or transfer of real estate property were reduced by 50%.

In January 2011, Bangko Sentral started the process of integrating Philippine banking practices with Basel III standards. Basel III, which is the most recent update to the Basel Accord establishing a global risk-based capital adequacy framework issued by the Basel Committee on Banking Supervision, states that a majority of a bank’s capital base must be in the form of common equity elements and sets out minimum criteria for instruments to qualify in each of the agreement’s sub-categories of capital. Bangko Sentral has issued guidelines on using non-common equity components in a bank’s capital base as a basis for determining capital instruments that could be counted as regulatory capital by Philippine banks. These guidelines apply to capital instruments issued on or after January 1, 2011.

In January, 2012, Bangko Sentral issued a Basel III implementation roadmap and on January 10, 2012 defined qualifying capital instruments in accordance with Basel III. Bangko Sentral also announced the country’s adoption of Basel III standards for risk-based capital covering universal and commercial banks by January 2014, four years ahead of the deadline given by the Basel Committee, and in December 2012, Bangko Sentral approved implementing guidelines for the adoption of these standards. Further, in February 2013, Bangko Sentral instituted disclosure requirements for debt instruments issued by banks that qualify as Basel III-eligible capital.

Bangko Sentral has also implemented regulatory measures to strengthen the framework of banks’ corporate governance, imposed higher capital charges to curb speculative foreign exchange transactions, implemented an internal capital adequacy assessment process framework for foreign bank branches, issued guidelines for the early adoption of the Philippine Financial Reporting Standard 9, increased the minimum capital requirement for thrift banks and allowed them to invest in readily marketable foreign currency-denominated debt instruments.

In August 2013, the Monetary Board approved the implementing rules of Republic Act No. 10574, or “An Act Allowing the Infusion of Foreign Equity in the Capital of Rural Banks,” enacted in July 2012. The new rule allows non-Filipino citizens to own up to 60% of the voting stock of a domestic rural bank, with the aim to revitalize the rural banking industry and improve access to banking services in rural areas.

In December 2013, the Monetary Board approved amendments to the capital framework of foreign bank branches operating in the Philippines. The amendments will align the capital structure of foreign bank branches with Basel III standards once implemented.

In January 2014, Bangko Sentral signed a Memorandum of Agreement with the Department of Finance, the Philippine SEC, the Insurance Commission and the Philippine Deposit Insurance Corporation formalizing the creation of the Financial Stability Coordination Council (“FSCC”), a voluntary interagency council whose key objective is to identify, manage and mitigate the buildup of systemic risks to the economy and the financial system of the Republic. The FSCC was launched in February 2014.

In July 2014, President Aquino signed into law Republic Act 10641, or “An Act Allowing the Full Entry of Foreign Banks in the Philippines.” The new law amended Republic Act 7721, or “An Act Liberalizing the Entry and Scope of Operations of Foreign Banks in the Philippines.” While under Republic Act 7721, foreign banks were only allowed ownership of up to 60% of the voting stock of a domestic bank, Republic Act 10641 allows certain foreign banks to own up to 100% of domestic banks. In addition, Republic Act 10641 grants locally incorporated subsidiaries of foreign banks equal privileges to those of domestic banks of a similar type. Republic Act 10641 also allows foreign-owned domestic banks to participate in foreclosure proceedings for mortgaged land and possess the interest for five years pending disposition to a qualified holder. In November 2014, the implementing rules and regulations for Republic Act 10641 were approved by the Monetary Board.

In October 2014, the Monetary Board increased the minimum capital requirement for all banks in the Republic, in line with efforts to further strengthen the banking system. The upward revision in minimum capital levels is a separate requirement from compliance with Basel III risk-based capital adequacy ratios.

In October 2014, the Monetary Board approved major amendments to the regulations governing the credit risk taking activities of banks and quasi-banks. The amended rules focus on sound credit underwriting and administrative practices. Under the amended rules, banks gained greater flexibility to extend credit, develop innovative credit products, and develop lending programs, while Bangko Sentral can better supervise financial institutions, encouraging the adoption of appropriate credit risk management practices commensurate to a bank’s size, scale and complexity.

In October 2014, the Monetary Board approved guidelines for determining banks that are deemed systemically important within the domestic banking industry. Banks are evaluated based on measures for size, interconnectedness, substitutability and complexity.

In May 2015, the Monetary Board approved guidelines for the implementation of the Basel III leverage ratio. The Monetary Board approved the setting of the minimum ratio at 5% and a monitoring period up to the end of 2016. During this monitoring period, sanctions will not be imposed on banks falling below the 5% minimum, but covered institutions are required to submit periodic reports to the Monetary Board. The requirement takes full effect on January 1, 2017.

In July 2015, Bangko Sentral completed its determination of which banks are domestic systemically important banks. Bangko Sentral will update this list of banks every year. Those banks identified as systemically important will be required to maintain additional tier 1 common equity of between 150 and 250 basis points of risk-weighted assets. The higher capital requirements will be implemented in stages, beginning in January 2017 and to be fully implemented by January 2019.

Foreign Currency Loans

Bangko Sentral imposes a combination of prior approval, registration and reporting requirements on all non-peso denominated loans. The regime is as follows:

Type of Loan	Requirements
• Public sector loans, except short-term foreign currency deposit loans for trade financing and short-term normal interbank borrowings	Prior approval and reporting requirements.

• Private sector loans guaranteed by government corporations and/or government financial institutions or covered by foreign exchange guarantees issued by authorized agent banks

Type of Loan	Requirements
• Loans with maturities exceeding one year to be obtained by private non-bank financial institutions intended for relending to public or private sector enterprises

• Other loans if to be serviced using foreign exchange purchased from an authorized agent bank or its subsidiary/affiliate foreign exchange corporation

• Private sector loans which are specifically exempt from the prior approval requirement and which will be serviced with foreign exchange purchased from the banking system.	Subsequent registration and reporting requirements.

• All private sector loans to be serviced with foreign exchange not purchased from the banking system.	Reporting requirements.

The Philippine Securities Markets

History and Development

The securities industry in the Philippines began with the opening of the Manila Stock Exchange in 1927. In 1936, the Government established the Philippine SEC to oversee the industry and protect investors. Subsequently, the Makati Stock Exchange opened in 1963 and merged with the Manila Stock Exchange to form the Philippine Stock Exchange in 1994.

In June 1998, the Philippine SEC granted the Philippine Stock Exchange self-regulatory organization status, empowering it to supervise and discipline its members, including by examining a member’s books of account and conducting audits.

To broaden the range of securities eligible for listing, the Philippine Stock Exchange established a board for small- and medium-sized enterprises with an authorized capital of (Peso)20.0 million to (Peso)99.9 million of which at least 25% must be subscribed and fully paid.

In August 2001, the Philippine Stock Exchange completed its conversion to a publicly held stock corporation. As its first shareholders, each of the 184 member-brokers subscribed and fully paid for 50,000 shares. The listing of its shares on the Philippine Stock Exchange took effect in December 2003 and 40% of the unissued shares were sold through a private placement in February 2004.

As of February 10, 2016, the Philippine Stock Exchange had 312 listed companies and 132 active trading participants.

As of February 10, 2016, the Philippine Stock Exchange composite index closed at 6,637.5 compared to a close of 6,952.1 on December 29, 2015, 7,230.57 on December 29, 2014, 5,889.83 on December 27, 2013, 5,812.7 on December 28, 2012, 4,372.0 on December 29, 2011 and 4,201.1 on December 30, 2010.

In 2015, the average Philippine Stock Exchange composite index was 7,434.9, compared to the average index level of 6,788.1 in 2014, 6,478.9 in 2013, 5,169.0 in 2012, 4,185.7 in 2011 and 3,521.6 in 2010.

In addition to the Philippine Stock Exchange, the Philippine Dealing and Exchange Corporation (“PDEX”), which deals mainly with trading of foreign exchange and fixed-income securities, was granted self-regulatory organization status by the Philippine SEC in 2006. The PDEX registered a trading volume of (Peso)3,391 billion of both government and corporate securities in the first nine months of 2015, an increase of 5.7% from the (Peso)3,209 billion registered during the same period in 2014.

In May 2013, plans of a merger between the Philippine Stock Exchange and PDS Holdings, Corp., the holding company that owns the PDEX, were announced. The aim of the merger is to create a consolidated equity and bond trading platform. The merger structure is currently under review by the Philippine SEC.

Government Securities Market

The Bureau of the Treasury currently conducts weekly public offerings of treasury bills with maturities of 91 days, 182 days and 364 days, as well as treasury bonds with maturities ranging from two years to 28.5 years.

As of December 31, 2011, outstanding Government securities amounted to (Peso)2.9 trillion, 45.5% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes, zero coupon treasury bonds, multicurrency RTBs and Government-guaranteed debt, among others. On October 20, 2011, the Government raised (Peso)110.1 billion from the sale of 10- and 15-year RTBs. On July 19, 2011, the Government issued (Peso)323.5 billion and redeemed (Peso)292.5 billion as part of the Domestic Debt Consolidation Program. On March 1, 2012, the Government raised (Peso)179.8 billion from the sale of two- and 15-year RTBs.

As of December 31, 2012, outstanding Government securities amounted to (Peso)3.5 trillion, 74.0% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes, zero coupon treasury bonds, multicurrency RTBs and Government-guaranteed debt, among others.

As of December 31, 2013, outstanding Government securities amounted to (Peso)3.8 trillion, 51.4% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes, zero coupon treasury bonds, multicurrency RTBs and Government-guaranteed debt, among others.

As of December 31, 2014, outstanding Government securities amounted to (Peso)3.8 trillion, 53.8% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes, zero coupon treasury bonds, multicurrency RTBs and Government-guaranteed debt, among others.

As of August 31, 2015, outstanding Government securities amounted to (Peso)3.9 trillion, 55.2% of which were issuances of treasury bills and FXTBs. The remaining issuances of Government securities consisted of RTBs, progress bonds, foreign exchange promissory notes, zero coupon treasury bonds, multicurrency RTBs and Government-guaranteed debt, among others.

Public Finance

The Consolidated Financial Position

The consolidated public sector financial position measures the overall financial standing of the Republic’s public sector. It consists of the public sector borrowing requirement and the aggregate deficit or surplus of the Social Security System and the Government Service Insurance System, Bangko Sentral, the GFIs and the local government units. The public sector borrowing requirement reflects the aggregate deficit or surplus of the Government, the Central Bank-Board of Liquidation’s accounts, the Oil Price Stabilization Fund and the 14 major GOCCs.

The following table sets out the consolidated financial position on a cash basis for the periods indicated.

	Consolidated Public Sector Financial Position of the Republic
	As of December 31,					2015(1)
	2010	2011	2012	2013	2014
	(Peso in billions, except percentages)
Public sector borrowing requirement:
National Government	(314.5)	(197.8)	(242.8)	(164.0)	(73.1)	(33.5)
CB Restructuring	(7.7)	(3.5)	(3.5)	(3.5)	(2.7)	(0.9)
Monitored Government-owned corporations	(66.9)	(19.8)	(5.0)	60.9	21.2	4.1
Adjustment of net lending and equity to GOCCs	9.9	1.0	24.6	11.6	15.1	1.8
Other adjustments	0.1	0.0	0.0	0.0	0.0	0.0

Total public sector borrowing requirement	(379.0)	(220.1)	(226.7)	(95.1)	(39.5)	(28.6)

As a percentage of GDP	(4.2)%	(2.3)%	(2.1)%	(0.8)%	(0.3)%	2.5%
Other public sector:
Social Security System and Government Service Insurance System	39.3	48.0	72.7	62.5	68.8	19.9
Bangko Sentral(2)	(63.7)	(33.2)	(94.8)	(23.7)	(10.7)	(3.0)
Government financial institutions	9.5	9.8	9.9	15.3	12.2	1.9
Local government units	45.2	60.8	49.1	53.2	86.5	86.2
Timing adjustment of interest payments to Bangko Sentral	0.4	0.0	0.0	0.0	0.0	0.0
Other adjustments	2.9	0.0	(0.1)	0.0	0.0	0.0

Total other public sector	33.5	85.3	36.8	107.3	156.8	105.0

Consolidated public sector financial position	(345.6)	(134.8)	(189.9)	12.2	117.3	76.4

As a percentage of GDP	(3.8)%	(1.4)%	(1.8)%	0.1%	0.9%	2.5%

Source: Fiscal Policy and Planning Office, Department of Finance.

Notes:

(1)	Preliminary data as of March 31, 2015.

(2)	Amounts are net of interest rebates, dividends and other amounts remitted to the Government and the Central Bank-Board of Liquidation.

In 2011, the consolidated financial position of the Republic recorded a deficit of (Peso)134.8 billion, a substantial improvement from the deficit of (Peso)345.6 billion recorded in 2010. The lower deficit level was primarily the result of a lower deficit of the Government, which decreased from (Peso)314.5 billion in 2010 to (Peso)197.8 billion in 2011, as higher aggregate revenue collections, particularly from the BIR, more than offset the higher level of expenditures for the period. The consolidated deficit was equivalent to 1.4% of the Republic’s GDP in 2011 at current prices.

In 2012, the consolidated financial position of the Republic recorded a deficit of (Peso)189.9 billion, an increase from the deficit of (Peso)134.8 billion recorded in 2011, largely due to an increase in the Bangko Sentral net deficit, which increased from a deficit of (Peso)33.2 billion in 2011 to a deficit of (Peso)94.8 billion in 2012. However, the recorded deficit of the Government of (Peso)242.8 billion was lower than the Government’s program deficit for the year of (Peso)286 billion. The consolidated deficit was equivalent to 1.8% of the Republic’s GDP in 2012 at current prices.

In 2013, the consolidated financial position of the Republic recorded a surplus of (Peso)12.2 billion, a reversal from the deficit of (Peso)189.9 billion recorded in 2012, and (Peso)250.2 billion higher than the Government’s program deficit for 2013 of (Peso)238.0 billion. The surplus was largely due to a 32.5% decrease in Government borrowing requirements, which decreased from (Peso)242.8 billion in 2012 to (Peso)164.0 billion in 2013. The surplus in 2013 was equivalent to 0.1% of the Republic’s GDP in 2013 at current prices.

In 2014, the consolidated financial position of the Republic recorded a surplus of (Peso)117.3 billion, a significant increase from the surplus of (Peso)12.2 billion recorded in 2013, and (Peso)383.5 billion higher than the Government’s program deficit for 2014 of (Peso)266.2 billion. The surplus was largely due to a 55.4% decrease in Government borrowing requirements, which decreased from (Peso)164.0 billion in 2013 to (Peso)73.1 billion in 2014. The surplus in 2014 was equivalent to 0.9% of the Republic’s GDP in 2014 at current prices.

Government Revenues and Expenditures

The following table sets out Government revenues and expenditures for the periods indicated.

	Government Revenues and Expenditures
	Actual							Budget
	2010	2011	2012	2013	2014	2015(1)		2014(2)	2015
	(Peso in billions, except percentages)
Cash Revenues
Tax revenues:
Bureau of Internal Revenue	822.6	924.1	1,057.9	1,216.7	1,334.8	1,327.0		1,456.3	1,673.9
Bureau of Customs	259.2	265.1	289.9	304.9	369.3	329.8		408.1	436.6
Others Government offices(3)	11.8	12.8	13.3	14.1	14.9	14.1		15.5	17.1

Total tax revenues	1,093.6	1,202.1	1,361.1	1,535.7	1,719.0	1,670.8		1,879.9	2,127.6
As a percentage of GDP	12.1%	12.4%	12.9%	13.3%	13.6%	14.2	%(4)	14.7%	15.5%
Non-tax revenues:
Bureau of the Treasury income(5)	54.3	75.2	84.1	81	93.4	100.5		56.2	60.6
Fees and charges(6)	22.8	26.0	27.8	30.5	32.8	34.2		79.9	36.4
Privatizations(7)	0.9	0.9	8.3	2.9	1.9	62.8		2.0	2.0
Others (including Foreign grants)	36.2	55.7	53.6	65.9	61.4	77.1		—	48.6

Total non-tax revenues	114.2	157.8	173.8	180.3	189.5	274.6		138.1	147.6

Total cash revenues	1,160.9	1,326.5	1,496.8	1,693.1	1,879.0	1,933.0		1,988.2	2,249.7
Total cash revenue as a percentage of GDP	12.9%	13.7%	14.2%	14.7%	14.9%	16.7	%(4)	16.0%	16.0%
Total non-cash revenues	47.0	33.5	38.1	23.0	29.5	12.4		29.9	25.5

Total revenues	1,207.9	1,359.9	1,534.9	1,716.1	1,908.5	1,945.4		2,018.1	2,275.2

Cash Expenditures
Personnel services	469.4	500.4	542.6	581.7	603.6	598.4		661.5	743.2
Maintenance and other operating expense	182.1	201.2	236.7	282.9	308.7	357.1		374.6	424.8
Interest payments
Foreign	118.5	108.5	111.6	101.1	100.7	89.9		104.3	94.6
Domestic	175.7	170.5	201.2	222.3	220.5	198.0		248.4	267.2

Total interest payments	294.2	279.0	312.8	323.4	321.2	287.9		352.7	361.8
Subsidies to Government corporation	21.0	53.7	42.1	66.3	80.4	66.0		109.0	118.6
Allotment to local government units	216.1	229.6	218.6	241.8	273.2	285.9		273.2	311.9
Comprehensive agrarian reform program (land acquisition and credit)	—	7.9	—	—	—	—		5.0	—
Infrastructure and other capital outlays	223.0	159.1	270.7	261.8	276.0	291.3		365.2	431.6
Capital transfers to local government units	58.1	70.3	67.2	71.0	73.8	83.1		84.9	112.2

Equity and net lending	11.4	30.9	48.7	28.1	15.1	9.8		28.3	29.4

Total cash expenditures	1,475.4	1,524.2	1,739.7	1,857.2	1,952.1	1,979.6		2,254.4	2,533.4

As a percentage of GNI (at current prices)	12.3%	13.1%	13.7%	13.2%	12.7%	14.0	%(4)	14.3%	14.9%
Tax expenditures	47.0	33.5	38.1	23.0	29.5	12.4		29.9	25.5

Total expenditures	1,522.4	1,557.7	1,777.8	1,880.2	1,981.6	1,992.0		2,284.3	2,558.9

Surplus/(Deficit)	(314.5)	(197.8)	(242.8)	(164.1)	(73.1)	(46.5)		(266.2)	(283.7)
Financing
Gross domestic borrowings	489.8	364.7	798.5	520.9	266.1	192.3		620.0	589.8
Net domestic borrowings	218.6	64.1	468.1	402.9	162.7	38.5		279.7	275.7
Non-budgetary accounts	(0.02)	2.8	(3.6)	(89.1)	(64.3)	25.4		(1.7)	(6.2)
Use of cash balances	37.2	(79.7)	291.8	65.9	37.8	78.0		16.0	20.4
Net foreign borrowings	133.0	51.2	70.1	(83.8)	12.6	60.6		4.2	34.5

Total net financing requirement	351.6	115.3	538.2	319.1	175.2	99.1		284.0	310.2

Sources: Department of Finance; Department of Budget and Management.

Notes:

(1)	Preliminary data for the first 11 months of 2015, unless otherwise indicated.

(2)	As adjusted in accordance with the Government’s periodic review of the budget and financing program.

(3)	Represents tax revenues of the Department of Environment and Natural Resources, Bureau of Immigration and Deportation, Land Transportation Office and other Government entities.

(4)	Preliminary data for the first nine months of 2015.

(5)	Represents interest on deposits, interest on advances to GOCCs, interest on securities, dividends from GOCCs, earnings received from the Philippine Amusement and Gaming Corporation, earnings and terminal fees received from Ninoy Aquino International Airport, guarantee fees and others.

(6)	Represents receipts from the Land Transportation Office, Department of Foreign Affairs and other Government agencies.

(7)	Represents remittances to the Government from the sale of interests in GOCCs, GFIs and other Government-owned assets and from the sale of assets by the Presidential Commission on Good Government and the Asset Privatization Trust.

Revenues

Sources

The Government derives its revenues from both tax and non-tax sources. The main sources of revenue include income taxes, value-added taxes, excise taxes and customs duties. The main sources of non-tax revenue consist of interest on deposits, amounts earned from GOCCs and privatization receipts.

Since 2006, the BIR has implemented the following tax administration improvements:

•	settlement of delinquent accounts or disputed assessments which are either being litigated in the courts or being challenged by taxpayers;

•	a lateral attrition law, which provides incentives for revenue agencies which exceed their revenue targets for given periods and penalties if they fall short of their targets;

•

specialized programs aimed at identification and prosecution of tax evaders, such as the Run After Tax Evaders (“RATES”) program of the BIR and the Run After The Smugglers (“RATS”) program of the Bureau of Customs (“BOC”);

•	use of electronic documentary stamp metering machines to accurately assess and monitor documentary stamp taxes;

•	broadening the tax base to increase the number of registered taxpayers, specifically by matching BIR taxpayer records with those of other Government agencies such as the Philippine SEC;

•	issuance of revenue regulations regarding automobiles which are subject to excise tax; and

•	implementing a ceiling on deductible representation expenses as mandated by the Tax Code of 1997.

The BIR’s RATES program’s general goal is to effectively raise tax revenues; it is also intended to enhance voluntary taxpayer compliance with the law, provide a deterrent to tax evaders and promote public confidence in the tax collection system. The RATES program seeks to achieve these goals by providing the infrastructure, policy framework and information systems necessary to investigate possible cases of tax evasion and determine instances where prosecution is necessary.

The BOC RATS program focuses on detecting and prosecuting smugglers and other violators of customs and tariff laws that are not detected and acted upon during initial and secondary reviews and screenings by existing BOC programs. The RATS program seeks to achieve its policy objectives by improving external infrastructure and information systems that are used to monitor customs collections, while at the same time internally reviewing the BOC’s organizational integrity to improve its performance as well as public confidence in the customs tax collection system.

Total Government revenues in 2011 were (Peso)1,359.9 billion, a 12.6% increase over the (Peso)1,207.9 billion recorded in 2010. Total Government revenues in 2011 were (Peso)51.4 billion, or 3.8%, lower than the (Peso)1,411.3 billion program target for the year. This shortfall in revenue was the result in shortfalls of 1.7%, 17.2% and 3.0% in actual collections by the BIR, the BOC and other Government offices against their respective program targets. During 2011, BIR collections were (Peso)924.1 billion ((Peso)900.0 billion of which were cash revenues), an increase of 12.3% from the (Peso)822.6 billion recorded in the same period in 2010. The BOC recorded collections of (Peso)265.1 billion ((Peso)255.7 billion of which were cash revenues) in 2011, a 2.3% increase from the (Peso)259.2 billion recorded in the same period in 2010. Revenues from the BTr were (Peso)75.2 billion in 2011, a 38.5% increase from the (Peso)54.3 billion recorded in 2010.

Total Government revenues in 2012 were (Peso)1,534.9 billion, a 12.9% increase over the (Peso)1,359.9 billion recorded in 2011. Total Government revenues in 2012 were (Peso)25.7 billion, or 1.6%, lower than the (Peso)1,560.6 billion program target for the year due to a tax revenue short fall of $66.3 billion or 4.6%, offset by $34.3 billion higher collections in non-tax revenues or 26.1%. In 2012, BIR collections, which account for approximately 77.7% of total taxes, were (Peso)1,057.9 billion ((Peso)642.5 billion of which were net income and profits taxes), a 14.5% increase from the (Peso)924.1 billion recorded in 2011, and BOC collections were (Peso)289.9 billion, which was 9.4% higher than the (Peso)265.1 billion recorded in 2011.

Total Government revenues in 2013 were (Peso)1,716.1 billion, an 11.8% increase over the (Peso)1,534.9 billion recorded in 2012. Total revenues for 2013 were (Peso)29.8 billion, or 1.7%, lower than the (Peso)1,745.9 billion program target for the year. This shortfall in revenue was the result of shortfalls in actual collections by the BIR against their program target. BIR collections in 2013 were (Peso)1,216.7 billion ((Peso)718.4 billion of which were net income and profits taxes), reflecting a 15.0% increase from the (Peso)1,057.9 billion recorded in 2012. BOC collections were (Peso)304.9 billion in 2013, compared to (Peso)289.9 billion recorded in 2012, reflecting a 5.2% increase. Non-tax revenues were (Peso)180.3 billion in 2013, a 3.7% increase from the (Peso)173.8 billion recorded in 2012.

Total Government revenues in 2014 were (Peso)1,908.5 billion, an 11.2% increase over the (Peso)1,716.1 billion recorded in 2013. Total revenues for 2014 were 5.4% lower, or (Peso)109.6 billion lower, than the (Peso)2,018.1 billion program target for the year. This shortfall in revenue was primarily the result of shortfalls in actual collection by the BIR and the BOC against their respective program targets. BIR collections in 2014 were (Peso)1,334.8 billion ((Peso)784.9 billion of which were net income and profits taxes), reflecting a 9.7% increase from the (Peso)1,216.7 billion recorded in 2013. BOC collections were (Peso)369.3 billion in 2014, compared to (Peso)304.9 billion recorded in 2012, reflecting a 21.1% increase. Non-tax revenues were (Peso)189.3 billion in 2014, a 5.0% increase from the (Peso)180.3 billion recorded in 2013.

Total Government revenues in the first 11 months of 2015 were (Peso)1,945.4 billion, a 12.1% increase over the (Peso)1,735.5 billion recorded in the first 11 months of 2014. During the first 11 months of 2015, BIR collections were (Peso)1,327.0 billion, an increase of 8.8% from the (Peso)1,220.1 billion recorded in the same period in 2014. The BOC recorded collections of (Peso)329.8 billion in the first 11 months of 2015, a 1.6% increase from the (Peso)324.6 billion recorded in the same period in 2014. Non-tax revenues were (Peso)274.6 billion in the first 11 months of 2015, a 56.0% increase from the (Peso)176.2 billion recorded in the same period in 2014.

Expenditures

Total Government expenditures in 2011 were (Peso)1,557.7 billion, 2.3% higher than the (Peso)1,522.4 billion recorded in 2010. Total Government expenditures in 2011 were (Peso)153.6 billion, or 9.0%, lower than the (Peso)1,711.3 billion program target for the year. The Disbursement Acceleration Program implemented in the latter part of 2011 reallocated funds to fast moving and high impact programs and projects, thus allowing government resources to be used more efficiently.

Total Government expenditures in 2012 were (Peso)1,777.8 billion, 14.1% higher than the (Peso)1,557.7 billion recorded in 2011, but (Peso)61.9 billion lower than the program target of (Peso)1,839.7 billion for the year. Maintenance and other operating expense and capital outlays increased in 2012 relative to 2011. Maintenance and other operating expense increased by 17.6% to (Peso)236.7 billion for 2012 compared to 2011 due to a higher provision for various developmental and social protection projects of the Government. Given the significantly higher allocations for various infrastructure and civil works projects of the Department of Public Works and Highways as well as irrigation projects of the Department of Agriculture, spending on infrastructure and other capital outlays for 2012 increased by 70.1% compared to 2011.

Total Government expenditures in 2013 were (Peso)1,880.2 billion, a 5.8% increase from the (Peso)1,777.8 billion recorded in 2012, but (Peso)103.7 billion, or 5.2%, lower than the (Peso)1,983.9 billion program target for the year. Total expenditures were below the program target mainly because of lower personnel services disbursements of (Peso)581.7 billion, 6.8% lower than programmed personnel services disbursements of (Peso)624.4 billion, and lower disbursements of maintenance and other operating expenses of (Peso)282.9 billion, 11.0% lower than programmed maintenance and other operating expenses disbursements of (Peso)317.9 billion. Also contributing to the lower level of total expenditures compared to the program target was the lower disbursement level of infrastructure and other capital outlays of (Peso)261.8 billion, 13.7% lower than programmed infrastructure and other capital outlays disbursements of (Peso)303.4 billion.

Total Government expenditures in 2014 were (Peso)1,981.6 billion, a 5.4% increase from the (Peso)1,880.2 billion recorded in 2013, but (Peso)302.7 billion, or 13.3%, lower than the program target of (Peso)2,284.3 billion for the year. Total expenditures were below the program target mainly because of lower disbursements of infrastructure and other capital outlays of (Peso)276.0 billion, 24.4% lower than programmed infrastructure and other capital outlays disbursements of (Peso)365.2 billion, and lower disbursements of maintenance and other operating expenses of (Peso)308.7 billion, 17.6% lower than programmed maintenance and other operating expenses disbursements of (Peso)374.6 billion. Also contributing to the lower level of total expenditures compared to the program target was the lower disbursement level of personnel services of (Peso)603.6 billion, 8.8% lower than programmed personnel services disbursements of (Peso)661.5 billion.

Total Government expenditures in the first 11 months of 2015 were (Peso)1,992.0 billion, 13.0% higher than the (Peso)1,762.3 billion recorded in the same period in 2014. The increase in expenditures in the first 11 months of 2015 compared with the same period in 2014 was primarily the result of a 30.2% increase in maintenance and other operating expenses disbursements and a 10.5% increase in personnel services.

President Aquino’s administration has undertaken a number of initiatives to sustain spending momentum going forward, including regular meetings between the Department of Budget and Management and certain Government agencies that have had trouble meeting spending objectives in the past and the creation of account management teams at select departments. In addition, the Government has identified certain key issues and bottlenecks, which include procurement delays due to incorrect technical specifications, poor targeting or weak assumptions and a lack of coordination among the various groups in a department in terms of submission of their spending programs. The Aquino administration proposed a number of initiatives in its 2015 Budget while simultaneously working with the affected departments to ensure these bottlenecks are addressed. For instance, the Government has directed agencies to put their infrastructure projects up for bidding immediately after national evaluation protocol submission. The Government remains committed to the acceleration of the implementation of critical programs and projects to achieve its targets.

The Government Budget

The Budget Process

The Administrative Code of 1987 requires the Government to formulate and implement a national budget. The President submits the budget to Congress within 30 days of the opening of each regular session of Congress, which occurs on the fourth Monday of each July. The House of Representatives reviews the budget and transforms it into a general appropriations bill. The Senate then reviews the budget. A conference committee composed of members of both houses of Congress then formulates a common version of the bill. Once both houses approve the budget, the bill goes to the President for signing as a general appropriations act.

2015 Budget

On December 23, 2014, President Aquino signed into law Republic Act No. 10651, or the General Appropriations Act for 2015. The 2015 budget increased program expenditures by 15.1% to (Peso)2.6 trillion, from the (Peso)2.3 trillion allocated in the 2014 budget. The Department of Education received the highest allocation in the 2015 budget with (Peso)367.1 billion, an 18.6% increase from the (Peso)309.4 billion allocated in 2014. President Aquino has stated that this allocation reflects the Government’s plan to deliver direct educational benefits to lower income groups. The Department of Public Works and Highways’ 2015 budget allocation increased by 37.9% from its allocation in 2014, mainly due to budgeted expenditures for completion of repairs of national roads.

The 10 executive departments with the highest allocations under the 2015 budget, as approved, compared to their corresponding allocations for 2014 are listed below. The amounts indicated below are the departments’ “all-in” budgets, comprising department-specific budgets plus allocations from special purpose funds.

Department	2015 Allocation	2014 Allocation	2015 Increase/ (Decrease) from 2014
	(Peso in billions)
Department of Education	367.1	309.4	18.6%
Department of Public Works and Highways	303.2	219.9	37.9%
Department of National Defense	144.5	123.2	17.3%
Department of the Interior and Local Government	141.4	136.1	3.9%
Department of Social Welfare and Development	108.2	83.4	29.7%
Department of Health	103.9	90.8	14.4%
Department of Agriculture	89.1	80.0	11.4%
Department of Transportation and Communications	59.5	48.8	21.9%
Department of Environmental and Natural Resources	21.5	23.9	(10.0)%
Department of Science and Technology	17.8	13.1	35.9%

2016 Budget

On December 22, 2015, President Aquino signed into law Republic Act No. 10717, or the General Appropriations Act for 2016. The 2016 budget increased program expenditures by 15.2% to (Peso)3.0 trillion, from the (Peso)2.6 trillion allocated in the 2015 budget. The Department of Education received the highest allocation in the 2016 budget with (Peso)437.0 billion, a 19.0% increase from the (Peso)367.1 billion allocated in the 2015 budget. President Aquino stated that this allocation reflects the fact that the Government’s top budgetary priority is education. The Department of Public Works and Highways’ 2016 allocation increased by 32.1% from its allocation in the 2015 budget, mainly due to budgeted expenditures for transport infrastructure to ease the burden on congested growth centers.

The 10 executive departments with the highest allocations under the 2016 budget compared to their corresponding allocations for 2015 are listed below. The amounts indicated below are the departments’ “all-in” budgets, comprising department-specific budgets plus allocations from special purpose funds.

Department	2016 Allocation	2015 Allocation	2016 Increase/ (Decrease) from 2015
	(Peso in billions)
Department of Education	437.0	367.1	19.0%
Department of Public Works and Highways	400.4	303.2	32.1%
Department of National Defense	175.2	144.5	21.2%
Department of the Interior and Local Government	154.5	141.4	9.3%
Department of Health	128.5	103.9	23.7%
Department of Social Welfare and Development	111.0	108.2	2.6%
Department of Agriculture	94.0	89.1	5.5%
Department of Transportation and Communications	48.5	59.5	(18.5)%
Department of Finance	33.2	15.3	116.9%
Department of Environment and Natural Resources	24.8	21.5	15.3%

Debt

External Debt

For foreign borrowings by the private sector, Bangko Sentral approval is required if the loans (i) are guaranteed by the public sector or (ii) will be serviced with foreign exchange from the Philippine banking system.

The following table sets out the total outstanding Bangko Sentral-approved and registered external debt.

	Bangko Sentral Approved External Debt As of December 31,					2015(1)
	2010	2011	2012	2013	2014
	($ in millions, except percentages)
By Maturity:
Short-term(2)	10,512	12,050	16,452	16,909	16,248	14,552
Medium and long-term	63,082	63,519	63,497	61,580	61,426	61,055

Total	73,594	75,569	79,949	78,489	77,674	75,607

By Debtor:(3)
Banking system	12,460	14,551	18,614	18,741	18,583	17,559
Public sector(4)	61,134	61,019	61,335	59,748	59,091	58,048

Total	73,594	75,569	79,949	78,489	77,674	75,607

By Creditor Type:
Banks and financial institutions	15,962	17,147	21,855	25,010	24,222	24,512
Suppliers	4,000	3,836	4,210	4,140	3,480	3,543
Multilateral	10,908	11,581	11,698	10,366	10,663	11,473
Bilateral	17,653	17,573	15,837	13,290	12,422	11,829
Bond holders/note holders	23,951	24,084	25,190	24,669	25,008	22,672
Others	1,121	1,349	1,159	1,015	1,878	1,578

Total	73,594	75,569	79,949	78,489	77,674	75,607

Ratios:
Debt service burden to exports of goods and services(5)	9.9%	9.9%	7.3%	8.2%	6.2%	5.5	%(6)
Debt service burden to GNI	3.1%	2.9%	2.2%	2.3%	1.8%	1.6%
External debt to GNI	30.6%	28.1%	26.5%	23.7%	22.5%	21.5	%(7)

Source: Bangko Sentral.

Notes:

(1)	Preliminary data as of September 30, 2015, unless otherwise indicated.

(2)	Debt with original maturity of one year or less.

(3)	Classification by debtor is based on the primary obligor under the relevant loan or rescheduling documentation.

(4)	Includes public sector debt whether or not guaranteed by the Government; does not include public banks.

(5)	Calculated based on BPM6 framework.

(6)	Preliminary data as of October 31, 2015.

(7)	Based on annualized GNI.

Government Financing Initiatives

The following are the major program loans approved by creditor agencies or availed of by the Government from January 2010 to October 2015.

Program Loan	Creditor	Amount	Date Signed
($)
Social Welfare and Development Reform Project	WB	400 million	January 2010
Local Government Budget and Reform Program	AFD	169 million	February 2010
Development Policy Support Program III	ADB/JICA	76 million	March 2010
Emergency Budget Support Japanese ODA Loan	JICA	114 million	March 2010
Social Protection Support Project	ADB	400 million	September 2010
Financial Market Regulation and Intermediation Program Sub. 2	ADB	200 million	February 2011
First Development Policy Loan	WB	250 million	June 2011
Disaster Risk Management Development Program (CAT-DDO)	WB	500 million	September 2011
Governance and Justice Sector Reform Program 2	ADB	300 million	January 2012
Increasing Competitiveness for Inclusive Growth Program, Subprogram 1	ADB	350 million	June 2012
Development Policy Support Program—Investment Climate	ADB/JICA	64 million	October 2012
Social Welfare and Development Reform Project Additional Financing	WB	100 million	January 2013
Second Development Policy Loan	WB	300 million	March 2013
Emergency Assistance for Relief and Recovery from Typhoon Yolanda	ADB	500 million	December 2013
Second Development Policy Loan to Foster More Inclusive Growth: Supplemental Financing for Post Typhoon Recovery	WB	500 million	December 2013
Local Government Finance and Fiscal Decentralization Reform Program	ADB	250 million	February 2014
Learning, Equity and Accountability Program Support Project	WB	300 million	April 2014
Third Development Policy Loan to Foster More Inclusive Growth	WB	300 million	October 2014
Increasing Competitiveness for Inclusive Growth Program, Subprogram 2	ADB	350 million	February 2015
Senior High School Support Program	ADB	300 million	February 2015

Source: International Finance Group, Department of Finance.

Public Sector Debt

The following table presents the Republic’s consolidated public sector debt as of the dates indicated.

	Outstanding Consolidated Public Sector Debt(1)
	As of December 31,					2015(2)
	2010	2011	2012	2013	2014
	(Peso in billions, except percentages)
Consolidated non-financial public sector debt:
Domestic	2,210.3	2,743.4	3,483.5	3,833.3	4,019.3	4,015.7
Foreign	2,609.1	2,623.8	2,109.8	2,081.0	2,028.4	2,086.4

Total	4,819.4	5,367.2	5,593.3	5,914.2	6,047.7	6,102.1

Financial public corporations
Bangko Sentral:
Domestic(3)	2,702.1	3,304.6	3,435.5	3,633.9	3,511.7	3,489.1
Foreign	86.3	80.5	81.4	57.8	62.5	67.0

Total	2,788.4	3,385.1	3,516.9	3,619.7	3,574.1	3,556.1

GFIs:
Domestic(4)	23.2	20.7	7.7	4.8	5.1	3.5
Foreign	171.1	161.9	135.9	133.6	114.9	105.8

Total	194.2	182.6	143.6	138.5	120.1	109.3

Domestic	2,725.3	3,325.3	3,443.2	3,638.8	3,516.8	3,492.5
Foreign	257.4	242.4	217.3	191.4	177.4	172.8

Total	2,982.7	3,567.7	3,660.5	3,830.2	3,694.2	3,665.4

Less: Intrasector-debt holdings
Domestic:
Government securities held by GFIs and BSP	412.6	393.8	418.6	456.9	520.1	504.1
Government deposits at BSP	110.1	60.1	340.9	412.3	415.2	528.0
Government/GOCCs deposits at GFIs	333.6	425.4	461.3	573.4	726.4	782.6
GFIs deposits at BSP	163.0	192.2	247.5	366.3	350.6	485.2
GOCC deposits at BSP	19.9	0.1	20.6	0.1	0.1	0.1
GOCC loans/other debt held by GFIs	40.1	100.4	93.1	93.6	109.2	114.2
GFIs loans/other debt held by BSP	72.7	66.7	66.7	63.7	56.1	56.0
Local governments debt held by GFIs	55.6	56.8	58.2	58.0	56.0	56.2

Total	1,207.8	1,295.5	1,706.8	2,024.3	2,233.7	2,526.4

Foreign:
Governments securities held by BSP	25.2	46.0	51.4	65.9	73.8	77.0

Total	1,233.0	1,341.5	1,758.2	2,090.3	2,307.6	2,603.4

Total public sector:
Domestic	3,727.8	4,773.2	5,219.9	5,447.7	5,302.3	4,981.9
Foreign	2,841.3	2,820.2	2,275.7	2,206.5	2,132.0	2,182.2

Total	6,569.1	7,593.4	7,495.6	7,654.2	7,434.3	7,164.1

Source: Fiscal Policy and Planning Office, Department of Finance.

Notes:

(1)	The consolidated public sector comprises the general government sector, non-financial public corporations, and financial public corporations, after elimination of intra-debt holdings among these sectors.

(2)	Preliminary data as of June 30, 2015.

(3)	Comprises all liabilities of Bangko Sentral (including currency issues) except for allocation of SDRs and revaluation of international reserves.

(4)	Comprises all liabilities of the DBP, the LBP and Trade & Investment Development Corporation.

The following table presents the Republic’s consolidated non-financial public sector debt as of the dates indicated.

	Outstanding Consolidated Non-financial Public Sector Debt(1)
	As of December 31,					2015(2)
	2010	2011	2012	2013	2014
	(Peso in billions, except percentages)
Total(3)	4,819.4	5,367.2	5,593.3	5,914.2	6,047.7	6,102.1
Domestic	2,210.3	2,743.4	3,483.5	3,833.3	4,019.3	4,015.7
Foreign	2,609.1	2,623.6	2,109.8	2,081.0	2,028.4	2,086.4
National Government	4,718.2	4,951.2	5,437.1	5,681.2	5,735.2	5,816.2
Domestic	2,718.2	2,873.4	3,468.4	3,733.4	3,820.6	3,839.3
Foreign	2,000.0	2,077.8	1,968.7	1,947.7	1,914.6	1,976.9
Non-financial public corporations (14 GOCCs)	1,239.4	1,546.9	1,508.7	1,599.9	1,507.1	1,472.9
Domestic	568.2	938.1	1,287.6	1,383.0	1,310.9	1,278.5
Foreign	671.1	608.8	221.1	216.8	196.2	194.4
CB-BOL	0.8	0.3	0	0	0	0
Domestic	0	0	0	0	0	0
Foreign	0.8	0.3	0	0	0	0
Local government units	69.0	70.4	73.4	71.3	68.5	67.5
Domestic	69.0	70.4	73.4	71.3	68.5	67.5
Foreign	0	0	0	0	0	0
Less: Government debt held by Bond Sinking Fund(4)	673.6	588.7	764.9	747.9	712.0	705.7
Domestic	615.1	529.9	688.9	668.7	633.8	625.2
Foreign	58.5	58.8	76.0	79.2	78.1	80.5
Intra-sector debt holdings (domestic)	530.2	608.6	656.8	685.8	546.9	544.5
Government debt held by SSIs	311.8	409.6	453.7	474.6	489.2	490.4
Government debt held by LGUs	0	0.2	0.1	0.1	0.1	0.1
LGU loans held by MDFO	3.3	3.0	3.0	0.0	0.0	0.0
Government debt held by GOCCs	148.1	130.6	148.8	170.8	27.1	26.7
Onlending from National Government to GOCCs	67.0	65.2	51.2	40.4	30.5	27.3
Intra-sector debt holdings (external)	4.3	4.3	4.0	4.3	4.3	4.4
GOCCs debt held by National Government	4.3	4.3	4.0	4.3	4.3	4.4
Total (as % of GDP)	53.5%	55.3%	53.0%	51.2%	47.8%	47.1%
Domestic (as % of GDP)	24.5%	28.3%	33.0%	33.2%	31.8%	31.0%
Foreign (as % of GDP)	29.0%	27.0%	20.0%	18.0%	16.0%	16.1%

Source: Fiscal Policy and Planning Office, Department of Finance.

Notes:

(1)	The consolidated non-financial public sector comprises the general government sector and non-financial public corporations. The consolidated non-financial public sector does not include financial public corporations.

(2)	Preliminary data as of June 30, 2015.

(3)	Government debt under the revised methodology excludes contingent obligations.

(4)	Including Securities Stabilization Fund and adjustment in the Government debt held by the Bond Sinking Fund.

As of December 31, 2011, the outstanding consolidated public sector debt was (Peso)7.6 trillion, equivalent to 78.2% of the Republic’s GDP compared with a public sector debt-to-GDP ratio of 74.2% as of December 31, 2010. Total consolidated public sector domestic debt increased 26.2% to (Peso)4.8 trillion, from the (Peso)3.8 trillion recorded as of December 31, 2010. Consolidated public sector foreign debt remained at (Peso)2.9 trillion on December 31, 2011 and on December 31, 2010. As of December 31, 2011, total outstanding consolidated

Government debt was (Peso)5.0 trillion, reflecting a 4.9% increase over the (Peso)4.7 trillion recorded as of December 31, 2010. The overall increase in Government debt was attributable to new borrowings made by the Government to finance the deficit for the period between December 31, 2010 and December 31, 2011, as well as the upward revaluation of outstanding foreign debt due to net depreciation of the peso against the U.S. dollar and the euro. These results more than offset net repayments made on the Republic’s obligations.

As of December 31, 2012, the outstanding consolidated public sector debt was (Peso)7.5 trillion, equivalent to 71.0% of the Republic’s GDP, compared with a public sector-debt-to-GDP ratio of 78.2% as of December 31, 2011. As of December 31, 2012, total outstanding consolidated Government debt was (Peso)5.4 trillion, reflecting a 9.8% increase over the (Peso)5.0 trillion recorded as of December 31, 2011. Total domestic debt increased by 9.4% to (Peso)5.2 trillion on December 31, 2012 from (Peso)4.8 trillion on December 31, 2011. Foreign debt decreased by 19.3% to (Peso)2.3 trillion on December 31, 2012 from (Peso)2.8 trillion on December 31, 2011. The increase in domestic debt resulted from the Government’s expansion of domestic borrowing to reduce foreign exposure. The overall increase in Government debt was attributable to an increase in borrowings and issuances of securities by the Government during the period from December 31, 2011 to December 31, 2012.

As of December 31, 2013, the outstanding consolidated public sector debt was (Peso)7.6 trillion, equivalent to 66.3% of the Republic’s GDP, compared with a public sector-debt-to-GDP ratio of 71.0% as of December 31, 2012. As of December 31, 2013, total outstanding consolidated Government debt was (Peso)5.7 trillion, reflecting a 4.5% increase over the (Peso)5.4 trillion recorded as of December 31, 2012. Total domestic debt increased by 4.4% to (Peso)5.4 trillion on December 31, 2013 from (Peso)5.2 trillion on December 31, 2012. Foreign debt decreased by 3.0% to (Peso)2.2 trillion on December 31, 2013 from (Peso)2.3 trillion on December 31, 2012. As a result of the increase in domestic debt and decrease in foreign debt, the mix of consolidated Government debt shifted slighty in favor of domestic debt during the period. In particular, the foreign debt of the 14 major GOCCs decreased by 1.9% during the year ended December 31, 2013. The overall increase in Government debt was attributed to an increase in borrowings and issuances of securities by the Government during the period from December 31, 2012 to December 31, 2013.

As of December 31, 2014, the outstanding consolidated public sector debt was (Peso)7.4 trillion, equivalent to 58.8% of the Republic’s GDP, compared with a public sector-debt-to-GDP ratio of 66.3% as of December 31, 2013. As of December 31, 2014, total outstanding consolidated Government debt was (Peso)5,735.2 billion, reflecting a 1.0% increase over the (Peso)5,681.5 billion recorded as of December 31, 2013. Total domestic debt decreased by 2.7% to (Peso)5.3 trillion on December 31, 2014 from (Peso)5.5 trillion on December 31, 2013. Foreign debt decreased by 3.4% to (Peso)2.1 trillion on December 31, 2014 from (Peso)2.2 trillion on December 31, 2013. The larger decrease in foreign debt as compared to domestic debt reflected the Government’s efforts to mitigate its debt servicing risk from adverse foreign exchange fluctuations by increasingly shifting its borrowings to domestic debt. The overall increase in Government debt was attributed to an increase in borrowings and issuances of securities by the Government during the period from December 31, 2013 to December 31, 2014.

As of June 30, 2015, total outstanding consolidated Government debt was (Peso)5.8 trillion, reflecting a 1.4% increase over the (Peso)5.7 trillion recorded as of December 31, 2014. Of the total outstanding consolidated Government debt recorded as of June 30, 2015, domestic debt comprised (Peso)3,839.3 billion, a 0.5% increase from the (Peso)3,820.6 billion recorded as of December 31, 2014, and foreign debt comprised (Peso)2.0 trillion, a 3.3% increase from the (Peso)1.9 trillion recorded as of December 31, 2014.

Direct Debt of the Republic

The following table summarizes the outstanding direct debt of the Republic as of the dates indicated.

	Outstanding Direct Debt of the Republic(1)(2)
	As of December 31,					2015(3)
	2010	2011	2012	2013	2014
	(Peso in millions)
Medium/long-term debt(4)
Domestic	2,190,790	2,578,289	3,193,509	3,412,506	3,538,865	3,621,737
External	1,999,969	2,077,831	1,968,729	1,947,731	1,914,639	2,056,906
Short-term debt(5)
Domestic	527,412	295,069	274,866	320,916	281,738	273,970

Total debt	4,718,171	4,951,188	5,437,104	5,681,153	5,735,242	5,952,613

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.

(3)	Preliminary data as of November 30, 2015.

(4)	Debt with original maturities of one year or longer.

(5)	Debt with original maturities of less than one year.

Direct Domestic Debt of the Republic

The following table summarizes the outstanding direct domestic debt of the Republic as of the dates indicated.

	Outstanding Direct Domestic Debt of the Republic(1)(2)
	As of December 31,
	2010	2011	2012	2013	2014	2015(3)
	(Peso in millions)
Loans
Direct	6,807	6,799	156	156	156	156
Assumed	2,294	2,294	2,294	442	442	442

Total loans	9,101	9,093	2,450	598	598	598
Securities
Treasury bills	527,412	295,069	274,866	320,916	281,738	273,970
Treasury notes/bonds	2,181,689	2,569,195	3,191,059	3,411,907	3,538,266	3,621,139

Total securities	2,709,101	2,864,264	3,465,925	3,732,823	3,820,005	3,895,109

Total debt	2,718,202	2,873,357	3,468,375	3,733,422	3,820,603	3,895,707

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.

(3)	Preliminary data as of November 30, 2015.

The following table sets out the direct domestic debt service requirements of the Republic for the years indicated.

	Direct Domestic Debt Service Requirements of the Republic(1)
Year	Principal Repayments	Interest Payments	Total(2)
	(Peso in millions)		(Peso in millions)	($ in millions)
2010	271,486	221,230	492,716	10,925
2011	300,595	255,994	556,589	12,848
2012	330,401	211,836	542,237	12,843
2013	117,995	227,612	345,607	7,775
2014	340,277	274,992	615,269	14,144
2015(3)	134,645	214,962	349,607	8,037
2016(3)	374,225	200,090	574,315	13,203

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Excludes debt service in respect of Government debt that is on-lent to GOCCs and other public sector entities guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(2)	Amounts in pesos were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates at the end of each period. For 2015 and 2016, amounts in Pesos were translated into U.S. dollars using an exchange rate of (Peso)43.50 per U.S. dollar.

(3)	Projected based on debt outstanding as of May 31, 2015.

Direct External Debt of the Republic

The following table summarizes the outstanding direct external debt of the Republic as of the dates indicated.

	Outstanding Direct External Debt of the Republic(1)(2)
	As of December 31,
	2010	2011	2012	2013	2014	2015(3)
	($ in billions)
Loans:
Multilateral	7,314	8,134	8,672	8,037	8,681	9,715
Bilateral	10,808	11,392	9,862	7,672	6,675	6,344
Commercial	776	122	71	36	18	15

Total loans	18,899	19,648	18,605	15,745	15,374	16,074
Securities:
Eurobonds	661	647	662	685	609	530
Yen Bonds	1,837	1,283	1,162	955	831	816
Philippine Peso Notes	1,006	2,250	3,155	2,917	2,901	2,753
U.S. dollar Bonds	23,206	23,449	24,317	23,517	23,208	23,498

Total securities	26,710	27,629	29,296	28,074	27,549	27,597

Total	45,609	47,277	47,901	43,818	42,833	43,671

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only, and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates at the end of each period.

(3)	Preliminary data as of November 30, 2015.

The following table sets out, by designated currency and the equivalent amount in U.S. dollars, the outstanding direct external debt of the Republic as of September 30, 2015.

	Summary of Outstanding Direct External Debt of the Republic by Currency(1) as of September 30, 2015
	Amount in Original Currency	Equivalent Amount in $(2)	% of Total
	(in millions, unless otherwise indicated, except percentages)
U.S. dollar	32,611	32,611	74.6%
Japanese yen	757,952	6,328	14.5%
Peso	129,679	2,762	6.3%
Euro	1,064	1,197	2.7%
Special Drawing Rights	419	589	1.4%
Other currencies	—	231	0.5%

Total		43,718	100.0%

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes Government debt that is on-lent to GOCCs and other public sector entities. Excludes debt guaranteed by the Government and debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government. The table reflects debt of the Government only and does not include any other public sector debt.

(2)	Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates as of September 30, 2015.

The following table sets out the direct external debt service requirements of the Republic for the years indicated.

	Direct External Debt Service Requirements of the Republic(1)(2)(3)
Year	Principal Repayments	Interest Payments	Total
	($ in millions)
2010	6,102	6,620	12,722
2011	6,939	6,440	13,379
2012	7,826	7,409	15,234
2013	2,655	7,276	9,931
2014	5,046	7,198	12,245
2015(4)	6,537	8,131	14,668
2016(4)	5,170	8,827	13,997

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Excludes debt service in respect of Government debt that is on-lent to GOCCs and other public sector entities or guaranteed by the Government, other than debt originally guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(2)	Amounts in original currencies were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rates prevailing on the date of payment.

(3)	For 2015 and 2016, amounts in pesos were translated into U.S. dollars using an exchange rate of (Peso)44.50 per U.S. dollar.

(4)	Projected based on debt outstanding as of May 31, 2015.

Government-Guaranteed Debt

The following table sets out guarantees of indebtedness by the Republic, including guarantees assumed by the Government, as of the dates indicated.

	Summary of Outstanding Guarantees of the Republic(1)(2)
	As of December 31,
	2010	2011	2012	2013	2014	2015(3)
	(in billions)
Total ((Peso))	549.8	573.4	502.1	470.8	426.2	440.3

Domestic ((Peso))	100.4	157.6	144.2	131.4	118.1	137.4
External ((Peso))	449.4	415.8	357.9	339.4	308.1	302.9
External ($)	10.2	9.5	8.7	7.6	6.9	6.4

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Includes debt originally guaranteed by the Government and debt guaranteed by other public sector entities for which the guarantee has been assumed by the Government.

(2)	Amounts in original currencies were translated into U.S. dollars or pesos, as applicable, using Bangko Sentral’s reference exchange rates at the end of each period.

(3)	Preliminary data as of November 30, 2015.

The Government monitors and manages contractual contingent liabilities, which broadly comprise debt guarantees issued to GOCCs and contractual obligations stipulated under the Republic’s public-private partnership initiative. The Government, through the Bureau of the Treasury, in its financial statements, discloses with regards to contingent liabilities only the outstanding amount of Government direct guaranteed and assumed GFI guaranteed debts, broken down on a monthly basis.

Contingent liabilities corresponding to projects under the public-private partnership initiative are excluded from the disclosure described above partly because the extent of the Government’s exposure cannot yet be established in the absence of complete data regarding these projects.

In relation to the above, reporting of contingent liabilities exist in various levels of the Government. For example, the Public-Private Partnership Center reports those liabilities related to projects that the Government has carried out through the public-private partnership initiative. Other contingent liability amounts that originate from various sources are disclosed by other entities. For example, the Home Guaranty Corporation discloses the amount of guarantees it has issued, the Philippine Deposit Insurance Corporation discloses liabilities for the deposit insurance fund and social security institutions disclose unfunded pension liabilities.

The Government publishes annually a Fiscal Risks Statement (the “FRS”) that includes a more thorough discussion of contingent liabilities. It includes potential fiscal risks stemming not only from potential calls on the guarantees described above, but also potential claims arising from other sources of contingent liabilities such as public-private partnership contracts. According to the FRS for 2015-2016, contingent liabilities arising from public-private partnerships for 2016 are estimated to be 5.82% of GDP, an increase from the 5.34% of GDP reported for 2015. At the same time, potential budgetary outflows for 2016 from these contingent liabilities are estimated at around 0.14% of GDP.

In its 2013 Annual Audit Report (the “2013 Report”), the Commission on Audit reported its findings regarding the Government’s disclosure of contingent liabilities, which the Commission on Audit said did not include approximately (Peso)1,030.5 billion, of which approximately (Peso)920.3 billion related to undetermined contingent liabilities arising from build-operate-transfer/public-private partnership projects. The remaining approximately (Peso)32.3 billion related to outstanding guarantees issued by the Government and the DBP and approximately (Peso)77.9 billion related to foreign borrowings of private sector borrowers guaranteed by the Government. In the 2013 Report, the Commission on Audit also made various recommendations to the Bureau of the Treasury to revise the Government’s reporting of contingent liabilities.

The Government, through the Bureau of the Treasury, has disputed the Commission on Audit’s findings in the 2013 Report regarding the non-disclosure of certain contingent liabilities on a number of grounds. First, the amount reported by the Commission on Audit in relation to build-operate-transfer/public-private partnership projects includes the total project costs of all projects implemented pursuant to the Government’s build-operate-transfer/public-private partnership initiative since the enactment of the Build-Operate-Transfer Law in 1990. As a result, the total figure cited by the Commission on Audit overestimates the Government’s contingent liability exposure since some of the projects that were included in the calculations had either already been privatized or the particular concession period had already ended. Furthermore, for projects that are still under implementation, the estimate did not take into account the depreciated value and the financial returns to the private concessionaire of these projects, which would have significantly lowered the contingent liability exposure of the Government and brought the Commission on Audit’s estimate closer to what the Government believes was its actual contingent liability exposure in respect of build-operate-transfer/public-private partnerships in 2013. The Government does not dispute, however, that the exact amount of these liabilities cannot be established in the absence of complete data on build-operate-transfer and public-private partnership projects.

In the Status of Implementation of Prior Years’ Audit Recommendations Section of the Commission on Audit’s 2014 Annual Audit Report, the Government noted in respect of the findings in the 2013 Report that the amount of the Government’s contingent liabilities could not yet be established in the absence of complete data on projects under the build-operate-transfer/public-private partnership initiative and stated that it would seek to include the resulting estimates of these amounts in its future reporting. This issue has been the subject of an ongoing mission engagement from representatives of the IMF, who have been conducting a study on the Government’s contingent liabilities specifically in respect of build-operate-transfer and public-private partnership projects. The Government has been taking steps to improve transparency in relation to monitoring and reporting the Government’s contingent liabilities, some of which are discussed below.

The Government is pursuing several initiatives that would allow more effective monitoring and management of contingent liabilities. For example, in working with various development partners, the Government aims to create a framework for contingent liability management to ensure the same treatment applies to different types of contingent liabilities. Another initiative is the creation of a Contingent Liability Technical Working Group of the Development Budget Coordination Committee for the purpose of continuously monitoring and recommending policies concerning contingent liabilities in public-private partnerships. This group also works on the development of valuation methodologies with the aim of guiding policy actions.

Moreover, the Bureau of the Treasury is working with the Commission on Audit and various other Government agencies on improving the reporting and disclosure of contingent liabilities through establishing information linkages between Government agencies carrying contingent liabilities and the Bureau of the Treasury, in accordance with new accounting standards that the Commission on Audit is employing.

Payment History of Foreign Debt

The Republic has engaged in debt restructuring, as well as debt buyback, debt-to-equity, debt-for-debt, debt-for-nature and other debt reduction arrangements to reduce its debt. The Republic intends to maintain various efforts to manage its debt portfolio to improve yield and maturity profiles. The Republic may utilize proceeds from debt issues for the purpose of repurchasing outstanding debt through a variety of methods, including public auctions and repurchases of debt securities in the open markets.

While there have been a number of reschedulings of the Republic’s debt to its bilateral creditors in the past few years, the Republic has not defaulted on, and has not attempted to restructure, the payment of principal or interest on any of its external securities in the last 20 years.

As of June 30, 1999, the Republic’s rescheduled obligations with its bilateral creditors amounted to $2.2 billion, with Japan at $1.2 billion and the United States at $506 million having the largest exposures.

On October 6, 2010, the Republic completed an exchange offer of: (i) its 8.375% Bonds due 2011, 9.0% Bonds due 2013, 8.25% Bonds due 2014, 8.875% Bonds due 2015, 8.0% Bonds due January 2016, 8.75% Bonds due October 2016 and 9.375% Bonds due 2017 for newly issued U.S. dollar-denominated Global Bonds due 2021 (“New 2021 Bonds”) or reopened 6.375% Global Bonds due 2034 (“Reopened 2034 Bonds”), and (ii) its 9.875% Bonds due January 2019, 8.375% Bonds due June 2019, 7.5% Bonds due September 2024, 9.5% Bonds due October 2024, 10.625% Bonds due 2025, 9.5% Bonds due 2030 and 7.75% Bonds due 2031 for Reopened 2034 Bonds. In addition, the Republic also offered $200 million of New 2021 Bonds for cash. The Republic issued approximately $1.9 billion in aggregate principal amount of New 2021 Bonds and approximately $947 million in aggregate principal amount of Reopened 2034 Bonds.

The Republic has approximately $798 million in outstanding principal amount of 9.375% Global Bonds due 2017 (the “2017 Bonds”), which contain an early redemption option that granted the holders the option to require the Republic to redeem the bonds on January 18, 2012. The early redemption option was set at a redemption price equal to 100% of the principal amount of the bond. According to broker quotes, as of January 18, 2012, the 2017 Bonds were trading substantially above par. Under the terms of the 2017 Bonds, the Republic was required to send a notice of the early redemption option to the holders by November 17, 2011. Holders of the 2017 Bonds would then have 30 days to elect to redeem their bonds. The Republic did not deliver a notice of the redemption option to the holders of the 2017 Bonds on November 17, 2011 as required. While this failure constituted a breach of one of the covenants of the 2017 Bonds, the Republic issued a notice of the redemption option on January 4, 2012 to holders of the 2017 Bonds in order to give holders an opportunity to redeem the 2017 Bonds. The redemption period offered to the bondholders has expired. None of the holders of the 2017 Bonds issued a notice of default against the Republic.

The following table sets out the foreign currency bonds issued by the Republic.

	Foreign Currency Bonds Issued by the Republic
	Outstanding Balance as of Issue Date	Outstanding Balance as of September 30, 2015(1)
	($ in millions)
Brady Bonds	3,348	0
Global bonds	26,181	26,822
Notes	1,010	0
T-Bills/bonds/notes	950	0
Euro bonds(2)	2,461	0
Japanese yen bonds(2)	2,755	835

Total foreign bonds	36,705	27,657

Source: Bureau of the Treasury, Department of Finance.

Notes:

(1)	Preliminary data.

(2)	Euro- and yen-denominated bonds were translated into U.S. dollars using the applicable Bangko Sentral reference exchange rate as of September 30, 2015.

DESCRIPTION OF THE SECURITIES

Description of the Debt Securities

The Republic may issue debt securities in separate series at various times. Each series of the debt securities will be issued pursuant to a fiscal agency agreement (each, as applicable to a series of debt securities, the “Fiscal Agency Agreement”). The description below summarizes the material provisions of the debt securities that are common to all series and the Fiscal Agency Agreement. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the debt securities. Therefore, the Republic urges you to read the form of the Fiscal Agency Agreement and the form of the global bond before deciding whether to invest in the debt securities. The Republic has filed a copy of these documents with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part. You should refer to such exhibits for more complete information.

The financial terms and other specific terms of your debt securities are described in the prospectus supplement relating to your debt securities. The description in the prospectus supplement will supplement this description or, to the extent inconsistent with this description, replace it.

You can find the definitions of certain capitalized terms in the subsection titled “Glossary of Certain Defined Terms” located at the end of this section.

General Terms of the Bonds

The prospectus supplement that relates to your debt securities will specify the following terms:

•	The aggregate principal amount and the designation;

•	The currency or currencies or composite currencies of denomination and payment;

•	Any limitation on principal amount and authorized denominations;

•	The percentage of their principal amount at which the debt securities will be issued;

•	The maturity date or dates;

•	The interest rate or rates, if any, for the debt securities and, if variable, the method by which the interest rate or rates will be calculated;

•	Whether any amount payable in respect of the debt securities will be determined based on an index or formula, and how any such amount will be determined;

•	The dates from which interest, if any, will accrue for payment of interest and the record dates for any such interest payments;

•	Where and how the Republic will pay principal and interest;

•	Whether and in what circumstances the debt securities may be redeemed before maturity;

•	Any sinking fund or similar provision;

•	Whether any part or all of the debt securities will be in the form of a global security and the circumstances in which a global security is exchangeable for certificated securities;

•

If issued in certificated form, whether the debt securities will be in bearer form with interest coupons, if any, or in registered form without interest coupons, or both forms, and any restrictions on exchanges from one form to the other; and

•	Whether the debt securities will be designated “Collective Action Securities” (as described below under “Collective Action Securities”).

If the Republic issues debt securities at an original issue discount, in bearer form or payable in a currency other than the U.S. dollar, the prospectus supplement relating to the debt securities will also describe applicable U.S. federal income tax and other considerations additional to the disclosure in this prospectus.

Payments of Principal, Premium and Interest

On every payment date specified in the relevant prospectus supplement, the Republic will pay the principal, premium and/or interest due on that date to the registered holder of the relevant debt security at the close of business on the related record date. The record date will be specified in the applicable prospectus supplement. The Republic will make all payments at the place and in the currency set out in the prospectus supplement. Unless otherwise specified in the relevant prospectus supplement or the debt securities, the Republic will make payments in U.S. dollars at the New York office of the fiscal agent or, outside the United States, at the office of any paying agent. Unless otherwise specified in the applicable prospectus supplement, the Republic will pay interest by check, payable to the registered holder.

If the relevant debt security has joint holders, the check will be payable to all of them or to the person designated by the joint holders at least three business days before payment. The Republic will mail the check to the address of the registered holder in the bond register and, in the case of joint holders, to the address of the joint holder named first in the bond register.

The Republic will make any payment on debt securities in bearer form at the designated offices or agencies of the fiscal agent, or any other paying agent, outside of the United States. At the option of the holder of debt securities, the Republic will pay by check or by transfer to an account maintained by the payee with a bank located outside of the United States. The Republic will not make payments on bearer securities at the corporate trust office of the fiscal agent in the United States or at any other paying agency in the United States. In addition, the Republic will not make any payment by mail to an address in the United States or by transfer to an account with a bank in the United States. Nevertheless, the Republic will make payments on a bearer security denominated and payable in U.S. dollars at an office or agency in the United States if:

•	payment outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions; and

•	the payment is then permitted under United States law, without material adverse consequences to the Republic.

If the Republic issues bearer securities, it will designate the offices of at least one paying agent outside the United States as the location for payment.

Repayment of Funds; Prescription

If no one claims money paid by the Republic to the fiscal agent for the payment of principal or interest for two years after the payment was due and payable, the fiscal agent or paying agent will repay the money to the Republic. After such repayment, the fiscal agent or paying agent will not be liable with respect to the amounts so repaid. However, the Republic’s obligations to pay the principal of, and interest on, the debt securities as they become due will not be affected by such repayment.

You will not be permitted to submit a claim to the Republic for payment of principal or interest on any series of debt securities unless made within 10 years, in the case of principal, and five years, in the case of interest, from the date on which payment was due.

Global Securities

The prospectus supplement relating to a series of debt securities will indicate whether any of that series of debt securities will be represented by a global security. The prospectus supplement will also describe any unique specific terms of the depositary arrangement with respect to that series. Unless otherwise specified in the prospectus supplement, the Republic anticipates that the following provisions will apply to depositary arrangements.

Registered Ownership of the Global Security

The global security will be registered in the name of a depositary identified in the prospectus supplement, or its nominee, and will be deposited with the depositary, its nominee or a custodian. The depositary, or its nominee, will therefore be considered the sole owner or holder of debt securities represented by the global security for all purposes under the Fiscal Agency Agreement. Except as specified below or in the applicable prospectus supplement, beneficial owners:

•	will not be entitled to have any of the debt securities represented by the global security registered in their names;

•	will not receive physical delivery of any debt securities in definitive form;

•	will not be considered the owners or holders of the debt securities;

•

must rely on the procedures of the depositary and, if applicable, any participants (institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers) to exercise any rights of a holder of the debt securities; and

•	will receive payments of principal and interest from the depositary or its participants rather than directly from the Republic.

The Republic understands that, under existing industry practice, the depositary and participants will allow beneficial owners to take all actions required of, and exercise all rights granted to, the registered holders of the debt securities.

The Republic will issue certificated securities and register debt securities in the name of a person other than the depositary or its nominee only if:

•

the depositary for a series of debt securities is unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and the Republic does not appoint a successor depositary within 90 days;

•	the Republic determines, in its sole discretion, not to have a series of debt securities represented by a global security; or

•	a default occurs that entitles the holders of the debt securities to accelerate the maturity date and such default has not been cured.

In these circumstances, an owner of a beneficial interest in a global security will be entitled to registration of a principal amount of debt securities equal to its beneficial interest in its name and to physical delivery of the debt securities in definitive form. Definitive debt securities in bearer form will not be issued in respect of a global security in registered form.

Beneficial Interests in and Payments on a Global Security

Only participants, and persons that may hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of beneficial interests in the global security will be kept.

All payments on a global security will be made to the depositary or its nominee. When the depositary receives payment of principal or interest on the global security, the Republic expects the depositary to credit its participants’ accounts with amounts that correspond to their respective beneficial interests in the global security.

The Republic also expects that, after the participants’ accounts are credited, the participants will credit the accounts of the owners of beneficial interests in the global security with amounts that correspond to the owners’ respective beneficial interests in the global security.

The depositary and its participants establish policies and procedures governing payments, transfers, exchanges and other important matters that affect owners of beneficial interests in a global security. The depositary and its participants may change these policies and procedures from time to time. The Republic has no responsibility or liability for the records of ownership of beneficial interests in the global security, or for payments made or not made to owners of such beneficial interests. The Republic also has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspect of the relationship between participants and owners of beneficial interests in the global security.

Bearer Securities

The Republic may issue debt securities of a series in the form of one or more bearer global debt securities deposited with a common depositary for the Euroclear System and Clearstream Banking, S.A., or with a nominee identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a bearer global security will be described in the applicable prospectus supplement.

Additional Amounts

The Republic will make all payments on the debt securities without withholding or deducting any present or future taxes imposed by the Republic or any of its political subdivisions, unless required by law. If Philippine law requires the Republic to deduct or withhold taxes, it will pay the holders of the debt securities such additional amounts as are necessary to ensure that they receive the same amount as they would have received without such withholding or deduction.

The Republic will not pay, however, any additional amounts if the holder of the debt securities is liable for Philippine tax because:

•	the holder of the debt securities is connected with the Republic other than by merely owning the debt security or receiving income or payments on the bond; or

•

the holder of the debt securities failed to comply with any reasonable certification, identification or other reporting requirement concerning the holder’s nationality, residence, identity or connection with the Republic, if compliance with such requirement is required by any statute or regulation of the Republic as a precondition to exemption from withholding or deduction of taxes; or

•

the holder of the debt securities failed to present its debt security for payment within 30 days of when the payment is due or when the Republic makes available to the holder of the debt securities or the relevant fiscal or paying agent a payment of principal or interest, whichever is later. Nevertheless, the Republic will pay additional amounts to the extent the holder would have been entitled to such amounts had it presented its debt security for payment on the last day of the 30 day period.

Status of Bonds

While outstanding, the debt securities will:

•	constitute direct, unconditional and unsecured obligations of the Republic;

•	rank at least equally in right of payment with all of the Republic’s other unsecured and unsubordinated External Indebtedness, except as described below; and

•	continue to be backed by the full faith and credit of the Republic.

Under Philippine law, unsecured debt (including guarantees of debt) of a borrower in insolvency or liquidation that is documented by a public instrument, as provided in Article 2244(14) of the Civil Code of the Republic, ranks ahead of unsecured debt that is not so documented. Debt is treated as documented by a public instrument if it is acknowledged before a notary or any person authorized to administer oaths in the Republic. The Government maintains that debt of the Republic is not subject to the preferences granted under Article 2244(14) or cannot be documented by a public instrument without acknowledgment of the Republic as debtor. The Philippine courts have never addressed this matter, however, and it is uncertain whether a document evidencing the Republic’s Peso or non-Peso denominated debt (including External Indebtedness), notarized without the Republic’s participation, would be considered documented by a public instrument. If such debt were considered documented by a public instrument, it would rank ahead of the debt securities if the Republic could not meet its debt obligations.

The Republic has represented that it has not prepared, executed or filed any public instrument, as provided in Article 2244(14) of the Civil Code of the Philippines, relating to any External Indebtedness. It also has not consented or assisted in the preparation or filing of any such public instrument. The Republic also agreed that it will not create any preference or priority in respect of any External Public Indebtedness pursuant to Article 2244(14) of the Civil Code of the Philippines unless its grants equal and ratable preference or priority to amounts payable under the debt securities.

Negative Pledge Covenant

If any debt securities are outstanding, the Republic will not create or permit any Liens on its assets or revenues as security for any of its External Public Indebtedness, unless the Lien also secures the Republic’s obligations under the debt securities. In addition, the Republic will not create any preference or priority for any of its External Public Indebtedness pursuant to Article 2244(14) of the Civil Code of the Philippines, or any successor law, unless it grants equal and ratable preference or priority to amounts due under the debt securities.

The Republic may create or permit a Lien:

•

on any property or asset (or any interest in such property or asset) incurred when the property or asset was purchased, improved, constructed, developed or redeveloped to secure payment of the cost of the activity;

•	securing Refinanced External Public Indebtedness;

•

arising out of the extension, renewal or replacement of any External Public Indebtedness that is permitted to be subject to a Lien pursuant to either of the previous two bullet points, as long as the principal amount of the External Public Indebtedness so secured is not increased;

•	arising in the ordinary course of banking transactions to secure External Public Indebtedness with a maturity not exceeding one year;

•

existing on any property or asset at the time it was purchased, or arising after the acquisition under a contract entered into before and not in contemplation of the acquisition, and any extension and renewal of that Lien which is limited to the original property or asset and secures any extension or renewal of the original secured financing;

•	that:

(A) arises pursuant to any legal process in connection with court proceedings so long as the enforcement of the Lien is stayed and the Republic is contesting the claims secured in good faith; or

(B) secures the reimbursement obligation under any surety given in connection with the release of any Lien referred to in (A) above;

if it is released or discharged within one year of imposition; or

•	arising by operation of law, provided that any such Lien is not created or permitted to be created by the Republic for the purpose of securing any External Public Indebtedness.

The international reserves of Bangko Sentral represent substantially all of the official gross international reserves of the Republic. Because Bangko Sentral is an independent entity, the Republic and Bangko Sentral believe that the debt securities’ negative pledge covenant does not apply to Bangko Sentral’s international reserves. Bangko Sentral could therefore incur External Indebtedness secured by international reserves without securing amounts payable under the debt securities.

Events of Default

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Events of Default” below for a description of the corresponding terms of Collective Action Securities.

Each of the following constitutes an event of default with respect to any series of debt securities:

(1) Non-Payment:    the Republic does not pay principal or interest on any debt securities of such series when due and such failure continues for 30 days;

(2) Breach of Other Obligations:    the Republic fails to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered by any holder of debt securities to the Republic at the corporate trust office of the fiscal agent in New York City;

(3) Cross Default and Cross Acceleration:

(a)	the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or

(b)	any External Public Indebtedness of the Republic or the central monetary authority in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption.

For the purposes of this event of default, the U.S. dollar equivalent for non-U.S. dollar debt will be computed using the middle spot rate for the relevant currency against the U.S. dollar as quoted by The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.) on the date of determination;

(4) Moratorium:    the Republic declares a general moratorium on the payment of its or the central monetary authority’s External Indebtedness;

(5) Validity:

(a)	the Republic, or any governmental body with the legal power and authority to declare such series of debt securities and the related Fiscal Agency Agreement invalid or unenforceable, challenges the validity of such series of debt securities or the related Fiscal Agency Agreement;

(b)	the Republic denies any of its obligations under such series of debt securities or the related Fiscal Agency Agreement; or

(c)	any legislative, executive or constitutional measure or final judicial decision renders any material provision of such series of debt securities or the related Fiscal Agency Agreement invalid or unenforceable or prevents or delays the performance of the Republic’s obligations under such series of debt securities or the related Fiscal Agency Agreement;

(6) Failure of Authorizations:    any legislative, executive or constitutional authorization necessary for the Republic to perform its material obligations under the series of debt securities or the related Fiscal Agency Agreement ceases to be in full force and effect or is modified in a manner materially prejudicial to the holders of the debt securities;

(7) Control of Assets:    the Republic or the central monetary authority does not at all times exercise full control over the Republic’s International Monetary Assets; or

(8) IMF Membership:    the Republic ceases to be a member of the IMF or loses its eligibility to use the general resources of the IMF.

The events described in paragraphs 2, 4, 5 and 6 will be events of default only if they materially prejudice the interests of holders of the debt securities.

If any of the above events of default occurs and is continuing, holders of the debt securities representing at least 25% in principal amount of the debt securities of that series then outstanding may declare all of the debt securities of the series to be due and payable immediately by written notice to the Republic and the fiscal agent. In the case of an event of default described in paragraphs 1 or 4 above, any holder of the debt securities may declare the principal amount of debt securities that it holds to be immediately due and payable by written notice to the Republic and the fiscal agent.

Investors should note that:

•

despite the procedure described above, no debt securities may be declared due and payable if the Republic cures the applicable event of default before it receives the written notice from the holder of the debt securities;

•	the Republic is not required to provide periodic evidence of the absence of defaults; and

•

the Fiscal Agency Agreement does not require the Republic to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the bond register.

Modifications and Amendments; Bondholders’ Meetings

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Modifications and Amendments; Bondholders’ Meetings” for a description of the corresponding terms of Collective Action Securities.

Each holder of a series of debt securities must consent to any amendment or modification of the terms of that series of debt securities or the Fiscal Agency Agreement that would:

•	change the stated maturity of the principal of the debt securities or any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt securities’ interest rate;

•	change the currency of payment of principal or interest;

•	change the obligation of the Republic to pay additional amounts on account of withholding taxes or deductions; or

•	reduce the percentage of the outstanding principal amount needed to modify or amend the related Fiscal Agency Agreement or the terms of such series of debt securities.

With respect to other types of amendment or modification, the Republic may, with the consent of the holders of at least a majority in principal amount of the debt securities of a series that are outstanding, modify and amend that series of debt securities or, to the extent the modification or amendment affects that series of debt securities, the Fiscal Agency Agreement.

The Republic may at any time call a meeting of the holders of a series of debt securities to seek the holders’ approval of the modification, or amendment, or obtain a waiver, of any provision of that series of debt securities.

The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Republic. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

While an event of default with respect to a series of debt securities is continuing, holders of at least 10% of the aggregate principal amount of that series of debt securities may compel the fiscal agent to call a meeting of all holders of debt securities of that series.

The persons entitled to vote a majority in principal amount of the debt securities of the series that are outstanding at the time will constitute a quorum at a meeting of the holders of the debt securities. To vote at a meeting, a person must either hold outstanding debt securities of the relevant series or be duly appointed as a proxy for a holder of the debt securities. The fiscal agent will make all rules governing the conduct of any meeting.

The Fiscal Agency Agreement and a series of debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants of the Republic that benefit holders of the debt securities;

•	surrender any right or power given to the Republic;

•	secure the debt securities; or

•

cure any ambiguity or correct or supplement any defective provision in the Fiscal Agency Agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

Replacement of Debt Securities

If a debt security becomes mutilated, defaced, destroyed, lost or stolen, the Republic may issue, and the fiscal agent will authenticate and deliver, a substitute debt security. The Republic and the fiscal agent will require proof of any claim that a debt security was destroyed, lost or stolen.

The applicant for a substitute debt security must indemnify the Republic, the fiscal agent and any other agent for any losses they may suffer relating to the debt security that was destroyed, lost or stolen. The applicant will be required to pay all expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen debt security.

Fiscal Agent

The Republic will appoint a fiscal agent or agents in connection with each series of the debt securities whose duties will be governed by the related Fiscal Agency Agreement. Different fiscal agents may be appointed for different series of debt securities. The Republic may maintain bank accounts and a banking relationship with each fiscal agent. Each fiscal agent is the agent of the Republic and does not act as a trustee for the holders of the debt securities.

Notices

All notices will be mailed to the registered holders of a series of debt securities. If a depositary is the registered holder of global securities, each beneficial holder must rely on the procedures of the depositary and its participants to receive notices, subject to any statutory or regulatory requirements.

If the Republic lists a series of debt securities on the Luxembourg Stock Exchange, and the rules of that exchange so require, all notices to holders of that series of debt securities will be published in a daily newspaper of general circulation in Luxembourg. The Republic expects that the Luxemburger Wort will be the newspaper. If notice cannot be published in an appropriate newspaper, notice will be considered validly given if made pursuant to the rules of the Luxembourg Stock Exchange.

Governing Law

The Fiscal Agency Agreement and the debt securities will be governed by the laws of the State of New York without regard to any principles of New York law requiring the application of the laws of another jurisdiction. Nevertheless, all matters governing the authorization, execution and delivery of the debt securities and the Fiscal Agency Agreement by the Republic will be governed by the laws of the Republic.

Further Issues of Debt Securities

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities—Further Issues of Debt Securities” for a description of the corresponding terms of Collective Action Securities.

The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities). The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series. Any further debt securities forming a single series with the outstanding debt securities of any series constituted by a Fiscal Agency Agreement shall be constituted by an agreement supplemental to such relevant Fiscal Agency Agreement.

Jurisdiction and Enforceability

The Republic is a foreign sovereign government and your ability to collect on judgments of U.S. courts against the Republic may be limited.

The Republic will irrevocably appoint the Philippine Consul General in New York, New York as its authorized agent to receive service of process in any suit based on any series of debt securities which any holder of the debt securities may bring in any state or federal court in New York City. The Republic submits to the jurisdiction of any state or federal court in New York City or any competent court in the Republic in such action. The Republic waives, to the extent permitted by law, any objection to proceedings in such courts. The Republic also waives irrevocably any immunity from jurisdiction to which it might otherwise be entitled in any suit based on any series of debt securities.

Because of its waiver of immunity, the Republic would be subject to suit in competent courts in the Republic. A judgment against the Republic in state or federal court in New York City would be recognized and enforced by the courts of the Republic in any enforcement action without re-examining the issues if:

•	such judgment was not obtained by collusion or fraud;

•	the foreign court rendering such judgment had jurisdiction over the case;

•	the Republic had proper notice of the proceedings before the foreign court; and

•	such judgment was not based upon a clear mistake of law or fact.

Notwithstanding any of the above, the Philippine Consul General is not the agent for receipt of service for suits under the U.S. federal or state securities laws, and the Republic’s waiver of immunity does not extend to those actions. In addition, the Republic does not waive immunity relating to its:

•	properties and assets used by a diplomatic or consular mission;

•	properties and assets under the control of its military authority or defense agency; and

•	properties and assets located in the Republic and dedicated to public or governmental use.

If you bring a suit against the Republic under U.S. federal or state securities laws, unless the Republic waives immunity, you would be able to obtain a United States judgment against the Republic only if a court determined that the Republic is not entitled to sovereign immunity under the United States Foreign Sovereign Immunities Act. Even if you obtained a United States judgment in any such suit, you may not be able to enforce the judgment in the Republic. Moreover, you may not be able to enforce a judgment obtained under the Foreign Sovereign Immunities Act against the Republic’s property located in the United States except under the limited circumstances specified in the act.

Glossary of Certain Defined Terms

Certain definitions used in the Fiscal Agency Agreement are set forth below. For a full explanation of all of these terms or any capitalized terms used in this section you should refer to the Fiscal Agency Agreement.

“External Indebtedness” means Indebtedness denominated or payable by its terms, or at the option of the holder, in a currency or currencies other than that of the Republic.

“External Public Indebtedness” means any External Indebtedness in the form of bonds, debentures, notes or other similar instruments or other securities which is, or is eligible to be, quoted, listed or ordinarily purchased and sold on any stock exchange, automated trading system or over-the-counter or other securities market.

“Indebtedness” means any indebtedness for money borrowed or any guarantee of indebtedness for money borrowed.

“International Monetary Assets” means all (i) gold, (ii) Special Drawing Rights, (iii) Reserve Positions in the Fund and (iv) Foreign Exchange.

“Lien” means any mortgage, deed of trust, charge, pledge, lien or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest.

“Refinanced External Public Indebtedness” means the U.S.$130,760,000 Series A Interest Reduction Bonds due 2007 issued by the Republic on December 1, 1992, the U.S.$626,616,000 Series B Interest Reduction Bonds due 2008 issued by the Republic on December 1, 1992, the U.S.$153,490,000 Series A Principal Collateralized Interest Reduction Bonds due 2018 issued by the Republic on December 1, 1992 and the U.S.$1,740,600,000 Series B Collateralized Interest Reduction Bonds due 2017 issued by the Republic on December 1, 1992.

“Special Drawing Rights,” “Reserve Positions in the Fund” and “Foreign Exchange,” have, as to the type of assets included, the meanings given to them in the IMF’s publication entitled “International Financial Statistics” or any other meaning formally adopted by the IMF from time to time.

Description of the Warrants

Each series of warrants will be issued under a warrant agreement (each, as applicable to a series of warrants, the “Warrant Agreement”) to be entered into between the Republic and a bank or trust company as warrant agent. The description below summarizes some of the provisions of warrants for the purchase of bonds that the Republic may issue from time to time and of the Warrant Agreement. Copies of the forms of warrants and the Warrant Agreement are or will be filed as exhibits to the registration statement of which this prospectus is a part. Since it is only a summary, the description may not contain all of the information that is important to you as a potential investor in the warrants.

The description of the warrants that will be contained in the prospectus supplement will supplement this description and, to the extent inconsistent with this description, replace it.

General Terms of the Warrants

The prospectus supplement relating to the series of warrants will set forth:

•	The terms of the bonds purchasable upon exercise of the warrants, as described above under “Description of the Debt Securities—General Terms of the Bonds;”

•	The principal amount of bonds purchasable upon exercise of one warrant and the exercise price;

•	The procedures and conditions for the exercise of the warrants;

•	The dates on which the right to exercise the warrants begins and expires;

•	Whether and under what conditions the warrants and any bonds issued with the warrants will be separately transferable;

•	Whether the warrants will be issued in certificated or global form and, if in global form, information with respect to applicable depositary arrangements;

•

If issued in certificated form, whether the warrants will be issued in registered or bearer form, whether they will be exchangeable between such forms, and, if issued in registered form, where they may be transferred and registered; and

•	Other specific provisions.

The warrants will be subject to the provisions set forth under “Description of the Securities—Description of the Debt Securities,” “—Governing Law” and “—Jurisdiction and Enforceability.”

Limitations on Issuance of Bearer Debt Securities

Bearer securities will not be offered, sold or delivered in the United States or its possessions or to a United States person, except in certain circumstances permitted by U.S. Treasury Regulations. Bearer securities will initially be represented by temporary global securities (without interest coupons) deposited with a common depositary in London for the Euroclear System for credit to designated accounts. Unless otherwise indicated in the applicable prospectus supplement:

•

each temporary global security will be exchangeable for definitive bearer securities on or after the date that is 40 days after issuance only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations, provided that no bearer security will be mailed or otherwise delivered to any location in the United States in connection with the exchange; and

•

any interest payable on any portion of a temporary global security with respect to any interest payment date occurring prior to the issuance of definitive bearer securities will be paid only upon receipt of certification of non-United States beneficial ownership of the temporary global security as provided in United States tax regulations.

Bearer securities (other than temporary global debt securities) and any related coupons will bear the following legend: “Any United States person who holds this obligation will be subject to limitations under the United States federal income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.” The sections referred to in the legend provide that, with certain exceptions, a United States person who holds a bearer security or coupon will not be allowed to deduct any loss realized on the disposition of the bearer security, and any gain (which might otherwise be characterized as capital gain) recognized on the disposition will be treated as ordinary income.

For the purposes of this section, “United States person” means:

•	an individual citizen or resident of the United States;

•	a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust if a United States court is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the trust’s substantial decisions.

For the purposes of this section, “United States” means the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction.

Ranking Provisions of the Debt Securities

In NML Capital, Ltd. v. Republic of Argentina, the U.S. Court of Appeals for the Second Circuit has ruled that the ranking clause in bonds issued by the Republic of Argentina prevents Argentina from making payments in respect of bonds Argentina issued in a restructuring unless Argentina makes pro rata payments on defaulted bonds that were not exchanged in the restructuring and which rank pari passu with the bonds issued in the restructuring. The U.S. Supreme Court has declined to hear the case in an appeal by Argentina.

An equal ranking provision similar to the provision litigated in NML Capital, Ltd. v. Republic of Argentina will be contained in the debt securities and has been contained in other securities previously issued by the Republic. The Republic has always intended that the equal ranking clause described in this prospectus and appearing in other securities previously issued by the Republic would permit it to redeem or to make principal and interest payments in respect of some of its external debt without making ratable payments in respect of other external debt. However, the decision of the Second Circuit could affect that interpretation, which in turn could potentially hinder or impede debt restructurings and distressed debt management transactions by the Republic, by affecting the voting decisions of bondholders under, for example, the collective action clause contained in previously issued debt securities or debt securities offered under this prospectus. Although a court interpreting the Republic’s equal ranking clause could reach a decision different from the Second Circuit in the litigation involving Argentina, the Republic cannot predict whether or in what manner the courts would resolve a dispute over this clause or how any such judgment would be applied or implemented. Further, the Republic cannot predict whether the litigation described above will affect the liquidity of the trading market for the Republic’s debt securities or the price at which the debt securities will trade in the secondary market.

COLLECTIVE ACTION SECURITIES

The Republic may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such series of debt securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Description of the Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration, voting on amendments, modifications, changes or waivers and further issues of debt securities as follows:

Events of Default

Each of the following constitutes an event of default with respect to any series of debt securities:

(1) Non-Payment:    the Republic does not pay principal or interest on any debt securities of such series when due and such failure continues for 30 days;

(2) Breach of Other Obligations:    the Republic fails to observe or perform any of the covenants in the series of debt securities (other than non-payment) for 60 days after written notice of the default is delivered by any holder of debt securities to the Republic at the corporate trust office of the fiscal agent in New York City;

(3) Cross Default and Cross Acceleration:

(a)	the Republic fails to make a payment of principal, premium, prepayment charge or interest when due on any External Public Indebtedness with a principal amount equal to or greater than $25,000,000 or its equivalent, and this failure continues beyond the applicable grace period; or

(b)	any External Public Indebtedness of the Republic or the central bank of the Republic in principal amount equal to or greater than $25,000,000 is accelerated, other than by optional or mandatory prepayment or redemption.

For the purposes of this event of default, the U.S. dollar equivalent for non-U.S. dollar debt will be computed using the middle spot rate for the relevant currency against the U.S. dollar as quoted by The Bank of New York Mellon (as successor in interest to JPMorgan Chase Bank, N.A.) on the date of determination;

(4) Moratorium:    the Republic declares a general moratorium on the payment of its or the central monetary authority’s External Indebtedness;

(5) Validity:

(a)	the Republic, or any governmental body with the legal power and authority to declare such series of debt securities and the related Fiscal Agency Agreement invalid or unenforceable, challenges the validity of such series of debt securities or the related Fiscal Agency Agreement;

(b)	the Republic denies any of its obligations under such series of debt securities or the related Fiscal Agency Agreement; or

(c)	any legislative, executive or constitutional measure or final judicial decision renders any material provision of such series of debt securities or the related Fiscal Agency Agreement invalid or unenforceable or prevents or delays the performance of the Republic’s obligations under such series of debt securities or the related Fiscal Agency Agreement;

(6) Failure of Authorizations:    any legislative, executive or constitutional authorization necessary for the Republic to perform its material obligations under the series of debt securities or the related Fiscal Agency Agreement ceases to be in full force and effect or is modified in a manner materially prejudicial to the holders of the debt securities;

(7) Control of Assets:    the Republic or the central bank of the Republic does not at all times exercise full control over the Republic’s International Monetary Assets; or

(8) IMF Membership:    the Republic ceases to be a member of the IMF or loses its eligibility to use the general resources of the IMF.

The events described in paragraphs 2, 4, 5 and 6 will be events of default only if they materially prejudice the interests of holders of the debt securities.

If any of the above events of default occurs and is continuing, holders of the debt securities representing at least 25% in principal amount of the debt securities of that series then outstanding may declare all of the debt securities of the series to be due and payable immediately by written notice to the Republic and the fiscal agent. The holders of more than 50% of the aggregate principal amount of the outstanding debt securities of the affected series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Investors should note that:

•

despite the procedure described above, no debt securities may be declared due and payable if the Republic cures the applicable event of default before it receives the written notice from the holders of the debt securities;

•	the Republic is not required to provide periodic evidence of the absence of defaults; and

•

the Fiscal Agency Agreement does not require the Republic to notify holders of the debt securities of an event of default or grant any holder of the debt securities a right to examine the bond register.

Modifications and Amendments; Bondholders’ Meetings

The Republic and the fiscal agent may, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding debt securities, voting at a meeting or by written consent, make any amendment, modification, change or waiver with respect to the debt securities or the Fiscal Agency Agreement that would:

•	change the stated maturity of the principal of the debt securities or the due date of any installment of interest;

•	reduce the principal amount of such series of debt securities or the portion of the principal amount payable upon acceleration of such debt securities;

•	change the debt securities’ interest rate;

•	change the currency of payment of principal or interest;

•	change the obligation of the Republic to pay any additional amounts on account of withholding taxes or deductions;

•

reduce the percentage of the outstanding principal amount needed to modify or amend the related Fiscal Agency Agreement, any amendment or supplement thereto, or the terms of such series of debt securities;

•	change the definition of “outstanding” with respect to the debt securities of such series;

•

permit early redemption of the debt securities of the series or, if early redemption is already permitted, set a redemption date earlier than the date previously specified or reduce the redemption price;

•	change the governing law provision of the debt securities of that series;

•

change the courts to the jurisdiction to which the Republic has submitted, the Republic’s obligation to appoint and maintain an agent for service of process in the Borough of Manhattan, The City of New York, or the Republic’s waiver of immunity, in respect of actions or proceedings brought by any holder based upon the debt securities of that series;

•	in connection with an exchange offer for the debt securities of that series, amend any event of default under the debt securities of that series; or

•	change the pari passu ranking of the debt securities.

We refer to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the debt securities, can be made without the holder’s consent, as long as a supermajority of the holders (that is, the holders of at least 75% of the aggregate principal amount of the outstanding debt securities) agrees to the change.

With respect to other types of amendment or modification, the Republic may, with the consent of the holders of at least 66  2/3% in principal amount of the debt securities that are outstanding, modify and amend the debt securities or, to the extent the modification or amendment affects the debt securities, the Fiscal Agency Agreement or any amendment or supplement thereto.

The Republic may at any time call a meeting of the holders of debt securities to seek the holders’ approval of the modification or amendment, or to obtain a waiver, of any provision of the debt securities. The meeting will be held at the time and place in the Borough of Manhattan in New York City as determined by the Republic. The notice calling the meeting must be given at least 30 days and not more than 60 days prior to the meeting.

The holders of at least 10% of the aggregate principal amount of the debt securities that are outstanding may compel the fiscal agent to call a meeting of all holders of the debt securities.

For purposes of a meeting of the holders of the debt securities that does not propose to discuss reserved matters, the persons entitled to vote a majority in principal amount of the debt securities that are outstanding at the time will constitute a quorum. However, if such a meeting is adjourned for a lack of a quorum, then holders or proxies representing 25% of the outstanding principal amount will constitute a quorum when the meeting is rescheduled. For purposes of any meeting of holders that proposes to discuss reserved matters, as specified above, holders or proxies representing 75% of the aggregate principal amount of the outstanding notes will constitute a quorum. To vote at a meeting, a person must either hold outstanding debt securities or be duly appointed as a proxy for a holder of the debt securities. The fiscal agent will make all rules governing the conduct of any meeting.

The Fiscal Agency Agreement and the debt securities may be modified or amended, without the consent of the holders of the debt securities, to:

•	add covenants of the Republic that benefit holders of the debt securities;

•	surrender any right or power given to the Republic;

•	secure the debt securities; or

•

cure any ambiguity or correct or supplement any defective provision in the Fiscal Agency Agreement or the debt securities, without materially and adversely affecting the interests of the holders of the debt securities.

For purposes of determining whether the required percentage of holders of the debt securities of a series has approved any amendment, modification or change to, or waiver of, the debt securities or the Fiscal Agency Agreement, or whether the required percentage of holders has delivered a notice of acceleration of the debt securities of that series, debt securities owned, directly or indirectly, by the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be outstanding (except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded). As used in this paragraph, “public sector instrumentality” means Bangko Sentral, any department, ministry or agency of the Republic or any corporation, trust, financial institution or other entity owned or controlled by the

Republic or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Further Issues of Debt Securities

The Republic may, without the consent of the holders of the debt securities, create and issue additional debt securities with the same terms and conditions as any series of bonds (or that are the same in all respects except for the amount of the first interest payment and for the interest paid on the series of debt securities prior to the issuance of the additional debt securities) provided, however, that such additional notes do not have a greater amount of original issue discount for U.S. federal tax purposes than the outstanding notes have as of the date of the issue of such additional notes. The Republic may consolidate such additional debt securities with the outstanding debt securities to form a single series. Any further debt securities forming a single series with the outstanding debt securities of any series constituted by a Fiscal Agency Agreement shall be constituted by a supplement to such relevant Fiscal Agency Agreement.

TAXATION

The following discussion summarizes certain Philippine and U.S. federal income tax considerations that may be relevant to you if you invest in debt securities of the Republic. This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

This summary does not describe all of the tax considerations that may be relevant to you or your situation, particularly if you are subject to special tax rules. You should consult your tax advisor about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as of state, local or other tax laws.

Philippine Taxation

The following is a summary of certain Philippine tax consequences that may be relevant to non-Philippine holders of the debt securities in connection with the holding and disposition of the debt securities. The Republic uses the term “non-Philippine holders” to refer to (i) non-residents of the Philippines who are neither citizens of the Philippines nor are engaged in trade or business within the Philippines or (ii) non-Philippine corporations not engaged in trade or business in the Philippines.

This summary is based on Philippine laws, rules, and regulations in effect as of the date of this prospectus, all of which are subject to change and may apply retroactively. It is not intended to constitute a complete analysis of the tax consequences under Philippine law of the receipt, ownership, or disposition of the debt securities, in each case by non-Philippine holders, nor to describe any of the tax consequences that may be applicable to citizens or residents of the Republic.

If you are not a non-Philippine holder, you should consult your tax advisor about the consequences of holding these debt securities.

Effect of Holding Global Bonds

Payments by the Republic of principal of and interest on the debt securities to a non-Philippine holder will not subject such non-Philippine holder to taxation in the Philippines by reason solely of the holding of the debt securities or the receipt of principal or interest in respect thereof.

Taxation of Interest on the Global Bonds

When the Republic makes payments of principal and interest to you, as a non-Philippine holder of the debt securities, no amount will be withheld from such payments for, or on account of, any taxes of any kind imposed, levied, withheld or assessed by the Philippines or any political subdivision or taxing authority thereof or therein.

Taxation of Capital Gains

Non-Philippine holders of the debt security will not be subject to Philippine income or withholding tax in connection with the sale, exchange, or retirement of a debt security if such sale, exchange or retirement is made outside the Philippines or an exemption is available under an applicable tax treaty in force between the Philippines and the country of domicile of the non-Philippine holder. If the debt securities have a maturity of more than five years from the date of issuance, any gains realized by a holder of the debt security will not, under the Philippine Tax Code, be subject to Philippine income tax.

Documentary Stamp Taxes

No documentary stamp tax is imposed upon the transfer of the debt securities. A documentary stamp tax at the rate of (Peso)1.00 for every (Peso)200.00 of the issue value of the debt securities is payable upon the issuance of the debt securities and will be for the account of the Republic.

Estate and Donor’s Taxes

The transfer of a debt security by way of succession upon the death of a non-Philippine holder will be subject to Philippine estate tax at progressive rates ranging from 5% to 20% if the value of the net estate of properties located in the Philippines is over (Peso)200,000.

The transfer of a debt security by gift to an individual who is related to the non-Philippine holder will generally be subject to a Philippine donor’s tax at progressive rates ranging from 2% to 15% if the value of the net gifts of properties located in the Philippines exceeds (Peso)100,000 during the relevant calendar year. Gifts to unrelated donees are generally subject to tax at a flat rate of 30%. An unrelated donee is a person who is not a (i) brother, sister (whether by whole or half blood), spouse, ancestor, or lineal descendant or (ii) relative by consanguinity in the collateral line within the fourth degree of relationship.

The foregoing apply even if the holder is a non-Philippine holder. However, the Republic will not collect estate and donor’s taxes on the transfer of the debt securities by gift or succession if the deceased at the time of death, or the donor at the time of donation, was a citizen and resident of a foreign country that provides certain reciprocal rights to citizens of the Philippines (a “Reciprocating Jurisdiction”). For these purposes, a Reciprocating Jurisdiction is a foreign country which at the time of death or donation (i) did not impose a transfer tax of any character in respect of intangible personal property of citizens of the Philippines not residing in that foreign country or (ii) allowed a similar exemption from transfer or death taxes of every character or description in respect of intangible personal property owned by citizens of the Philippines not residing in that foreign country.

United States Tax Considerations

The following discussion summarizes certain material U.S. federal income tax consequences that may be relevant to you if you invest in debt securities. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury Regulations, published rulings, administrative pronouncements, and court decisions in effect on the date of this prospectus, all of which are subject to change, possibly with retroactive effect. Any such change could affect the tax consequences described below. This summary deals only with initial purchasers that hold debt securities as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of debt securities by particular investors (including consequences under the alternative minimum tax or net investment income tax), and does not address state, local, U.S. estate and gift, non-U.S. or other tax laws. It also does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules (such as a financial institution, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, a person that will hold debt securities in an individual retirement account or other tax deferred account, as a hedge against currency risk or as a position in a “straddle” or conversion transaction, a tax exempt organization, a person that has ceased to be a U.S. citizen or lawful permanent resident of the United States, an investor holding the debt securities in connection with a trade or business conducted outside of the United States, a U.S. citizen or lawful permanent residents living abroad or a U.S. holder whose “functional currency” is not the U.S. dollar).

You will be a U.S. holder if you are, for U.S. income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if a court within the United States is able to execute primary supervision over its administration and one or more U.S. persons have the authority to control all the substantial decisions of such trust. Notwithstanding the preceding sentence, to the extent provided in U.S. Treasury Regulations, certain trusts in existence on August 20, 1996, treated as United States persons prior to such date, and that have a valid election in effect to be treated as a United States person, shall also be considered U.S. holders.

A “non-U.S. holder” is any person other than an entity treated as a partnership for U.S. federal income tax purposes that is not a U.S. holder.

If you are a partner in an entity treated as a partnership for U.S. federal income tax purposes that holds debt securities, the tax consequences of an investment in debt securities will generally depend on the status of the partners and the activities of the partnership. Prospective purchasers that are entities treated as partnerships for U.S. federal income tax purposes should consult their tax advisors concerning the U.S. federal income tax consequences to them and their partners of the acquisition, ownership and disposition of debt securities by the partnership.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of ownership and disposition of debt securities, as well as the consequences to you arising under state and local tax laws, U.S. estate and gift tax laws, and the laws of any other taxing jurisdiction, and possible changes in tax law.

Bearer debt securities are not being offered to U.S. holders. A U.S. holder who owns a bearer debt security may be subject to limitations under U.S. income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Code.

United States Holders

Payments or Accruals of Interest

Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting). If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars (a “foreign currency”), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment regardless of whether you convert the payment into U.S. dollars. If you are an accrual basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within each taxable year). Alternatively, an accrual basis U.S. holder may elect to translate all interest income on foreign currency denominated debt securities at the spot rate of exchange on the last day of the accrual period (or the last day of the accrual period in each taxable year, in the case of an accrual period that spans more than one taxable year), or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service (the “IRS”). If you use the accrual method of accounting for tax purposes you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income regardless of whether the payment is in fact converted into U.S. dollars. This foreign currency gain or loss will be treated as U.S. source ordinary income or loss.

Payments of interest on the debt securities and original issue discount (as defined below), if any, accrued with respect to the debt securities will be treated as non-U.S. source income for the purposes of calculating a U.S. holder’s foreign tax credit limitation. The limitation on non-U.S. taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisors regarding the availability of a foreign tax credit under your particular situation.

The Purchase, Sale, and Retirement of Debt Securities

You will generally recognize gain or loss on the sale or retirement of debt securities equal to the difference between the amount realized on the sale or retirement and the tax basis of the debt securities. Your tax basis in a debt security generally will equal the cost of the debt security to you increased by any amounts that you are required to include in income under the rules governing original issue discount and market discount and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. The rules for determining these amounts are discussed below. If you purchase a debt security that is denominated in a foreign currency, the cost to you (and therefore, generally, your initial tax basis) will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at (i) the exchange rate in effect on the date of purchase or (ii) if the foreign currency debt security is traded on an established securities market and you are a cash basis taxpayer, or if you are an accrual basis taxpayer that so elects, the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign currency denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

When you sell or exchange a debt security, or if a debt security is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued but unpaid interest not previously included in income, which will be subject to tax in the manner described above under “Payments or Accruals of Interest”) and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. federal income tax purposes generally will be the U.S. dollar value of the foreign currency that you receive calculated at (i) the exchange rate in effect on the date the foreign currency debt security is disposed of or retired or (ii) if you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash basis U.S. holder, or if you are an accrual basis holder that so elects, the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The election available to accrual basis taxpayers in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the IRS.

Except as discussed below with respect to market discount, short-term debt securities and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be capital gain or loss, and will be long-term capital gain or loss if you have held the debt security for more than one year. The Code provides preferential treatment under certain circumstances for net long-term capital gains recognized by non-corporate investors. Capital gain or loss, if any, recognized by a U.S. holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The ability of U.S. holders to offset capital losses against income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

If the Republic issues debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one per cent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of full years to their maturity, the debt securities will be “OID debt securities.” The difference between the issue price and the stated redemption price at maturity of OID debt securities is the “original issue discount” or “OID” On OID debt securities. The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Republic) at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more variable rates. A debt security that provides for the payment of amounts other than qualified stated interest before maturity (an “installment obligation”) will be treated as an OID debt security if the excess of its stated redemption price at maturity over its issue price is equal to or greater than 0.25% of its stated redemption price at maturity multiplied by the weighted average maturity of the debt security. The weighted average maturity is the sum of the following amounts determined for each payment on a debt security (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the debt security’s stated redemption price at maturity.

If you invest in OID debt securities you generally will be subject to the special tax accounting rules for OID obligations provided by the Code and U.S. Treasury Regulations promulgated thereunder. You should be aware that, as described in greater detail below, if you invest in an OID debt security you generally will be required to include OID in your gross income as ordinary income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an OID debt security with a maturity greater than one year, you will be required to include in your gross income the sum of the “daily portions” of OID on that debt security for all days during the taxable year that you own the debt security. The daily portions of OID on an OID debt security are determined by allocating to each day in any accrual period a ratable portion of the OID allocable to that period. Accrual periods may be any length and may vary in length over the term of an OID debt security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security, the amount of OID on an OID debt security allocable to each accrual period is determined by:

(i) multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity of the debt security and the denominator of which is the number of accrual periods in a year; and

(ii) subtracting from that product the amount (if any) of qualified stated interest payments allocable to that accrual period.

An OID debt security that is a floating rate debt security will be subject to special rules. Generally, if a floating rate debt security qualifies as a “variable rate debt instrument” (as defined in applicable U.S. Treasury Regulations), then (i) all stated interest with respect to such floating rate debt security will be qualified stated interest and hence included in a U.S. holder’s income in accordance with such U.S. holder’s normal method of accounting for U.S. federal income tax purposes, and (ii) the amount of OID, if any, will be determined under the general OID rules (as described above) by assuming that the variable rate is a fixed rate equal, in general, to the value of the floating rate as of the issue date.

If a floating rate debt security does not qualify as a “variable rate debt instrument,” such floating rate debt security will be classified as a contingent payment debt instrument and will be subject to special rules for calculating the accrual of stated interest and original issue discount.

Any special considerations with respect to the tax consequences of holding a floating rate debt security will be provided in the applicable prospectus supplement.

The “adjusted issue price” of an OID debt security at the beginning of any accrual period will generally be the sum of the debt security’s issue price and the amount of OID previously includable in the gross income of the holder, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an OID debt security, other than qualified stated interest, generally will be viewed first as payments of previously accrued OID (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including OID income, you will generally be required to include in your gross income increasingly greater amounts of OID over the life of an OID debt security.

You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. This election will generally apply only to the debt security with respect to which it is made and may not be revoked without the consent of the IRS. For debt securities purchased at a premium or bearing market discount in your hands, if you make this election you will also be deemed to have made the election (discussed below under the caption “Premium and Market Discount”) to amortize premium or to accrue market discount in income currently on a constant yield basis and such election would apply to all debt instruments with market discount acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies. U.S. holders should consult their tax advisors concerning the propriety and consequences of this election.

In the case of an OID debt security that is also a foreign currency debt security, you should determine the U.S. dollar amount includable as OID for each accrual period by (i) calculating the amount of OID allocable to each accrual period in the foreign currency using the constant yield method, and (ii) translating the foreign currency amount so determined at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within each taxable year). Alternatively, you may translate the foreign currency amount so determined at the spot rate of exchange on the last day of the accrual period (or the last day of the accrual period in each taxable year, in the case of an accrual period that spans more than one taxable year) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described under the caption “Payments or Accruals of Interest” above. Because exchange rates may fluctuate, if you are the holder of an OID debt security that is also a foreign currency debt security you may recognize a different amount of OID income in each accrual period than would be the case if you were the holder of an otherwise similar OID debt security denominated in U.S. dollars. Upon the receipt of an amount attributable to OID (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the OID debt security), you may recognize ordinary income or loss measured by the difference between the amount received, translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the OID debt security, as the case may be, and the amount accrued, using the exchange rate applicable to such previous accrual.

If you purchase an OID debt security outside of the initial offering at a cost less than its “remaining redemption amount” or if you purchase an OID debt security in the initial offering at a price other than the debt security’s issue price, you will also generally be required to include in gross income the daily portions of OID, calculated as described above. However, if you acquire an OID debt security at a price (i) less than or equal to the remaining redemption amount but (ii) greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions to reflect the premium paid over the adjusted issue price. (As discussed under “Premium and Market Discount” below, if you purchase an OID debt security at a price greater than its remaining redemption amount, the OID rules described in this section will not apply.) The “remaining redemption amount” for an OID debt security is the total of all future payments to be made on the debt security other than qualified stated interest.

Certain of the OID debt securities may be redeemed prior to maturity, either at the option of the Republic or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the pricing supplement. OID debt securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase OID debt securities with these features, you should carefully examine the pricing supplement and consult your tax advisor about their treatment since the tax consequences of OID will depend, in part, on the particular terms and features of the debt securities.

OID accrued with respect to an OID debt security will be treated as non-U.S. source income for the purposes of calculating a U.S. holder’s foreign tax credit limitation. The limitation on non-U.S. taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific classes of income. The rules relating to foreign tax credits and the timing thereof are complex. You should consult your own tax advisor regarding the availability of a foreign tax credit under your particular situation.

Short-Term Debt Securities

Special rules may apply to a debt security with a maturity of one year or less (“a short-term debt security”). If you are an accrual basis holder, you will be required to accrue OID on the short-term debt security on either a straight line basis or, at the election of the holder, under a constant yield method (based on daily compounding). No interest payments on a short-term debt security will be qualified stated interest. Consequently, such interest payments are included in the short-term debt security’s stated redemption price at maturity. Since the amount of OID is calculated in the same manner as described above under “Original Issue Discount,” such interest payments may give rise to OID (or acquisition discount, as defined below) even if the short-term debt securities are not actually issued at a discount. If you are a cash basis holder and do not elect to include OID in income as it accrues, you will not be required to include OID in income until you actually receive payments on the debt security. However, you will be required to treat any gain upon the sale, exchange or retirement of the debt security as ordinary income to the extent of the accrued OID on the debt security that you have not yet taken into income at the time of the sale. Also, if you borrow money (or do not repay outstanding debt) to acquire or hold the debt security, you may not be allowed to deduct interest on the borrowing that corresponds to accrued OID on the debt security until you include the OID in your income.

Alternatively, regardless of whether you are a cash basis or accrual basis holder, you can elect to accrue any “acquisition discount” with respect to the short-term debt security on a current basis. Acquisition discount is the excess of the stated redemption price at maturity of the debt security over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method (based on daily compounding). If you elect to accrue acquisition discount, the OID rules will not apply. U.S. holders should consult their own tax advisors as to the application of these rules.

As described above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus is a short-term debt security. If you purchase a debt security, you should carefully examine the pricing supplement and consult your tax advisor about these features.

Fungibility of Debt Securities

The Republic may, without the consent of the holders of outstanding debt securities, issue additional debt securities with identical terms. These additional debt securities, even if they are treated for non-tax purposes as part of the same series as the original debt securities, in some cases, may be treated as part of a separate issue for U.S. federal income tax purposes. In such a case, among other things, the additional debt securities may be considered to have been issued with OID even if the original debt securities had no OID, or the additional debt securities may have a greater amount of OID than the original debt securities. These differences may affect the market value of the original debt securities if the additional debt securities are not otherwise distinguishable from the original debt securities.

Premium and Market Discount

If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the IRS. If you elect to amortize the premium you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Amortization deductions attributable to a period reduce interest payments (or OID) in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for those interest payments (or OID). Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments (or OID) on the debt security and the exchange rate on the date when the holder acquired the debt security. For a U.S. holder that does not elect to amortize premium, the amount of premium will be included in your tax basis when the debt security matures or is disposed of. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

A debt security other than a short-term debt security will be treated as purchased at a market discount (a “market discount debt security”) if the debt security’s stated redemption price at maturity or, in the case of an OID debt security, the debt security’s “revised issue price,” exceeds the amount for which the U.S. holder purchased the debt security by at least one-fourth of one per cent (0.25%) of such debt security’s stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years from the date acquired by the U.S. holder to the debt security’s maturity. For these purposes, the “revised issue price” of a debt security generally equals its issue price, increased by the amount of any OID that has accrued on the debt security and reduced by the amount of any payments previously made that were not qualified stated interest.

Any gain recognized on the sale or retirement of a market discount debt security will be treated as ordinary income to the extent of the accrued market discount on such debt security. Alternatively, a U.S. holder of a market discount debt security may avoid such treatment by electing to include market discount in income currently over the life of the debt security. Such an election shall apply to all debt instruments with market discount acquired by the electing U.S. holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the IRS.

Market discount on a market discount debt security will accrue on a straight line basis unless the U.S. holder elects to accrue such market discount on a constant yield method. Such an election shall apply only to the debt security with respect to which it is made and may not be revoked. A U.S. holder of a market discount debt security that does not elect to include market discount in income currently may be required to defer deductions for interest on borrowings incurred to purchase or carry a market discount debt security. Such interest is deductible when paid or incurred to the extent of income from the debt security for the year. If the interest expense exceeds such income, such excess is currently deductible only to the extent that such excess exceeds the portion of the market discount allocable to the days during the taxable year on which such debt security was held by the U.S. Holder. Any accrued market discount on a foreign currency debt security that is currently includable in income will generally be translated into U.S. dollars at the average rate for the accrual period (or portion thereof within the holder’s taxable year). Upon the receipt of an amount attributable to accrued market discount, the U.S. Holder may recognize U.S. source exchange gain or loss (which will be taxable as ordinary income or loss) determined in the same manner as for accrued interest or OID. A U.S. Holder that does not elect to include market discount in income currently will recognize, upon the sale or retirement of the debt securities, the U.S. dollar value of the amount accrued, calculated at the spot rate on that date, and no part of this accrued market discount will be treated as exchange gain or loss.

Disposition of Foreign Currency

Foreign currency received as interest on a debt security or on the sale or retirement of a debt security will have a tax basis equal to its U.S. dollar value at the time the foreign currency is received. Foreign currency that is purchased will generally have a tax basis equal to the U.S. dollar value of the foreign currency on the date of purchase. Any gain or loss recognized on a sale or other disposition of a foreign currency (including its use to purchase debt securities or upon exchange for U.S. dollars) will be U.S. source ordinary income or loss.

Warrants

A description of the tax consequences of an investment in warrants will be provided in the applicable prospectus supplement.

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. In addition, special rules may apply to floating rate debt securities if the interest payable on the debt securities is based on more than one interest rate index. We will provide a detailed description of the tax considerations relevant to U.S. holders of any debt securities that are subject to the special rules discussed in this paragraph in the relevant prospectus supplement.

Non-U.S. Holders

The following summary applies to you if you are a non-U.S. holder, as defined above.

Subject to the discussion below under the caption “Information Reporting and Backup Withholding,” the interest income that you derive in respect of the debt securities generally will be exempt from U.S. federal income taxes, including U.S. withholding tax on payments of interest (including OID) unless such income is effectively connected with the conduct of a trade or business within the United States. Further, any gain you realize on a sale or exchange of debt securities generally will be exempt from U.S. federal income tax, including U.S. withholding tax, unless:

•	your gain is effectively connected with the conduct of a trade or business within the United States; or

•

you are an individual holder and are present in the United States for 183 days or more in the taxable year of the sale, and either (i) your gain is attributable to an office or other fixed place of business that you maintain in the United States or (ii) you have a tax home in the United States.

Information Reporting and Backup Withholding

In general, information reporting requirements may apply to certain payments of principal, interest and accruals of OID made within the United States on a debt security, including payments made by the U.S. office of a paying agent, broker or other intermediary, and to proceeds of a sale, exchange, or retirement of a debt security effected at the U.S. office of a U.S. or foreign broker. “Backup withholding” may apply to such payments or proceeds if the beneficial owner fails to provide a correct taxpayer identification number or fails to otherwise comply with the applicable backup withholding rules. Certain persons (including, among others, corporations) and non-U.S. holders which provide an appropriate certification or otherwise qualify for exemption are not subject to the backup withholding and information reporting requirements.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules from a payment made to a U.S. holder generally may be claimed as a credit against such holder’s U.S. federal income tax liability provided the appropriate information is furnished to the IRS.

U.S. holders should consult their tax advisors about these rules and any other reporting obligations that may apply to the ownership or disposition of debt securities, including requirements related to the holding of certain foreign financial assets.

Reportable Transactions

A U.S. taxpayer that participates in a “reportable transaction” will be required to disclose its participation to the IRS. Under the relevant rules, if the debt securities are denominated in a foreign currency, a U.S. holder may be required to treat a foreign currency exchange loss from the debt securities as a reportable transaction if this loss exceeds the relevant threshold in the regulations ($50,000 in a single taxable year, if the U.S. holder is an individual or trust, or higher amounts for other non-individual U.S. holders), and to disclose its investment by filing Form 8886 with the IRS. A penalty in the amount of $10,000 in the case of a natural person and $50,000 in all other cases is generally imposed on any taxpayer that fails to timely file an information return with the IRS with respect to a transaction resulting in a loss that is treated as a reportable transaction. Prospective purchasers are urged to consult their tax advisors regarding the application of these rules.

PLAN OF DISTRIBUTION

The Republic may sell the debt securities or warrants in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

The prospectus supplement relating to a particular series of debt securities or warrants will set out:

•	the names of any underwriters or agents;

•	the purchase price of the securities;

•	the proceeds to the Republic from the sale;

•	any underwriting discounts and other compensation;

•	the initial public offering price;

•	any discounts or concessions allowed, reallowed or paid to dealers; and

•	any securities exchanges on which the securities will be listed.

Any underwriter involved in the sale of securities will acquire the securities for its own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. The securities may be offered to the public either by underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Unless the prospectus supplement states otherwise, the underwriters will benefit from certain conditions that must be satisfied before they are obligated to purchase such securities and they will be obligated to purchase all of the securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. The underwriters or certain of their affiliates may purchase securities and be allocated securities for asset management and/or proprietary purposes but not with a view to distribution.

If the Republic sells debt securities or warrants through agents, the prospectus supplement will identify the agent and indicate any commissions payable by the Republic. Unless the prospectus supplement states otherwise, all agents will act on a best efforts basis.

The Republic may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from the Republic at the public offering price set forth in a prospectus supplement pursuant to delayed delivery contracts. The prospectus supplement will set out the conditions of the delayed delivery contracts and the commission receivable by the agents, underwriters or dealers for soliciting the contracts.

The Republic may offer securities as full, partial or alternative consideration for the purchase of other securities of the Republic, either in connection with a publicly announced tender, exchange or other offer for such securities or in privately negotiated transactions. The offer may be in addition to or in lieu of sales of securities directly or through underwriters or agents.

Agents and underwriters may be entitled to indemnification by the Republic against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution from the Republic with respect to certain payments which the agents or underwriters may be required to make. Agents and underwriters may be customers of, engage in transactions with, or perform services (including commercial and investment banking services) for, the Republic in the ordinary course of business.

In compliance with Financial Industry Regulatory Authority guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to the prospectus and applicable prospectus supplements will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Unless otherwise specified in the applicable prospectus supplement, if the Republic offers and sells securities outside the United States, each underwriter or dealer will acknowledge that:

•	the securities offered have not been and will not be registered under the Securities Act of 1933; and

•

the securities may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act of 1933. Each participating underwriter or dealer will agree that it has not offered or sold, and will not offer or sell, any debt securities constituting part of its allotment in the United States except in accordance with Rule 903 of Regulation S under the Securities Act of 1933. Accordingly, each underwriter or dealer will agree that neither the underwriter nor dealer nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to the securities.

VALIDITY OF THE SECURITIES

The Secretary of the Department of Justice of the Republic will provide an opinion on behalf of the Republic as to the validity of the securities under Philippine law. Linklaters, United States counsel for the Republic, will provide an opinion on behalf of the Republic as to the validity of the securities under U.S. and New York State law. U.S. and Philippine counsel named in the applicable prospectus supplement will provide an opinion as to certain legal matters on behalf of the underwriters named in the applicable prospectus supplement.

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

The authorized agent of the Republic in the United States is Hon. Mario Lopez de Leon, Jr., Consul General, the Philippine Consulate General, 556 Fifth Avenue, New York, New York 10036-5095.

EXPERTS; OFFICIAL STATEMENTS AND DOCUMENTS

Information contained herein that is identified as being derived from a publication of the Republic or one of its agencies or instrumentalities is included herein on the authority of such publication as an official public document of the Republic. All other information contained herein is included as an official public statement made on the authority of Roberto B. Tan, the National Treasurer of the Republic.

FURTHER INFORMATION

The Republic filed a registration statement with respect to the securities with the Securities and Exchange Commission under the Securities Act of 1933 and its related rules and regulations. You can find additional information concerning the Republic and the securities in the registration statement and any pre- or post-effective amendment, including its various exhibits, which may be inspected at the public reference room maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, the Commission maintains an Internet site at http://www.sec.gov that contains information regarding issuers that file electronically with the Commission.

DEBT TABLES OF THE REPUBLIC OF THE PHILIPPINES

Guaranteed External Debt of the Republic of the Philippines	T-2
External Debt of the Republic of the Philippines	T-7
Domestic Government Securities	T-22
Domestic Debt of the Republic of the Philippines (Other than Securities)	T-26
Guaranteed Domestic Debt of the Republic of the Philippines (Other than Securities)	T-27

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread (Per Annum)					Original Amount Contracted		Outstanding Balance as of September 30, 2015
			Total (Interest rate + spread)	Commitment Charge	Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
GRAND TOTAL								9,535.07		6,547.78

I. NATIONAL GOVERNMENT GUARANTEED DEBT								9,449.55		6,462.26

A. LOANS								5,223.81		2,672.81

EURO							183.15	206.08	114.34	128.43

							1.83	2.06	0.59	0.66

	FIXED		3.00		1990	2020			0.09	0.11
	FIXED		3.00		1990	2021			0.02	0.02
	FIXED		3.00		1990	2021			0.02	0.02
	FIXED		3.00		1990	2022			0.30	0.34
	FIXED		3.00		1990	2022			0.07	0.07
	FIXED		3.00		1990	2022			0.04	0.05
	FIXED		3.00		1990	2023			0.05	0.05

							2.21	2.49	0.77	0.86

	FIXED		2.50		1991	2021			0.40	0.45
	FIXED		2.50		1991	2022			0.37	0.41

							6.59	7.41	0.46	0.52

	FIXED		3.30		1994	2016			0.13	0.14
	FIXED		3.30		1994	2016			0.10	0.11
	FIXED		3.30		1994	2016			0.02	0.02
	FIXED		3.30		1994	2017			0.00	0.00
	FIXED		3.30		1994	2017			0.05	0.05
	FIXED		3.30		1994	2017			0.00	0.00
	FIXED		3.30		1994	2018			0.16	0.18

							5.16	5.80	2.02	2.27

	FIXED		1.50		1996	2021			0.44	0.49
	FIXED		1.50		1996	2022			0.25	0.28
	FIXED		1.50		1996	2023			0.45	0.51
	FIXED		1.50		1996	2023			0.67	0.76
	FIXED		1.50		1996	2024			0.20	0.23

							10.50	11.81	10.49	11.80

	FIXED		0.40		2006	2032			3.33	3.74
	FIXED		0.40		2006	2032			0.10	0.11
	FIXED		0.40		2006	2033			0.87	0.98
	FIXED		0.40		2006	2033			1.59	1.79
	FIXED		0.40		2006	2033			1.63	1.83
	FIXED		0.40		2006	2033			0.47	0.52
	FIXED		0.40		2006	2034			0.87	0.98
	FIXED		0.40		2006	2034			0.21	0.24
	FIXED		0.40		2006	2034			0.33	0.37
	FIXED		0.40		2006	2034			0.30	0.34
	FIXED		0.40		2006	2035			0.81	0.91
	FIXED		5.09		2006	2019	7.80	8.78	3.12	3.51
	LIBOR 6 MONTHS		2.00		2000	2018	7.81	8.78	1.56	1.76
	FIXED		2.99		2007	2025	2.54	2.85	2.11	2.38
	FIXED		2.00		1979	2015	18.30	20.60	0.14	0.15
	FIXED		2.00		1981	2015	7.93	8.92	0.01	0.01
	FIXED		0.75		1991	2031	8.82	9.92	0.76	0.86
	FIXED		0.75		1999	2039	25.56	28.77	10.44	11.70
	FIXED		0.75		1996	2036	4.70	5.29	3.37	3.71
	FIXED		0.75		2004	2044	5.11	5.75	5.03	5.64
	FIXED		0.75		2004	2045	5.29	5.95	5.29	5.95
	FIXED		0.75	0.25	1999	2039	14.70	16.54	12.01	13.48
	FIXED		0.75	0.25	2011	2049	10.20	11.48	2.39	2.69
	FIXED		0.75	0.25	2000	2040	9.36	10.53	7.95	8.95
	FIXED		0.75		2004	2043	7.50	8.44	7.13	8.02
	FIXED		0.75	0.25	2005	2045	11.70	13.16	11.70	13.15

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread (Per Annum)					Original Amount Contracted		Outstanding Balance as of September 30, 2015
			Total (Interest rate + spread)	Commitment Charge	Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	FIXED		0.75		2005	2045	15.00	16.88	15.00	16.85
	FIXED		0.75	0.25	2007	2047	4.74	5.34	4.74	5.33
	FIXED		0.75	0.25	2010	2050	7.00	7.88	6.93	7.80

KOREAN WON							33,189.00	27.78	31,524.00	26.39

	FIXED		2.50		2004	2034	33,189.00	27.78	31,524.00	26.39

JAPANESE YEN							455,801.15	3,805.48	258,808.55	2,160.74

	TOKYO FLOATING RATE		1.41		2001	2020	2,400.00	20.04	800.00	6.68

							0.00	0.00	0.00	0.00

	FIXED		2.57		2004	2022			0.00	0.00
	FIXED		2.28		2004	2022			0.00	0.00
	FIXED		2.30		2004	2023			0.00	0.00
	FIXED		2.18		2004	2023			0.00	0.00
	FIXED		1.95		2004	2023			0.00	0.00
	FIXED		2.03		2004	2023			0.00	0.00
	EIBOR		6.94		2004	2018			0.00	0.00
	ADB FLOATING RATE	0.4	1.53		1992	2016	947.44	7.91	179.60	1.50
	LIBOR 6 MONTHS	0.6	1.54	0.75	2000	2015	2,166.70	18.09	0.00	0.00
	LIBOR 6 MONTHS	0.4	0.47	0.75	2002	2026	3,676.05	30.69	1,496.00	12.49
	LIBOR 6 MONTHS	0.6	1.77	0.75	2003	2015	3,318.55	27.71	0.00	0.00
	LIBOR 6 MONTHS	0.4	0.47	0.75	2005	2024	2,746.63	22.93	1,648.00	13.76
	LIBOR 6 MONTHS	0.2	0.26	0.15	2009	2024	4,520.78	37.74	1,964.40	16.40
	JAPAN PRIME RATE	0.5	0.62	0.25	1996	2016	9,090.40	75.90	152.80	1.28

							3,717.90	31.04	423.21	3.53

	FIXED		1.87		2001	2021			18.55	0.15
	FIXED		1.75		2001	2021			27.81	0.23
	FIXED		2.31		2001	2021			30.71	0.26
	FIXED		1.76		2001	2021			33.00	0.28
	FIXED		1.82		2001	2021			37.34	0.31
	FIXED		1.98		2001	2021			13.97	0.12
	FIXED		2.34		2001	2021			39.12	0.33
	FIXED		2.08		2001	2021			30.12	0.25
	FIXED		2.23		2001	2021			90.30	0.75
	FIXED		1.82		2001	2021			62.60	0.52
	FIXED		1.96		2001	2021			26.33	0.22
	FIXED		1.45		2001	2021			9.15	0.08
	FIXED		1.51		2001	2021			4.21	0.04

							1,188.20	9.92	791.79	6.61

	FIXED		2.66	0.35	2003	2023			7.91	0.07
	FIXED		2.11	0.35	2003	2023			85.96	0.72
	FIXED		2.42	0.35	2003	2023			59.01	0.49
	FIXED		2.16	0.35	2003	2023			163.35	1.36
	FIXED		2.30	0.35	2003	2023			201.04	1.68
	FIXED		2.16	0.35	2003	2023			54.05	0.45
	FIXED		2.26	0.35	2003	2023			109.52	0.91
	FIXED		1.73	0.35	2003	2023			105.68	0.88
	FIXED		1.84	0.35	2003	2023			5.27	0.04
	LIBOR 6 MONTHS	0.25	0.91	0.35	2005	2022	6,592.00	55.04	2,380.00	19.87
	LIBOR 6 MONTHS	0.5	1.19	0.25	2006	2026	11,710.00	97.77	6,161.00	51.40
	FIXED				2011	2027	3,842.60	32.08	9.61	0.08
	FIXED		2.50		1991	2021	30,084.00	251.17	8,805.07	73.50
	FIXED		2.50		1992	2022	6,686.00	55.82	2,119.50	17.70
	FIXED		3.00		1994	2024	22,500.00	187.85	10,426.80	87.05
	FIXED		3.00		1994	2024	15,000.00	125.24	5,885.25	49.14

							6,131.00	51.19	935.26	7.81

	FIXED		2.50		1995	2025			671.48	5.61
	FIXED		2.10		1995	2025			263.78	2.20

							1,352.00	11.29	658.74	5.50

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread (Per Annum)					Original Amount Contracted		Outstanding Balance as of September 30, 2015
			Total (Interest rate + spread)	Commitment Charge	Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
	FIXED		2.50		1995	2025			498.38	4.16
	FIXED		2.10		1995	2025			160.36	1.34

							12,315.00	102.82	5,995.88	50.06

	FIXED		2.70		1995	2025			5,308.00	44.32
	FIXED		2.10		1995	2025			687.88	5.74

							24,712.00	206.32	10,543.80	88.03

	FIXED		2.70		1996	2026			7,494.40	62.57
	FIXED		2.30		1996	2026			3,049.40	25.46

							10,494.00	87.61	5,372.85	44.86

	FIXED		2.70		1996	2026			5,244.80	43.79
	FIXED		2.30		1996	2026			128.05	1.07

							5,158.00	43.06	2,590.70	21.63

	FIXED		2.50		1996	2026			2,509.90	20.96
	FIXED		2.10		1996	2026			80.80	0.67
	FIXED		2.30		1997	2027	876.00	7.31	282.07	2.36

							7,228.00	60.35	2,368.72	19.78

	FIXED		2.50		1997	2027			1,567.65	13.09
	FIXED		2.10		1997	2027			801.07	6.69
							1,034.00	8.63	447.53	3.74

	FIXED		2.50		1997	2027			163.73	1.37
	FIXED		2.10		1997	2027			283.80	2.37
							2,746.00	22.93	299.94	2.50

	FIXED		2.50		1997	2027			198.65	1.66
	FIXED		2.10		1997	2027			101.29	0.85

							14,555.00	121.52	9,190.61	76.73

	FIXED		2.20		1998	2028			8,420.90	70.31
	FIXED		0.75		1998	2038			769.71	6.43
							19,990.00	166.90	12,341.04	103.04

	FIXED		2.20		1998	2028			12,031.83	100.45
	FIXED		0.75		1998	2038			309.21	2.58
							6,072.00	50.70	4,095.23	34.19

	FIXED		2.20		1998	2028			314.23	2.62
	FIXED		1.70		1998	2028			2,227.03	18.59
	FIXED		0.75		1998	2038			1,553.97	12.97
	FIXED		0.75		1999	2039	35,350.00	295.14	28,323.76	236.48
	FIXED		0.75		1999	2039	20,529.00	171.40	16,490.41	137.68
							16,450.00	137.34	12,844.50	107.24

	FIXED		0.95		2000	2040			11,645.25	97.23
	FIXED		0.75		2000	2040			1,199.25	10.01
			0.00				59,037.00	492.90	49,560.51	413.78

	FIXED		0.95		2001	2041			46,695.11	389.86
	FIXED		0.75		2001	2041			2,865.40	23.92
							24,846.00	207.44	19,123.67	159.66

	FIXED		1.40	0.01	2008	2038			7,419.88	61.95
	FIXED		0.65	0.01	2008	2048			11,565.66	96.56
	FIXED		0.01	0.01	2008	2048			138.13	1.15
							14,608.00	121.96	9,851.41	82.25

	FIXED		1.40	0.01	2009	2039			2,565.19	21.42
	FIXED		0.65	0.01	2009	2049			7,070.58	59.03
	FIXED		0.01	0.01	2009	2049			215.64	1.80
							30,380.00	253.64	16,146.88	134.81

	FIXED		1.40	0.01	2009	2039			16,082.48	134.27
	FIXED		0.01	0.01	2009	2039			64.40	0.54
			0.00

	FIXED	0.36	1.90		2008	2028	10,000.00	83.49	4,875.00	40.70
	FIXED		2.39	0.50	2007	2022	5,593.50	46.70	3,227.02	26.94

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread (Per Annum)					Original Amount Contracted		Outstanding Balance as of September 30, 2015
			Total (Interest rate + spread)	Commitment Charge	Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
SPECIAL DRAWING RIGHTS							8.50	11.94	3.20	4.50

	FIXED		0.75	0.50	1995	2034	3.50	4.92	2.71	3.81
	FIXED		0.75	0.50	1998	2038	5.00	7.02	0.49	0.69
UNITED STATES DOLLAR							1,172.53	1,172.53	352.79	352.76

	FIXED		1.25		1993	2023	24.50	24.50	0.00	0.00
	LIBOR 6 MONTHS		1.70		2000	2018	7.51	7.51	1.50	1.50
	FIXED		7.84	0.30	2004	2020	15.42	15.42	7.73	7.73
	LIBOR 6 MONTHS		3.87	0.50	2008	2018	90.00	90.00	34.62	34.62
	FIXED		3.00		2010	2034	116.60	116.60	115.33	115.30
	ADB FLOATING RATE		5.51	0.75	1993	2018	43.20	43.20	6.01	6.01
	ADB FLOATING RATE		5.51	0.75	1995	2020	92.00	92.00	38.79	38.79
	ADB FLOATING RATE		5.51	0.75	1997	2021	13.51	13.51	4.03	4.03
	LIBOR 6 MONTHS		0.83	0.75	2002	2021	36.49	36.49	8.77	8.77
	LIBOR 6 MONTHS		0.76	0.75	2003	2022	40.00	40.00	24.84	24.84
	COST QUA. BOR. IBRD 6M	0.5	1.82		1995	2015	24.07	24.07	0.00	0.00
	LIBOR 6 MONTHS	0.5	1.09	0.25	1995	2015	25.93	25.93	0.00	0.00
	LIBOR 6 MONTHS	0.5	1.09	0.25	1995	2015	50.00	50.00	0.00	0.00
	COST QUA. BOR. IBRD 6M	0.5	8.39	0.25	1996	2016	57.00	57.00	3.42	3.42
	LIBOR 6 MONTHS	0.5	1.18	0.25	1997	2017	60.00	60.00	3.54	3.54
	LIBOR 6 MONTHS	0.5	1.08	0.25	1998	2018	150.00	150.00	46.50	46.50
	LIBOR 6 MONTHS	0.5	1.09	0.25	1999	2017	36.30	36.30	2.52	2.52
	LIBOR 6 MONTHS				2009	2037	275.00	275.00	53.96	53.96
	FIXED		4.00		1995	2016	10.00	10.00	0.62	0.62
	FIXED		4.00		1995	2017	5.00	5.00	0.62	0.62
B. BONDS								4,225.74		3,789.45

UNITED STATES DOLLAR							3,610.00	3,610.00	3,173.72	3,173.72

	FIXED		8.40		1996	2016	360.00	360.00	160.00	160.00
	FIXED		9.63		1998	2028	300.00	300.00	300.00	300.00
	FIXED		5.40		2003	2018	250.00	250.00	71.42	71.42
	FIXED		6.88		2006	2016	500.00	500.00	480.30	480.30
	FIXED		7.25		2009	2019	1,000.00	1,000.00	969.00	969.00
	FIXED		7.39		2009	2024	600.00	600.00	593.00	593.00
	FIXED		7.25		2009	2019	20.99	20.99	20.99	20.99
	FIXED		7.39		2009	2024	579.01	579.01	579.01	579.01
JAPANESE YEN							73,750.00	615.74	73,750.00	615.74

	FIXED		4.65		1995	2015	12,000.00	100.19	12,000.00	100.19
	FIXED		3.20		2002	2020	24,750.00	206.64	24,750.00	206.64
	FIXED		3.50		2002	2022	37,000.00	308.91	37,000.00	308.91
II. GFI GUARANTEE ASSUMED BY NATIONAL GOVERNMENT								85.52		85.51

SAUDI RIAL							27.34	7.29	27.34	7.29

	INTEREST FREE		0.00		1986	Upon Demand	5.92	1.58	5.92	1.58
	INTEREST FREE		0.00		1986	Upon Demand	18.46	4.92	18.46	4.92
	INTEREST FREE		0.00		1986	Upon Demand	2.96	0.79	2.96	0.79

GUARANTEED EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

Currency	Interest Rate Basis	Interest Rate+ Spread (Per Annum)					Original Amount Contracted		Outstanding Balance as of September 30, 2015
			Total (Interest rate + spread)	Commitment Charge	Year Contracted	Year of Maturity	(in Original Currency)	(in US Dollars)(2)	(in Original Currency)	(in US Dollars)(2)
UNITED STATES DOLLAR							77.64	77.64	77.64	77.64

	INTEREST FREE		0.00		1986	Upon Demand	7.51	7.51	7.51	7.51
	INTEREST FREE		0.00		1986	Upon Demand	0.72	0.72	0.72	0.72
	INTEREST FREE		0.00		1986	Upon Demand	2.18	2.18	2.18	2.18
	INTEREST FREE		0.00		1986	Upon Demand	33.09	33.09	33.09	33.09
	INTEREST FREE		0.00		1986	Upon Demand	18.60	18.60	18.60	18.60
	INTEREST FREE		0.00		1986	Upon Demand	0.51	0.51	0.51	0.51
	INTEREST FREE		0.00		1986	Upon Demand	5.22	5.22	5.22	5.22
	INTEREST FREE		0.00		1986	Upon Demand	8.33	8.33	8.33	8.33
	INTEREST FREE		0.00		1986	Upon Demand	0.97	0.97	0.97	0.97
	INTEREST FREE		0.00		1986	Upon Demand	0.52	0.52	0.52	0.52
POUNDS STERLING
	INTEREST FREE		0.00		1986	Upon Demand	0.00	0.00	0.00	0.00

EURO
	INTEREST FREE		0.00		1986	Upon Demand	0.33	0.37	0.33	0.37
CANADIAN DOLLAR
	INTEREST FREE		0.00		1986	Upon Demand	0.27	0.20	0.27	0.19
JAPANESE YEN
	INTEREST FREE		0.00		1986	Upon Demand	2.74	0.02	2.74	0.02

(1)	Includes Government guarantee on GOCC (loans and bonds) and GFI guarantee assumed by the Government per Proc. 50.
(2)	Amount in original currencies were converted to US Dollars using BSP reference rate on September 30, 2015.

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

		Interest		Interest Rate + Spread/ Service Charge	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2015
Currency	Interest Rate Basis	Spread	Rate				(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
GRAND TOTAL								63,950.35		43,717.41

I. DIRECT DEBT OF THE REPUBLIC								31,713.10		16,060.06

A. AVAILED BY GOVERNMENT AGENCIES								30,305.85		15,457.64

CANADIAN DOLLARS							6.33	4.72	0.87	0.65

	INTEREST FREE		0.00	0.00	1974	2024	6.33	4.72	0.87	0.65
CHINA YUAN							1,200.00	188.57	866.12	136.10

	FIXED		2.00	2.00	2006	2026	400.00	62.86	279.45	43.91
	FIXED		2.00	2.00	2007	2027	800.00	125.72	586.67	92.19
EURO							889.36	1,000.71	552.78	621.99

	FIXED		2.00	2.00	1984	2014	6.90	7.77	0.00	0.00
	FIXED		2.00	2.00	1984	2014	8.44	9.49	0.00	0.00
	FIXED		2.00	2.00	1990	2020	3.37	3.80	0.93	1.04
	FIXED		0.75	0.75	2002	2042	7.39	8.31	6.05	6.81
	FIXED		0.75	0.75	2002	2042	7.46	8.40	6.65	7.48
	FIXED		6.10	6.10	2002	2014	5.83	6.56	0.00	0.00
	FIXED		0.75	0.75	2007	2047	10.00	11.25	8.53	9.59
	FIXED		0.75	0.75	2008	2048	4.00	4.50	4.00	4.50
	FIXED		2.00	2.00	1989	2019	32.11	36.13	7.36	8.28
	FIXED		2.00	2.00	1989	2019	9.20	10.36	2.02	2.27
	FIXED		2.00	2.00	1989	2019	7.36	8.28	1.62	1.82
	FIXED		1.50	1.50	1995	2015	8.12	9.13	0.00	0.00
	FIXED		4.00	4.00	1997	2013	14.52	16.34	0.00	0.00
	FIXED		4.50	4.50	1998	2019	15.06	16.95	5.21	5.87
	FIXED		4.50	4.50	1999	2022	58.69	66.04	41.92	47.17
	INTEREST FREE		0.00	0.00	2000	2016	8.48	9.54	0.31	0.35
	FIXED		4.00	4.00	2000	2023	31.25	35.16	20.83	23.44
	FIXED		4.40	4.40	2001	2024	23.99	26.99	18.99	21.37
	FIXED		3.65	3.65	2002	2024	24.19	27.21	19.15	21.54
	FIXED		1.00	1.00	2012	2031	20.49	23.06	20.49	23.06
	FIXED		3.45	3.45	2002	2024	18.17	20.44	15.14	17.04
	EIBOR	0.60	0.05	0.65	2002	2016	14.60	16.43	1.46	1.64
	FIXED		3.00	3.00	1988	2020	4.34	4.89	1.21	1.36
	FIXED		3.00	3.00	1988	2019	1.45	1.63	0.34	0.38
	FIXED		2.50	2.50	1990	2021	4.43	4.99	1.58	1.77
	FIXED		2.50	2.50	1990	2021	4.15	4.67	1.52	1.72
	FIXED		2.50	2.50	1990	2021	2.65	2.98	0.96	1.08
	FIXED		2.50	2.50	1992	2022	1.02	1.14	0.43	0.48
	FIXED		2.00	2.00	1990	2023	10.52	11.84	4.24	4.77
	FIXED		2.00	2.00	1990	2024	0.73	0.82	0.30	0.33
	FIXED		2.00	2.00	1990	2025	2.88	3.24	1.16	1.31
	FIXED		2.00	2.00	1990	2026	0.76	0.85	0.28	0.32
	FIXED		2.00	2.00	1990	2027	2.17	2.44	0.89	1.01
	FIXED		3.30	3.30	1991	2013	11.19	12.59	0.06	0.07
	FIXED		3.30	3.30	1991	2014	2.81	3.16	0.02	0.02
	FIXED		3.30	3.30	1991	2014	1.59	1.78	0.00	0.00
	FIXED		3.50	3.50	1992	2015	2.29	2.57	0.12	0.13
	FIXED		3.50	3.50	1992	2016	0.76	0.86	0.07	0.08
	FIXED		3.50	3.50	1992	2017	7.58	8.53	0.13	0.14
	FIXED		3.10	3.10	1993	2014	6.46	7.27	0.10	0.11
	FIXED		3.10	3.10	1993	2014	12.20	13.72	0.31	0.35
	FIXED		3.10	3.10	1993	2015	1.22	1.37	0.04	0.05
	FIXED		1.40	1.40	1994	2022	2.69	3.03	1.07	1.20
	FIXED		1.40	1.40	1994	2021	15.57	17.52	6.27	7.06
	FIXED		1.50	1.50	1995	2022	1.92	2.16	0.71	0.80
	FIXED		1.50	1.50	1995	2023	0.74	0.84	0.31	0.35
	FIXED		1.50	1.50	1995	2022	3.66	4.12	1.47	1.65
	FIXED		6.67	6.67	1995	2014	2.07	2.33	0.00	0.00
	FIXED		1.50	1.50	1995	2022	3.10	3.49	1.77	1.99
	FIXED		1.50	1.50	1997	2023	5.50	6.19	2.54	2.86
	FIXED		1.50	1.50	1997	2023	9.14	10.29	3.44	3.87
	FIXED		0.47	0.47	1998	2029	3.30	3.71	2.58	2.91
	FIXED		4.94	4.94	1998	2010	0.77	0.87	0.00	0.00
	FIXED		0.47	0.47	1998	2029	0.74	0.83	0.56	0.63
	INTEREST FREE		0.00	0.00	2007	2024	5.39	6.06	4.04	4.55

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

		Interest		Interest Rate + Spread/ Service Charge	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2015
Currency	Interest Rate Basis	Spread	Rate				(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	EIBOR	0.30	0.17	0.47	2008	2021	12.51	14.08	7.26	8.17
	FIXED		5.12	5.12	2008	2015	2.92	3.28	0.29	0.33
	FIXED		5.06	5.06	2008	2015	0.97	1.09	0.10	0.11
	INTEREST FREE		0.00	0.00	2008	2022	11.35	12.77	6.81	7.66
	FIXED		5.14	5.14	2008	2020	30.17	33.95	13.58	15.28
	FIXED		5.14	5.14	2008	2020	38.16	42.94	19.70	22.17
	FIXED		0.30	0.30	2009	2040	15.71	17.67	15.71	17.67
	FIXED		4.74	4.74	2009	2020	15.71	17.67	8.29	9.33
	EIBOR	1.10	0.05	1.15	2010	2029	150.00	168.78	145.00	163.15
	FIXED		0.15	0.15	2011	2034	26.19	29.47	6.59	7.42
	EIBOR		2.21	2.21	2014	2034	110.27	124.08	110.27	124.08
JAPANESE YEN							1,578,882.95	13,182.09	592,358.04	4,945.60

	ADB FLOATING RATE		0.64	0.64	1986	2016	1,697.21	14.17	224.03	1.87
	ADB FLOATING RATE		0.48	0.48	1990	2015	664.57	5.55	45.86	0.38
	ADB FLOATING RATE		0.48	0.48	1990	2020	3,173.24	26.49	1,513.32	12.63
	ADB FLOATING RATE		0.48	0.48	1991	2015	11,989.38	100.10	0.00	0.00
	LIBOR BASE	0.20	0.02	0.22	2008	2022	34,253.10	285.98	25,765.18	215.11
	FIXED		2.70	2.70	1989	2014	40,000.00	333.96	0.00	0.00
	FIXED		2.70	2.70	1990	2020	28,200.00	235.44	7,565.84	63.17
	FIXED		2.70	2.70	1991	2016	10,575.00	88.29	285.81	2.39
	FIXED		2.70	2.70	1991	2016	13,219.00	110.37	357.27	2.98
	FIXED		2.70	2.70	1991	2016	13,219.00	110.37	714.54	5.97
	FIXED		3.00	3.00	1992	2017	25,380.00	211.90	2,743.78	22.91
	FIXED		0.75	0.75	1999	2039	36,300.00	303.07	27,968.81	233.51
	FIXED		1.40	1.40	2009	2039	9,293.00	77.59	9,293.00	77.59
	FIXED		1.40	1.40	2010	2040	9,220.00	76.98	9,220.00	76.98
	LIBOR BASE		0.13	0.13	2010	2025	13,830.00	115.47	10,510.80	87.75
	FIXED		1.40	1.40	2012	2042	7,775.00	64.91	7,775.00	64.91
	FIXED		3.50	3.50	1986	2016	148.00	1.24	4.98	0.04
	FIXED		3.50	3.50	1986	2016	705.00	5.89	22.31	0.19
	FIXED		3.50	3.50	1986	2016	7,595.00	63.41	356.27	2.97
	FIXED		3.50	3.50	1986	2016	3,988.00	33.30	194.12	1.62
	FIXED		3.50	3.50	1986	2016	1,439.00	12.01	47.03	0.39
	FIXED		3.50	3.50	1986	2016	2,555.00	21.33	71.10	0.59
	FIXED		4.00	4.00	1987	2017	40,400.00	337.30	3,748.28	31.29
	FIXED		3.00	3.00	1988	2018	2,254.00	18.82	19.32	0.16
	FIXED		3.00	3.00	1988	2018	4,837.00	40.38	542.30	4.53
	FIXED		3.00	3.00	1988	2018	10,818.00	90.32	1,099.31	9.18
	FIXED		3.00	3.00	1988	2018	2,090.00	17.45	249.54	2.08
	FIXED		3.00	3.00	1988	2018	5,735.00	47.88	693.98	5.79
	FIXED		3.00	3.00	1988	2018	3,193.00	26.66	330.22	2.76
	FIXED		3.00	3.00	1988	2018	4,611.00	38.50	547.96	4.57
	FIXED		3.00	3.00	1988	2018	3,372.00	28.15	331.49	2.77
	FIXED		3.00	3.00	1988	2018	2,000.00	16.70	170.62	1.42
	FIXED		3.00	3.00	1988	2018	707.00	5.90	73.72	0.62
	FIXED		3.00	3.00	1988	2018	326.00	2.72	38.28	0.32
	FIXED		3.00	3.00	1988	2018	308.00	2.57	36.64	0.31
	FIXED		3.00	3.00	1988	2018	14,003.00	116.91	2,040.59	17.04
	FIXED		2.70	2.70	1989	2019	2,063.00	17.22	395.55	3.30
	FIXED		2.70	2.70	1989	2019	4,776.00	39.87	643.15	5.37
	FIXED		2.70	2.70	1989	2019	2,500.00	20.87	487.80	4.07
	FIXED		2.70	2.70	1989	2019	2,633.00	21.98	381.30	3.18
	FIXED		2.70	2.70	1989	2019	5,500.00	45.92	983.60	8.21
	FIXED		2.70	2.70	1989	2019	6,300.00	52.60	969.36	8.09
	FIXED		2.70	2.70	1989	2019	2,169.00	18.11	415.68	3.47
	FIXED		2.70	2.70	1990	2020	2,304.00	19.24	499.55	4.17
	FIXED		2.70	2.70	1990	2020	4,238.00	35.38	802.22	6.70
	FIXED		2.70	2.70	1990	2020	2,079.00	17.36	443.45	3.70
	FIXED		2.70	2.70	1990	2020	5,708.00	47.66	1,180.58	9.86
	FIXED		2.70	2.70	1990	2020	8,634.00	72.09	1,628.46	13.60
	FIXED		2.70	2.70	1990	2020	454.00	3.79	69.42	0.58
	FIXED		2.70	2.70	1990	2020	4,986.00	41.63	1,091.21	9.11
	FIXED		2.70	2.70	1990	2020	5,080.00	42.41	697.11	5.82

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

		Interest		Interest Rate + Spread/ Service Charge	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2015
Currency	Interest Rate Basis	Spread	Rate				(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED		2.70	2.70	1990	2020	10,560.00	88.17	1,378.51	11.51
	FIXED		2.70	2.70	1990	2020	21,752.00	181.61	3,588.12	29.96
	FIXED		2.70	2.70	1990	2020	4,867.00	40.63	987.47	8.24
	FIXED		2.70	2.70	1990	2020	4,301.00	35.91	944.01	7.88
	FIXED		2.70	2.70	1990	2020	5,066.00	42.30	1,206.86	10.08
	FIXED		2.70	2.70	1991	2021	2,065.00	17.24	531.34	4.44
	FIXED		2.70	2.70	1991	2021	1,663.00	13.88	442.54	3.69
	FIXED		2.70	2.70	1991	2021	1,795.00	14.99	368.26	3.07
	FIXED		2.70	2.70	1991	2021	5,266.00	43.97	1,412.72	11.79
	FIXED		2.70	2.70	1991	2021	10,790.00	90.09	3,096.02	25.85
	FIXED		2.70	2.70	1991	2021	3,516.00	29.36	1,020.46	8.52
	FIXED		2.70	2.70	1991	2021	9,427.00	78.71	2,719.84	22.71
	FIXED		2.70	2.70	1992	2022	1,094.00	9.13	269.28	2.25
	FIXED		2.70	2.70	1991	2021	8,283.00	69.15	2,169.95	18.12
	FIXED		2.70	2.70	1992	2022	7,655.00	63.91	1,477.45	12.34
	FIXED		2.70	2.70	1991	2021	4,028.00	33.63	979.03	8.17
	FIXED		2.70	2.70	1991	2021	20,020.00	167.15	5,859.49	48.92
	FIXED		3.00	3.00	1993	2023	3,653.00	30.50	1,154.54	9.64
	FIXED		3.00	3.00	1993	2023	6,112.00	51.03	1,092.81	9.12
	FIXED		3.00	3.00	1993	2023	6,872.00	57.37	2,601.30	21.72
	FIXED		3.00	3.00	1993	2023	4,633.00	38.68	1,548.38	12.93
	FIXED		3.00	3.00	1993	2023	3,803.00	31.75	1,388.18	11.59
	FIXED		3.00	3.00	1993	2023	3,055.00	25.51	1,192.18	9.95
	FIXED		3.00	3.00	1993	2023	9,294.00	77.60	2,239.58	18.70
	FIXED		3.00	3.00	1994	2024	11,433.00	95.45	4,275.99	35.70
	FIXED		3.00	3.00	1994	2024	7,056.00	58.91	2,945.70	24.59
	FIXED		3.00	3.00	1994	2024	6,630.00	55.35	2,579.61	21.54
	FIXED		3.00	3.00	1994	2024	5,513.00	46.03	2,393.07	19.98
	FIXED		3.00	3.00	1994	2024	10,756.00	89.80	148.33	1.24
	FIXED		3.00	3.00	1994	2024	2,896.00	24.18	564.89	4.72
	FIXED		3.00	3.00	1994	2024	457.00	3.82	99.10	0.83
	FIXED		3.00	3.00	1994	2024	9,620.00	80.32	4,428.96	36.98
	FIXED		3.00	3.00	1994	2024	4,616.00	38.54	2,003.55	16.73
	FIXED		3.00	3.00	1994	2024	11,754.00	98.13	5,446.90	45.48
	FIXED				1995	2025	6,151.00	51.35	2,837.08	23.69

	FIXED		2.70	2.70	1995	2025			2,453.70	20.49
	FIXED		2.30	2.30	1995	2025			383.38	3.20
	FIXED				1995	2025	4,040.00	33.73	1,898.46	15.85

	FIXED		2.70	2.70	1995	2025			1,613.92	13.47
	FIXED		2.30	2.30	1995	2025			284.54	2.38
	FIXED				1995	2025	8,312.00	69.40	4,043.02	33.76

	FIXED		2.50	2.50	1995	2025			3,636.82	30.36
	FIXED		2.10	2.10	1995	2025			406.20	3.39
	FIXED				1995	2025	18,391.00	153.55	8,964.18	74.84

	FIXED		2.70	2.70	1995	2025			7,803.98	65.16
	FIXED		2.30	2.30	1995	2025			1,160.20	9.69
	FIXED				1995	2025	5,579.00	46.58	2,567.06	21.43

	FIXED		2.70	2.70	1995	2025			2,289.58	19.12
	FIXED		2.30	2.30	1995	2025			277.48	2.32
	FIXED				1995	2025	6,386.00	53.32	3,025.88	25.26

	FIXED		2.70	2.70	1995	2025			2,566.66	21.43
	FIXED		2.30	2.30	1995	2025			459.22	3.83
	FIXED				1995	2025	12,895.00	107.66	6,094.72	50.88

	FIXED		2.70	2.70	1995	2025			5,119.70	42.74
	FIXED		2.30	2.30	1995	2025			975.02	8.14
	FIXED				1995	2025	4,765.00	39.78	1,874.90	15.65

	FIXED		2.70	2.70	1995	2025			1,652.74	13.80
	FIXED		2.30	2.30	1995	2025			222.16	1.85
	FIXED				1995	2025	9,551.00	79.74	4,356.00	36.37

	FIXED		2.70	2.70	1995	2025			3,170.10	26.47
	FIXED		2.30	2.30	1995	2025			1,185.90	9.90
	FIXED				1995	2025	2,872.00	23.98	885.70	7.39

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

		Interest		Interest Rate + Spread/ Service Charge	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2015
Currency	Interest Rate Basis	Spread	Rate				(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED		2.70	2.70	1995	2025			613.00	5.12
	FIXED		2.30	2.30	1995	2025			272.70	2.28
	FIXED				1996	2026	6,911.00	57.70	3,539.63	29.55

	FIXED		2.50	2.50	1996	2026			3,050.63	25.47
	FIXED		2.10	2.10	1996	2026			489.01	4.08
	FIXED		2.30	2.30	1996	2026	305.00	2.55	116.36	0.97
	FIXED				1997	2027	5,746.00	47.97	2,316.01	19.34

	FIXED		2.70	2.70	1997	2027			1,900.74	15.87
	FIXED		2.30	2.30	1997	2027			415.27	3.47
	FIXED				1997	2027	7,683.00	64.15	4,185.08	34.94

	FIXED		2.70	2.70	1997	2027			3,494.64	29.18
	FIXED		2.30	2.30	1997	2027			690.44	5.76
	FIXED				1997	2027	6,593.00	55.04	3,556.47	29.69

	FIXED		2.70	2.70	1997	2027			3,235.53	27.01
	FIXED		2.30	2.30	1997	2027			320.94	2.68
	FIXED				1997	2027	9,411.00	78.57	5,005.54	41.79

	FIXED		2.50	2.50	1997	2027			4,499.49	37.57
	FIXED		2.10	2.10	1997	2027			506.05	4.22
	FIXED				1997	2027	7,979.00	66.62	4,095.50	34.19

	FIXED		2.50	2.50	1997	2027			3,486.85	29.11
	FIXED		2.10	2.10	1997	2027			608.65	5.08
	FIXED				1997	2027	11,122.00	92.86	5,363.49	44.78

	FIXED		2.70	2.70	1997	2027			3,905.95	32.61
	FIXED		2.30	2.30	1997	2027			1,457.53	12.17
	FIXED				1998	2028	5,849.00	48.83	3,337.68	27.87

	FIXED		2.20	2.20	1998	2028			2,671.14	22.30
	FIXED		0.75	0.75	1998	2038			666.54	5.56
	FIXED				1998	2028	13,564.00	113.25	7,703.57	64.32

	FIXED		2.20	2.20	1998	2028			6,202.46	51.78
	FIXED		0.75	0.75	1998	2038			1,501.12	12.53
	FIXED				1998	2028	5,728.00	47.82	1,537.67	12.84

	FIXED		2.20	2.20	1998	2028			1,177.72	9.83
	FIXED		0.75	0.75	1998	2038			359.95	3.01
	FIXED				1998	2028	4,328.00	36.13	1,962.66	16.39

	FIXED		2.20	2.20	1998	2028			1,496.77	12.50
	FIXED		0.75	0.75	1998	2038			465.89	3.89
	FIXED				1998	2028	458.00	3.82	252.23	2.11

	FIXED		1.70	1.70	1998	2028			16.61	0.14
	FIXED		0.75	0.75	1998	2038			235.61	1.97
	FIXED				1998	2028	6,734.00	56.22	4,133.29	34.51

	FIXED		1.70	1.70	1998	2028			3,140.93	26.22
	FIXED		0.75	0.75	1998	2038			992.36	8.29
	FIXED				1998	2028	3,201.00	26.73	1,651.02	13.78

	FIXED		1.70	1.70	1998	2028			22.98	0.19
	FIXED		0.75	0.75	1998	2038			1,628.03	13.59
	FIXED				1998	2028	14,136.00	118.02	7,485.49	62.50

	FIXED		2.20	2.20	1998	2028			6,405.83	53.48
	FIXED		0.75	0.75	1998	2038			1,079.67	9.01
	FIXED				1998	2028	2,428.00	20.27	993.63	8.30

	FIXED		1.70	1.70	1998	2028			706.73	5.90
	FIXED		0.75	0.75	1998	2038			286.90	2.40
	FIXED				1999	2029	7,210.00	60.20	4,727.64	39.47

	FIXED		1.80	1.80	1999	2029			3,494.07	29.17
	FIXED		0.75	0.75	1999	2039			1,233.58	10.30
	FIXED				1999	2029	951.00	7.94	345.65	2.89

	FIXED		1.30	1.30	1999	2029			74.24	0.62
	FIXED		0.75	0.75	1999	2039			271.41	2.27
	FIXED				1999	2029	6,078.00	50.75	4,309.40	35.98

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

		Interest		Interest Rate + Spread/ Service Charge	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2015
Currency	Interest Rate Basis	Spread	Rate				(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED		1.80	1.80	1999	2029			3,842.18	32.08
	FIXED		0.75	0.75	1999	2039			467.22	3.90
	FIXED				1999	2029	16,990.00	141.85	8,855.21	73.93

	FIXED		1.80	1.80	1999	2029			7,602.18	63.47
	FIXED		1.30	1.30	1999	2029			153.03	1.28
	FIXED		0.75	0.75	1999	2039			1,100.00	9.18
	FIXED				1999	2029	15,384.00	128.44	10,988.97	91.75

	FIXED		1.80	1.80	1999	2029			9,300.33	77.65
	FIXED		0.75	0.75	1999	2039			1,688.64	14.10
	FIXED				1999	2029	5,852.00	48.86	3,988.68	33.30

	FIXED		1.80	1.80	1999	2029			3,293.27	27.50
	FIXED		0.75	0.75	1999	2039			695.41	5.81
	FIXED				1999	2029	7,434.00	62.07	5,338.58	44.57

	FIXED		1.80	1.80	1999	2029			4,659.84	38.90
	FIXED		0.75	0.75	1999	2039			678.75	5.67
	FIXED				1999	2029	5,068.00	42.31	2,739.72	22.87

	FIXED		1.80	1.80	1999	2029			2,219.34	18.53
	FIXED		0.75	0.75	1999	2039			520.38	4.34
	FIXED		0.75	0.75	1999	2039	4,714.00	39.36	201.83	1.69
	FIXED				1999	2029	9,013.00	75.25	5,484.95	45.79

	FIXED		1.30	1.30	1999	2029			4,764.21	39.78
	FIXED		0.75	0.75	1999	2039			720.74	6.02
	FIXED		0.75	0.75	1999	2039	1,167.00	9.74	775.33	6.47
	FIXED				2000	2040	8,929.00	74.55	7,201.60	60.13

	FIXED		1.00	1.00	2000	2040			6,283.20	52.46
	FIXED		0.75	0.75	2000	2040			918.40	7.67
	FIXED				2000	2040	14,724.00	122.93	11,739.40	98.01

	FIXED		0.95	0.95	2000	2040			10,556.80	88.14
	FIXED		0.75	0.75	2000	2040			1,182.60	9.87
	FIXED				2000	2040	3,549.00	29.63	2,873.90	23.99

	FIXED		0.95	0.95	2000	2040			2,415.50	20.17
	FIXED		0.75	0.75	2000	2040			458.40	3.83
	FIXED				2001	2031	8,294.00	69.25	6,175.27	51.56

	FIXED		2.20	2.20	2001	2031			4,887.07	40.80
	FIXED		0.75	0.75	2001	2041			1,288.20	10.76
	FIXED		0.75	0.75	2001	2041	5,543.00	46.28	244.82	2.04
	FIXED				2001	2031	11,743.00	98.04	4,952.10	41.35

	FIXED		2.20	2.20	2001	2031			4,434.91	37.03
	FIXED		0.75	0.75	2001	2041			517.19	4.32
	FIXED				2001	2031	6,205.00	51.81	3,551.80	29.65

	FIXED		2.20	2.20	2001	2031			2,668.32	22.28
	FIXED		0.75	0.75	2001	2041			883.48	7.38
	FIXED				2001	2031	5,210.00	43.50	3,024.28	25.25

	FIXED		2.20	2.20	2001	2031			2,262.69	18.89
	FIXED		0.75	0.75	2001	2041			761.59	6.36
	FIXED				2001	2031	6,515.00	54.39	4,455.54	37.20

	FIXED		2.20	2.20	2001	2031			3,615.17	30.18
	FIXED		0.75	0.75	2001	2041			840.37	7.02
	FIXED				2001	2031	2,789.00	23.29	2,177.57	18.18

	FIXED		1.70	1.70	2001	2031			2,051.68	17.13
	FIXED		0.75	0.75	2001	2041			125.89	1.05
	FIXED				2001	2031	6,309.00	52.67	4,994.60	41.70

	FIXED		1.70	1.70	2001	2031			4,038.11	33.71
	FIXED		0.75	0.75	2001	2041			956.49	7.99
	FIXED		0.75	0.75	2001	2041	2,034.00	16.98	1,667.07	13.92
	FIXED				2002	2032	6,723.00	56.13	5,382.58	44.94

	FIXED		2.20	2.20	2002	2032			4,688.97	39.15
	FIXED		0.75	0.75	2002	2042			693.61	5.79
	FIXED				2002	2032	22,049.00	184.09	5,775.10	48.22

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

		Interest		Interest Rate + Spread/ Service Charge	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2015
Currency	Interest Rate Basis	Spread	Rate				(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED		2.20	2.20	2002	2032			4,471.28	37.33
	FIXED		1.80	1.80	2002	2032			1,303.83	10.89
	FIXED				2002	2032	3,224.00	26.92	2,450.33	20.46

	FIXED		2.20	2.20	2002	2032			1,853.18	15.47
	FIXED		0.75	0.75	2002	2042			597.15	4.99
	FIXED				2002	2032	6,790.00	56.69	5,501.62	45.93

	FIXED		1.70	1.70	2002	2032			4,334.35	36.19
	FIXED		0.75	0.75	2002	2042			1,167.27	9.75
	FIXED				2002	2042	18,488.00	154.36	15,927.93	132.98

	FIXED		0.95	0.95	2002	2042			14,166.11	118.27
	FIXED		0.75	0.75	2002	2042			1,761.83	14.71
	FIXED		2.20	2.20	2003	2033	2,470.00	20.62	2,132.83	17.81
	FIXED		2.20	2.20	2004	2034	6,223.00	51.96	3,726.90	31.12
	FIXED		2.20	2.20	2003	2033	3,717.00	31.03	2,856.84	23.85
	FIXED		0.75	0.75	2007	2047	8,529.00	71.21	8,517.29	71.11
	FIXED				2007	2037	7,604.00	63.49	7,451.83	62.22

	FIXED		1.50	1.50	2007	2037			6,368.48	53.17
	FIXED		0.01	0.01	2007	2037			1,083.35	9.04
	FIXED				2007	2037	11,802.00	98.53	10,832.04	90.44

	FIXED		1.50	1.50	2007	2037			9,230.21	77.06
	FIXED		0.75	0.75	2007	2047			310.27	2.59
	FIXED		0.01	0.01	2007	2037			1,291.56	10.78
	FIXED		0.01	0.01	2010	2050	9,912.00	82.76	8,134.03	67.91
	FIXED		1.40	1.40	2011	2036	40,847.00	341.03	6,646.94	55.50

	FIXED		0.01	0.01	2011	2036			5,645.47	47.13
	FIXED		0.01	0.01	2011	2036			1,001.48	8.36
	FIXED		0.30	0.30	2012	2012	9,244.00	77.18	501.98	4.19
	FIXED		0.30	0.30	2012	2042	9,244.00	77.18	278.54	2.33
							4,591.00	38.33	878.47	7.33

	FIXED		0.01	0.01	2012	2042			786.27	6.56
	FIXED		0.01	0.01	2012	2042			92.21	0.77
	FIXED		1.40	1.40	2012	2042	6,063.00	50.62	1,833.48	15.31
	FIXED				2012	2052	11,836.00	98.82	4,318.89	36.06

	FIXED		2.00	2.00	2012	2052			3,857.21	32.20
	FIXED		0.10	0.10	2012	2052			461.68	3.85
	FIXED		0.10	0.10	2012	2052	7,546.00	63.00	491.83	4.11
	FIXED
	FIXED		1.40	1.40	2012	2042	6,187.00	51.66	680.13	5.68

	FIXED		1.40	1.40	2012	2042			374.19	3.12
	FIXED		1.40	1.40	2012	2042			305.95	2.55
	FIXED		0.01	0.01	2013	2053	43,252.00	361.11	404.02	3.37
	FIXED				2013	2053	10,782.00	90.02	2,017.11	16.84

	FIXED		0.02	0.02	2013	2053			1,780.47	14.87
	FIXED		0.01	0.01	2013	2053			236.64	1.98
	FIXED						50,000.00	417.45	50,000.00	417.45

	FIXED		0.01	0.01	2014	2054			15,000.00	125.24
	FIXED		0.01	0.01	2014	2054			10,000.00	83.49
	FIXED		0.01	0.01	2014	2055			25,000.00	208.73
	FIXED				2013	2053	18,732.00	156.39	3,227.35	26.95

	FIXED		0.01	0.01	2013	2053			3,197.50	26.70
	FIXED		0.01	0.01	2013	2053			29.85	0.25
	FIXED				1997	2021	20,800.00	173.66	5,165.23	43.12

	FIXED		2.00	2.00	1997	2021			537.02	4.48
	FIXED		2.00	2.00	1997	2021			276.93	2.31
	FIXED		1.35	1.35	1997	2021			485.55	4.05
	FIXED		1.50	1.50	1997	2021			181.32	1.51
	FIXED		1.90	1.90	1997	2021			287.27	2.40
	FIXED		1.75	1.75	1997	2021			236.56	1.98
	FIXED		1.45	1.45	1997	2021			324.79	2.71
	FIXED		1.30	1.30	1997	2021			338.46	2.83

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

		Interest		Interest Rate + Spread/ Service Charge	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2015
Currency	Interest Rate Basis	Spread	Rate				(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED		1.30	1.30	1997	2021			276.82	2.31
	FIXED		1.50	1.50	1997	2021			226.79	1.89
	FIXED		1.50	1.50	1997	2021			226.58	1.89
	FIXED		1.80	1.80	1997	2021			305.58	2.55
	FIXED		1.50	1.50	1997	2021			343.11	2.86
	FIXED		1.50	1.50	1997	2021			249.56	2.08
	FIXED		1.60	1.60	1997	2021			429.22	3.58
	FIXED		2.30	2.30	1997	2021			439.68	3.67
	FIXED		2.40	2.40	1999	2018	43,800.00	365.69	2,415.99	20.17
	FIXED		2.16	2.16	2007	2021	39,000.00	325.61	18,850.00	157.38
	FIXED		1.95	1.95	2000	2013	16,660.00	139.09	0.00	0.00
	FIXED		1.59	1.59	2001	2015	20,308.18	169.55	0.00	0.00
	FIXED		2.69	2.69	2006	2020	19,113.66	159.58	1,751.98	14.63
	FIXED		2.49	2.49	2008	2017	23,407.76	195.43	10,535.01	87.96
	FIXED		2.35	2.35	2008	2021	33,963.31	283.56	15,936.19	133.05
	FIXED		3.03	3.03	2009	2022	23,554.52	196.66	3,295.23	27.51
	KOREAN WON						389,059.29	325.64	106,487.56	89.13

	FIXED		2.50	2.50	2007	2030	28,724.00	24.04	17,863.20	14.95
	FIXED		1.50	1.50	2005	2035	23,041.00	19.29	22,613.84	18.93
					2009	2049	14,953.00	12.52	12,305.65	10.30

	INTEREST FREE		0.00	0.00	2009	2049			1,395.54	1.17
	FIXED		0.10	0.10	2009	2049			10,910.11	9.13
					2009	2049	2,961.29	2.48	12,489.19	10.45

	INTEREST FREE		0.00	0.00	2009	2049			2,740.83	2.29
	FIXED		0.10	0.10	2009	2049			9,748.36	8.16
							77,117.00	64.55	24,186.11	20.24

	INTEREST FREE		0.00	0.00	2012	2052			2,400.46	2.01
	FIXED		0.10	0.10	2012	2052			21,785.65	18.23
	FIXED		0.15	0.15	2011	2051	14,323.00	11.99	10,777.47	9.02
	INTEREST FREE		0.00	0.00	2012	2052	227,940.00	190.79	6,252.10	5.23
	KUWAIT DINAR						6.15	21.29	1.09	3.77

	FIXED		4.00	4.00	1998	2018	6.15	21.29	1.09	3.77
	SAUDI RIAL						75.00	20.00	0.00	0.00

	FIXED		2.00	2.00	2005	2015	75.00	20.00	0.00	0.00
	SPECIAL DRAWING RIGHT						776.84	1,091.26	399.18	560.75

	FIXED		1.00	1.00	1978	2018	5.92	8.32	2.07	2.91
	FIXED		1.00	1.00	1979	2019	5.15	7.23	1.80	2.53
	FIXED		1.00	1.00	1980	2020	5.33	7.48	2.32	3.25
	FIXED		1.00	1.00	1981	2021	5.84	8.20	2.80	3.94
	FIXED		1.00	1.00	1986	2026	39.81	55.92	25.02	35.15
	FIXED		1.00	1.00	1988	2023	8.25	11.58	2.65	3.72
	FIXED		1.00	1.00	1988	2023	34.24	48.10	12.99	18.25
	FIXED		1.00	1.00	1988	2023	36.13	50.76	13.71	19.25
	FIXED		1.00	1.00	1988	2023	12.21	17.15	4.88	6.86
	FIXED		1.00	1.00	1988	2023	2.63	3.70	1.58	2.22
	FIXED		1.00	1.00	1989	2023	18.69	26.25	7.48	10.50
	FIXED		1.00	1.00	1989	2023	11.42	16.05	4.57	6.42
	FIXED		1.00	1.00	1990	2025	14.63	20.55	6.50	9.14
	FIXED		1.00	1.00	1989	2024	12.44	17.47	5.62	7.89
	FIXED		1.00	1.00	1990	2025	62.73	88.12	27.88	39.16
	FIXED		1.00	1.00	1991	2025	22.50	31.61	10.00	14.05
	FIXED		1.00	1.00	1989	2024	38.17	53.62	15.02	21.10
	FIXED		1.00	1.00	1990	2025	36.70	51.55	18.35	25.77
	FIXED		1.00	1.00	1990	2025	10.91	15.33	5.46	7.67
	FIXED		1.00	1.00	1990	2025	10.46	14.70	4.65	6.53
	FIXED		1.00	1.00	1991	2026	25.89	36.37	14.12	19.84
	FIXED		1.00	1.00	1991	2026	19.45	27.32	10.61	14.91
	FIXED		1.00	1.00	1992	2026	20.25	28.45	11.05	15.52
	FIXED		1.00	1.00	1992	2027	9.13	12.83	6.53	9.17
	FIXED		1.00	1.00	1993	2028	13.48	18.93	8.40	11.80
	FIXED		1.00	1.00	1995	2029	20.38	28.63	14.72	20.68
	FIXED		1.00	1.00	1995	2029	6.49	9.11	4.69	6.58
	FIXED		1.00	1.00	1996	2030	4.76	6.69	3.52	4.95
	FIXED		1.00	1.00	1995	2030	8.51	11.96	6.41	9.01

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

		Interest		Interest Rate + Spread/ Service Charge	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2015
Currency	Interest Rate Basis	Spread	Rate				(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED		1.00	1.00	1995	2030	12.12	17.03	9.13	12.83
	FIXED		1.00	1.00	1997	2031	6.77	9.50	5.03	7.06
	FIXED		1.00	1.00	1997	2031	1.97	2.76	1.49	2.10
	FIXED		1.00	1.00	1998	2032	9.27	13.02	6.98	9.81
	FIXED		1.00	1.00	1998	2032	5.62	7.89	4.32	6.07
	FIXED		0.75	0.75	1991	2026	50.00	70.24	26.25	36.87
	FIXED		0.75	0.75	1992	2027	26.40	37.09	14.64	20.56
	FIXED		0.75	0.75	1993	2028	50.50	70.94	16.43	23.08
	FIXED		0.75	0.75	1996	2035	6.15	8.64	2.62	3.69
	FIXED		0.75	0.75	1998	2038	11.00	15.45	7.37	10.36
	FIXED		0.75	0.75	2002	2041	11.60	16.30	8.19	11.51
	FIXED		0.75	0.75	2005	2045	12.35	17.35	12.03	16.89
	FIXED		0.75	0.75	2008	2048	16.15	22.69	11.59	16.28
	LIBOR BASE		0.58	0.58	2009	2028	10.69	15.01	8.99	12.63
	LIBOR BASE		0.58	0.58	2013	2031	13.25	18.61	0.40	0.56
	FIXED		0.75	0.75	2000	2040	6.00	8.43	4.47	6.28
	FIXED		0.75	0.75	2000	2040	4.50	6.32	3.84	5.39
UNITED STATES DOLLAR							14,471.55	14,471.55	9,099.65	9,099.65

	LIBOR BASE	0.60	0.26	0.86	1995	2020	30.00	30.00	1.34	1.34
	LIBOR BASE	0.60	0.25	0.85	1996	2022	9.50	9.50	1.62	1.62
	LIBOR BASE	0.60	0.26	0.86	1995	2022	15.00	15.00	3.11	3.11
	LIBOR BASE	0.60	0.25	0.85	1997	2021	18.50	18.50	0.69	0.69
	LIBOR BASE	0.60	0.26	0.86	1997	2021	167.00	167.00	43.62	43.62
	LIBOR BASE	0.60	0.26	0.86	1998	2022	93.00	93.00	1.17	1.17
	LIBOR BASE	0.60	0.54	1.14	1998	2022	20.22	20.22	1.86	1.86
	LIBOR BASE	0.60	0.23	0.83	1998	2022	15.70	15.70	5.71	5.71
	LIBOR BASE	0.60	0.25	0.85	1998	2022	71.00	71.00	13.10	13.10
0.6	LIBOR BASE	0.60	0.25	0.85	1999	2025	53.00	53.00	22.00	22.00
1.02315	LIBOR BASE	0.60	0.42	1.02	1999	2023	24.30	24.30	0.84	0.84
0.42315	LIBOR BASE	0.60	0.19	0.79	1999	2023	93.16	93.16	37.40	37.40
	LIBOR BASE	0.60	0.23	0.83	1999	2023	60.00	60.00	28.29	28.29
	LIBOR BASE	0.60	0.23	0.83	2000	2024	75.00	75.00	1.20	1.20
	LIBOR BASE	0.60	0.18	0.78	2000	2015	100.00	100.00	0.00	0.00
	LIBOR BASE	0.60	0.23	0.83	2000	2025	75.00	75.00	44.95	44.95
	LIBOR BASE	0.60	0.23	0.83	2000	2025	25.00	25.00	12.78	12.78
	LIBOR BASE	0.60	0.25	0.85	2001	2025	75.00	75.00	44.47	44.47
	LIBOR BASE	0.60	0.23	0.83	2001	2016	75.00	75.00	10.10	10.10
	LIBOR BASE	0.60	0.23	0.83	2003	2018	150.00	150.00	55.16	55.16
	LIBOR BASE	0.60	0.26	0.86	2005	2019	200.00	200.00	103.00	103.00
	LIBOR BASE	0.60	0.26	0.86	2005	2030	13.00	13.00	11.53	11.53
	LIBOR BASE	0.60	0.26	0.86	2005	2020	150.00	150.00	99.98	99.98
	LIBOR BASE	0.60	0.26	0.86	2006	2021	200.00	200.00	136.14	136.14
	LIBOR BASE	0.60	0.26	0.86	2006	2021	450.00	450.00	306.32	306.32
	LIBOR BASE	0.60	5.02	5.62	2007	2022	250.00	250.00	170.18	170.18
	LIBOR BASE	0.60	0.26	0.86	2007	2025	33.80	33.80	20.29	20.29
	LIBOR BASE	0.20	0.25	0.45	2008	2023	250.00	250.00	217.69	217.69
	LIBOR BASE	0.20	0.41	0.61	2008	2027	70.00	70.00	19.19	19.19
	LIBOR BASE	0.20	0.44	0.64	2008	2023	300.00	300.00	245.11	245.11
	LIBOR BASE	0.20	0.52	0.72	2009	2033	31.10	31.10	23.68	23.68
	LIBOR BASE	0.20	0.54	0.74	2009	2024	250.00	250.00	211.79	211.79
	LIBOR BASE	0.20	0.41	0.61	2009	2024	225.00	225.00	197.06	197.06
	LIBOR BASE	0.30	0.54	0.84	2010	2035	400.00	400.00	381.79	381.79
	LIBOR BASE	0.30	0.54	0.84	2011	2025	200.00	200.00	185.83	185.83
	LIBOR BASE	0.40	0.42	0.82	2012	2026	300.00	300.00	293.26	293.26
	LIBOR BASE	0.40	0.52	0.92	2012	2027	350.00	350.00	350.00	350.00
	LIBOR BASE	0.30	0.42	0.72	2012	2036	62.00	62.00	12.86	12.86
	LIBOR BASE	0.40	0.28	0.68	2013	2032	100.00	100.00	3.14	3.14
	LIBOR BASE	0.40	0.18	0.58	2013	2032	300.00	300.00	0.88	0.88
	LIBOR BASE	0.40	0.42	0.82	2013	2045	500.00	500.00	500.00	500.00
	LIBOR BASE	0.40	0.39	0.79	2014	2045	372.10	372.10	204.85	204.85
	LIBOR BASE	0.40	0.21	0.61	2014	2029	250.00	250.00	250.00	250.00
	COST QUA. BOR. IBRD 6M	0.50	4.56	5.06	1995	2015	18.00	18.00	0.00	0.00
	LIBOR BASE	0.50	0.08	0.58	1995	2015	16.70	16.70	0.00	0.00
	LIBOR BASE	0.50	0.18	0.68	1996	2017	113.40	113.40	11.33	11.33
	LIBOR BASE	0.50	0.18	0.68	1996	2017	50.00	50.00	7.16	7.16
	LIBOR BASE	0.50	0.18	0.68	1996	2017	58.00	58.00	5.50	5.50
	LIBOR BASE	0.50	0.13	0.63	1998	2018	50.00	50.00	9.62	9.62

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

		Interest		Interest Rate + Spread/ Service Charge	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2015
Currency	Interest Rate Basis	Spread	Rate				(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	LIBOR BASE	0.50	0.13	0.63	1998	2018	10.00	10.00	2.73	2.73
	LIBOR BASE	0.50	0.13	0.63	1998	2018	19.00	19.00	4.72	4.72
	LIBOR BASE	0.50	0.37	0.87	1998	2018	300.00	300.00	27.63	27.63
	LIBOR BASE	0.25	0.38	0.63	1999	2019	27.50	27.50	7.82	7.82
	LIBOR BASE	0.25	0.38	0.63	1999	2019	100.00	100.00	20.50	20.50
	LIBOR BASE	0.50	0.36	0.86	2000	2020	100.00	100.00	44.07	44.07
	LIBOR BASE	0.50	0.43	0.93	2000	2020	150.00	150.00	49.76	49.76
	LIBOR BASE	0.50	0.43	0.93	2000	2020	4.79	4.79	1.46	1.46
	LIBOR BASE	0.25	0.38	0.63	2001	2021	60.00	60.00	24.72	24.72
	LIBOR BASE	0.50	0.13	0.63	2010	2034	405.00	405.00	387.96	387.96
	FIXED	0.00	5.54	5.54	2007	2026	250.00	250.00	239.58	239.58
	LIBOR BASE				2007	2027	50.00	50.00	50.00	50.00

	FIXED		5.16	5.16	2007	2027			2.50	2.50
	FIXED		4.69	4.69	2007	2027			1.50	1.50
	FIXED		3.98	3.98	2007	2027			1.00	1.00
	FIXED		4.41	4.41	2007	2027			5.35	5.35
	FIXED		4.33	4.33	2007	2027			2.51	2.51
	FIXED		4.35	4.35	2007	2027			2.41	2.41
	FIXED		3.10	3.10	2007	2027			5.00	5.00
	FIXED		3.00	3.00	2007	2027			0.74	0.74
	FIXED		2.60	2.60	2007	2027			4.25	4.25
	FIXED		1.23	1.23	2007	2027			14.23	14.23
	FIXED		2.28	2.28	2007	2027			7.48	7.48
	FIXED		1.00	1.00	2007	2027			2.88	2.88
	FIXED		0.60	0.60	2007	2027			0.16	0.16
	LIBOR BASE				2008	2032	232.00	232.00	136.88	136.88

	FIXED		3.67	3.67	2008	2032			0.58	0.58
	FIXED		4.17	4.17	2008	2032			3.00	3.00
	FIXED		4.14	4.14	2008	2032			0.04	0.04
	FIXED		3.51	3.51	2008	2032			1.98	1.98
	FIXED		3.73	3.73	2008	2032			6.84	6.84
	FIXED		2.66	2.66	2008	2032			6.06	6.06
	FIXED		1.00	1.00	2008	2032			9.30	9.30
	FIXED		3.00	3.00	2008	2032			12.79	12.79
	FIXED		2.60	2.60	2008	2032			23.32	23.32
	FIXED		0.48	0.48	2008	2032			14.40	14.40
	FIXED		2.00	2.00	2008	2032			17.73	17.73
	FIXED		2.00	2.00	2008	2032			15.98	15.98
	FIXED		2.00	2.00	2008	2032			12.00	12.00
	FIXED		2.00	2.00	2008	2032			12.86	12.86
	LIBOR BASE				2005	2025	16.00	16.00	8.99	8.99

	FIXED		6.06	6.06	2005	2025			0.32	0.32
	FIXED		5.89	5.89	2005	2025			0.04	0.04
	FIXED		5.85	5.85	2005	2025			0.00	0.00
	FIXED		5.88	5.88	2005	2025			0.08	0.08
	FIXED		4.73	4.73	2005	2025			0.18	0.18
	FIXED		5.02	5.02	2005	2025			0.11	0.11
	FIXED		3.84	3.84	2005	2025			0.33	0.33
	FIXED		4.07	4.07	2005	2025			0.56	0.56
	FIXED		4.38	4.38	2005	2025			0.31	0.31
	FIXED		3.02	3.02	2005	2025			0.44	0.44
	FIXED		3.93	3.93	2005	2025			1.24	1.24
	FIXED		2.71	2.71	2005	2025			0.74	0.74
	FIXED		2.52	2.52	2005	2025			1.45	1.45
	FIXED		1.23	1.23	2005	2025			0.85	0.85
	FIXED		1.23	1.23	2005	2025			0.51	0.51
	FIXED		1.23	1.23	2005	2025			0.30	0.30
	FIXED		2.00	2.00	2005	2025			1.54	1.54
	LIBOR BASE				2004	2023	5.00	5.00	3.07	3.07

	FIXED		5.56	5.56	2004	2023			0.04	0.04
	FIXED		5.87	5.87	2004	2023			0.20	0.20
	FIXED		5.83	5.83	2004	2023			0.15	0.15
	FIXED		5.84	5.84	2004	2023			0.03	0.03
	FIXED		4.62	4.62	2004	2023			0.36	0.36
	FIXED		4.98	4.98	2004	2023			0.51	0.51

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

		Interest		Interest Rate + Spread/ Service Charge	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2015
Currency	Interest Rate Basis	Spread	Rate				(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED		3.74	3.74	2004	2023			0.33	0.33
	FIXED		3.92	3.92	2004	2023			0.26	0.26
	FIXED		4.17	4.17	2004	2023			0.32	0.32
	FIXED		2.82	2.82	2004	2023			0.37	0.37
	FIXED		3.71	3.71	2004	2023			0.37	0.37
	FIXED		2.56	2.56	2004	2023			0.14	0.14
	LIBOR BASE				2002	2019	100.00	100.00	69.35	69.35

	FIXED		5.33	5.33	2002	2019			6.98	6.98
	FIXED		5.52	5.52	2002	2019			10.07	10.07
	FIXED		5.51	5.51	2002	2019			8.54	8.54
	FIXED		5.29	5.29	2002	2019			8.17	8.17
	FIXED		5.45	5.45	2002	2019			6.71	6.71
	FIXED		5.57	5.57	2002	2019			9.13	9.13
	FIXED		6.07	6.07	2002	2019			4.04	4.04
	FIXED		5.90	5.90	2002	2019			10.86	10.86
	FIXED		5.83	5.83	2002	2019			1.44	1.44
	FIXED		5.84	5.84	2002	2019			3.40	3.40
	LIBOR BASE				2007	2026	11.00	11.00	6.42	6.42

	FIXED		5.63	5.63	2007	2026			0.10	0.10
	FIXED		5.14	5.14	2007	2026			0.23	0.23
	FIXED		4.68	4.68	2007	2026			0.05	0.05
	FIXED		3.96	3.96	2007	2026			0.03	0.03
	FIXED		4.37	4.37	2007	2026			0.11	0.11
	FIXED		4.31	4.31	2007	2026			0.48	0.48
	FIXED		3.54	3.54	2007	2026			0.61	0.61
	FIXED		3.79	3.79	2007	2026			0.30	0.30
	FIXED		2.78	2.78	2007	2026			1.09	1.09
	FIXED		2.55	2.55	2007	2026			0.37	0.37
	FIXED		1.23	1.23	2007	2026			1.06	1.06
	FIXED		2.00	2.00	2007	2026			1.30	1.30
	FIXED		2.00	2.00	2007	2026			0.68	0.68
	LIBOR BASE				2007	2026	83.75	83.75	76.32	76.32

	FIXED		5.63	5.63	2007	2026			0.48	0.48
	FIXED		5.14	5.14	2007	2026			1.92	1.92
	FIXED		4.68	4.68	2007	2026			0.34	0.34
	FIXED		3.96	3.96	2007	2026			1.62	1.62
	FIXED		4.37	4.37	2007	2026			2.75	2.75
	FIXED		4.31	4.31	2007	2026			2.34	2.34
	FIXED		3.54	3.54	2007	2026			2.01	2.01
	FIXED		3.79	3.79	2007	2026			4.37	4.37
	FIXED		2.78	2.78	2007	2026			4.41	4.41
	FIXED		2.55	2.55	2007	2026			8.29	8.29
	FIXED		1.23	1.23	2007	2026			8.94	8.94
	FIXED		2.22	2.22	2007	2026			11.30	11.30
	FIXED		2.95	2.95	2007	2026			9.08	9.08
	FIXED		0.62	0.62	2007	2026			6.26	6.26
	FIXED		0.86	0.86	2007	2026			6.59	6.59
	FIXED		0.86	0.86	2007	2026			5.64	5.64
	LIBOR BASE				2002	2022	100.00	100.00	57.09	57.09

	FIXED		5.30	5.30	2002	2022			1.75	1.75
	FIXED		5.50	5.50	2002	2022			0.87	0.87
	FIXED		5.50	5.50	2002	2022			1.77	1.77
	FIXED		5.27	5.27	2002	2022			2.78	2.78
	FIXED		5.45	5.45	2002	2022			1.27	1.27
	FIXED		5.57	5.57	2002	2022			3.58	3.58
	FIXED		6.07	6.07	2002	2022			5.05	5.05
	FIXED		5.90	5.90	2002	2022			2.92	2.92
	FIXED		5.85	5.85	2002	2022			7.74	7.74
	FIXED		5.85	5.85	2002	2022			3.58	3.58
	FIXED		4.54	4.54	2002	2022			4.60	4.60
	FIXED		4.97	4.97	2002	2022			4.61	4.61
	FIXED		3.67	3.67	2002	2022			7.95	7.95
	FIXED		3.81	3.81	2002	2022			4.22	4.22
	FIXED		2.69	2.69	2002	2022			0.20	0.20
	FIXED		3.57	3.57	2002	2022			2.50	2.50
	FIXED		2.46	2.46	2002	2022			1.71	1.71
	LIBOR BASE				2003	2022	50.00	50.00	31.10	31.10

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

		Interest		Interest Rate + Spread/ Service Charge	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2015
Currency	Interest Rate Basis	Spread	Rate				(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED		5.49	5.49	2003	2022			0.94	0.94
	FIXED		5.49	5.49	2003	2022			0.16	0.16
	FIXED		5.25	5.25	2003	2022			0.35	0.35
	FIXED		5.42	5.42	2003	2022			1.60	1.60
	FIXED		5.53	5.53	2003	2022			1.57	1.57
	FIXED		6.03	6.03	2003	2022			2.05	2.05
	FIXED		5.86	5.86	2003	2022			3.15	3.15
	FIXED		5.81	5.81	2003	2022			5.21	5.21
	FIXED		5.81	5.81	2003	2022			4.25	4.25
	FIXED		4.53	4.53	2003	2022			3.97	3.97
	FIXED		4.94	4.94	2003	2022			2.57	2.57
	FIXED		3.66	3.66	2003	2022			2.75	2.75
	FIXED		3.81	3.81	2003	2022			2.16	2.16
	FIXED		4.04	4.04	2003	2022			0.25	0.25
	FIXED		3.58	3.58	2003	2022			0.10	0.10
	LIBOR BASE				2003	2022	33.60	33.60	19.76	19.76

	FIXED		5.49	5.49	2003	2022			0.83	0.83
	FIXED		5.49	5.49	2003	2022			0.47	0.47
	FIXED		5.25	5.25	2003	2022			0.54	0.54
	FIXED		5.42	5.42	2003	2022			0.56	0.56
	FIXED		5.53	5.53	2003	2022			2.21	2.21
	FIXED		6.03	6.03	2003	2022			2.36	2.36
	FIXED		5.86	5.86	2003	2022			1.77	1.77
	FIXED		5.81	5.81	2003	2022			4.38	4.38
	FIXED		5.81	5.81	2003	2022			1.52	1.52
	FIXED		4.53	4.53	2003	2022			2.15	2.15
	FIXED		4.94	4.94	2003	2022			1.59	1.59
	FIXED		3.66	3.66	2003	2022			1.02	1.02
	FIXED		3.81	3.81	2003	2022			0.35	0.35
	LIBOR BASE				2003	2023	21.90	21.90	14.07	14.07

	FIXED		5.52	5.52	2003	2023			0.18	0.18
	FIXED		5.28	5.28	2003	2023			0.28	0.28
	FIXED		5.44	5.44	2003	2023			0.34	0.34
	FIXED		5.54	5.54	2003	2023			0.11	0.11
	FIXED		6.04	6.04	2003	2023			0.65	0.65
	FIXED		5.87	5.87	2003	2023			0.91	0.91
	FIXED		5.82	5.82	2003	2023			1.75	1.75
	FIXED		5.83	5.83	2003	2023			1.29	1.29
	FIXED		4.57	4.57	2003	2023			0.70	0.70
	FIXED		4.96	4.96	2003	2023			0.20	0.20
	FIXED		3.70	3.70	2003	2023			0.79	0.79
	FIXED		3.86	3.86	2003	2023			0.48	0.48
	FIXED		4.11	4.11	2003	2023			0.47	0.47
	FIXED		2.76	2.76	2003	2023			0.09	0.09
	FIXED		3.65	3.65	2003	2023			0.53	0.53
	FIXED		2.51	2.51	2003	2023			1.52	1.52
	FIXED		2.32	2.32	2003	2023			1.51	1.51
	FIXED		1.23	1.23	2003	2023			2.02	2.02
	FIXED		1.23	1.23	2003	2023			0.26	0.26
	LIBOR BASE				2004	2024	60.00	60.00	18.68	18.68

	FIXED		5.47	5.47	2004	2024			0.56	0.56
	FIXED		5.56	5.56	2004	2024			0.37	0.37
	FIXED		6.05	6.05	2004	2024			0.58	0.58
	FIXED		5.88	5.88	2004	2024			1.65	1.65
	FIXED		5.84	5.84	2004	2024			0.67	0.67
	FIXED		5.86	5.86	2004	2024			0.08	0.08
	FIXED		4.66	4.66	2004	2024			7.79	7.79
	FIXED		4.99	4.99	2004	2024			6.97	6.97
	LIBOR BASE				2005	2024	19.00	19.00	12.11	12.11

	FIXED		5.68	5.68	2005	2024			0.08	0.08
	FIXED		6.09	6.09	2005	2024			0.59	0.59
	FIXED		5.60	5.60	2005	2024			0.29	0.29
	FIXED		6.41	6.41	2005	2024			0.37	0.37
	FIXED		5.39	5.39	2005	2024			0.76	0.76
	FIXED		5.43	5.43	2005	2024			0.88	0.88

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

		Interest		Interest Rate + Spread/ Service Charge	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2015
Currency	Interest Rate Basis	Spread	Rate				(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED		3.47	3.47	2005	2024			0.75	0.75
	FIXED		4.89	4.89	2005	2024			1.09	1.09
	FIXED		4.25	4.25	2005	2024			1.58	1.58
	FIXED		3.89	3.89	2005	2024			1.28	1.28
	FIXED		3.77	3.77	2005	2024			2.37	2.37
	FIXED		3.34	3.34	2005	2024			1.33	1.33
	FIXED		1.00	1.00	2005	2024			0.63	0.63
	FIXED		3.34	3.34	2005	2024			0.11	0.11
	LIBOR BASE				2006	2026	200.00	200.00	183.32	183.32

	FIXED		6.43	6.43	2006	2026			2.32	2.32
	FIXED		5.45	5.45	2006	2026			8.32	8.32
	FIXED		5.49	5.49	2006	2026			33.11	33.11
	FIXED		3.49	3.49	2006	2026			22.30	22.30
	FIXED		5.00	5.00	2006	2026			8.07	8.07
	FIXED		4.42	4.42	2006	2026			26.13	26.13
	FIXED		4.05	4.05	2006	2026			24.42	24.42
	FIXED		3.98	3.98	2006	2026			16.92	16.92
	FIXED		3.98	3.98	2006	2026			2.77	2.77
	FIXED		3.98	3.98	2006	2026			26.52	26.52
	FIXED		2.00	2.00	2006	2026			0.72	0.72
	FIXED		2.00	2.00	2006	2026			8.56	8.56
	FIXED		2.71	2.71	2006	2026			3.15	3.15
	FIXED		3.71	3.71	2006	2026			0.00	0.00
	LIBOR BASE				2006	2026	110.00	110.00	95.98	95.98

	FIXED		6.43	6.43	2006	2026			0.25	0.25
	FIXED		5.45	5.45	2006	2026			5.88	5.88
	FIXED		3.49	3.49	2006	2026			10.67	10.67
	FIXED		4.42	4.42	2006	2026			18.01	18.01
	FIXED		3.98	3.98	2006	2026			0.35	0.35
	FIXED		3.56	3.56	2006	2026			29.16	29.16
	FIXED		3.56	3.56	2006	2026			28.34	28.34
	FIXED		1.95	1.95	2006	2026			3.32	3.32
							500.00	500.00	500.00	500.00

	LIBOR BASE	0.50	0.44	0.94	2011	2037			2.50	2.50
	LIBOR BASE	0.50	0.44	0.94	2011	2037			497.50	497.50
	LIBOR BASE	0.50	0.21	0.71	2008	2033	200.00	200.00	200.00	200.00
	FIXED		1.78	1.78	2009	2033	10.00	10.00	8.97	8.97
	LIBOR BASE	0.50	0.24	0.74	2010	2035	250.00	250.00	250.00	250.00
	FIXED		0.59	0.59	2010	2035	30.00	30.00	29.33	29.33
	FIXED		1.82	1.82	2009	2034	70.36	70.36	41.98	41.98
	LIBOR BASE	0.50	0.44	0.94	2010	2035	59.12	59.12	57.29	57.29
	LIBOR BASE	0.50	0.39	0.89	2011	2036	10.00	10.00	2.47	2.47
	LIBOR BASE	0.50	0.43	0.93	2011	2036	250.00	250.00	250.00	250.00
	LIBOR BASE	0.50	0.39	0.89	2013	2037	100.00	100.00	99.12	99.12
	LIBOR BASE	0.50	0.44	0.94	2013	2037	300.00	300.00	300.00	300.00
	LIBOR BASE	0.50	0.33	0.83	2013	2038	500.00	500.00	500.00	500.00
	LIBOR BASE	0.50	0.41	0.91	2014	2039	479.00	479.00	140.95	140.95
	LIBOR BASE	0.50	0.43	0.93	2014	2039	300.00	300.00	8.08	8.08
	LIBOR BASE	0.50	0.44	0.94	2014	2044	501.25	501.25	45.09	45.09
	LIBOR BASE	0.50	0.44	0.94	2014	2039	116.00	116.00	5.29	5.29
	LIBOR BASE	0.50	0.44	0.94	2014	2039	300.00	300.00	300.00	300.00
	FIXED		3.00	3.00	1980	2021	5.70	5.70	1.44	1.44
	FIXED		3.00	3.00	1982	2023	9.90	9.90	1.95	1.95
	FIXED		3.00	3.00	1984	2021	3.20	3.20	0.01	0.01
	FIXED		3.00	3.00	1975	2017	15.00	15.00	1.45	1.45
	FIXED		3.00	3.00	1975	2017	5.00	5.00	0.47	0.47
	FIXED		3.00	3.00	1974	2016	2.00	2.00	0.10	0.10
	FIXED		3.00	3.00	1976	2017	10.00	10.00	0.86	0.86
	FIXED		3.00	3.00	1977	2018	3.00	3.00	0.42	0.42
	FIXED		3.00	3.00	1978	2019	5.00	5.00	0.83	0.83
	FIXED		3.00	3.00	1978	2018	2.25	2.25	0.24	0.24
	FIXED		3.00	3.00	1978	2018	0.21	0.21	0.12	0.12
	FIXED		3.00	3.00	1979	2020	10.62	10.62	2.46	2.46
	FIXED		3.00	3.00	1980	2021	6.38	6.38	1.61	1.61
	FIXED		3.00	3.00	1979	2021	4.40	4.40	1.13	1.13

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

		Interest		Interest Rate + Spread/ Service Charge	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2015
Currency	Interest Rate Basis	Spread	Rate				(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
	FIXED		3.00	3.00	1979	2020	5.00	5.00	0.84	0.84
	FIXED		3.00	3.00	1981	2021	10.12	10.12	2.84	2.84
	FIXED		3.00	3.00	1981	2022	1.00	1.00	0.29	0.29
	FIXED		3.00	3.00	1980	2021	2.30	2.30	0.57	0.57
	FIXED		3.00	3.00	1980	2021	2.70	2.70	0.65	0.65
	FIXED		3.00	3.00	1981	2022	1.60	1.60	0.26	0.26
	FIXED		3.00	3.00	1982	2023	4.50	4.50	0.29	0.29
	FIXED		3.00	3.00	1982	2023	8.30	8.30	0.08	0.08
	FIXED		3.00	3.00	1984	2023	7.00	7.00	0.02	0.02
	FIXED		3.00	3.00	1983	2024	13.50	13.50	0.08	0.08
	FIXED		3.00	3.00	1979	2021	2.50	2.50	0.27	0.27
	FIXED		3.00	3.00	1980	2023	7.50	7.50	1.40	1.40
	FIXED		3.00	3.00	1980	2023	9.20	9.20	0.19	0.19
	FIXED		3.00	3.00	1982	2023	2.90	2.90	0.11	0.11
	FIXED		3.00	3.00	1983	2025	7.80	7.80	0.42	0.42
	FIXED		3.00	3.00	1983	2024	1.00	1.00	0.03	0.03
	FIXED		3.00	3.00	1984	2024	2.30	2.30	0.15	0.15
	FIXED		3.00	3.00	1979	2022	1.60	1.60	0.25	0.25
	FIXED		3.00	3.00	1980	2023	3.30	3.30	0.77	0.77
	FIXED		3.00	3.00	2002	2016	41.25	41.25	0.80	0.80
	FIXED		3.00	3.00	1975	2017	3.50	3.50	0.25	0.25
	FIXED		3.00	3.00	1978	2021	5.00	5.00	1.09	1.09
	FIXED		3.00	3.00	1979	2022	2.62	2.62	0.24	0.24
	FIXED		3.00	3.00	1978	2024	0.88	0.88	0.16	0.16
	FIXED		3.00	3.00	1980	2021	1.50	1.50	0.12	0.12
	FIXED		3.00	3.00	1981	2022	7.10	7.10	0.90	0.90
	FIXED		3.00	3.00	1985	2015	40.00	40.00	1.54	1.54
	FIXED		3.00	3.00	1986	2016	40.00	40.00	2.46	2.46
	FIXED		3.00	3.00	1988	2018	30.00	30.00	3.46	3.46
	FIXED		3.00	3.00	1990	2020	21.00	21.00	4.85	4.85
	FIXED		4.00	4.00	1991	2021	15.00	15.00	4.37	4.37
	FIXED		4.00	4.00	1992	2022	20.00	20.00	5.83	5.83
	FIXED		3.00	3.00	1993	2023	20.00	20.00	7.50	7.50
	FIXED		3.00	3.00	1994	2019	15.00	15.00	3.56	3.56
	FIXED		4.00	4.00	1998	2018	10.00	10.00	2.50	2.50
	FIXED		2.00	2.00	1999	2019	30.00	30.00	9.37	9.37
	FIXED		2.00	2.00	2000	2020	40.00	40.00	15.00	15.00
	FIXED		1.00	1.00	2001	2031	40.00	40.00	25.97	25.97
	FIXED		1.00	1.00	2002	2032	20.00	20.00	13.83	13.83
	FIXED		1.00	1.00	2003	2033	40.00	40.00	29.23	29.23
	FIXED		1.00	1.00	2004	2034	20.00	20.00	15.38	15.38
	FIXED		1.00	1.00	2005	2036	20.00	20.00	15.69	15.69
	FIXED		1.00	1.00	2006	2037	20.00	20.00	17.60	17.60
	FIXED		0.75	0.75	1973	2022	12.70	12.70	2.67	2.67
	FIXED		0.75	0.75	1978	2027	28.00	28.00	8.07	8.07
	FIXED		0.75	0.75	1979	2029	40.00	40.00	13.53	13.53
	FIXED		4.25	4.25	1997	2014	10.00	10.00	0.00	0.00
	FIXED		2.75	2.75	2000	2016	10.00	10.00	0.90	0.90
	FIXED		3.00	3.00	2001	2021	7.00	7.00	2.15	2.15
	FIXED		4.00	4.00	2008	2028	30.00	30.00	0.00	0.00
	FIXED		4.00	4.00	2008	2028	10.00	10.00	8.67	8.67
	FIXED		4.20	4.20	2012	2032	30.00	30.00	6.07	6.07
	LIBOR BASE		0.34	0.34	1992	2022	20.00	20.00	6.50	6.50
	LIBOR BASE		0.29	0.29	1994	2024	15.00	15.00	6.75	6.75
	FIXED		1.50	1.50	1996	2027	25.75	25.75	14.45	14.45
	LIBOR BASE		0.33	0.33	2007	2022	62.75	62.75	42.00	42.00
	FIXED		1.00	1.00	2000	2031	7.01	7.01	5.30	5.30
	FIXED		0.30	0.30	2002	2032	4.40	4.40	3.65	3.65
	FIXED		0.30	0.30	2002	2032	6.78	6.78	5.62	5.62
	FIXED		0.30	0.30	2002	2032	18.56	18.56	15.39	15.39
	FIXED		0.30	0.30	2002	2033	12.94	12.94	11.04	11.04
	FIXED		0.20	0.20	2006	2042	13.50	13.50	13.50	13.50
	FIXED		4.98	4.98	2006	2015	13.50	13.50	0.00	0.00
	FIXED		3.00	3.00	2009	2029	89.15	89.15	85.88	85.88
	FIXED		0.75	0.75	1974	2024	9.50	9.50	2.57	2.57
	FIXED		2.00	2.00	1988	2016	10.00	10.00	0.23	0.23
	FIXED		2.00	2.00	1989	2017	2.63	2.63	0.17	0.17

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

		Interest		Interest Rate + Spread/ Service Charge	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2015
Currency	Interest Rate Basis	Spread	Rate				(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)
B. RELENT TO GOCCs/GFIs								1,407.25		602.42

EURO							31.82	35.81	11.14	12.54

	INTEREST FREE		0.00	0.00	1982	2012	1.86	2.09	0.00	0.00
	INTEREST FREE		0.00	0.00	1983	2013	1.86	2.09	0.00	0.00
	INTEREST FREE		0.00	0.00	1992	2022	3.72	4.18	1.49	1.67
	INTEREST FREE		0.00	0.00	1996	2025	3.26	3.67	1.80	2.03
	INTEREST FREE		0.00	0.00	2004	2038	6.31	7.10	6.18	6.95
	FIXED		2.00	2.00	1981	2015	8.18	9.20	0.01	0.01
	FIXED		5.02	5.02	2004	2017	6.63	7.46	1.67	1.88

JAPANESE YEN							148,255.40	1,237.78	65,594.32	547.65

	FIXED		3.00	3.00	1982	2012	670.00	5.59	0.00	0.00
	FIXED		3.00	3.00	1982	2012	490.00	4.09	0.00	0.00
	FIXED		3.00	3.00	1983	2013	4,500.00	37.57	0.00	0.00
	FIXED		3.00	3.00	1983	2013	240.00	2.00	0.00	0.00
	FIXED		3.50	3.50	1984	2014	2,905.00	24.25	0.00	0.00
	FIXED		3.50	3.50	1986	2016	175.00	1.46	6.96	0.06
	FIXED		3.00	3.00	1988	2018	1,272.00	10.62	115.28	0.96
	FIXED		3.00	3.00	1988	2018	6,015.00	50.22	723.74	6.04
	FIXED		3.00	3.00	1988	2018	2,478.00	20.69	7.49	0.06
	FIXED		3.00	3.00	1988	2018	192.00	1.60	20.62	0.17
	FIXED		2.70	2.70	1989	2019	5,054.00	42.20	982.76	8.21
	FIXED		2.70	2.70	1991	2021	2,005.00	16.74	542.82	4.53
	FIXED		2.70	2.70	1991	2021	5,788.00	48.32	1,608.88	13.43
	FIXED		3.00	3.00	1993	2023	18,120.00	151.28	7,029.90	58.69
	FIXED		3.00	3.00	1993	2023	1,259.00	10.51	466.66	3.90
	FIXED		3.00	3.00	1994	2024	9,795.00	81.78	4,321.32	36.08
	FIXED		3.00	3.00	1994	2024	6,212.00	51.86	1,078.61	9.01
	FIXED				1997	2027	26,344.00	219.95	14,645.46	122.27

	FIXED		2.70	2.70	1997	2027			14,422.63	120.41
	FIXED		2.30	2.30	1997	2027			222.82	1.86
				0.00
	FIXED		0.75	0.75	1998	2038	23,668.00	197.60	10,162.41	84.85
	FIXED		1.00	1.00	2000	2040	22,262.00	185.87	16,836.25	140.57

	FIXED		1.00	1.00	2000	2040			15,334.35	128.03
	FIXED		0.75	0.75	2000	2040			1,501.90	12.54
	FIXED		1.00	1.00	2000	2040	8,266.00	69.01	6,774.50	56.56

	FIXED		1.00	1.00	2000	2040			6,094.05	50.88
	FIXED		0.75	0.75	2000	2040			680.45	5.68
	FIXED		3.00	3.00	1995	2025	545.40	4.55	270.68	2.26

SPECIAL DRAWING RIGHT							28.01	39.34	20.12	28.26

	FIXED		0.75	0.75	1996	2036	10.15	14.26	6.73	9.45
	FIXED		1.00	1.00	1991	2025	6.54	9.19	3.82	5.36
	FIXED		1.00	1.00	1996	2031	11.31	15.89	9.57	13.45

UNITED STATES DOLLAR							94.32	94.32	13.97	13.97

	LIBOR BASE		0.69	0.69	1999	2017	2.30	2.30	0.37	0.37
	FIXED		3.00	3.00	1975	2016	20.00	20.00	0.49	0.49
	FIXED		3.00	3.00	1976	2017	20.00	20.00	1.45	1.45
	FIXED		3.00	3.00	1976	2017	20.00	20.00	1.93	1.93
	FIXED		0.75	0.75	1979	2029	22.00	22.00	7.78	7.78
	FIXED		0.75	0.75	1972	2022	10.02	10.02	1.95	1.95

III. NG ISSUED DEBT SECURITIES								32,237.25		27,657.35

EURO							500.00	562.60	500.00	562.60

	FIXED		6.25	6.25	2006	2016	500.00	562.60	500.00	562.60

JAPANESE YEN BONDS							100,000.00	834.90	100,000.00	834.90

	FIXED		2.32	2.32	2010	2020	100,000.00	834.90	100,000.00	834.90

EXTERNAL DEBT OF THE REPUBLIC OF THE PHILIPPINES(1)

AS OF SEPTEMBER 30, 2015

(In millions)

		Interest		Interest Rate + Spread/ Service Charge	Year Contracted	Year of Maturity	Original Amount Contracted		Outstanding Balance as of September 30, 2015
Currency	Interest Rate Basis	Spread	Rate				(In Original Currency)	(In US Dollars)(2)	(In Original Currency)	(In US Dollars)(2)

PHP							129,679.00	2,762.07	129,679.00	2,762.07

	FIXED		4.95	4.95	2010	2021	44,109.00	939.49	44,109.00	939.49
	FIXED		6.25	6.25	2011	2036	54,770.00	1,166.56	54,770.00	1,166.56
	FIXED		3.90	3.90	2012	2022	30,800.00	656.02	30,800.00	656.02

UNITED STATED DOLLAR							28,077.68	28,077.68	23,497.78	23,497.78

	FIXED		8.75	8.75	1996	2016	690.00	690.00	433.42	433.42
	FIXED		9.88	9.88	1999	2019	500.00	500.00	261.23	261.23
	FIXED		9.88	9.88	1999	2019	200.00	200.00	200.00	200.00
	FIXED		9.50	9.50	1999	2024	1,006.29	1,006.29	347.80	347.80
	FIXED		9.88	9.88	1999	2019	400.00	400.00	400.00	400.00
	FIXED		10.63	10.63	2000	2025	1,000.00	1,000.00	632.89	632.89
	FIXED		9.38	9.38	2002	2017	750.00	750.00	368.45	368.45
	FIXED		10.63	10.63	2003	2025	300.00	300.00	300.00	300.00
	FIXED		9.38	9.38	2004	2017	250.00	250.00	250.00	250.00
	FIXED		10.63	10.63	2004	2025	700.00	700.00	700.00	700.00
	FIXED		9.50	9.50	2005	2030	1,500.00	1,500.00	1,500.00	1,500.00
	FIXED		9.50	9.50	2005	2030	500.00	500.00	500.00	500.00
	FIXED		8.00	8.00	2005	2016	1,000.00	1,000.00	142.19	142.19
	FIXED		7.75	7.75	2006	2031	1,500.00	1,500.00	1,225.70	1,225.70
	FIXED		7.75	7.75	2006	2031	450.00	450.00	450.00	450.00
	FIXED		8.00	8.00	2006	2016	300.00	300.00	300.00	300.00
	FIXED		7.75	7.75	2006	2031	434.51	434.51	434.51	434.51
	FIXED		7.50	7.50	2006	2024	774.20	774.20	577.59	577.59
	FIXED		6.38	6.38	2007	2032	1,000.00	1,000.00	1,000.00	1,000.00
	FIXED		6.38	6.38	2008	2032	500.00	500.00	500.00	500.00
	FIXED		8.38	8.38	2009	2019	1,500.00	1,500.00	1,237.75	1,237.75
	FIXED		6.50	6.50	2009	2020	750.00	750.00	335.29	335.29
	FIXED		6.38	6.38	2009	2034	1,000.00	1,000.00	1,000.00	1,000.00
	FIXED		6.50	6.50	2010	2020	650.00	650.00	650.00	650.00
	FIXED		6.38	6.38	2010	2034	850.00	850.00	850.00	850.00
	FIXED		4.00	4.00	2010	2021	2,075.87	2,075.87	1,758.59	1,758.59
	FIXED		6.38	6.38	2010	2034	946.81	946.81	946.81	946.81
	FIXED		5.50	5.50	2011	2026	1,500.00	1,500.00	1,145.58	1,145.58
	FIXED		6.38	6.38	2011	2034	50.00	50.00	50.00	50.00
	FIXED		5.00	5.00	2012	2037	1,500.00	1,500.00	1,500.00	1,500.00
	FIXED		4.20	4.20	2014	2024	1,500.00	1,500.00	1,500.00	1,500.00
	FIXED		3.95	3.95	2015	2040	2,000.00	2,000.00	2,000.00	2,000.00

(1)	Excludes External Debt Guaranteed by the Republic.
(2)	Amounts in original currencies were translated to US Dollars using BSP reference rates prevailing on September 30, 2015.

DOMESTIC GOVERNMENT SECURITIES(1)

AS OF SEPTEMBER 30, 2015

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of September 30, 2015
TOTAL (I + I I)					3,915,560.66

I. ACTUAL OBLIGATIONS					3,882,562.66

A. TREASURY BILLS					282,488.30

AUCTION	Various		2015-2016		107,920.00
CB-BOL	Various		2015-2016		174,568.30

B. BONDS				50,097.05	56,775.25

28.5 Yr FXTB				97.05	97.05

Fixed Rate	12.8400%	1996	2025	97.05	97.05

Treasury Bonds (CB-BoL)	Floating Rate	1993	2018	50,000.00	50,000.00

Agrarian Reform Bonds	Floating Rate				6,678.20

C. FIXED RATE T/BONDS				2,092,793.41	1,735,286.74

3 Yr FXTB				151,167.70	145,548.31

Fixed Rate	1.6250%	2013	2016	65,000.00	60,164.54
Fixed Rate	1.6250%	2014	2016	34,620.00	34,620.00
Fixed Rate	2.8750%	2014	2017	51,547.70	50,763.77

5 Yr FXTB				230,155.30	205,472.17

Fixed Rate	4.6250%	2011	2015	7,231.50	5,025.29
Fixed Rate	4.6250%	2012	2017	53,202.90	53,042.12
Fixed Rate	4.1250%	2012	2017	9,034.60	8,100.19
Fixed Rate	2.1250%	2013	2018	60,686.30	39,304.57
Fixed Rate	2.1250%	2014	2018	25,000.00	25,000.00
Fixed Rate	2.1250%	2015	2018	50,000.00	50,000.00
Fixed Rate	3.3750%	2015	2020	25,000.00	25,000.00

7 Yr FXTB				555,171.60	469,127.37

Fixed Rate	7.0000%	2010	2017	69,147.30	46,120.33
Fixed Rate	7.0000%	2012	2017	9,000.00	9,000.00
Fixed Rate	5.3750%	2010	2017	8,799.20	5,216.93
Fixed Rate	5.3750%	2012	2017	3,915.60	3,915.60
Fixed Rate	5.0000%	2011	2018	45,727.80	37,853.86
Fixed Rate	5.0000%	2012	2018	48,136.90	48,136.90
Fixed Rate	5.0000%	2014	2018	96.20	96.20
Fixed Rate	5.0000%	2012	2019	31,607.40	25,648.84
Fixed Rate	4.7500%	2012	2019	39,831.90	39,676.09
Fixed Rate	4.7500%	2012	2019	9,200.00	8,679.31
Fixed Rate	3.8750%	2012	2019	136,866.40	124,814.54
Fixed Rate	3.8750%	2014	2019	22,385.00	22,385.00
Fixed Rate	3.8750%	2015	2019	25,000.00	25,000.00
Fixed Rate	3.5000%	2014	2021	80,457.90	47,583.76
Fixed Rate	3.5000%	2015	2021	25,000.00	25,000.00
10 Yr FXTB				524,432.30	380,831.65

Fixed Rate	10.1250%	2005	2015	4,040.10	1,678.19
Fixed Rate	9.1125%	2005	2015	38.00	38.00
Fixed Rate	9.2500%	2006	2016	9,815.50	4,630.57
Fixed Rate	8.3250%	2006	2016	110.00	110.00
Fixed Rate	7.5000%	2006	2016	3,060.10	1,922.33
Fixed Rate	7.5000%	2009	2016	7,595.50	7,595.50

DOMESTIC GOVERNMENT SECURITIES(1)

AS OF SEPTEMBER 30, 2015

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of September 30, 2015
Fixed Rate	7.0000%	2006	2016	3,315.00	2,224.99
Fixed Rate	6.2500%	2006	2016	6,000.00	131.20
Fixed Rate	6.2500%	2011	2016	2,468.40	2,468.40
Fixed Rate	7.7500%	2007	2017	14,761.70	1,125.56
Fixed Rate	7.7500%	2008	2017	7,916.60	4,096.53
Fixed Rate	7.7500%	2009	2017	11,317.10	11,317.10
Fixed Rate	5.8750%	2008	2018	49,680.30	38,982.00
Fixed Rate	8.8750%	2011	2018	14,135.20	6,495.88
Fixed Rate	7.8750%	2009	2019	72,600.00	51,228.86
Fixed Rate	7.8750%	2010	2019	9,153.80	9,153.80
Fixed Rate	7.8750%	2011	2019	10,487.30	10,487.30
Fixed Rate	7.7500%	2010	2020	35,001.90	18,614.08
Fixed Rate	7.7500%	2011	2020	373.60	373.60
Fixed Rate	6.1250%	2010	2020	30,257.50	17,269.22
Fixed Rate	6.1250%	2011	2020	7,285.60	7,285.60
Fixed Rate	6.5000%	2011	2021	52,201.30	38,185.58
Fixed Rate	5.7500%	2011	2021	15,291.20	12,270.93
Fixed Rate	5.7500%	2012	2021	30,707.20	30,707.20
Fixed Rate	4.8750%	2012	2022	28,783.10	22,553.90
Fixed Rate	4.7500%	2012	2022	32,075.30	22,944.62
Fixed Rate	4.0000%	2012	2022	35,934.50	26,914.21
Fixed Rate	4.0000%	2013	2022	30,026.50	30,026.50

20 Yr FXTB				376,152.61	298,324.82

Fixed Rate	14.3750%	1997	2017	6,020.10	5,179.55
Fixed Rate	14.3750%	2000	2017	3,804.90	3,804.90
Fixed Rate	12.8400%	1998	2018	10.45	10.45
Fixed Rate	12.8400%	1999	2019	6.52	6.52
Fixed Rate	12.8400%	2000	2020	2.20	2.20
Fixed Rate	12.8400%	2001	2021	2.42	2.42
Fixed Rate	12.8400%	2002	2022	2.67	2.67
Fixed Rate	15.0000%	2002	2022	7,116.10	3,884.87
Fixed Rate	12.7500%	2002	2022	1,000.00	760.00
Fixed Rate	13.5000%	2002	2022	35.00	35.00
Fixed Rate	12.8400%	2003	2023	2.95	2.95
Fixed Rate	13.0000%	2003	2023	7,305.40	4,301.51
Fixed Rate	11.7000%	2003	2023	287.00	287.00
Fixed Rate	11.8750%	2003	2023	6,986.50	2,649.22
Fixed Rate	11.3750%	2003	2023	3,671.80	1,728.09
Fixed Rate	12.3750%	2004	2024	3,253.60	2,228.68
Fixed Rate	11.1375%	2004	2024	258.30	258.30
Fixed Rate	12.8750%	2004	2024	3,224.80	2,380.82
Fixed Rate	11.5875%	2004	2024	60.00	60.00
Fixed Rate	13.7500%	2004	2024	4,193.80	3,080.85
Fixed Rate	12.3750%	2004	2024	15.90	15.90
Fixed Rate	12.1250%	2005	2025	4,577.40	3,128.46
Fixed Rate	10.9125%	2005	2025	90.00	90.00
Fixed Rate	12.1250%	2005	2025	4,652.60	2,343.96
Fixed Rate	10.9125%	2005	2025	29.00	29.00
Fixed Rate	10.2500%	2006	2026	14,744.60	7,977.73
Fixed Rate	8.0000%	2011	2026	4,322.00	2,105.35
Fixed Rate	8.0000%	2011	2026	9,966.90	9,966.90
Fixed Rate	8.6250%	2007	2027	8,980.30	3,953.13
Fixed Rate	8.6250%	2008	2027	3,518.00	3,518.00
Fixed Rate	8.6250%	2011	2027	50.80	50.80

DOMESTIC GOVERNMENT SECURITIES(1)

AS OF SEPTEMBER 30, 2015

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of September 30, 2015
Fixed Rate	9.5000%	2008	2028	9,124.50	7,215.48
Fixed Rate	9.5000%	2009	2028	8,501.30	8,501.30
Fixed Rate	9.5000%	2010	2028	1,315.50	1,315.50
Fixed Rate	8.7500%	2010	2030	83,322.30	72,412.57
Fixed Rate	5.8750%	2012	2032	38,024.20	35,530.27
Fixed Rate	5.7500%	2012	2032	11,479.70	11,254.12
Fixed Rate	5.7500%	2014	2032	9,000.00	9,000.00
Fixed Rate	3.6250%	2013	2033	68,546.00	40,603.25
Fixed Rate	3.6250%	2014	2033	23,647.10	23,647.10
Fixed Rate	3.6250%	2015	2033	25,000.00	25,000.00

25 Yr FXTB				255,713.90	235,982.42

Fixed Rate	18.2500%	2000	2025	6,478.20	3,792.75
Fixed Rate	18.2500%	2001	2025	2,320.00	2,320.00
Fixed Rate	12.5000%	2005	2030	7,057.50	5,665.24
Fixed Rate	11.2500%	2005	2030	100.20	100.20
Fixed Rate	11.2500%	2006	2031	6,029.30	4,835.69
Fixed Rate	9.3750%	2006	2031	8,000.00	6,175.06
Fixed Rate	10.1250%	2006	2031	255.00	255.00
Fixed Rate	11.2500%	2011	2031	6,209.20	6,209.20
Fixed Rate	8.5000%	2007	2032	19,138.20	14,757.30
Fixed Rate	8.5000%	2008	2032	4,029.00	4,029.00
Fixed Rate	8.5000%	2011	2032	27,222.00	27,222.00
Fixed Rate	9.2500%	2009	2034	30,842.10	28,054.60
Fixed Rate	8.0000%	2010	2035	59,558.10	57,766.90
Fixed Rate	8.0000%	2011	2035	4,453.50	4,453.50
Fixed Rate	7.6250%	2011	2036	33,692.10	32,186.37
Fixed Rate	5.7500%	2012	2037	20,587.40	18,417.50
Fixed Rate	5.7500%	2014	2037	19,742.10	19,742.10

D. RETAIL TREASURY BONDS				827,003.12	753,195.11

5 Yr				33,009.00	27,493.62

Fixed Rate	6.0000%	2011	2016	33,009.00	27,493.62

7 Yr				63,380.88	49,345.79

Fixed Rate	7.0000%	2009	2016	29,372.88	23,843.88
Fixed Rate	6.6250%	2010	2017	34,008.00	25,501.91

10 Yr				307,673.06	268,736.80

Fixed Rate	7.2500%	2010	2020	31,762.00	17,089.08
Fixed Rate	7.3750%	2011	2021	70,958.00	57,621.08
Fixed Rate	5.7500%	2011	2021	54,953.06	52,604.12
Fixed Rate	3.2500%	2013	2023	150,000.00	141,422.52

15 Yr				99,281.43	95,805.24

Fixed Rate	6.2500%	2011	2026	55,143.96	53,270.55
Fixed Rate	5.3750%	2012	2027	44,137.47	42,534.69

20 Yr				135,658.75	132,682.04

Fixed Rate	5.8750%	2012	2032	135,658.75	132,682.04

25 Yr				188,000.00	179,131.62

Fixed Rate	6.1250%	2012	2037	188,000.00	179,131.62

DOMESTIC GOVERNMENT SECURITIES(1)

AS OF SEPTEMBER 30, 2015

(In million Pesos)

Interest Rate Basis	Interest Rate (Per Annum)	Year Contracted	Year of Maturity	Original Amount	Outstanding as of September 30, 2015

E. BENCHMARK BONDS				1,233,271.40	1,031,342.25

7 Yr				192,442.33	87,696.32

Fixed Rate	7.000%	2009	2016	158,924.93	54,178.92
Fixed Rate	7.000%	2010	2016	33,499.70	33,499.70
Fixed Rate	7.000%	2011	2016	17.70	17.70

10 Yr				408,797.04	324,126.35

Fixed Rate	9.125%	2006	2016	65,716.55	20,317.41
Fixed Rate	9.125%	2007	2016	18,572.30	18,572.30
Fixed Rate	9.125%	2008	2016	17,433.50	17,433.50
Fixed Rate	9.125%	2009	2016	204.70	204.70
Fixed Rate	5.875%	2010	2020	33,452.93	15,579.38
Fixed Rate	5.875%	2011	2020	11,063.20	11,063.20
Fixed Rate	4.125%	2014	2024	140,874.35	119,476.34
Fixed Rate	3.625%	2015	2025	121,479.52	121,479.52

10.5 Yr				67,626.83	57,907.89

Fixed Rate	6.375%	2011	2022	67,626.83	57,907.89

20 Yr				255,837.15	255,837.15

Fixed Rate	8.000%	2011	2031	255,837.15	255,837.15

25 Yr				308,568.05	305,774.54

Fixed Rate	8.125%	2010	2035	166,010.04	163,216.53
Fixed Rate	4.625%	2015	2040	142,558.01	142,558.01

F. ONSHORE DOLLAR BONDS (2)				20,450.00	23,475.00

Fixed Rate	2.750%	2012	2023	20,450.00	23,475.00

II. NG GUARANTEED Government Securities				32,998.00	32,998.00

A. NFA Fixed Rate Coupon Bond				8,000.00	8,000.00

Fixed Rate	6.750%	2008	2018	8,000.00	8,000.00

B. NPC Fixed Rate COUPON BOND				6,320.00	6,320.00

Fixed Rate	5.875%	2006	2016	6,320.00	6,320.00

C. PSALM Fixed Rate RTB				18,678.00	18,678.00

Fixed Rate	7.750%	2010	2017	18,678.00	18,678.00

(1)	Excludes Government securities issued offshore by the Republic.
(2)	Onshore Dollar Bonds converted to Pesos using BSP reference rate as of September 30, 2015: 1 USD = (Peso)46.95

DOMESTIC DEBT OF THE REPUBLIC OF THE PHILIPPINES (OTHER THAN SECURITIES)(1)

AS OF SEPTEMBER 30, 2015

(In million Pesos)

Interest Rate Basis	Year Contracted	Year of Maturity	Original Amount Contracted	Outstanding Balance as of September 30, 2015
T O T AL				598

DIRECT LOANS				156

AVAILED BY AGENCIES				156

PHILIPPINE PESOS
INTEREST FREE	1953	Upon Demand		79
INTEREST FREE	1953	Upon Demand		48
INTEREST FREE	1953	Upon Demand		29

ASSUMED DOMESTIC LIABILITIES FROM DBP			442	442

PHILIPPINE PESOS
INTEREST FREE	1986	Upon Demand	120	120
INTEREST FREE	1986	Upon Demand	72	72
INTEREST FREE	1986	Upon Demand	50	50
INTEREST FREE	1986	Upon Demand	200	200

(1)	Excludes government securities and debt guaranteed by the Republic

GUARANTEED DOMESTIC DEBT OF THE REPUBLIC OF THE PHILIPPINES (OTHER THAN SECURITIES)(1)

AS OF SEPTEMBER 30, 2015

(In million Pesos)

Interest Rate Basis	Year Contracted	Year of Maturity	Original Amount Contracted	Outstanding Balance as of September 30, 2015
TOTAL			108,255	104,784

GFI GUARANTEE ASSUMED BY THE GOVERNMENT PER PROC. 50.			220	136

INTEREST FREE	1986	Upon Demand	7	7
INTEREST FREE	1986	Upon Demand	30	30
INTEREST FREE	1986	Upon Demand	12	12
INTEREST FREE	1986	Upon Demand	17	17
INTEREST FREE	1986	Upon Demand	35	15
INTEREST FREE	1986	Upon Demand	7	7
INTEREST FREE	1986	Upon Demand	6	6
INTEREST FREE	1986	Upon Demand	5	5
INTEREST FREE	1986	Upon Demand	3	3
INTEREST FREE	1986	Upon Demand	1	1
INTEREST FREE	1986	Upon Demand	19	19
INTEREST FREE	1986	Upon Demand	32	1
INTEREST FREE	1986	Upon Demand	32	5
INTEREST FREE	1986	Upon Demand	8	3
INTEREST FREE	1986	Upon Demand	4	4

NG DIRECT GUARANTEE ON GOCC LOANS			108,035	104,648

Floating Rate	2012	2015	950	900
Floating Rate	2011	2021	75,000	71,663
Floating Rate	2013	2016	32,085	32,085

(1)	Excludes securities issued by GOCCs

PART II

(as required by Items (11), (13) and (14) of Schedule B of the Securities Act of 1933)

Item 11. Estimated Expenses

It is estimated that the expenses in connection with the sale of the debt securities hereunder, exclusive of compensation payable to underwriters and agents, will be as follows:

	($)
SEC Registration Fee	503,500	(1)
Printing Costs*	40,000
Legal Fees and Expenses*	100,000
Fiscal Agent Fees and Expenses*	40,000
Miscellaneous*	700,000

Total	1,383,500

*	Estimate.

Note:

(1)	This Registration Statement and the prospectus contained herein relate to $5,000,000,000 aggregate principal amount of debt securities and/or warrants, of which $579,986,795 aggregate principal amount of debt securities and/or warrants have been previously registered under (i) the Registrant’s Registration Statement No. 333-171038 filed on December 8, 2010 and (ii) the Registrant’s Registration Statement No. 333-201380 filed on January 6, 2015. $20,946.73 of the total registration fee paid by the Registrant with Registration Statement No. 333-171038 and calculated in accordance with the fees then in effect (which relates to $293,783,095 aggregate principal amount of debt securities and/or warrants) and $33,256.87 of the total registration fee paid by the Registrant with Registration Statement No. 333-201380 and calculated in accordance with the fees then in effect (which relates to $286,203,700 aggregate principal amount of debt securities and/or warrants) has been applied to the registration fee to be paid with this Registration Statement pursuant to Rule 457 under the Securities Act of 1933. The remaining fee of $445,095.33 (calculated in accordance with the fees currently in effect) is being paid herewith for an aggregate principal amount of $4,420,013,205 of additional debt securities and/or warrants to be registered hereunder.

Undertakings

The undersigned Registrant hereby undertakes:

(1)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the “Act”);

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

(2)	that, for the purpose of determining any liability under the Act, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

Contents

This Registration Statement consists of:

1	Facing sheet.

2	Part I consisting of the Prospectus.

3	Part II consisting of pages numbered II-1 through II-5.

4	The following exhibits:

A.	Fiscal Agency Agreement.[1]

B.	Form of Debt Securities (attached to the form of Fiscal Agency Agreement under A above).[1]

C.	Form of Warrant Agreement.[2]

D.	Form of Underwriting Agreement.[3]

E.	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, as to the legality of the Debt Securities.[4]

F.	Opinion of Linklaters, U.S. counsel to the Republic of the Philippines, as to the legality of the Debt Securities.[4]

G.	Consent of the Secretary of the Department of Justice of the Republic of the Philippines (included in Exhibit (E)).[4]

H.	Consent of Linklaters (included in Exhibit (F)).[4]

I.	Consent of Roberto B. Tan, National Treasurer, Republic of the Philippines (included on signature page).

J.	Form of Supplement No. 1 to the Fiscal Agency Agreement (including form of Debt Securities).[5]

K.	Form of Supplement No. 2 to the Fiscal Agency Agreement (including form of Registered Security).[6]

Notes:

(1)	Incorporated by reference to Registration Statement No. 333-10960.

(2)	To be filed concurrently with the applicable prospectus supplement in a post-effective amendment to this Registration Statement relating to a particular issue of debt securities or warrants.

(3)	Incorporated by reference to Registration Statement No. 333-183717.

(4)	Previously filed.

(5)	Incorporated by reference to Registration Statement No. 333-108310.

(6)	Incorporated by reference to Post-Effective Amendment No. 1 to the Registration Statement No. 333-163671.

Signature of the Republic of the Philippines

Pursuant to the requirements of the Securities Act of 1933, the Republic of the Philippines has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Manila, Republic of the Philippines on the 11th day of February, 2016.

REPUBLIC OF THE PHILIPPINES

By	/S/ ROBERTO B. TAN
Roberto B. Tan[1] Treasurer of the Philippines

Note:

(1)	Consent is hereby given to use of his name in connection with the information specified in this Registration Statement or amendment thereto to have been supplied by him and stated on his authority.

Signature of Authorized Representative of the Republic of the Philippines

Pursuant to the Securities Act of 1933, the undersigned, a duly authorized representative of the Republic of the Philippines in the United States, has signed this Registration Statement or amendment thereto in The City of New York, New York on the 11th day of February, 2016.

REPUBLIC OF THE PHILIPPINES

By	/S/ MARIO LOPEZ DE LEON, JR.
Name: Mario Lopez de Leon, Jr. Title: Consul General

Exhibit Index

Exhibit	Description

A.	Fiscal Agency Agreement.[1]

B.	Form of Debt Securities (attached to the form of Fiscal Agency Agreement under A above).[1]

C.	Form of Warrant Agreement.[2]

D.	Form of Underwriting Agreement.[3]

E.	Opinion of the Secretary of the Department of Justice, the Republic of the Philippines, as to the legality of the Debt Securities.[4]

F.	Opinion of Linklaters, U.S. counsel to the Republic of the Philippines, as to the legality of the Debt Securities.[4]

G.	Consent of the Secretary of the Department of Justice of the Republic of the Philippines (included in Exhibit (E)).[4]

H.	Consent of Linklaters (included in Exhibit (F)).[4]

I.	Consent of Roberto B. Tan, National Treasurer, Republic of the Philippines (included on signature page).

J.	Form of Supplement No. 1 to the Fiscal Agency Agreement (including form of Debt Securities).[5]

K.	Form of Supplement No. 2 to the Fiscal Agency Agreement (including form of Registered Security).[6]

Notes:

(1)	Incorporated by reference to Registration Statement No. 333-10960.

(2)	To be filed concurrently with the applicable prospectus supplement in a post-effective amendment to this Registration Statement relating to a particular issue of debt securities or warrants.

(3)	Incorporated by reference to Registration Statement No. 333-183717.

(4)	Previously filed.

(5)	Incorporated by reference to Registration Statement No. 333-108310.

(6)	Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement No. 333-163671.